Form 20-F
period 2023-12-31
DAVIS COMMODITIES Ltd
filed 2024-05-15
CIK 1949478

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from         to

Commission file number: 001-41804

Davis Commodities Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive offices)

Ai Imm Lim, Group Financial Controller

Telephone: +65 6896 5333

Email: imm@daviscl.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	DTCK	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 24,500,625 ordinary shares, par value $0.000000430108 per share, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large-accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large-accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large-accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

•	“Davis Commodities” are to Davis Commodities Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

•	“Davis Commodities (Singapore)” are to Davis Commodities Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is wholly owned by Maxwill (as defined below);

•	“LP Grace” are to LP Grace Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Maxwill (as defined below);

•	“Maxwill” are to Maxwill Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Davis Commodities Limited;

•	“Maxwill (Asia)” are to Maxwill (Asia) Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Maxwill;

•	“Maxwill Foodlink” are to Maxwill Foodlink Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Maxwill;

•	“Ordinary Shares” are to the ordinary shares of Davis Commodities, par value $0.000000430108 per share;

•	“Singapore dollars,” “SGD,” and “S$” are to the legal currency of Singapore;

•	“U.S. dollars,” “US$,” “$,” and “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of Davis Commodities Limited and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Singapore dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain Singapore dollars into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2023	2022	2021
At the end of the year – SGD	SGD1.3465 to $1.00	SGD1.3900 to $1.00	SGD1.3680 to $1.00
Average rate for the year – SGD	SGD1.3578 to $1.00	SGD1.3853 to $1.00	SGD1.3448 to $1.00

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

Our business operations are concentrated in Asia, Africa and the Middle East regions. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these regions, than the operations of more geographically diversified competitors. These risks include:

•	changes in economic conditions and unemployment rates;

•	changes in laws and regulations;

•	changes in competitive environment; and

•	adverse weather conditions and natural disasters (including weather or road conditions that limit access to our stores).

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event that any of the regions to which we sell our products is more severely impacted by any such adverse condition, as compared to other regions.

Import or export restrictions by other countries on the commodity products may have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects.

Official and unofficial policies implemented by other countries or international organizations to limit imports from certain countries and/or exports of sugar, rice, and oil and fat products (such as the imposition of qualitative or quantitative restrictions, increased inspections and quarantines or additional requirements for sales) may affect our ability to sell such products abroad. For example, we procure raw and white sugar products from India, because in May 2022, the Indian government implemented an export quota for sugar to curb overseas sales and protect food supplies. Additionally, in September 2022, the Indian government imposed a 20% levy on rice exports of key varieties, such as un-milled and husk brown rice, and banned the export of broken rice. As of the date of this annual report, the aforementioned actions taken by the Indian government have had no adverse impact on our business, financial condition, results of operations, cash flows or prospects, because we are not dependent on suppliers from India, and we have alternative supply sources from Pakistan, Thailand and Vietnam. However, export restrictions by countries from which we procure sugar and rice or any import restrictions implemented on the commodity products by other countries or international organizations that we sell to may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. While import or export restrictions implemented by countries have not affected our ability to procure and export commodity products into the markets where our customers are based in the past, we cannot assure you that we will not encounter such disruptions in the future, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our operations are dependent on the availability and price of raw materials such as sugar, rice, palm oil, palm olein, and coconut oil. Unfavorable global weather conditions, the lack of long-term contracts at fixed prices with our suppliers, and the seasonal nature of crops, may have an adverse effect on the price and availability of such raw materials. Any increase in the cost of or shortfall in the availability of such raw materials could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. Seasonable variations could also result in fluctuations in our results of operations.

We source our finished packaged commodity products from global suppliers, which are predominantly sugar products from Brazil, India, Malaysia, Thailand and Indonesia, rice products from Thailand, India, Vietnam and Pakistan, and oil and fat products from Indonesia and Malaysia. We are not involved in the milling, processing and/or refining of raw materials used to produce the finished package commodity products that we sell to our customers. We purchase finished packaged commodities from our suppliers, after which we engage with third-party freight and/or shipping companies for the transportation of these products, and then distribute these products to our customers. Nevertheless, our business is highly dependent on the price reasonability and availability of high quality raw agricultural commodity materials which serve as inputs that our suppliers use to manufacture the commodity products that we distribute to our customers.

The price and availability of such raw materials depend on several factors beyond our control, including overall economic conditions, production levels, market demand and competition for such raw materials, production and transportation costs, duties and taxes and trade restrictions. Negative developments pertaining to such factors may have an adverse impact on the availability and prices of raw materials used in our suppliers’ manufacturing operations, which may consequently increase the costs of our operations as well as negatively affect our business, financial condition, results of operations, cash flows and prospects.

Additionally, we do not have long-term supply contracts with any of our suppliers. We typically place orders with them in advance of our anticipated requirements for some of our products. For example, we typically pre-order sugar products from certain suppliers for the upcoming calendar year based on the annual forecasted demand. We will place additional orders with the relevant suppliers when inventory levels run low. The absence of long-term contracts at fixed prices exposes us to volatility in the prices of raw materials that are used to manufacture the sugar, rice, and oil and fat products and we cannot assure you that we will always be able to pass on any consequent cost increases from our suppliers to our customers, nor that volumes purchased by our customers can be maintained should selling prices to our customers increase.

Furthermore, the supply of raw materials used by our suppliers to manufacture our commodity products is subject to seasonal variations. For example, the supply of raw materials is generally dependent on the harvesting season of various crops such as sugar cane, rice and palm. As a result of such seasonal fluctuations, and given that we do not have access to storage infrastructure such as warehouses for off-season sales, our sales and results of operations may vary by financial quarter, and the sales and results of operations of any given financial quarter may not be relied upon as indicators of the sales or results of operations of other financial quarters or of our future performance. Such seasonal fluctuations may also result in a shortfall in the availability of the raw materials required by our suppliers to manufacture the commodity products during certain periods, which could lead to a shortage in production of the finished commodity products we distribute to our customers, and, consequently, have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Risks relating to climate change and episodes of extreme weather events could have an adverse effect on the price and availability of raw materials on which our operations are dependent.

Our business is highly dependent on the price reasonability and availability of high quality raw agricultural commodity materials such as sugar, rice, palm oil, palm olein, and coconut oil, which serve as inputs that our suppliers use to manufacture the finished commodity products that we distribute to our customers.

The physical effects of climate change, which may include extreme weather events, resource shortages, changes in rainfall and storm patterns, water shortages, changing sea levels and temperatures, including higher temperatures, may have an adverse effect on our business and operations. Unfavorable global weather conditions, including extreme weather, such as drought, floods and natural disasters, may have an adverse effect on the price reasonability and availability of raw materials. Additionally, such events or conditions could also have other adverse effects on the operations, workforce and/or the local communities surrounding our suppliers or customers, including an increased risk of food insecurity, water scarcity, civil unrest and the prevalence of disease. There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. The availability of raw materials used to manufacture the finished commodity products for our business, which include, amongst others, sugar, rice, palm oil, palm olein, and coconut oil, may be adversely affected by longer than usual periods of heavy rainfall in certain regions or a drought caused by weather conditions such as El Niño. For example, excessive rainfall may lead to poor pollination of palms, decrease the effectiveness of fertilizers and affect harvesting. Adverse weather conditions may also result in decreased availability of water, which could impact the processing and refining of the raw materials.

Our business depends on consistent supplies of finished commodity products from our suppliers to operate efficiently. In the event that the effects of climate change, including extreme weather events, cause prolonged disruptions to the delivery of raw materials, essential commodities and/or other essential inputs used in our suppliers’ manufacturing operations, or affect the prices or availability thereof, it may in turn increase the costs of our operations or the availability of finished commodity products that we sell to our customers, which will consequently negatively affect our business, financial condition, results of operations, cash flows and prospects.

We depend significantly on the procurement of finished products, and various factors may result in an inadequate supply or result in an increase in our costs in order to secure sufficient products to meet our deliverable requirements to customers.

Although all the finished commodity products are imported from global suppliers which are typically reliable, it is nevertheless possible for there to be an inadequate supply of finished commodity products due to a breach in performance obligation(s) by a certain supplier, by export restrictions imposed by governments of foreign countries from which we export the finished commodity products, or for any other reason, which could hamper our business and operations. Additionally, we estimate the transportation time for the export of the finished commodities several months in advance of the actual time that they are required by our customers, and any error in our estimate or any change in market conditions by the time the products are delivered may lead to a shortfall in the relevant sugar, rice, and oil and fat products to fulfill the orders placed by our customers. Even in situations where it is possible to meet our customers’ requirements or demands, our inability to predict the transportation lead time may result in an increase in our costs if we are required to secure sufficient products from alternative sources or suppliers. Although we may seek to pass on some or all of any such additional costs to customers, we cannot assure you that we will be successful in doing so. This may adversely affect our business, financial condition, results of operations, cash flows and prospects.

It is also possible that from time to time, one or more of our existing suppliers may discontinue their supply of finished commodity products to us, and any inability on our part to procure the commodity products from alternative suppliers in a timely fashion, or on commercially acceptable terms, may adversely affect our operations. If, for any reason, primary suppliers curtail or discontinue their delivery of the commodity products to us in the quantities we need, or on commercially acceptable terms, our delivery schedules could be disrupted, and our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

We have a diverse range of products in three main categories of agricultural commodities and our inability to manage our diversified operations may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We offer a diverse range of products across three main categories of agricultural commodities: sugar, rice, and oil and fat products. Accordingly, our management requires considerable expertise and skill to manage and allocate an appropriate amount of time and attention to each category of commodity products. Merchandizing a diverse range of products also makes forecasting future revenue and operating results difficult, which may impair our operations and your ability to assess our financial prospects. In addition, our cost controls, internal controls, and accounting and reporting systems must be integrated and upgraded on a continual basis to support our operations. In order to manage and integrate our products and operations, we are required to, among other things, stay abreast with key developments in each geography in which we operate, implement and continue to improve our operational, financial and management systems, develop the management skills of our managers and continue to train, motivate and manage our employees. If we are unable to manage our business and operations, our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the markets in which we operate.

The COVID-19 pandemic has caused volatility in the global economy. Government measures taken in response to the pandemic, including quarantine orders, as well as other indirect effects that the COVID-19 pandemic is having on global economic activity have also resulted in operating and logistics risks for us, and industrial operations by our suppliers were impacted by changed protocols or working practices. Preventative measures put in place to tackle the COVID-19 pandemic in any jurisdiction with which our supply chain is involved could negatively impact our operations. For instance, a lockdown may impact our supply chain which may result in a delay in the supply of the finished commodity products to our customers. However, as a whole, our business and operations have not been affected by the pandemic-related lockdowns in China. As sugar is a key staple commodity, demand for our products, including sugar, rice and oil and fat products, remain strong in China, and we have not experienced a decline in consumer demand for our products in China.

The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place. Further, COVID-19 pandemic restrictions had disrupted supply chains, resulting in delayed shipments for some of our products.

The COVID-19 pandemic has also led to sharp reductions in global growth rates and the ultimate impact on the global economy remains uncertain. Accordingly, the COVID-19 pandemic may have significant negative impacts in the medium and long term, including on our business, financial condition, results of operations, cash flows and prospects.

We derive a significant portion of our revenue from sugar products and any reduction in demand or in the production of sugar products could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We derive a significant portion of our revenue from the sale and distribution of sugar products. For the fiscal years ended December 31, 2023, 2022 and 2021, our revenue from the sale of sugar products amounted to approximately US$116.4 million, US$154.8 million and US$135.1 million, or approximately 61.0%, 74.9% and 69.6% of our revenue, respectively. For details on the sugar products distributed by our Company, please see the section entitled “Item 4. Information on the Company – B. Business Overview – Our Main Business Activities – Sugar”. Consequently, any reduction in demand or a temporary or permanent discontinuation of manufacturing of the sugar products by any of our suppliers could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our products are commodities in nature, and their prices are subject to fluctuations that may affect our profitability.

Our earnings are, to a large extent, dependent on the prices of the sugar, rice, and oil and fat products that we sell, which are commodities in nature. These prices fluctuate due to factors beyond our control, including, among other things, world supply and demand, supply of raw materials, weather, crop yields, trade disputes between governments of key producing and consuming countries and governmental regulation. Global demand for agricultural commodities may be adversely affected in periods of sustained economic downturn, while supply may be affected due to weather conditions or long-term technological developments, all of which are factors are beyond our control.

We strive to minimize our commodity price risks by either selling the sugar, rice, and oil and fat products on a cost-plus basis (a pricing method whereby a fixed percentage is added to the cost it takes to produce one unit of a product), or by hedging prices of the sugar products through futures contracts on the commodity exchanges. The rice and oil and fat products and others, specifically tomato puree, together accounted for approximately 39.0% of our revenue for the fiscal year ended December 31, 2023, and we sell all of the rice products and oil and fat products to our customers on a cost-plus basis. The sugar products accounted for approximately 61.0% of our revenue for the fiscal year ended December 31, 2023, and we typically pre-order sugar products from certain suppliers for the upcoming calendar year based on the annual forecasted sugar product demand. While we sell most of our sugar product volume on a cost-plus basis, we have had open positions on sugar product prices for approximately 20% of our annual sugar product volume, historically. These open positions on sugar product prices are a result of the sugar product pricing at the point of purchase from the relevant supplier possibly varying with the sugar product prices at the point of sales to our customers, and may lead to uncertainty in our sugar product margins. We mitigate against this risk by hedging the sugar products which are exposed to open positions by trading sugar futures over the futures exchanges, including the ICE Futures Europe and ICE Futures U.S. Our hedging positions enable us to fix the price of the sell future contracts at the point of purchase for the total purchase amount of the sugar products purchased from certain suppliers against adverse fluctuations in the sugar product prices and, upon maturity of such sell future contract. In addition, a buy future contract is simultaneously executed at sugar product’s spot price in order to close such sell future contract.

Although we have thus far been able to pass on any increased costs to our customers by increasing prices for our products, and may be adequately hedged against adverse fluctuations in commodity product prices through our practice of hedging our purchases, we cannot assure you that we will always be successful in doing so. It is difficult to predict the specific price fluctuations that may occur and the exact impact which they may have on our earnings, and such price fluctuations may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Fluctuation in the exchange rate between the US$ and foreign currencies may have an adverse effect on our business.

Although some of our clients and producers are located in jurisdictions that use currencies other than US$, S$ or Euros€, the majority of our trades are conducted using US$ and we have minimal trades which are conducted using € and S$. While we follow established risk management practices, we are nevertheless exposed to risks from foreign exchange rate fluctuations, since our business is dependent on imports and exports entailing large foreign exchange transactions, in currencies including the US$, S$ and €. Exchange rates between some of these currencies and the US$ in recent years have fluctuated significantly and may do so in the future, thereby impacting our results of operations and cash flows in US$ terms. However, we do not hedge our exposure to foreign exchange fluctuations through derivatives or any other means. For the fiscal years ended December 31, 2021, 2022 and 2023, we recognized a foreign exchange loss of US$30,729, US$22,379 and US$1,778, respectively. Further, given that we rely on the importation of commodity products, any adverse movement in currency exchange rates may result in an increase in the costs of the commodity products that we procure, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our inability to effectively manage our growth could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

For the fiscal years ended December 31, 2023, 2022 and 2021, our total revenue was approximately US$190.7 million, US$206.7 million and US$194.2 million, respectively, representing a decrease by approximately 7.7% from fiscal year 2022 to 2023, and an increase by approximately 6.4% from fiscal year 2021 to 2022; our net profit was approximately US$1.1 million, US$4.6 million and US$4.7 million, respectively, representing a decrease by approximately 76.5% from fiscal year 2022 to fiscal year 2023, and a decrease by approximately 1.8% from fiscal year 2021 to 2022. Our inability to manage our expansion effectively and execute our growth strategy in a timely manner, or within budget estimates, or our inability to meet the expectations of our customers and other stakeholders, could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. We intend to continue expanding our business. Our future prospects will depend on our ability to grow our business and operations, which could be affected by many factors, including our ability to introduce new products and maintain the quality of the products, general political and economic conditions, government policies or strategies in respect of specific industries, prevailing interest rates, price of commodity products we procure, energy supply and currency exchange rates.

In order to manage our growth effectively, we must implement, upgrade and improve our operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, or if there are weaknesses in our internal controls that would result in inconsistent internal standard operating procedures, we may not be able to meet our customers’ needs, hire and retain new employees or operate our business effectively. Moreover, our ability to sustain our rate of growth depends significantly upon our ability to select and retain key managerial personnel, maintain effective risk management practices and train managerial personnel to address emerging challenges.

We cannot assure you that our existing or future management, operational and financial systems, procedures and controls will be adequate to support future operations or establish or develop business relationships beneficial to future operations. Failure to manage growth effectively could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

The improper handling or storage of commodity products, spoilage of and damage to such commodity products, or any real or perceived contamination in the commodity products, could subject us to regulatory and legal action, damage our reputation and have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

The commodity products that we procure and distribute are subject to risks of contamination, adulteration and product tampering during their processing, transport or storage. In the event that our products fail to meet quality standards, including as prescribed by the Singapore Food Agency, or are alleged to result in harm to our customers, we may be exposed to the risks of product liability or recall claims. For example, any occurrence of negligence and/or oversight in the process of refining by our suppliers, may result in us selling impure oil to our customers which may cause harm to their health. Although we only purchase finished commodity products from our suppliers and have no involvement in the processing, refining or milling of commodities, such incidents may nonetheless expose us to liabilities and claims by our customers, which could adversely affect our reputation, growth and profitability. Additionally, storage of our products entails risks associated with the storage environment, including the risk of moisture, adverse temperature and humidity levels and pests. Excessively high or low levels of moisture, temperature or humidity may result in damage to our stored products, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

While such risks may be controlled, albeit not eliminated, by adherence to good manufacturing practices and finished product testing, we have little control over the manufacturing processes of our suppliers or their third-party manufacturers. We cannot assure you that there will not be incidents of contaminated products or ingredients in the future which may result in product liability claims, product recalls and negative publicity. Such product liability claims may also result legal proceedings brought against us by our consumers, distributors and government agencies. If we are made a party to product liability proceedings, we may incur considerable expenses in defending such claims which would also require the diversion of management’s attention and the diversion of significant resources away from our core profitable business areas. For the fiscal years ended December 31, 2021, 2022 and 2023, we did not incur any costs associated with product liability claims. We do not maintain product liability insurance coverage for our domestic and international markets. We are, accordingly, not able to claim any losses and/or receive compensation from insurers in connection with any product liability claims. Any product recalls, product liability claims or adverse regulatory action may adversely affect our reputation and brand image, as well as entail significant costs, which could adversely affect our reputation, business, financial condition, results of operations, cash flows and prospects.

We rely heavily on our existing brands, the dilution of which could adversely affect our business.

Our product portfolio spans various brands which are owned by our Company, including two main brands: Maxwill and Taffy. We distribute sugar products and oil and fat products under these brands to customers both in Singapore and in overseas markets. Additionally, we distributed the Lin brand sugar products in Singapore through our exclusive distributorship with the Thai Roong Ruang Sugar Group from February 1, 2021 to December 31, 2023. On December 31, 2023, the distribution agreement between us and the Thai Roong Ruang Sugar Group was terminated. The amount of revenues that were generated through our exclusive distributorship with Thai Roong Ruang Sugar Group was less than 1.0% of our total revenues in each of the fiscal years ended December 31, 2021, 2022 and 2023. We have appointed Tong Seng Produce Pte. Ltd., an established distributor of rice, oil, sugar, flour and fiber products in Singapore, for the exclusive distribution of certain sugar products under our Taffy brand. The amount of revenues that were generated through our exclusive distributorship with Tong Seng Produce Pte. Ltd. was also less than 1.0% of our revenues in each of the fiscal years ended December 31, 2021, 2022 and 2023. We have no commitment from any customer to purchase a certain amount of our products, even under these exclusive or established distributorships. Our brands and reputation are among our most important assets and serve in attracting customers to our products in preference over those of our competitors. We believe that continuing to develop awareness of these brands, through focused and consistent branding and marketing initiatives, among retail consumers and institutional customers, is important for our ability to increase our sales volumes and our revenues, grow our existing market share and expand into new markets. Any decrease in product quality due to reasons beyond our control or allegations of product defects, even when false or unfounded, could tarnish the image of the established brands and may cause consumers to choose other products. Our brands and reputation could also be affected by social, health and cultural organizations and any negative publicity campaigns (such as the introduction of low-sugar or low-fat campaigns), which could lead to a decline in our sales volume. Further, the considerable expansion in the use of social media over recent years has compounded the impact of those groups’ negative publicity. Consequently, any adverse publicity involving these brands, our Company or our products may impair our reputation, dilute the impact of our branding and marketing initiatives and adversely affect our business and our prospects. Any adverse publicity involving our brands may result in a substantial impairment to our reputation and negatively affect our business, financial condition, results of operations, cash flows and prospects.

We procure commodity products from our suppliers and utilize the services of certain third-party service providers for our operations. Any deficiency or interruption in their services could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We rely on global suppliers for the supply of finished sugar, rice, and oil and fat products which we purchase. We also utilize and depend on the services of certain third-party service providers for our operations. For instance, we depend on third-party transport providers, such as international haulers, shipping lines and transport companies, for freight forwarding and shipping services. The agreements entered into with such third parties include provisions which may allow the third-party to terminate the agreement with limited prior notice. In the event that any of such third parties determine to terminate or breach their respective agreements, we cannot assure you that we will be able to obtain a replacement in a timely manner, or at all, which may reduce our sales volumes and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We cannot assure you that we will be successful in continuing to receive uninterrupted, high quality service from various third parties on whom we rely for materially all of our current and future products and related services. Any termination or breach of contract, disruption or inefficiencies in the operations of these third parties may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our inability to expand or effectively manage our distribution network may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our customers in Asia, Africa and the Middle East are located in over 20 countries. In addition to traditional distribution channels, we have utilized third-party e-commerce platforms to market and distribute the sugar, rice, and oil and fat products. Our ability to expand and grow our product reach significantly depends on the reach and effective management of our distribution network. We continuously seek to increase the market penetration of our products by appointing new distributors targeted at different customer groups and geographies. We cannot assure you that we will be able to successfully identify or appoint new distributors or effectively manage our existing distribution network. If the terms offered to such distributors by our competitors are more favorable than those offered by us, distributors may decline to distribute our products and terminate their arrangements with us. We may be unable to appoint replacement distributors in a timely fashion, or at all, which may reduce our sales volumes and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Further, our competitors may have exclusive arrangements with certain distributors who may be unable to stock and distribute our products, which may limit our ability to expand our distribution network. Similarly, our competitors may adopt innovative distribution models, which could be more effective than traditional distribution models resulting in a reduction in the sales of our products. We may also face disruptions in the distribution and delivery of the products for various reasons beyond our control, including poor handling by distributors of our products, transportation bottlenecks, natural disasters and labor issues which could lead to delayed or lost deliveries, and any failure to provide distributors with sufficient inventories of our products may result in a reduction in the sales. If our distributors fail to distribute our products in a timely manner, or adhere to the terms of the distribution arrangement, or if our distribution arrangements are terminated, our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

If we pursue strategic acquisitions or joint ventures, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.

As of the date of this annual report, we have not identified any such strategic acquisitions. We may evaluate potential acquisitions or joint ventures that would further our strategic objectives, from time to time. However, we may not be able to identify suitable target assets or companies, consummate a transaction on terms that are favorable to us, or achieve the anticipated synergies, expected returns and other benefits as a result of integration challenges or anti-monopoly regulations. Companies or operations acquired, or joint ventures created by us may not be profitable or may not achieve sales levels and profitability that justify the investments made. Our corporate development activities may entail financial and operational risks, including diversion of management attention from its existing core businesses, difficulty in integrating or separating personnel, financial, information technology and other systems, difficulty in retaining key employees, and negative impacts on existing business relationships with suppliers and customers. The potential for future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt and such issuances or incurrences, or the perception that such issuances or incurrences may occur, could depress the market price of our equity securities. Potential future acquisitions may also increase our contingent liabilities and operating expenses, all of which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our existing loan agreements contain certain covenants and restrictions that may limit the flexibility of our Company in the way in which we organize our subsidiaries and/or operate our business.

Certain of our Company’s financing agreements contain covenants that limit its ability to undertake or permit, among other things, any re-organization or change of shareholders, without the prior written consent of the relevant lender. Such limitations could hinder strategic initiatives, restructuring efforts, or capital allocation decisions, potentially impacting the Company's growth prospects, financial flexibility, and ability to adapt to changing market conditions. Failure to comply with these covenants could result in breaches of contractual obligations, triggering default provisions and leading to adverse consequences, including acceleration of debt repayment or other enforcement actions by lenders.

Notwithstanding the above, the total outstanding debt facilities our Company had with these lenders amounted to approximately US$464,514 as of April 30, 2024. Our cash and cash balances position as of December 31, 2023 amounted to US$1,330,355. In the event that all our borrowings require immediate repayment, our directors and management believe that the total amounts can be repaid without severely affecting our cash flows and/or operations.

If we are unable to introduce new products and respond to changing consumer preferences in a timely and effective manner, the demand for our products may decline, which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. There is no guarantee that we will be successful in the new business segments or products that we plan to expand into.

The success of our business depends upon our ability to anticipate and identify changes in consumer preferences and offer commodity products that consumers require. For example, according to Frost & Sullivan Limited ("Frost & Sullivan”), whom we commissioned in June 2022 to produce the “The Agricultural Commodity Market Independent Market Research Report” (the “Frost & Sullivan Report”), health awareness of Asian consumers is increasing and is being driven by the rising standard of living in Asia. Consumer inclination towards purchasing healthier food varieties has increased. Consumers are now seeking healthier, less processed, raw sugar varieties such as brown and organic sugar to reduce its negative impact on the body following its consumption. Many sugar manufacturers are developing innovative varieties to keep up with market demand. The growing concerns with regards to lifestyle related health conditions such as obesity and diabetes is expected to further drive demand for healthier sugar varieties. Additionally, such consumer preferences are influenced by a number of factors beyond our control, such as the prices of alternative products and economic conditions. Although we seek to identify such trends and introduce new products, we recognize that customer tastes cannot be predicted with certainty and can change rapidly, and that there is no certainty that these will be commercially viable or effective or accepted by our customers, or that we will be able to successfully compete in such new product segments. Our failure to successfully predict such consumer preferences and trends as they relate to our selection of products in a cost effective and/or timely manner could increase our costs and lead to us being less competitive in terms of our prices or variety of products we sell, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Before we can introduce a new product, we must successfully execute a number of steps, including obtaining required approvals and registrations, effective branding and marketing strategies for target customers, while engaging with the relevant third-party suppliers to increase or change the nature and quantities of the finished commodity products supplied. We also depend on the successful introduction of new production and manufacturing processes by our suppliers such as manufacturing facilities and processing plants to create innovative products, achieve operational efficiencies and adapt to advances in, or obsolescence of technology. We cannot assure you that our suppliers will be able to successfully keep up with technological improvements in order to meet our customers’ needs or that the technology developed by others will not render our products less competitive or attractive. Our failure to successfully adopt such technologies in our selection of third-party suppliers and/or service providers in a cost effective and/or timely manner could increase our costs and lead to us being less competitive in terms of our prices or quality of products we sell, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

The commercialization process of a new product would require us to spend considerable time and capital. Delays in any part of the process, our inability to obtain necessary regulatory approvals for the products or failure of a product to be successful at any stage could adversely affect our business. Consequently, any failure on our part to successfully introduce new products may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our inability to accurately forecast demand for our products may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our business depends on our estimate of the demand for the sugar products from our customers. We typically pre-order the sugar products from certain suppliers for the upcoming calendar year based on the annual forecasted demand. We constantly monitor our inventory levels and will place additional orders with the relevant suppliers when inventory levels run low. If we underestimate demand or have inadequate capacity due to conditions for which we are unable to meet the demand for the sugar products, we may place orders for fewer quantities of products than required, which could result in the loss of business. While we forecast the demand for the sugar products and accordingly plan our purchase volumes, any error in our forecast could result in a reduction in our profit margins and/or surplus or insufficient stock, which may result in additional storage cost and any surplus stock may not be sold in a timely manner, or at all. In the event we overestimate demand, we may incur additional costs to secure capacity from suppliers or purchase more products than required. Additionally, our inability to accurately forecast demand for our products may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our suppliers and customers may be subject to extensive government regulations and if they fail to obtain, maintain or renew required statutory and regulatory licenses, permits and approvals required for the import and/or export of the commodity products, our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

Our suppliers and customers may be subject to extensive government regulations and may be required to obtain and maintain a number of statutory and regulatory licenses, permits, certificates and approvals. Customers may also be required to comply with international rules and regulations in respect of the delivery and importation of the commodity products. To ensure that our operations are not disrupted by such regulatory requirements, we seek customers that have the relevant licenses, permits, certificates and approvals required to import the commodity products into their markets and to receive deliveries of such commodity products.

While we have not encountered any incident in the past involving non-compliance by any of our suppliers or customers, we cannot assure you that all our suppliers and/or customers would have obtained or renewed the relevant permits, certificates and approvals prior to entering into any transaction with us. If our suppliers and customers do not receive such approvals or are not able to renew the approvals in a timely manner, our business and operations may be adversely affected. Further, the relevant authorities may initiate penal action against them, restrain their operations, impose fines or penalties, or initiate legal proceedings for their inability to renew/obtain approvals in a timely manner or at all, which will consequently have an adverse impact on our business, financial condition, results of operations, cash flows and prospects.

The approvals required by our suppliers and customers may also be subject to numerous conditions and we cannot assure you that these would not be suspended or revoked in the event of non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. If there is any failure by our suppliers and customers to comply with the applicable regulations or if the regulations governing their businesses are amended, they may incur increased costs, be subject to penalties, have their approvals and permits revoked or suffer a disruption in their operations, any of which would in turn adversely affect our business.

We engage various third-party suppliers, some of which may operate manufacturing facilities and processing plants. We cannot assure you that the suppliers operating such manufacturing facilities and processing plants will be able to obtain and maintain relevant approvals for continuous operations of such facilities. Failure of such suppliers to maintain requisite government approvals may lead to a disruption at the manufacturing facilities and consequently in the production and supply of the commodity products that we distribute, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may inadvertently deliver genetically modified organisms (“GMOs”) to those customers that request GMO-free products.

Adverse publicity about genetically modified food has led to governmental regulations that limit or prevent sales of GMO products in some of the markets in which we distribute commodity products. It is possible that new restrictions on GMO products will be imposed in major markets for the commodity products or that our customers will decide to purchase lower levels of GMO products or not buy GMO products.

We may not always be able to verify all aspects of how and where the raw materials that are used to produce the finished commodity products that we procure from our suppliers, and under what conditions they are so produced, and it is therefore possible that we may inadvertently deliver products that contain GMOs to those customers that request GMO-free products. As a result, we could lose customers and may incur liability. We may also incur significant expenses related to upgrading procedures to detect GMO-derived materials and/or produce products which are completely GMO-free. GMO products that have not received regulatory approval may also enter the food chain that are used to produce the finished commodity products that we procure. If we encounter incidents of this type, they can be costly and time-consuming to rectify, may damage our reputation and may subject us to litigation. If regulators in the countries that restrict or prohibit the sale of GMO products or customers who request GMO-free products do not have confidence in our products, we could lose customers and could be prohibited from selling our commodity products in those countries, which could, in turn, affect our business, financial condition, results of operations, cash flows and prospects.

Our inability to protect or use our intellectual property rights may adversely affect our business.

We consider our brands and intellectual property to be one of our most valuable assets and we have several trademarks registered in Singapore, Malaysia, Vietnam and the People’s Republic of China. The applications to register trademarks for certain of our brands are still pending, and we have not applied for trademark registration for certain of our other brands. If our trademark registration applications are unsuccessful for reasons which may include our inability to remove objections to our trademark applications, or if any of our unregistered trademarks are first registered in favor of or used by a third-party, we may not be able to claim registered ownership of such trademarks and, consequently, we may not be able to seek adequate remedies for infringement of those trademarks by third parties, which may cause damage to our business prospects, reputation and goodwill.

It is possible that third parties may adopt trade service names that are similar to our trademarks which are registered or pending registration. It is also possible that third parties may register trademarks that are identical or similar to ours overseas which may create barriers to our entry in such markets in the future. If any of our trademarks is infringed or if our trademark applications are challenged or revoked, or if we are unsuccessful in enforcing our intellectual property rights in legal proceedings at a reasonable cost, or at all, or if such legal proceedings result in monetary liability in the form of damages and/or prevent us from further using our trademarks, our business, financial condition and results of operations may be materially and adversely affected.

While we take care to ensure that we comply with the intellectual property rights of others, we cannot determine with certainty whether we will infringe or are infringing upon any existing third-party intellectual property rights, which may force us to alter our product offerings. We may also be susceptible to claims from third parties asserting infringement and other related claims. If such claims are raised in the future, these claims could result in costly litigation, divert management’s attention and resources, subject us to significant liabilities and require us to enter into potentially expensive royalty or licensing agreements or to cease offering certain products. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We are dependent on the strength of brands and reputation of our Company.

Our revenue, results of operation, business and prospects are, to a certain extent, dependent on the strength of the brands and reputation of our Company. While we believe that our Maxwill and Taffy brands are well-recognized, we may be vulnerable to adverse market and customer perception, particularly in an industry where integrity, trust and customer confidence are paramount. The risk of litigation, misconduct, operational failure, adverse publicity (including through social media) or press speculation could adversely affect our brands and reputation. Our reputation could also be affected if the commodity products that we offer under our brands do not meet expected expectations, whether or not the expectations are founded. We may also be exposed to adverse publicity relating to the commodities industry as a whole. An incident related to us, or the conduct of a competitor unrelated to us, may taint the reputation of the industry as a whole and may affect the perception of customers and the attitude of market regulators. Further, adverse publicity may result in greater regulatory scrutiny of our operations and of the industry generally. If we are unable to maintain our brand name and our reputation, or if there is reputational harm to our Company, our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

Competition could result in a reduction in our market share or require us to incur substantial expenditure on advertising and marketing, either of which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We compete with several regional and local companies, as well as large multi-national companies that are larger and have substantially greater resources than we do, including the ability to spend more on advertising and marketing. We also face competition from new entrants, who may have more flexibility in responding to changing business and economic conditions. Competition in our business can be based on, among other things, pricing, innovation, perceived value, brand recognition, promotional activities, advertising, special events, new product introductions and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas. We expect competition to continue to be intense as our existing competitors expand their operations and introduce new products. Our failure to compete effectively, including any delay in responding to changes in the industry and market, together with increased spending on advertising, may affect the competitiveness of our products, which may result in a decline in our revenues and profitability.

Some of our competitors may be larger than us, or develop alliances to compete against us, have more financial and other resources and have products with greater brand recognition than ours. Our competitors in certain regions may also have better access or exclusive arrangements to procure similar products as us and may procure them at lower costs than us and are consequently able to sell their products at lower prices. Some of our international competitors may be able to capitalize on their overseas experience to compete in our markets. As a result, we cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors, or that our business, financial condition, results of operations, cash flows and prospects will not be adversely affected by increased competition.

If we are unable to raise additional capital, our business prospects could be adversely affected.

We intend to fund our expansion plans through our cash on hand, cash flow from operations and from subsequent financings. We will continue to incur significant expenditure in maintaining and growing our existing business. We cannot assure you that we will have sufficient capital resources for our current operations or any future expansion plans that we may have. While we expect our cash on hand and cash flow from operations to be adequate to fund our existing commitments, our ability to incur any future borrowings is dependent upon the success of our operations. Additionally, the inability to obtain sufficient financing could adversely affect our ability to complete expansion plans. Our ability to arrange financing and the costs of capital of such financing are dependent on numerous factors, including general economic and capital market conditions, credit availability from banks, investor confidence, the continued success of our operations and other laws that are conducive to our raising capital in this manner. If we decide to meet our capital requirements through debt financing, we may be subject to certain restrictive covenants. If we are unable to raise adequate capital in a timely manner and on acceptable terms, or at all, our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

We are dependent on a number of key personnel, including our senior management, and the loss of, or our inability to attract or retain such persons could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our performance depends largely on the efforts and abilities of our senior management and other key personnel. We believe that the inputs and experience of our key managerial personnel are valuable for the development of business and operations and the strategic directions taken by us. We cannot assure you that we will be able to retain these employees or find adequate replacements in a timely manner, or at all. We may require a long period of time to hire and train replacement personnel if or when such qualified personnel terminate their employment with us. We may also be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting employees that our business requires. Competition for qualified personnel with relevant industry expertise is intense and the loss of the services of our key personnel may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest and other geopolitical risks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Global pandemics, epidemics, or fear of the spread of contagious diseases, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, cause us to incur significant costs to protect our employees and facilities, or result in regional or global economic distress, any of which events may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical risks could have a similar adverse effect on our business, financial condition, results of operations, cash flows and prospects. Such events may cause our customers to suspend their decisions on purchasing our products, as well as giving rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel, physical facilities, and operations, which could materially adversely affect our financial results.

In February 2022, Russian military forces launched a military action in Ukraine. The ongoing military action between Russia and Ukraine, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic by the U.S. and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, has in the past and in the future could continue to adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations. Additional potential sanctions and penalties have also been proposed and/or threatened. Although our operations have not experienced any material and adverse impact on our supply chain or other aspects of our business from the ongoing conflict between Russia and Ukraine, during times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, that could materially disrupt our systems and operations, supply chain of finished commodity products from our suppliers, and ability to produce, sell and distribute our products. Furthermore, travel restrictions and protective measures could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain highly skilled personnel we need for our operations. We cannot predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus, as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant, could result in increases in commodity, freight, logistics and input costs and could potentially have substantial impacts on the global economy and our business for an unknown period of time.

In August 2022, Nancy Pelosi, the Speaker of the U.S. House of Representatives, visited Taiwan despite comments in opposition of the visit from the People’s Republic of China (“PRC”) government. The PRC government subsequently conducted military exercises in the region and imposed a ban on certain exports and imports with Taiwan. Against this backdrop, we cannot assure you that future developments in the relationship between mainland China and Taiwan will not adversely affect our supply chain, our industry and the global economy and our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares and the Trading Market

We are a “controlled company” within the meaning of Nasdaq rules and we qualify for and may rely on exemptions from certain corporate governance requirements in the future.

As of the date of this annual report, our Executive Chairwoman and Executive Director, Ms. Li Peng Leck, beneficially owns approximately 61.45% of the aggregate voting power of our issued and outstanding Ordinary Shares. As a result, we are a “controlled company” for the purpose of the Nasdaq Listing Rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

•	a majority of our board of directors consist of independent directors;

•	our director nominees be selected or recommended solely by independent directors; and

•	we have a nominating committee and a remuneration committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq Listing Rules, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq, which could make our Ordinary Shares less attractive to investors or otherwise harm our share price.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Ordinary Shares.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company and these new rules and regulations make it more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 24,500,625 Ordinary Shares are issued and outstanding as of the date of this annual report and 3,250,625 Ordinary Shares are freely tradable. The remaining Ordinary Shares are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We do not intend to pay dividends for the foreseeable future and you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. All dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium account, and provided that under no circumstances may a dividend be paid out of its share premium if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors..

From the closing of our initial public offering on September 21, 2023 to the date of this annual report, the trading price of our Ordinary Shares has ranged from $0.7560 to $9.00 per Ordinary Share. The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to continue to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we currently meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our second amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our second amended and restated memorandum of association (the “Memorandum”) and the second amended and restated articles of association (the “Articles of Association”), as amended from time to time (collectively the “Memorandum and Articles of Association”), may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

•	provisions that authorize our board of directors to issue preference shares in one or more series and to designate the rights, preferences and restrictions of such preference shares without any further vote or action by our shareholders to the extent of available authorized but unissued shares; and

•	provisions that limit the ability of our shareholders to requisition and convene general meetings of shareholders.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Our Ordinary Shares are listed on the Nasdaq Capital Market, and the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members remain with the Depository Trust Company (“DTC”). All market transactions with respect to those Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions are conducted through the DTC systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than they would as public shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third in nominal value of the total issued shares in the Company entitled to vote at such general meeting of the Company.

It is not certain if we will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore (“Singapore Income Tax Act”), a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered a tax resident in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors, each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board of directors are located when they sign such consent or attend such conferences.

We believe that the Company, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes.  However, the tax residence status of the Company is subject to determination by the Inland Revenue Authority of Singapore (“IRAS”), and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act.

If IRAS determines that the Company is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If the Company is regarded as a Singapore tax resident, any dividends received or deemed received by the Company in Singapore from our subsidiary located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted, or brought into Singapore; (ii) applied in or towards the satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore.

In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies. If the Company is considered a Singapore tax resident, dividends paid to the holders of our ordinary shares will not be subject to withholding tax in Singapore. Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Ordinary Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Ordinary Shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our ordinary shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our Ordinary Shares is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or

•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It was determined we are not a PFIC for the current year. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you still may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company (“PFIC”)”

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our Company to claims, by paying public shareholders prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Company and any director or manager of the Company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offence and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Our Company is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on the civil liability provisions of U.S. securities laws, so far as the liabilities imposed by those provisions are penal in nature.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Regulations and Litigation

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brands and reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies governing the import and export of food products and the distribution and sale of food products vary from jurisdiction to jurisdiction. The application of these types of laws to our operations continues to be difficult to predict but could pose operational challenges for us in the future. Because laws vary from jurisdiction to jurisdiction, our distribution and service processes must be continually monitored for compliance with the various rules and requirements, which may change from time to time. Furthermore, the costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. The applicable laws, regulations, standards and policies relating to the import and export of commodity products and food products in the different jurisdictions in which our customers are located in continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise affect our business.

All sugar, rice, and oil and fat products sold must comply with applicable standards and requirements, including mandated safety standards, in each market where such commodities products are produced by our suppliers and sold to our customers. Failure by the relevant commodities products to satisfy applicable standards and requirements would materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business could be adversely affected by trade tariffs, export control laws or other trade barriers.

Our business could be affected by the imposition of tariffs, export control laws and other trade barriers, which may make it more costly or difficult for us to export the relevant commodities products to the imposing country. We may become subject to additional tariffs, laws and barriers as we enter into new markets. We may experience cost increases as a result of existing or future tariffs, and may not be able to pass on such additional costs to our customers, or otherwise mitigate the costs. In the event that we raise prices to help cover the higher costs, we may face lower demand for the relevant commodities products. A violation of export control laws could subject us to whistle-blower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our Company may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our Company may be involved in legal proceedings from time to time. For example, in August 2021, BSRAT DMCC, a Dubai Limited Liability Company, which was our customer and is in the business of general trading and distribution of mainly food stuffs, including rice, filed a claim against us in the District Court of Singapore alleging that we had failed to supply the bags of rice in conformity with the contracts of sale and sought compensation for damages amounting up to approximately US$255,000. The claim was dismissed on September 27, 2022. In addition to the related cost, managing and defending litigation can divert our management's attention. We may also need to pay damages to settle the claim with a substantial amount of cash. Any related costs could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our insurance coverage may not be sufficient or may not adequately protect us against all material hazards and other business risks, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our principal insurance coverage is marine cargo insurance and property all risk insurance. While we believe that the insurance coverage we maintain is reasonably adequate to cover the normal risks associated with the operation of our business, we cannot be certain that our coverage will be sufficient to cover all future claims against us and any other business-related risks, including any losses resulting from accidents that arise out of our operations and/or from any warehouse handling, storage and other logistical services provided to our customers. Such incidences may lead to unforeseen costs and we may have to compensate for any losses or damages suffered by third parties as a result of such incidents and which are not covered by our insurance policies. In the event of personal injuries, fires or other accidents suffered by our employees or other people, we could face claims alleging that we were negligent, provided inadequate supervision or be otherwise liable for the injuries.

In addition, we cannot assure you that any claim under the insurance policies maintained by us will be honored fully, in part or on time, or that we have sufficient insurance to cover all our losses. In addition, our insurance coverage may expire from time to time. We apply for the renewal of our insurance coverage in the normal course of our business, but we cannot assure you that such renewals will be granted in a timely manner, at acceptable cost or at all. To the extent that we suffer loss or damage for which we did not obtain or maintain insurance, and which is not covered by insurance, exceeds our insurance coverage or where our insurance claims are rejected, the loss would have to be borne by us and our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

Our operations commenced on September 11, 1999 through our wholly owned subsidiary, Maxwill (Asia), in Singapore, of which our Executive Chairwoman and Executive Director Ms. Li Peng Leck has been a director since December 2003. On January 15, 2004, Maxwill Foodlink was established as a private company limited by shares in Singapore. On November 1, 2004, Maxwill was established as a private company limited by shares in Singapore. On January 11, 2008, LP Grace was established in Singapore as a private company limited by shares. On July 1, 2022, Ms. Li Peng Leck, our Executive Chairwoman and Executive Director, was appointed as a director to the boards of directors of each of Maxwill, LP Grace and Maxwill Foodlink.

In connection with the initial public offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

•	on August 29, 2022, Maxwill acquired 100% of the equity interests in LP Grace and Maxwill Foodlink; and on August 30, 2022, Maxwill acquired 100% of the equity interests in Maxwill (Asia);

•	on September 20, 2022, we incorporated Davis Commodities Limited as an exempted company limited by shares under the laws of the Cayman Islands; and

•	on September 20, 2022, Davis Commodities Limited acquired 100% of the equity interests in Maxwill from its original shareholders. Consequently, Davis Commodities Limited, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above.

On June 22, 2023, we undertook a series of corporate actions, including a subdivision of our issued and outstanding Ordinary Shares and an increase in our authorized share capital.

Completion of the Initial Public Offering (“IPO”)

On September 21, 2023, we closed our IPO of 1,250,625 Ordinary Shares at a public offering price of $4.00 per share, which included 163,125 Ordinary Shares issued pursuant to the full exercise of the underwriters’ over-allotment option. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately US$5.00 million, before deducting underwriting discounts and other related expenses. The Company received net proceeds of approximately $4.47 million after the deduction of approximately $0.53 million of offering costs. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “DTCK” on September 19, 2023.

Incorporation of Davis Commodities Pte. Ltd.

On September 15, 2023, we incorporated Davis Commodities Pte. Ltd., as a private company limited by shares in Singapore and a wholly owned subsidiary of Maxwill Pte. Ltd.

The following chart illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive offices are located at 10 Bukit Batok Crescent, #10-01, The Spire, Singapore 658079, and our phone number is +65 6896 5333. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our website address is https://daviscl.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

We are an agricultural commodity trading company based in Singapore which specializes in trading of three main categories of agricultural commodities: sugar, rice, and oil and fat products. We distribute agricultural commodities to various markets, including Asia, Africa and the Middle East. We also provide customers of our commodity offerings with complementary, ancillary services such as warehouse handling and storage and logistics services. We are an asset light business and utilize an established global network of third-party commodity suppliers and logistics service providers in order to distribute sugar, rice, and oil and fat products to customers in over 20 countries as of the fiscal year ended December 31, 2023.

We source and market the commodities we distribute under two main brands: Maxwill and Taffy. The Maxwill brand is owned by us and is used for the sugar products and oil and fat products that we distribute outside of Singapore. We have also appointed Tong Seng Produce Pte. Ltd., an established distributor of rice, oil, sugar, flour and fiber products in Singapore, for the exclusive distribution of certain sugar products under our Taffy brand.

We specialize in the sourcing and distribution of sugar products, with sugar products contributing to approximately 61.0%, 74.9% and 69.6% of our revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively. We procure sugar products from various origins in order to offer a wide range of sugar products to our customers in Singapore, as well as in different markets in Asia, Africa and the Middle East regions. We are a member of The Refined Sugar Association in London, which is the trade association for the international white refined sugar trade. We also source and sell a wide selection of rice products and oil and fat products to our customers in Africa and the People’s Republic of China, or the PRC.

We pride ourselves on the quality of our products and our ability to provide a ‘one-stop service’ to customers. We engage third-party service providers for services such as warehouse handling and storage and logistics services (including distribution, freight forwarding and shipping services) to distribute the commodity products from our suppliers to our customers. We also arrange for our customers’ insurance and security coverage, including cargo insurance for the commodities which pass through our supply chain. Our operations are connected to a large network of such service providers, including freight and shipping companies, which are experienced in handling commodities. Their experienced network, in turn, enables us to coordinate, organize and manage our operations efficiently and offer our customers timely and cost-effective services. We are also able to oversee the quality of the products from the point of procurement to the point of distribution to our customers.

We are led by a devoted management team which is highly experienced in the agricultural commodities industry and has a keen understanding of market dynamics through our regional network of customers, suppliers and service providers. Since our establishment in 1999, we have experienced significant growth. For the fiscal years ended December 31, 2021, 2022 and 2023, we had total revenue of approximately US$194.2 million, US$206.7 million and US$190.7 million, respectively, representing an increase by 6.4% from fiscal year 2021 to 2022, and a decrease by 7.7% from fiscal year 2022 to 2023. According to Frost & Sullivan, whom we commissioned in June 2022 to produce the Frost & Sullivan Report, we were the largest sugar supplier in Singapore, based on revenue in 2021, with an approximate market share of 7.5% in the sugar market in Singapore.

Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

Strong Relationships across the Value Chain

Our operations are supported by a network of third-party commodity product suppliers, as well as logistics service providers which have expertise in handling commodities, with whom we have established long-standing relationships. We have developed a strong network across the value chain: from procurement of the commodity products from various refineries and millers in Asia, to transport and warehouse handling and storage of the finished products through third-party service providers, and then distribution to our customers across the Asia Pacific region and other distributors in the Middle East and Africa regions. Our access to this extensive sales and distribution networks enables us to procure and distribute the sugar, rice and oil and fat products in an efficient manner, and enjoy certain cost savings from economies of scale and efficiencies in the transportation and logistics of the commodity products. Accordingly, we believe we are well positioned to take advantage of the growth in the respective markets in which we operate to further increase our sales and revenue.

Established relationships with certain suppliers and distributors have also supported our successful distribution of the commodity products. We have appointed Tong Seng Produce Pte. Ltd., an established distributor of rice, oil, sugar, flour and fiber products in Singapore, for the exclusive distribution of certain sugar products under our Taffy brand in Singapore. The sugar supplying market in Singapore is relatively fragmented, according to the Frost & Sullivan Report. As a result of the strong relationships that we have established across the value chain, we are the largest sugar supplier in Singapore by revenue in 2021, according to the Frost & Sullivan Report.

Diversity in Product Range and Established Distribution Network

While we focus only on agricultural commodities, we do so in a highly diversified manner, covering various product categories of some of the world’s most traded agricultural commodities, namely, sugar, rice, and oil and fat products, according to the Frost & Sullivan Report. Our sugar product offerings include cane sugar, coconut sap sugar, natural brown sugar, refined sugar and liquid sugar. We also offer a wide selection of rice products from different origins including long grain rice, round rice, jasmine rice, white rice and glutinous rice. Our oil and fat products include palm oil and coconut oil.

The various products are packaged and branded depending on the relevant export market, with the Maxwill brand products packaged and exported to overseas customers, and the Taffy brand sugar products distributed in Singapore. The diversity of our product offerings contributes to our de-concentration risk, both on the market side and in terms of spreading credit risk among a wider base of market counterparties.

Since our establishment in 1999, we have built up an extensive distribution network in Asia, Africa and the Middle East regions. We distributed our sugar, rice and oil and fat products globally to customers in more than 20 countries in the fiscal year ended December 31, 2023. We believe that we can take advantage of our extensive and long-standing product sourcing capacities globally to further develop our distribution network in the growing markets of Asia and Africa. Our involvement at the local agri-business level through our suppliers, as well as our distribution network in the different geographical regions may afford us unique insight into the macro-drivers, such as foreign exchange fluctuations, farming activities, weather and government policies. Over the years, we have also developed a keen understanding of market dynamics through our regional network of customers, suppliers and service providers, and have become more attuned to market needs. When new market opportunities are identified, we expect to work closely with our suppliers on product improvement and packaging design for new market penetration and development. After leveraging market information and insights from our stakeholders, we believe we are able to manage supply and demand information, craft solutions to overcome distribution challenges and provide ancillary services to ensure timely delivery of products to fulfil the needs of our customers. Accordingly, we believe that our diversity in terms of product offerings and the geographical reach of our established distribution network is a key strength that allows us to improve access to evolving global commodity demands, while helping to mitigate regional risks.

An Experienced Management Team

Our management team has a proven track record of developing and growing the business. Since our establishment in 1999, our management team has overseen the expansion of our business into new markets and geographical areas such as the Africa and Middle East regions. We also have an experienced sales team which over the years has demonstrated the ability to identify new business opportunities, develop the business by growing our global distribution networks and manage volatility in prices and currencies. As a result, we have grown over the last 20 years to become the largest sugar supplier in Singapore, based on revenue in 2021, with an approximate market share of 7.5% in the sugar market in Singapore, according to the Frost & Sullivan Report.

Well-Managed and Flexible Financial Model

Our historical funding model has been based on our ability to use cash generated from our operations to meet our financial needs. As of the date of this annual report, we do not have any material bank loans; as of April 30, 2024, we have accounts with 3 outstanding bank facilities with an aggregate principal balance of approximately US$464,514. As we have established relationships with local banks, we believe such relationships may enable us to have access to diversified potential sources of funding options that may permit us to expand while managing our liquidity position, should such financing become necessary. As of December 31, 2023, our cash and cash equivalents position was approximately US$1.3 million. We believe that our liquidity position and access to diverse funding sources has significantly contributed to our global expansion and business growth and has allowed us to remain flexible and resilient over the years.

Risk Management Capabilities

We believe that the ability to manage risk is one of our key strengths. Risk management is a core function under the supervision of our senior leadership structure. Risk is also a crucial consideration in our overall strategy, which is based on bulk sourcing, and managing transportation and delivery to our customers. We capture margins from the high volumes of the sugar, rice, and oil and fat products procured and sold. We believe that our sound risk management practices have contributed to our positive performance through the volatile market environment over recent years and helped to mitigate earnings volatility.

In particular, our profits from the sale of sugar products are relatively isolated from large market fluctuations, due to proactive and prudent risk management through our stringent hedging practice and because we purchase part of the sugar product volume based on forecasted demand. While we sell most of our sugar product volume on a cost-plus basis, historically, we have maintained open positions on sugar product prices for approximately 20% of our annual sugar product volume. These open positions on sugar product prices are a result of the sugar product pricing at the point of purchase from the relevant supplier possibly varying with the sugar product prices at the point of sales to our customers, and may lead to uncertainty in our sugar product margins. We also mitigate against this risk by hedging the sugar products which are exposed to open positions by trading sugar futures over the future exchanges, including the ICE Futures Europe and ICE Futures U.S. These hedged positions enable us to fix the price of the sell future contracts at the point of purchase for the total purchase amount of the sugar products purchased from certain suppliers against adverse fluctuations in the sugar product prices and, upon maturity of such sell future contract, a buy future contract is simultaneously executed at the spot price in order to close such sell future contract.

Our Strategies

Strengthen our Edge in Merchandizing

We believe that our success is derived from our knowledge of the markets in which we operate, and we have drawn on our knowledge of local markets and their specific characteristics to inform our distribution and risk management strategies. Supported by regional know-how over our diverse product range and from our distribution network, we have utilized such “on the ground” knowledge to obtain critical information, build and maintain sales volume, and support the supply chain management, in order to enjoy the synergies and economies of scale in our end-to-end operations, which is comprised of procuring commodity products, managing logistics through third-party providers, and delivery to our customers. We intend to further improve our core business by building up our sales team with a focus on market intelligence and by using innovative data science.

We plan to expand our sales team by hiring market researchers and traders. We aim to expand the team of market researchers who will be focused on conducting in-depth market research, including analysis of external reports and other data, and supply and demand projections, and to continuously monitor the markets to ensure that the local market knowledge is utilized effectively.

We also plan to increase the number of traders on our sales team, who will utilize our market research to assist with our arbitraging activities and to maximize the arbitrage opportunities. Apart from five traders as of the date of this annual report, we also have two marketing personnel on our sales team. Each trader covers all the different commodity products within a different geographical location and the expansion of our sales team will allow us to potentially expand into more markets. Our traders also participate in various regional and global exhibitions and conventions, such as the Gulfood trade fair, the Salon International de l'alimentation (SIAL) Paris trade fair, the Food & Hotel Asia (FHA) trade event and the THAIFEX tradeshow, which are also usually attended by our customers. The Gulfood trade fair is an annual food and beverage trade fair held in Dubai which is also attended by customers from Africa. The SIAL Paris trade fair is a biennial food exhibition held in Paris which is also attended by customers from North Africa. The FHA trade event is a biennial Asia-focused food and hospitality industry trade fair held in Singapore. The THAIFEX tradeshow is an annual Asia-focused trade exhibition held in Bangkok, Thailand, for the food and beverage industry.

We only merchandize our products at a single point in our value chain – to our customers. We believe this reduces complexity and mitigates risks, all of which are crucial to enable us to take advantage of market opportunities and effectively address demand and supply imbalances. We believe that our ability to procure supply chain and logistics services also support arbitraging activities because our ability to move products quickly and efficiently from one place to another will facilitate the optimization of geographical activities and allow us to capitalize on favorable market opportunities and ensure optimal pricing. To support the sales team, we also plan to invest in information technology to enhance information flow, better manage risks arising from our trading activities, and to ensure that the estimates and information gathered by our team are accurate and up-to-date. Our investment in information technology will also allow our traders to be better utilize data science and algorithms in their trading activities.

Expanding our Business by Strengthening our Market Position and Pursuing Strategic Acquisitions

While we are involved in various aspects of the value chain, we operate in an asset light manner, and engage third-party suppliers to produce and package the sugar, rice, and oil and fat products which we sell and distribute to our customers. We aim to strengthen our market position by expanding the scope of our product offerings and investing in equipment and technology to develop better products.

For example, we currently export liquid sugar to the People’s Republic of China, which is then further processed into rock sugar by third parties for sale and distribution to end consumers. We are in the early stages of studying the feasibility of developing our own facility for sugar products in the People’s Republic of China. We believe this will enable us to increase our sugar product offerings and expand our market share and brand awareness and other nearby regions by leveraging on our presence and our ability to distribute our products directly in the People’s Republic of China.

We also intend to pursue strategic acquisitions, both upstream and downstream in the value chain, when suitable opportunities arise. We expect to expand our geographic presence by pursuing upstream acquisitions or form partnerships or joint ventures with sugar mills and refineries and manufacturing facilities in Southeast Asia and/or the People's Republic of China. We also intend to pursue potential downstream acquisitions to strengthen our downstream portfolio across the three commodities products and solidify our presence in the relevant markets, or to consolidate market share through acquisitions of regional players. We may also seek to acquire brands and businesses from food and fast-moving consumer goods (“FMCG”) companies to expand our product and brand portfolios and to further increase our food and FMCG distribution access. We also hope to improve our overall business performance in terms of our top line and margins through such acquisitions. Apart from pursuing strategic acquisitions, we may also seek to form joint ventures with suitable partners.

Our Main Business Activities

We have over 20 years of experience as a physical commodities merchant. This has allowed us to develop and build upon our expertise in the diversified commodities portfolios which we merchandize and to cultivate long-term relationships with an established base of suppliers, logistics providers and customers across diverse industries and in several geographic regions. Merchandizing occurs at the end of the value chain, where we distribute products to our customers. We source a diversified range of sugar, rice, and oil and fat products from third-party suppliers, which process the raw materials and package the finished products based on our specifications. These finished sugar, rice, and oil and fat products are sold, usually with ancillary services such as warehouse handling and storage and logistics services (including freight services and arranging for insurance and security coverage) to a broad range of consumers and industrial commodity end users in Asia, the Middle East and Africa. The ability to store and transport the products efficiently and cost-effectively using third-party service providers provides an ancillary service which we believe enhances our product offerings.

Our products are sold under the Maxwill and Taffy brands. We own the Maxwill and Taffy brands and we distribute sugar products and oil and fat products under these brands to customers in Singapore and overseas markets, as the case may be.

With a presence in the value chain in the commodities markets of our product categories, we regularly do business with various counterparties in a number of geographic locations. Counterparties vary to some extent depending on the particular commodity, but generally include:

•	on the product sourcing side: manufacturers and refineries;

•	in the area of logistics: warehouse handling and storage, freight forwarding and shipping services; and

•	in our merchandizing activities: wholesalers, food or industrial corporations.

We engage third-party service providers that have access to a global network of logistics assets, including international haulers, shipping lines and transport companies, to provide logistics services as part of the one-stop-service for customers of our commodities products, in order to ship cargo efficiently and cost-effectively, while maintaining control and quality of the products throughout the entire value chain.

All our customers may generate a credit and performance risk. We operate principally with short-term transactions on fixed pricing terms. Our customers may be required to pay 100% of the total contract value upon receipt of the shipping documents, or may be required to make payment of a deposit (which is calculated as a certain percentage of the total contract value) within a stipulated period from the date of order confirmation and with the balance amount payable upon receipt of the shipping documents. We have not entered into long-term contracts with any of our customers and suppliers.

In line with the industry in which we operate, the customer base is fragmented and there is no significant customer concentration in any of the areas in which we operate. One customer accounted for more than 10% of our total revenue for the fiscal year ended December 31, 2022. The majority of our customers have contracts for one product line only, and crossover between our customer base and our supplier base is limited. Our business is not dependent on any patents or licenses, commercial or financial contracts or new manufacturing processes.

As part of our merchandizing business activities, our marketing team also undertakes both online and offline marketing efforts to maximize our brand awareness to end consumers in Singapore and overseas. Marketing efforts are mainly focused on reaching out to retail and commercial customers in Singapore and overseas. We utilize social media to advertise our products online, on platforms such as Facebook and Instagram. We also actively participate in trade fairs annually, such as Gulfood, an annual trade show held in Dubai, United Arab Emirates, and the biennial Salon International de l'Alimentation (SIAL) Paris, one of the largest food trade shows in the world held in France. We do not use any other marketing channels in our business. We buy and sell directly with our suppliers and customers. We do not utilize any special sales methods such as installment sales. We believe that doing so is a convenient and cost-effective channel into the FMCG market and enables our Company to build relationships with such stakeholders and partners.

Sugar

Sugar products contribute most significantly to our revenue and accounted for 61.0%, 74.9% and 69.6% of our revenue in the fiscal years ended December 31, 2023, 2022 and 2021, respectively. We currently procure raw and white sugar mainly from Brazil and India and sell to customers in Africa. We also buy from suppliers in Malaysia, Thailand and Indonesia and distribute our sugar products to Singapore as well as to the rest of Asia.

Our sugar product offerings include cane sugar, coconut sap sugar, natural brown sugar, refined sugar, and liquid sugar. We also distribute speciality sugar, such as organic certified low glycemic index (GI) coconut-sap sugar, made only from the pure nectar of the coconut plant. The sugar that we procure is already processed and refined depending on its intended end use and is sold to us as finished packaged commodities from our suppliers, including in sugar sachets and sticks for commercial retail use and small packs for end consumers. Large wholesale packs of 25 kilograms or 50 kilograms are also exported for distribution overseas under our Maxwill brand for use by commercial customers such as food and beverage companies, restaurants and other food and beverage establishments. We also distribute sugar products in Singapore under the Taffy brand to Tong Seng Produce Pte. Ltd., an established distributor of rice, oil, sugar, flour and fiber products in Singapore. The Taffy sugar products are distributed to leading local supermarket chains, as well as mini-marts and traditional provision stores in the heartlands.

According to the Frost & Sullivan Report, retail sales value in Singapore was maintained at approximately S$45 billion between 2016 to 2019. Due to the COVID-19 pandemic, where stringent quarantine and lockdown measures were imposed, retail sales value plummeted 14.8% year-on-year in 2020. Retail sales value declined at a CAGR of approximately 1.2% between 2016 to 2021. Going forward, retail sales value is expected to grow at CAGR of approximately 2.6% between 2022 to 2026, as the COVID-19 pandemic is expected to be gradually and effectively controlled. Additionally, the market size of sugar in Singapore is projected to reach US$137.1 million by 2026, primarily due to the extensive application of sugar in various industries such as baked goods, confectioneries, canned food, frozen foods, and pharmaceuticals, etc. The anticipated sugar market growth will be further bolstered by the rising consumption of sweet dishes and desserts, increasing investment and product innovation by major players, coupled with new product launches. As such, we expect demand for sugar in Singapore to remain robust.

We pre-order our sugar products from certain suppliers for the upcoming calendar year, based on forecasted annual demand. We constantly monitor our inventory levels and will place additional orders with the relevant suppliers when inventory levels run low. We arrange logistics services through third-party service providers such that arrangements can be made for the sugar products to be delivered from the sugar refineries and factories directly to the customers. We engage a third-party warehouse handling and storage service provider in Singapore to store sugar products for certain customers upon import into Singapore, prior to collection or delivery to such customers in Singapore.

We offer a wide selection of sugar products under the Maxwill and Taffy brands:

Rice

Rice products are our second largest revenue contributor, accounting for approximately 13.9%, 16.5% and 18.0% of our revenue in the fiscal years ended December 31, 2023, 2022 and 2021, respectively. We currently source rice primarily from trusted suppliers in Thailand, India, and Vietnam, and our rice products are exported for distribution in Africa and China, mainly to customers who are wholesalers and merchants selling to wholesalers. The rice products are purchased and sold on a cost-plus basis. We place orders for the rice products with the rice mills and manufacturing facilities, which are then delivered directly to our customers.

According to the Frost & Sullivan Report, the market size of rice in Asia was valued at US$220.1 billion in 2021 and is projected to expand at a CAGR of 2.5% from 2022 to 2026. Rice is the staple food of the population in Asia and continued development in rice mill machinery and improved packaging increases the product demand in Asia. Additionally, the growing population coupled with increasing disposable income is expected to enhance the growth of demand for rice the global market. The growing demand for specialty rice varieties has increased the trade for long grain rice. Changing lifestyles and food habits among consumers are accelerating the fast-food industry market, which in turn drives significant growth of the market. Going forward, the expanding food and restaurant sector is forecasted to promote market growth in Asia. As manufacturers are offering a wide range of products such as jasmine, basmati, white, brown, and wild rice, among many other products, rice is expected to be further promoted as a staple food.

We source rice from various sources, which may go through various stages of post-harvest handling, and are able to offer our customers a wide selection of rice products:

Oil and Fat Products

We procure and sell a range of oil and fat products. Our oil and fats products include palm-based cooking oil, coconut oil, shortening and margarine. Our oil and fat products are mainly used in human food consumption, such as cooking oils and for food processing. We merchandize a spectrum of oilseeds products, including refined palm oil and coconut oil. Our activities span the entire value chain - from procuring finished packaged products from our suppliers, to managing transportation and logistics provided by third parties, and finally downstream distribution to our customers. We source our oil and fat products from Malaysia and Indonesia, and transport and market these products under our proprietary brands, such as Maxwill Gold, to customers in Africa. Similar to rice products, we purchase and sell the oil and fat products on a cost-plus basis.

According to the Frost & Sullivan Report, the change in lifestyle, increase in disposable income and rise in awareness with regard to the benefits of nutrition plans has positively affected the oil market. The oil market in Asia was valued at US$41.3 billion in 2021 and is expected to reach US$60.2 billion by 2026, reflecting a CAGR of 7.8% between 2022 to 2026. The increase in consumer preference for dietary improvements is one of the major market drivers. The rise in functional food products further drives market growth. In addition, the increase in consumers seeking healthy and sustainable food options, along with the growing number of sports and gym enthusiasts, further supports the anticipated expansion of the market.

The key oil and fat product merchandized by us is palm-based cooking oil, which can be packaged in polyethylene terephthalate (PET) bottles, jerry cans, tins, pails, drums, bag-in-box (BIB) containers, intermediate bulk containers (IBC), ISO tanks and flexibags, such as the following:

Supply Chain Management

To support our core business of merchandizing commodities, we provide services (through third-party service providers) such as warehouse handling and storage services in Singapore, and logistics services (including distribution, freight forwarding and shipping services). We also arrange for our customers’ insurance and security coverage for the commodity products which pass through our supply chain. As part of our integrated supply chain operations, we engage third-party service providers that have access to a global network of logistics services to provide the supply chain management services as an ancillary service to customers of our commodities products. Integration allows us to control costs, protect against non-availability risks and enhance synergies within the value-chain.

Quality Management

We believe that quality control is important to our business, and we have quality control measures in place to ensure that our products consistently meet the standards that our customers demand from us. Commodity orders include grade and quality specifications, and we have product quality measures in place in each product category to meet these customer requirements.

Each of our product categories has quality management personnel who are responsible for ensuring the quality of the products. Our quality management personnel engage external surveyors that inspect all our shipments which typically ship out on a weekly basis. The external surveyors we engage for our products monitor and conduct checks on the quantity and quality of the products on a random sampling basis, including monitoring for infestation, odor, packing and quality. For example, the surveyors will monitor the consistency of the packing size and quality of package material used. Upon completion of such inspections, a certificate will be issued by the relevant external surveyor indicating the specifications of the shipment inspected, including the condition, quantity and type of packaging of the relevant commodity products that were inspected.

Furthermore, we are a member of The Refined Sugar Association in London, which has established rules and regulations required for the proper conduct of the white refined sugar trade in the United Kingdom and international markets.

Information Technology

We consider information technology development aimed at improving systems, processes and security to be of importance, and invest in information technology systems and process improvements from time to time. We are mindful of the need to progressively replace legacy applications with better-integrated systems in the areas of commodity trading and risk management. Our aim is to implement systems which allow for better monitoring of processes and increased efficiency. We currently run a number of programs, including accounts-related software.

Environment, Health and Safety

Our operations may involve occupational health and safety risks. Our sites are monitored, both internally and externally, for product safety, compliance with applicable laws and regulations, safety and integrity of our office, equipment, processes, employee actions and those of our third-party contractors and suppliers, occupational health and safety and employee exposure, transportation safety, asset security, environmental protection, and operating loss and damage.

Brands and Intellectual Property

Since our establishment, we have focused on building established brand names for our commodities products to achieve brand recognition and to increase our market share. We believe that increased brand awareness will assist to increase sales and sales margins, and improve customer loyalty. We have consistently marketed our products under two brands: Maxwill and Taffy. The Maxwill and Taffy brands are owned by us, and we have registered trademarks for these two brands. We rely on our intellectual property rights to protect our brand names by registering trademarks in Singapore, Malaysia, Vietnam and China, as well as through confidentiality agreements and procedures with our employees, partners and others.

As of the date of this annual report, we have registered 13 trademarks in Singapore, Malaysia, Indonesia and the People’s Republic of China. We are in the process of applying for one trademark in Vietnam. The following table sets for the details of our trademarks which have been registered or applied for:

No.	Description	Place of registration / application	Class	Registered proprietor / Applicant	Registration / Application No.	Registration / Application Date	Status	Expiry date
1.		Singapore	30	Maxwill Foodlink	T0408706G	June 1, 2004	Registered	June 1, 2034
2.		Singapore	30	Maxwill Foodlink	T0515234B	August 26, 2005	Registered	August 26, 2025
3.		Singapore	29	Maxwill Foodlink	40201518831W	October 29, 2015	Registered	October 29, 2025
4.		Singapore	30	Maxwill Foodlink	T0619501J	September 18, 2006	Registered	September 18, 2026
5.		Singapore	29	Maxwill (Asia)	40201401085T	December 1, 2014	Registered	December 1, 2024
6.		Singapore	30	Maxwill Foodlink	T1204031G	March 23, 2012	Registered	March 23, 2032
7.		Singapore	35	Davis Commodities (Singapore)	40202321914R	September 29, 2023	Registered	September 29, 2033
8.		China	30	Maxwill (Asia)	61540246	July 14, 2022	Registered	July 13, 2032
9.		Malaysia	30	Maxwill (Asia)	TM2021035671	December 20, 2021	Registered	December 20, 2031
10.		Malaysia	30	Maxwill (Asia)	TM2021035668/1	December 20, 2021	Registered	December 20, 2031
11.		Indonesia	30	Maxwill (Asia)	DID2021091558	December 23, 2021	Registered	December 23, 2031
12.		Indonesia	30	Maxwill (Asia)	DID2021091566	December 23, 2021	Registered	December 23, 2031
13.		Vietnam	30	Maxwill (Asia)	4-2021-50988	December 21, 2021	Registered	December 21, 2031
14.		Vietnam	30	Maxwill (Asia)	4-2021-50990	December 21, 2021	Accepted	-

Domain Names

As of the date of this annual report, we have registered two domain names, being maxwillgroup.com and daviscl.com.

Employees

As of December 31, 2023, 2022 and 2021, we had 22, 15 and 13 employees, respectively, who are all based in Singapore. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2023:

	Number of Employees	Percentage
Management	5	22%
Trading	3	14%
Sales & Marketing	3	14%
Research	2	9%
Warehouse Management	1	5%
Logistics Services	5	22%
Administration	3	14%
Total	22	100%

We have developed various methods to ensure that employees are adequately and correctly trained for the functions they perform and are aware of the legislation affecting our business. Our success depends on our ability to attract, retain, and motivate qualified employees. We endeavor to offer employees competitive compensation packages and a positive, dynamic, and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. No collective bargaining agreement has been put in place.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees.

Facilities

Our headquarters are located in Singapore. We are an asset light business and we are renting the office space that we currently use for our headquarters and day-to-day operations. We also own one office space in Singapore which has been fully paid for, and which is currently being leased to a third-party. We believe that the income we receive from leasing our office space and expenses paid for office rental are both immaterial. The office space that we are leasing comprises 131.0 square meters with monthly rent of approximately US$2,200, while the office space that we are renting for use comprises 143.0 square meters, with monthly rent of approximately US$3,333.

Insurance

We have limited liability insurance coverage for our products and business operations, which comprises marine cargo insurance and property all risks insurance. We do not maintain third-party liability insurance or product liability insurance. We believe that our insurance coverage is consistent with industry standards and is adequate to cover our key assets, facilities and liabilities. Please see “Item 3. Key Information – Risk Factors – Our insurance coverage may not be sufficient or may not adequately protect us against all material hazards and other business risks, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.”

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

We were involved in a legal proceeding involving BSRAT DMCC, a Dubai Limited Liability Company, which is our customer and is in the business of general trading and distribution of mainly food stuffs, including rice. BSRAT DMCC filed a claim against us in the District Court of Singapore alleging that we had failed to supply bags of rice pursuant to 4 contracts of sale in conformity with the terms of such contracts, and sought compensation for damages amounting up to approximately US$255,000. The claim was dismissed on September 27, 2022. In addition to the related cost, managing and defending litigation can divert our management’s attention. We may also need to pay damages to settle claims with a substantial amount of cash. Please see “Item 3. Key Information – D. Risk Factors – Risks Related to Regulation and Litigation – Our Company may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.”

Regulations

Singapore

Regulations on Food Sales

We sell and distribute sugar products in Singapore. The Sale of Food Act 1973 of Singapore (“Sale of Food Act”) regulates food to ensure that food for sale is safe and suitable for human consumption and to promote public health, for ensuring the provision of information relating to food to enable consumers to make informed choices and for preventing misleading conduct in connection with the sale of food. Under the Sale of Food Act, “food” includes, among other things, any substance or thing of a kind used, capable of being used, or represented as being for use, for human consumption, whether it is live, raw, prepared or partly prepared and any substance or thing of a kind used, capable of being used, or represented as being for use, as an ingredient or additive therein.

Pursuant to the Sale of Food Act, the Minister may make regulations, among other things, to prescribe the standard of strength, weight, quality or quantity of any food or of any ingredient or component part thereof; regulating the identification and labelling of food or food contact articles for sale, including specifying the matter that must or must not be contained in any such label and the manner of labelling; and setting out requirements that apply to imported food or food contact articles to ensure that the food or food contact article is safe and suitable and to support a secure and reliable supply of imported food in Singapore, including keeping of records in relation to the source or traceability and handling of the food or food contact article imported.

The Sale of Food Act prohibits the sale of any food that is packaged or labelled in a manner that does not comply with all applicable requirements therein relating to identification and labelling of that food. Pursuant to the Food Regulations (the “Food Regulations”), which is a subsidiary legislation to the Sale of Food Act, no person shall, among other things, import, advertise, sell, consign or deliver any prepacked food if the package of the prepacked food does not bear a label containing all the particulars required under the Food Regulations. Such label must, among other things, be marked on or securely attached in a prominent and conspicuous position with the prescribed particulars being clearly legible and appearing conspicuously and in a prominent position on the label. The Sale of Food Act also prohibits the sale of any food which is labelled or advertised in a manner that is false, misleading or deceptive or is likely to create an erroneous impression regarding its value, merit or safety. The Food Regulations further specify that false, misleading or deceptive statements, words, brands, pictures or marks whether in written, pictorial or other descriptive matter on food labels are generally prohibited. There are also limitations on the making of particular statements or claims on labels, such as statements claiming or suggesting that a food is a source of energy, or an excellent source of protein. The Food Regulations also regulate sugar and sugar products, including that sugar shall be the food chemically known as sucrose, and if sold as granulated, loaf cut, cube, milled or powdered shall contain not less than 99.5% (weight by weight) sucrose.

Regulations on Imports and Exports

Registrations and Permits

Pursuant to the Food Regulations, no person shall import any food that has not been registered with the Director-General, Food Administration and imported food is deemed registered if it is imported under a permit to import issued under the Regulations of Imports and Exports Regulations, which is a subsidiary legislation to the Regulations of Imports and Exports Act 1995 of Singapore and the prescribed particulars appear on the permit to the satisfaction of the Director-General.

Pursuant to the terms of the Registration to Import Processed Food Products and Food Appliances issued by the Singapore Food Agency to the Company, the Company must obtain a permit from the Director-General, Food Administration for the import of each consignment of processed food and food appliances, which is issued under the Regulation of Imports and Exports Regulations. All commercial food imports that enter Singapore must originate from sources approved by the Singapore Food Agency. Processed food products, which include sugar products, must be obtained from establishments regulated by the overseas competent authorities. Only traders who are licensed or registered with the Singapore Food Agency can bring commercial shipments of food into Singapore.

As we import sugar products into Singapore for certain customers, the sugar products may be stored at the warehouse of a third-party warehouse handling and storage services provider in Singapore that we engage for our business and operations, prior to collection or delivery by such customers in Singapore. Accordingly, we are required to register with the Singapore Food Agency to import processed food products and food appliances and Maxwill (Asia) has obtained the Registration to Import Processed Food Products and Food Appliances issued by the Singapore Food Agency.

United Nations Securities Council Sanctions

Singapore gives effect to various resolutions of the Security Council of the United Nations including in relation to sanctions against designated persons from certain jurisdictions. These are contained in various pieces of subsidiary legislation to the United Nations Act 2001 of Singapore, such as the United Nations (Sanctions – Democratic People’s Republic of Korea) Regulations 2010, which when read with the Regulation of Imports and Exports Regulations, prohibits the export of any goods that are for the purposes of trade with any person the Democratic People's Republic of Korea.

Regulations on Intellectual Property Rights

We have registered various trademarks, including the trademarks for our Maxwill and Taffy brands in Singapore. The Intellectual Property Office of Singapore is the national authority that registers and is responsible for the administration of IP rights in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization's Agreement on Trade Related Aspects of Intellectual Property Rights.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1998 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. The proprietor of a registered trademark may also authorize other persons to use the trademark in relation to the goods or services for which it is registered. In all legal proceedings relating to a registered trademark or any right thereunder, the registration of a person as proprietor of a registered trademark is prima facie evidence of the validity of the original registration in any subsequent assignment or other transmission of the registration. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Goods and services are classified, for the purposes of the registration of trademarks, according to a prescribed system of classification. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark; misrepresentation on the part of the infringer; and damage to the mark as a result.

Regulations on Labor

The Employment Act

The Employment Act 1968 of Singapore (the “Employment Act”) is administered by the Ministry of Manpower of Singapore and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. It generally extends to all local and foreign employees under a contract of service with an employer, with the exception of certain groups of employees, including seafarers, domestic workers and statutory board employees or civil servants. Part 2 of the Employment Act applies generally and relates to certain aspects of contracts of services, including termination of employment contracts, notice of such termination and liability on any breach of an employment contract. Part 4 of the Employment Act sets out requirements for rest days, hours of work and other conditions of service, and applies only to workmen with salaries not exceeding S$4,500 a month and employees (other than workmen or persons employed in managerial or executive positions) who receive salaries not exceeding S$2,600 a month. Among others, Part 4 of the Employment Act prohibits employees from working more than 12 hours per day, except for specified circumstances, and limits the extent of overtime work that an employee can perform to 72 hours a month. Employers who require their employees to work more than the prescribed limit of hours per day or per month must seek the prior approval of the Commissioner for Labor.

The Employment of Foreign Manpower Act

The employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore (the “Employment of Foreign Manpower Act”), which is administered by the Ministry of Manpower and prescribes the responsibilities and obligations for employing foreign employees in Singapore. The Employment of Foreign Manpower Act prohibits the employment of a foreign worker unless such foreign worker has obtained a valid work pass from the Controller of Work Passes. Under the Employment of Foreign Manpower (Work Passes) Regulations 2012, which is a subsidiary legislation to the Employment of Foreign Manpower Act, employers of an “S pass” and work permit holders (issued for mid-level skilled staff and semi-skilled foreign workers in the construction, manufacturing, marine shipyard, process or services sectors, respectively) must, among other things, bear the costs of such worker’s medical treatment (unless in excess of the minimum mandatory coverage in certain instances) and purchase and maintain medical insurance for inpatient care and day surgery, with (a) in the case of policies with a start date before 1 July 2023, a minimum required coverage of at least S$15,000 per every 12-month period (or for such shorter period where the foreign employee’s period of employment is less than 12 months), or (b) in the case of policies, renewals or extensions with a start date on or after 1 July 2023, a minimum required coverage of S$60,000 per year for all policies. For policies, renewals or extensions with a start date on or after 1 July 2023, there is also a co-payment element of 75% by insurers and 25% by employers for claim amounts above the first S$15,000 up to the annual claim limit (of at least S$60,000).

The Central Provident Fund Act

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore (the “CPF Act”). The CPF Act is administered by the Central Provident Fund Board and governs the contributions made by employers and employees into the central provident fund. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than or equal to S$750 a month, the employer's contribution rate is 17% of the employee’s wages and the employee’s contribution rate is 20% of the employee’s wages.

Regulations on Safety and Health of Our Employees

The Workplace Safety and Health Act 2006 of Singapore (the “WSH Act”) is the principal legislation governing the safety, health and welfare of persons at work in all workplaces. Among other things, the WSH Act imposes a duty on every employer and every principal to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work. These measures include, among other things, developing and implementing procedures for dealing with emergencies that may arise while the employees are at work and ensuring that the employee at work has adequate instruction, information, training and supervision as is necessary for that employee to perform his work. More specific duties imposed by the Ministry of Manpower on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations (the “WSHR”). Some of these duties include, among other things, preventing the workplace from being overcrowded and ensuring adequate ventilation of the workplace.

People’s Republic of China

Regulations on Food Safety and Food Import

We export and sell sugar products and rice products in the PRC. The PRC has adopted comprehensive legislation governing food safety and food import.

Food Safety

Pursuant to the Food Safety Law of the PRC, or the Food Safety Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on February 28, 2009, and last amended on April 29, 2021 and made effective the same day, and the Implementing Rules on the Food Safety Law of the PRC, or the Implementing Rules on the Food Safety Law, which was promulgated by the PRC State Council on July 20, 2009 and amended on February 6, 2016 and October 11, 2019, in effect since December 1, 2019, food producers shall inspect the food produced by themselves in accordance with food safety standards established by the Food Safety Law. Food producers may either carry out inspection on the food on their own or entrust the inspection to a food inspection institution complying with the provisions of relevant PRC laws.

Food Recall System

Under the Food Safety Law, as well as the Implementing Rules on the Food Safety Law, the Administrative Measures for Food Recall was promulgated by the China Food and Drug Administration (the “CFDA”) on March 11, 2015 and entered into force on September 1, 2015, and last amended on October 23, 2020. The Administrative Measures for Food Recall provides the detailed rules on the food recall system. Where a food producer finds that the food produced by it does not comply with the food safety standards, it shall immediately stop the production, recall the food on the market for sale, notify the relevant producers and traders, as well as consumers, and record the recall and notification. Where a food trader finds that the food traded by it does not comply with the food safety standards, it shall immediately stop the trading, notify the relevant producers and traders, as well as consumers and record the cessation of trading and the notification. Where the food producers or traders fail to recall or stop trading of the food failing to comply with the food safety standards in accordance with the provisions of the Food Safety Law, as well as the Implementing Rules on the Food Safety Law, the food safety supervision and administration departments at or above the county level shall order them to recall or stop trading.

Food Import

Under the Food Safety Law, as well as the Implementing Rules on the Food Safety Law, the imported food, food additives and food-related products shall meet the national food safety standards of the PRC. A food importer shall apply for inspection with the entry and exit inspection and quarantine institution at the place of customs declaration by presenting necessary vouchers and relevant approval documents such as contract, invoices, packing note, bill of lading, etc. The imported food shall pass the inspection conducted by the entry and exit inspection and quarantine institution. For any food that is imported that is not regulated by the requirements of the national food safety standards, the overseas exporter, overseas food producer or its entrusted importer shall file and submit the applicable standards of relevant countries (regions) or international standard to the health administration department under the PRC State Council. The imported pre-packed food and food additives shall be accompanied with labels and instructions (if the instructions are required under relevant PRC laws and regulations) written in Chinese. The labels and instructions shall be consistent with the provisions of the Food Safety Law as well as the Implementing Rules on the Food Safety Law and other relevant laws and administrative regulations of the PRC and the requirements of the national food safety standards, and indicate the origin of food and name, address and contact methods of the domestic agent. Where any pre-packed food is not accompanied with labels or instructions in Chinese or the labels or instructions are not consistent with the requirements, the pre-packed food shall not be imported. The importer shall establish a food and food additives import and sale record system to truthfully record the names, specifications, quantities, dates of production, batch numbers of production or import, shelf life, names, address and contact methods of exporters and purchasers, dates of delivery, etc. of the food and food additives. Such import and sale records shall be true, and shall be kept for at least six months after the expiration of the shelf life; if there is no explicit shelf life, the records shall be kept for at least two years.

Regulations on Product Quality and Product Liability

Product Quality

In accordance with the Product Quality Law of the PRC (the “Product Quality Law”), as promulgated by the SCNPC on February 22, 1993, which became effective on September 1, 1993 and was last amended on December 29, 2018, producers and sellers are liable for the quality of the products they produce or sell. Where anyone produces or sells products that do not comply with the relevant national or industrial standards and requirements safeguarding the health and safety of persons and property, they shall be ordered by the relevant authorities to stop production and/or sale of the products; the products illegally produced and/or sold shall be confiscated; a fine not less than the equivalent of, but not more than three times, the value of the products illegally produced or sold (including those already sold and those not yet sold, hereinafter the same) shall be imposed concurrently; if there are illegal proceeds, such proceeds shall be confiscated concurrently. If the case constitutes a crime, criminal liability shall be investigated in accordance with relevant law.

As of the date of this annual report, we are not aware that any of our products sold to the PRC are in violation of the Product Quality Law.

Protection of Consumer Rights and Interests

The Law of the PRC on the Protection of Consumer Rights and Interests, as passed by the SCNPC on October 31, 1993 and last amended on October 25, 2013, contains the code of conduct for business operators when dealing with consumers, including but not limited to the requirement that: (i) the goods and services shall comply with the Product Quality Law and other relevant laws and regulations; (ii) accurate information about the goods and services and the quality and use of such goods and services; (iii) invoice shopping vouchers or service documents shall be issued to consumers in accordance with relevant national regulations, business practices or at the request of consumers; (iv) the actual quality and function of the goods or services shall be consistent with the quality of the goods or services indicated by advertising data, product descriptions, samples or other means; (v) business operators assume responsibility for repair, replacement, refund or other liability under national regulations or any agreement with consumers; and (vi) business operators shall not create terms that are unreasonable or unfair to consumers, or exempt themselves from civil liability when they damage consumers’ legitimate rights and interests.

Regulations on Intellectual Property Rights

As of the date of this annual report, we have one registered trademark in the PRC. The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks.

Trademarks

According to the Trademark Law of the PRC promulgated by the SCNPC in August 1982 and recently amended in April 2019, and its Implementation Regulation promulgated in August 2002 and amended in April 2014 by the PRC State Council, the period of validity for a registered trademark is ten years, commencing from the date of registration. The registrant must go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark will be cancelled. The Trademark Law and its Implementation Regulation also stipulate rules regarding trademark infringement and compensation. Industrial and commercial administrative authorities have the authority to investigate any alleged infringement of the exclusive right under a registered trademark. If there is a suspected criminal offense, the case shall be timely referred to and decided by a judicial authority. As of the date of this annual report, we are not aware of any infringement claims asserted or threatened against us in the PRC.

Vietnam

Regulations on Imports and Exports

Under Circular 12/2018/TT-BCT (as amended by Circular 08/2023/TT-BTC), refined sugar is not in the list of goods prohibited from import into Vietnam; it is instead in the list of commodities under import tariff quotas. Under the Law on Foreign Trade Management 2018, commodities under import tariff quotas are goods which have the tax rate applicable while within the quota portion lower than that while outside of the quota portion. However, under Circular No. 23/2019/TT-BCT, import tariff quotas shall not be applied to sugar commodities (HS Code 1701) of the Association of Southeast Asian Nations (“ASEAN”) member states’ origin. The quantities of sugar imported from the ASEAN member states shall not be counted as the annual import tariff quotas announced by the Ministry of Industry and Trade of Vietnam, according to the World Trade Organization’s schedule of commitments applicable to its member states. Import duty rates applied to sugar commodities of the ASEAN member states' origin shall be subject to the regulations of Vietnam Government.

Aside from the above, under the trading contracts based on Cost and Freight basis (CFR) of Incoterms, we are only responsible for delivering the goods to the destination port and provide the commercial invoice and transport document i.e., the Bill of Lading to purchasers for their customs clearance; thus, the importation of the goods does not fall within our responsibility. As such, there are no other material regulations on importation in Vietnam that are applicable to us. The purchasers, being the local entities, shall be responsible for carrying out the custom clearance and all other relevant import procedures, including, but not limited to, quota registrations, if required.

Regulations on Distributions

The distribution of products in the destination jurisdictions are the responsibility of the buyers. We do not have any entity, representative office of a foreign trader or branch of a foreign trader in Vietnam. As such, there are no material regulations that are applicable to us.

Notwithstanding the above, the customers, under the Law on Protection of Consumers’ Rights, are able to make compensation claims for damage caused by defective goods against the followings: (i) the entities producing goods, (ii) the entities importing goods, (iii) the entities attaching a trade name to goods or using a trademark or commercial indications, by which entities producing or importing goods could be identified, and/or (iv) the entities directly providing defective goods to consumers in case of failure to identify the entities to be held accountable for damages under items (i), (ii) and (iii) as aforementioned.

In addition, the Law on Protection of Consumers’ Rights also imposes responsibility for recalling defective goods to both the entities producing goods and the entities importing goods, which include the following steps: (i) promptly taking all necessary measures to stop the supply of defective goods in the market; (ii) informing the public about the defective goods and the recovery of the goods according to statutory timelines; (iii) implementation of the recovery of the defective goods in line with the publicly-informed content and bearing the expenses incurred in the recalling process; and (iv) reporting the results to the competent authority after completion of the recall.

Regulations on Intellectual Property Rights

We filed applications for registration of the following two (2) trademarks “MAXWILL, Device” and “taffy” in Vietnam and have been granted Decisions of Official Acceptance of Application No. 22251/QD-SHTT dated March 23, 2022 and No. 22252/QD-SHTT dated March 23, 2022, respectively, issued by the Intellectual Property Office of Vietnam. The Intellectual Property Office of Vietnam is an organization directly under the Ministry of Science and Technology, with the function of advising and assisting the Minister in unifying the state management of intellectual property, and directly managing the state and organizing the implementation of non-business activities on industrial property according to the provisions of law. Vietnam is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization's Agreement on Trade Related Aspects of Intellectual Property Rights.

The above granted decisions indicate that we have completed the initial registration stage for our trademarks in Vietnam. If the applications are not denied, the Intellectual Property Office of Vietnam will grant Trademark Registration Certificates and record our trademarks in the national register of industrial property within, by law, 12 months from the date of such decisions.

Trademarks

The industrial property right to a trademark is established on the basis of a decision on grant of a Trademark Registration Certificate by the Intellectual Property Office of Vietnam to the applicant. The proprietor of a registered trademark is entitled to protection within the scope stated in the Trademark Registration Certificate, throughout the territory of Vietnam, with indefinite statutory protection, as long as the registration is renewed every 10 years. In all legal proceedings, the proprietor of a registered trademark is able to use the Trademark Registration Certificate as prima facie evidence for their rights without need of any other evidence. Any infringement of a registered trademark may give rise to civil and criminal liabilities. Goods and services are classified, for the purposes of the registration of trademarks, according to a published system of classification.

Indonesia

Import Prohibitions

According to Ministry of Trade of Republic of Indonesia (the “MOT”), Regulation No. 18 of 2021 on the Goods Prohibited for Export and Import, as amended by MOT Regulation No. 40 of 2022 (“MOT Regulation No. 18”), the Government of Indonesia prohibits the following commodities from being imported to Indonesia, among others:

•	certain types of sugar, inter alia, (i) raw sugar; (ii) refined sugar; (iii) plantation white sugar, all in the solid form of cane or beet sugar and chemically pure sucrose with ICUMSA (International Commission for Uniform Methods of Sugar Analysis) below 600 IU (International Unit); and

•	certain types of rice, inter alia, (i) glutinous rice; (ii) hom mali rice; (iii) basmati rice; and (iv) malys rice, half-milled or wholly milled (whether or not polished or glazed), with certain regulated solidity or breakage level.

The above prohibitions are stipulated in relation to and consideration of: (i) the protection of health, safety of living beings (humans, animals, fishes, and plants), and the environment; (ii) national security and interests or public interests, including social, cultural and public morals; and/or (iii) the preservation of natural plants and wildlife. Violation by the importer to import any of the above prohibited commodities may result in the imposition of administrative sanctions by the MOT in the form of: (i) a written reprimand; (ii) withdrawal of goods from distribution; (iii) temporary suspension of business activities; (iv) closure of warehouse(s); (v) a fine in the amount of IDR (Indonesian rupiah) 5,000,000 for each day of delay in rectifying the violation (the maximum of delay is 30 calendar days from the date imposition of the initial fine); and/or (vi) revocation of business license.

The raw cane sugar we sell to Indonesia has the ICUMSA above 600 IU and, as of the date of this annual report, we have been in compliance with MOT Regulation No. 18.

Regulations on Intellectual Property Rights

Trademarks

In 2016, the Indonesian House of Representatives enacted Law No. 20 of 2016 on Trademark and Geographical Indication (the “Trademark Law”). The Trademark Law has expanded the scope of trademark protection and adopted the 1989 Protocol to the Madrid Agreement Concerning the International Registration of Marks (the “Madrid Protocol”) provisions for trademark registration in Indonesia. Pursuant to the Trademark Law, registration of a trademark will give protection and an exclusive right granted by the state to the owner of a registered trademark for a certain period of time to use the trademark by itself or give permission to other parties to use it. The right of a trademark is obtained after the trademark application is registered with the Directorate General of Intellectual Property (the “DGIP”). A registered trademark will obtain legal protection in the territory of Indonesia for a period of 10 years as of the filing date and it can be renewed for 10 year periods indefinitely. The protection of a registered trademark is limited to the class and type of goods and/or services covered in the relevant trademark registration.

As of the end of 2020, the enactment of Law No. 11 of 2020 on Job Creation (which has been amended by Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation juncto Law No. 6 of 2023 on the Stipulation of Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation into Law) shortens the trademark registration process and inserts an additional basis for the trademark examiner to reject a trademark application, namely, if such trademark consists of a shape that is functional. In addition, the Trademark Law recognizes two types of international trademark registration applications under the framework of the Madrid Protocol: (i) an application originating from Indonesia to a foreign country’s trademark office (“International Bureau”) which is filed through the DGIP, and (ii) an application addressed to Indonesia as the receiving office from an International Bureau. To be able to file an application in Indonesia for the international registration of a trademark through the Madrid Protocol, the applicant either must have applied for registration of the trademark in Indonesia or already own the trademark in Indonesia.

As of the date of this annual report, we have registered two trademarks in Indonesia.

Ghana

Importation of food products into Ghana by either foreign or national companies is regulated for safety, quality and conformity with nationally prescribed standards. Imported food products follow strict documentation processes and must adhere to Ghana’s internal laws. Ghana has established regulatory institutions mandated by law to ensure that imported goods, including food products consumed in Ghana, are wholesome and safe. These institutions have, acting based on enabling laws, laid down standards and regulations to promote and protect the public health of Ghanaians in relation to the consumption of food products, whether imported or locally produced.

Legal Framework for Regulation of Food Safety and Quality in Ghana

The principal laws regulating safety and quality are the Food and Drugs Act (PNDCL 305B), later amended by the Food and Drugs Act of 1996, and the Public Health Act 2012, (Act 851). The primary institutions mandated with the responsibility to ensure the safety and quality of food products in Ghana are the Food and Drugs Authority (GFDA) and the Ghana Standards Authority (GSA). In practice, the functions of these two agencies are sometime cross-cutting and overlapping. The GFDA is the national regulatory body responsible for the regulation of food, drugs, food supplements, herbal and homoeopathic medicines, veterinary medicines, cosmetics, medical devices, household chemical substances, tobacco and tobacco products, blood and blood products, as well as the conduct of clinical trials protocols. The GSA was established by the Ghana Standards Act 1973 and is overseen by the Ministry of Trade and Industry. The GSA is responsible for establishing and promoting standards to ensure that goods and services manufactured or imported into Ghana are of the highest quality and are safe for consumers.

Food and Drugs ACT (PNDCL 305B)

The Food and Drugs Act 1992 (PNDCL 305B) - amended by the Food and Drugs Act of 1996 (ACT 523) (the “Food and Drugs Act”) contains provisions relating to importing, manufacturing, packaging, labelling, storage, distribution and trading of food and drugs in Ghana. Section 1 of the Food and Drugs Act prohibits and criminalizes the sale or offer for sale of unwholesome, poisonous or harmful food and drugs. Section 3 proscribes the deception of consumers with respect to food and drugs. It provides that a person who manufactures, labels, packages, sells or advertises a food in a manner that is false, misleading or deceptive with regard to its character, nature, value, additives, substance, quality, composition, merit or safety, commits an offence. Section 4 provides for standards of food. It states that where a standard is prescribed under an enactment for food, a person who manufactures, labels, packages, sells or advertises food in a manner that the food is likely to be mistaken for food of the prescribed standard commits an offence. Generally, Sections 1 to 8 provide for offences relating to food safety, Section 9 provides for penalties in respect to offences and Section 10 provides for summary closure of premises where food is manufactured, prepared or sold, if the Food and Drugs Board (now the GFDA) has reason to believe that the food is exposed to the risk of contamination.

Public Health Act 2012 (Act 851)

The Public Health Act 2012 (Act 851) (the “Public Health Act”) regulates public health in Ghana. It contains general provisions relating to food safety and public health. The Public Health Act established the Food and Drugs Authority (GFDA) which took over the functions of the Food and Drugs Board established by PNDCL 305B. The GFDA is overseen by the Ministry of Health. Notably, Part 7 of the Public Health Act is dedicated to food regulation. Specifically, Section 80, under Part 7 establishes the GFDA, while Section 81 provides that the object of the GFDA is to provide and enforce standards for the sale of food, herbal medicinal products, cosmetics, drugs, medical devices and household chemical substances. Further, Section 97 (1), provides that a person shall not manufacture, import, export, distribute, sell or supply food or expose food for sale unless the GFDA has registered the food. However, Subsection 2 exempts from this general prohibition the importation of samples for purposes of registration of the food.

Regulations Specific to Importation and Sale of Food

Registration

All food products imported, advertised, sold or distributed in Ghana must first be registered with the GFDA under Sections 18 and 25 of the PNDCL 305B, Section 4 (b) of the Foods and Drugs (Amendment) Act 523, 1996 and Section 118 and 124 of the Public Health Act 851 of 2012. After registration, a certificate with a registration number is then issued with respect to the product. Only companies duly registered with the Registrar General’s Department shall be permitted to import food and drugs. Hence, failure to register any food item with the GFDA means the product cannot be imported. The GFDA may either re-export, destroy, confiscate, prosecute or enforce compliance with the law. It is important to note that; imported goods must conform with the national standards. Therefore, any consignment that does not comply with the laws shall be detained under modalities determined by the GFDA.

Labelling

According to Section 3 of the Ghana Standard Board (Food, Drugs and other Goods) General Labelling Rules, 1992 (L.I No. 1541), no person shall offer for sale, sell, distribute, or dispose of pre-packaged food or drugs unless the food or drug amongst others is labelled, there is an indication of code marks, date of manufacture and expiry. In addition, Section 3 of the Food and Drugs ACT (PNDCL 305B), with respect to the deception of consumers, provides that a person who manufactures, labels, packages, sells or advertises a food in a manner that is false, misleading or deceptive as regards its character, nature, value, additives, substance, quality, composition, merit or safety, commits an offence. Notably, under the Ghana Standards (Food Drugs and Other Goods) General Labelling Rules 1992, the GSA can seize improperly labelled food products when carrying out its market surveillance activities and such products may be forfeited and disposed of by the GSA.

Labelling plant-based foods – All vegetable oils, both imports and locally produced, are to bear the plant source of the oil and labelled, such as corn oil, ground-nut oil, sunflower oil, rapeseed oil, etc. Labels bearing ‘No/low Cholesterol’ or Cholesterol Free’ on edible vegetable oils are prohibited. According to the GFDA, the declaration of “No/low cholesterol” in the labelling of edible vegetable oils is considered a misleading claim unless it is stated on the label that all vegetable oils are cholesterol free. The GFDA will either remove products from the shelf or ask the importer to re-label the vegetable oil as required. The GFDA enforces the labelling laws at the ports of entry and manufacturing sites in the country. In addition, GFDA officials carry out routine inspections of imported goods at retail stores and outlets to ensure that labelling regulations are followed. There are no exceptions to the labelling regulations. Failure to comply with the labelling regulations will compel the GFDA to prohibit the importation, distribution, sale or use of any food product, temporarily or permanently, as well as impose a fine.

Packaging and Container

Under Section 7 of PNDCL 305B, “food should be stored and conveyed in such a manner as to preserve its composition, quality and purity and to minimize the dissipation of its nutritive properties from climatic and other deteriorating conditions”. GFDA officials carry out routine inspection and analysis of imported foods at the ports of entry and at the retail level. The GFDA has the mandate to seize and destroy any product found to be contaminated. The GFDA has no specific regulations on packaging, waste disposal laws or product recycling regulations that impact imported food products. The GFDA does not impose any specific restrictions on packaging materials.

Vitamin-Enrichment Requirements

Ghana’s Legislative Instrument (L.I.) (Act 523) on the amendment of the food law was enacted on November 6, 2009, makes it mandatory for vegetable oils, imported or produced locally, to be fortified with micronutrients in order to address nutrient deficiencies.

Sanctions and Penalties

Generally, any person or company found to be in violation of any provision of PNDCL 305B will be subjected to a court penalty or imprisoned for not more than two years or both. Also, the fine options provided under PNDCL 305B, have been increased by the amendment Act (ACT 523). Further, the GFDA has very broad powers to impose fines on entities in breach of Ghana food regulations. In respect of import, the GFDA has broad powers to ensure compliance with Ghana’s food law. As of the date of this annual report, we are not aware of any violations of PNDCL 305B by our Company.

Other Relevant Legislations and Legal Considerations

Sale of Goods Act

The Sale of Goods Act 1962 (Act 137) seeks to protect sellers and consumers by requiring that goods sold by description shall correspond to their descriptions and goods sold by sample shall correspond to their samples under Sections 11 and 12. This is because the buyer relies on the description and samples provided by the seller. This is an implied condition under the laws of Ghana, and it applies to the sale of food and food products.

Consumer Protection in Ghana

There is no single overarching consumer protection legislation in Ghana. Hence, the regulatory framework for consumer protection is fragmented and consists of both public and private law mechanisms. These cover various pieces of legislation and common law protections. From a common law perspective, consumers can rely on contract and tort law principles to address consumer protection issues. For example, the Sale of Goods Act 1962, contains general provisions relating to fitness of purpose of goods sold in Ghana.

Notably, the Drafting Department of the Attorney General’s office is currently involved in producing a consumer protection bill. The bill, among other things, proposes to introduce a single and more comprehensive consumer protection statute and a dedicated consumer protection authority to ensure that consumer protection efforts are coordinated coherently and given adequate attention.

Angola

Angola does not currently have a specific food safety law. However, a Public Health Bill which addresses food safety, among many other topics, is pending approval in the Angolan parliament. This Bill is an integral component of Angola’s broader National Health Development Plan (Plano Nacional de Desen volvimento de Saúde) 2012-2025, which sets strategic goals and priorities for the public health sector for the short, medium, and long term.

Plant Health Law No. 05/21

The Plant Health Law No. 5/21 approving the Plant Health Act repeals the Legislative Decree No. 3001/59 approving the Plant Health Regulation of Angola. The Law establishes the norms that aim to guarantee the phytosanitary protection of agricultural and forestry production and exploitation, as well as the transit, trade, import and export of plants, parts of plants intended for commercialization and consumption. This Law applies to vegetables, products of plant origin, and forestry articles. This Law also applies to natural and legal persons, public and private, engaged in agricultural and forestry activities, scientific studies, handling, production, transport, marketing, import and export of vegetables, storage, plant packaging, forestry, and other products.

Food Regulations

The principal regulatory authorities for food import into Angola, are (a) The Ministry of Agriculture and Forestry and (b) The Ministry of Industry and Commerce (note: the Ministry of Commerce merged with Ministry of Industry on April 1, 2020). These two ministries are responsible for the regulation and development of standards and administration of food sales, safety, and quality in Angola. In practice, the responsibilities of these ministries are sometimes overlapping and may cause ambiguities in the development and implementation of food import regulations.

Specific Regulatory Requirements Relating to Food Import and Sales

Labelling Requirements

According to Ministry of Industry and Commerce, certain information must appear on an imported food product label, as regulated by Consumer Protection Law No. 15/03, including type of product and name, producer’s name, batch reference, conditions of preservation and storage, production and expiration dates – the remaining shelf life must be at least 25 percent of the total shelf life of the product at the time of importation, fat content, volume and import eligibility.

Importers of food must note that Portuguese language labelling is mandatory on all agricultural products. Unlabelled or incorrectly labelled products can be confiscated. Stickers must be applied no later than at point of sale to the end user, with the supplier and importer coming to an agreement as to who will affix the sticker.

Packaging and Container Regulations

Generally, except for regulations affecting packaging of eggs, Angola does not have any specific packaging and container regulations. Also, Angola does not have any specific packaging sustainability measures, such as single-use bans, recycling regulations, recycled content, or other design requirements, nor does the government have any national strategies for reducing packaging waste.

Other relevant regulatory requirements

Sanitary and Phytosanitary Testing

Sanitary and phytosanitary laboratory testing is regulated by Presidential Decree No. 140/16 of 2016, which states that all products intended for human consumption shall be subject to laboratory testing. The decree also created a national network of laboratories for quality and control and defines rules that must be observed for the coordination of the laboratories tasked with conducting testing. It repealed all previous legislation that contradicts the law’s provisions.

Consumer Protection Laws

Chapter 3 of the Constitution of the Republic of Angola guarantees Economic, Cultural and Social rights of all Angolans. Article 78 (1), under Chapter 3, states that consumers shall have the right to good quality goods and services, information, and clarification, guarantees for products and protection with regard to consumer relations. Article 78 (2) provides that consumers shall have the right to be protected against the manufacture and supply of goods and services that are harmful to health and life and must receive compensation for any damages suffered. Further, Article 78 (30) provides that advertising of consumer goods and services shall be regulated by law and all forms of concealed, indirect, or misleading advertising shall be prohibited. Article 78 (4) stipulates that the laws of Angola shall protect consumers and guarantee to defend their interests.

In furtherance of the principles enunciated in Article 78 of the Constitution of the Republic of Angola, Consumer Protection Law No 15/03 of June 22, 2013 (“Law No. 15/03”), was enacted. Article 2 of Law No. 15/03 restates the responsibility of the Angolan government for protecting consumers, supporting the constitution and operation of consumer associations, as well as the implementation of the provisions in the Law No. 15/03. Article 4 of the Law No. 15/03 provides that the protected rights cover the following aspects: the quality of goods and services, protection of life, health and physical safety, freedom of choice and equality in contracts, the protection of economic interests and protection from misleading and abusive advertising, the prevention and repair of property, moral and individual damage.

Notably, under Article 10 of Law No. 15/03, the producer, manufacturer, and importer are, as a rule, responsible jointly, regardless of the existence of guilt, for repairing the damage caused to consumers, except where it has been proven that it has not placed the goods on the market or that, although it has been placed, the defect does not exist or is the sole fault of the consumer or a third party. Further, infringements of consumer protection standards are subject to administrative penalties such as fines, seizure of goods, destruction of goods, prohibition of the manufacture of goods or services, suspension of the supply of goods or services and temporary suspension of activity and/or prohibition of establishment.

Further, the National Institute for Consumer Protection (INADEC) was established by the Governmental Decree No. 9/03 of the Council of Ministers. INADEC has legal jurisdiction over consumer related issues, as stated in its Law No. 15/03. INADEC is also responsible for safeguarding consumer rights, and for coordinating and implementing measures for their protection, including providing information, education, and support for Consumer Protection Associations. By this mandate, INADEC undertakes the legal, administrative, technical facilitation of the protection of rights in legal proceedings.

As of the date of this annual report, we are not aware that any of our products sold in Angola have been subject to consumer protection claims or administrative penalties in respect of Law No. 15/03.

Nigeria

Edible commodities, such as sugar, rice, oil and fat products, and other consumables, are strictly regulated in Nigeria to ensure their quality and safety for consumption. Some of the existing legislation relating to food safety are outdated and characterized with overlaps and gaps. The following laws impose product liability on importers of food commodities and consumables into Nigeria:

•	The Federal Competition and Consumer Protection Act, 2018 (the “FCCPA”);

•	Consumer Protection Council Act, Chapter C25 of the Laws of the Federation of Nigeria 2004 (the “CPCA”);

•	Food, Drugs and Related Products (Registration, etc.) Act of 1993 (now known as CAP F.33 LFN 2004);

•	The Sale of Goods Law 2015(the “SGL”);

•	Federal Competition and Consumer Protection Act, 2018 (the “FCCPA”);

•	Standards Organisation of Nigeria Act 2015;

•	The National Agency for Food and Drug Administration and the Control Act, Chapter N1 of the Laws of the Federation of Nigeria 2004.

Consumer Protection Laws

The Federal Competition and Consumer Protection Act

The Federal Competition and Consumer Protection Act, 2018(the “FCCPA”) imposes product liability on manufacturers supplying defective or hazardous products or goods to consumers. In this regard, where a manufacturer of food products produces defective or hazardous commodities, which consumers buy and consume, such manufacturer may become liable under the FCCPA.

Product liability cannot be restricted or excluded by any contract with a supplier, intermediary, or consumer. Product liability may exist when consumer buys the goods directly from the manufacturer or enters into any form of contract with the manufacturer of such goods. Manufacturers may also be subject to liability where they misrepresent facts and such misrepresentation lead to pecuniary loss or health hazards on the part of the consumers. A manufacturer may not restrict or exclude any form of liability which it may be subject to.

Under the FCCPA, contravention of consumer rights incurs criminal liability, on the part of both the manufacturing company and the director of a company. The punishment for contravention for a director of a company found liable is a term of imprisonment not exceeding five years or a fine of up to N10, 000,000 (ten million naira), or a combination of both. Suppliers of the product, if found liable, are subject to the same punishment. As of the date of this annual report, we are not aware that any of our products sold in Nigeria have been claimed or determined to be in violation of the FCCPA.

Consumer Protection Council Act, Chapter C25 of the Laws of the Federation of Nigeria 2004 (the “CPCA”)

The CPCA established the Consumer Protection Council (the “CPC”) to provide speedy redress for consumer or community complaints through negotiation, mediation, and conciliation. The CPC also seeks to remove hazardous products from the market and ensures the offenders replace such products with safe and appropriate alternatives. The CPC publishes lists of products of which the consumption and sale have been banned, restricted, or have not been approved by Nigerian or foreign governments. The CPC may also require offenders to protect, compensate and provide relief and safeguards for injured consumers suffering adverse effects of harmful, violent, or hazardous products.

A consumer or community that has suffered loss, injury, or damage as a result of the use of any goods, product, or service may make a complaint in writing and seek redress through a state committee. Upon investigation, if it is established that the consumer’s rights have been violated or a wrong has been committed by way of trade, provision of services, or advertisement, which has caused injury or loss to the consumer, the CPC may take such action as it deems necessary, in addition to the right of the consumer to pursue legal action. The CPCA provides relief that is supplemental to redress by way of litigation.

Food, Drugs and Related Products (Registration, etc.) Act of 1993 (now known as CAP F33 LFN 2004)

The Food, Drugs and Related Products (Registration, etc.) Act of 1993 (now known as CAP F.33 LFN 2004) (“F.33 LFN 2004”) imposes product liability on manufacturers of processed food, drugs, drug products, cosmetics, medical devices or water. F33 LFN 2004 states that an item listed above shall not be manufactured, imported, exported, advertised, sold or distributed in Nigeria unless it has been registered in accordance with the provisions of F.33 LFN 2004 or regulations made under it. After a successful registration, a permit is issued. Where any individual contravenes a provision of F33 LFN 2004 or a regulation made under it, such individual shall be guilty of an offence and liable on conviction to a fine not exceeding N50, 000 or to imprisonment for a term not exceeding two years or to both fine and imprisonment. Where a company contravenes any provision of F33 LFN 2004, such company shall be liable to a fine not exceeding N100, 000.

A person convicted of an offence under F33 LFN 2004 or the related regulations may also get a forfeiture order of its asset to the federal Government i.e. any asset or property constituting, or derived from any proceeds the person obtained, directly or indirectly, as a result of the offence or any of the person's property or instrumentalities used in any manner to commit or to facilitate the commission of the offence. As of the date of this annual report, we are not aware of any claims or determinations that any of our products sold in Nigeria have been in violation of the Food and Drug Related Products (Registration, etc.) of 1993 (now known as CAP F33 LFN 2004).

The Sale of Goods Law (the “SGL”) 2015

Originally, the Sale of Goods Act 1893 had force throughout Nigeria. As of the date of this annual report, the operation of the Sale of Goods Act 1893 Act is confined only to Lagos State, where it was domesticated into a state law. The Western region of Nigeria, particularly Lagos state, repealed the Sale of Goods Act 1893 and replaced it with the Sale of Goods Law 1959, then later replaced it with the Sales of Goods Law 2015. Despite the change, the Sale of Goods Law 1959 is still an exact copy of the Sale of Goods Act, 1893.

The Sale of Goods Law Chapter S1 of the Laws of Lagos State 2015 stipulates that, where a contract provides for sale of goods by specification, an implied condition that the goods shall correspond with said specification arises. Also, where the buyer has expressly or impliedly made known to the seller the particular purpose for which the goods are required, an implied condition arises that the goods shall be reasonably fit for such purpose and that the goods are of merchantable quality. If the seller breaches any of the implied warranties or conditions, the buyer may maintain an action against the seller for damages for breach of warranty or condition. It provides a supplementary cause of action to the rights of the consumer under common law. The SGL, however, expressly permits the insertion of exclusion clauses in contracts of sale with negatively implied warranties or conditions.

On an overall basis, every product imported for sale, especially within Lagos state, must match its specification. Companies must ensure that their entire products listed for import and sale in Nigeria and especially Lagos state match their specification in other to avoid liability under this law.

Consumer Protection Agency Law (the “CPAL”)

The Consumer Protection Agency Law of Lagos State is a state domesticated version of the Federal Competition and Consumer Protection Act, 2018 (the “FCCPA”) and is applicable only in Lagos state. The Consumer Protection Agency Law of Lagos State in Chapter C13) established the Lagos State Consumer Protection Agency (the CPA).

Additionally, the CPAL sets out the following functions of the CPA, among others: (1) to ensure the replacement of hazardous products with safe products and seek ways and means of eliminating hazardous products from the market in conjunction with the relevant government agencies, (2) to initiate investigation in its own name, whether upon the receipt of a complaint or not, (3) to cause an offending company, firm, trade association or individual to compensate or provide relief to injured consumers or communities as a result of adverse effects of harmful products, (4) to cause, where necessary, quality tests to be concluded on a consumer product; and (5) to apply to a court to prevent the circulation of any product that constitutes an imminent public hazard, enforce and protect the rights of consumers, or seek relief or compensation for injured consumers where negotiation, conciliation or mediation fails. Where a manufacturer or seller sells defective or hazardous products within Lagos state which consumers use, such manufacturer may become liable.

Laws Concerning the Quality of Products Imported to Nigeria

Standards Organisation of Nigeria Act 2015

The Standards Organisation of Nigeria Act (No. 14 of 2015) empowers the relevant government agency to formulate and apply standards in the regulation of both imported and domestically manufactured goods.

In 2005, the Standard Organisation of Nigeria (the “SON”) introduced the Standard Organisation of Nigeria Conformity Assessment Program (the “SONCAP”) to prevent the importation of substandard and unsafe goods into Nigeria. A pre-shipment verification process is used to verify that the products to be imported into Nigeria are in conformity with the applicable Nigerian Industrial Standards (the “NIS”) or approved equivalents, and technical regulations before shipment.

All goods to be imported into Nigeria are required to be verified and tested at the country of supply (i.e. the exporting country), and a SONCAP Certificate or SONCAP Import Permit must be issued demonstrating that the products to be imported meet the applicable standards and regulations. Otherwise, where the goods do not comply with the set standards and regulations, a Non-Conformity Report (the “NCR”) may be issued; therefore, each shipment of goods or products subject to the SONCAP arriving at any Nigeria port must be accompanied by a SONCAP Certificate.

All products, except those specifically exempted in the list below, are regulated under the SONCAP program. Products exempt from the SONCAP program include the following: food products, drugs (medicines), chemicals used as raw material by bona fide manufacturers, military wares and equipment, goods classified as contraband by the Federal Government of Nigeria, used products other than automobiles, machinery or related spare parts for bona fide manufacturers who intend to use them for their own manufacturing purposes are advised to apply to the SON for a SONCAP import permit. The compliance process for obtaining the SONCAP Certificate must occur in the exporting country.

All regulated products arriving at Nigerian entry points (ports, airports, land borders) without the SONCAP Certificate will be rejected at the entry point and the Customs release will be refused. The importer/exporter will then be required to re-export the goods or it will face delays while the goods are sampled and tested for compliance with the Nigerian requirements. The exporter/importer will bear all the costs related to this (sampling, testing, delay at the border point).

As of the date of this annual report, we believe that none of our products sold in Nigeria have been in violation of the SONCAP program or Standards Organisation of Nigeria Act.

The National Agency for Food and Drug Administration and the Control Act, Chapter N1 of the Laws of the Federation of Nigeria 2004

The National Agency for Food and Drug Administration and the Control Act Cap N1 Laws of the Federation of Nigeria (the “LFN”) 2004 regulate and control the manufacture, importation, exportation, distribution, advertisement, sale, and use of food, drugs, cosmetics, medical devices, packaged water, chemicals, and detergents (collectively known as regulated products). The National Agency for Food and Drug Administration was officially established in October 1992.

For the purposes of the LFN, sugar, rice and oil and fat products are all regarded as food commodities. The only obligation owed by importers or manufacturers under the LFN is to ensure all products are harmless and in perfect condition, before they are imported into Nigeria.

Madagascar

Food Legal and Regulatory Framework

The food regulatory framework in Madagascar is mainly organized by the Health Act and the Law No. 2017-048 regulating health and safety of food intended for human consumption and animal feedstuffs. It is essentially grounded on authorizations and agreements from competent authorities and monitoring procedures.

Health Act and the Law Regulating Health and Safety of Food intended for Human Consumption and Animal Feedstuffs

The Health Act is the main legal instrument regulating the protection of food products intended for human consumption. To ensure the safety of food products, Article 42 imposes the legal obligation to obtain a certificate of suitability for human consumption (Certificat de consommabilité) issued by the National Agency for Food Health and Safety (Agence de Contrôle de la Sécurité Sanitaire et de la Qualité des Denrées Alimentaires). In the same vein, Article 43 of the Law regulating food provides that each operator is liable and responsible for the quality, health and safety of foods provided by it.

Subsidiary Legal and Regulatory Framework for the Food Sector

Decree No. 2013-260 establishes the national agency for food health and safety. This Decree came into force on April 9, 2013, and it provides the legal and organizational framework for the functioning of the National Agency for food, health and safety. The functions of the agency as provided under Article 1 is for the monitoring of food health, quality and safety in Madagascar.

Decree No. 2004-1072 established the National Nutrition Council. Article 1 of the Decree endows the National Nutrition Council with the legal power and responsibility for the implementation of the National Nutrition Policy, technical coordination, monitoring and evaluation, research and development of specific nutrition activities carried out by the various health care agencies in the country.

Other Relevant Laws Affecting the Sale and Distribution of Food Products

Consumer Protection Act

The Madagascar Consumer Protection Act aims at protecting consumers from risks related to health and safety of goods and services. The Madagascar Consumer Protection Act applies to the food industry, providing for, among other things, i) the protection of consumers against health risks related to hygiene and the quality of the goods, products and services placed on the market, ii) allowing consumers access to the information they want to make freely informed choices, according to their wants and needs, iii) educating consumers, particularly regarding their rights, and informing as to the socio-economic and environmental impact of the choices they make, iv) giving consumers the opportunity to obtain effective redress with the justice system with respect to what they purchase or consume, and v) granting consumers the right to form themselves into groups or consumer organizations and to giving these organizations the opportunity to put forward their views within the framework of the decisions made.

The Consumer Protection Act of Madagascar also has direct provisions affecting the importation of food into the country. According to Article 45, the import of a product likely to present a health hazard can be suspended by the Ministry of Industrialisation, Trade and Consumer Affairs, being ministry responsible for the supervision of enforcement of the Consumer Protection Act, which can cause the destruction of any amount of nonconforming products already in the national market.

Regulations Affecting Food Imports to Madagascar

General Food Import

In Madagascar, the registration of all food importers is a requirement. An importer is a natural or legal person exercising import operations, domiciled in the country, and registered on the Commercial Register under the tax administration and foreign exchange policies. From this registration, a unique tax registration number is assigned to the importer.

Imports of Rice, Sugar, and Oil and Fats Products

Rice is the most widely consumed product in Madagascar. Accordingly, the import of rice is exempt from any import duty, according to the Law No. 2005-015 - exemption from Customs Duty (DD) on the importation of rice. Further, specific attention is given to food products derived from vegetables, such as sugar and palm crude oil. Article 3 of Order No. 4736/2002 regulating the import of vegetables or products derived from vegetables imposes the following additional requirements:

•	prior issuance by the Plant Quarantine Service (Service de la Quarantaine Végétale) to the importer of a permit of import mentioning the conditions and phytosanitary measures imposed on the plants and plant products concerned;

•	the presentation of a trustworthy phytosanitary certificate issued by the National Organization of the Plant Protection of the sending country, certifying that the plants, plant products and packaging have been carefully examined before shipment and certifying the conditions imposed in the import permit;

•	submission to phytosanitary control on arrival, at the end of which a report of inspection will be issued by the accredited agent for this purpose of the Plant Quarantine Service;

•	the delivery of an import permit by the Plant Quarantine Service (Service de la Quarantaine Végétale) with mention of specific plant health requirements;

•	the presentation of a Health Certificate provided by the export country’s national organization in charge of plant protection in good faith; and

•	phytosanitary control on arrival leading to the issuance of a report established by an accredited agent from Plant Quarantine Service.

Kenya

The Kenyan Constitution 2010 expressly provides for consumer protection rights which place great importance on consumers’ protection and observance. Article 43(1) of the Constitution of Kenya 2010 (referred to hereinafter as the “Constitution”) provides for economic and social rights, including the right to be free from hunger and to have adequate food of acceptable quality. Equally, Article 46 of the Constitution provides for consumer rights, exclusively. It provides that consumers have the right to goods and services of reasonable quality, to the information necessary for them to gain the full benefit from goods and services to the protection of their health, safety and economic interests and to compensation for loss or injury arising from defective goods or services. It further established the groundwork for legislation to protect consumer rights, culminating in the Consumer Protection Act No. 46 of 2012 (referred to hereinafter as the “Kenyan Consumer Protection Act”).

The Kenyan Consumer Protection Act, as well as other laws, such as the Food, Drug and Substance Act, the Sale of Goods Act and the Standards Act Cap No. 496 (referred to hereinafter as the “Standards Act”), provide that importers of goods have to comply with several regulations before they can comply with the Kenyan legal framework and successfully carry out trade in the country.

Consumer Protection Provisions

Kenyan Consumer Protection Act

The Constitution establishes the foundation for the protection of consumer’s rights through Articles 43 and 46. The Kenyan Consumer Protection Act was enacted in compliance with Article 46(2) of the Constitution. One of the Kenyan Consumer Protection Act’s objectives is to protect consumers and to establish a market that is generally fair to consumers, with a focus on protecting consumers from being exploited by suppliers.

The key provisions of the Kenyan Consumer Protection Act include the provision that consumers can institute class action suits against suppliers. The class action suits are flexible and do not require any rigid procedure to institute against a supplier. It is worth noting that any settlement entered on behalf of the class of represented people is binding upon the rest. The Kenyan Consumer Protection Act further imposes a provision requiring that the quality of goods is of merchantable quality. The Kenyan Consumer Protection Act also makes provisions defining unfair practices. It lists conduct such as the making of false and unconscionable representations as unfair under the Kenyan Consumer Protection Act. The definition of unfair practices includes making representations that goods supplied are of a standard, quality or grade that they are not, and that the goods contain ingredients that do not necessarily make up the composition of the good in question.

One of the remedies available to consumers provides a right to rescind the contract and demand damages (both exemplary and punitive) from the supplier as well as the option for litigation to resolve the dispute. Further, a disgruntled consumer can institute proceedings against a supplier for breach of their consumer rights.

Under the provisions on unfair practices, the Kenyan Consumer Protection Act waives the potential possibility that notice needs to be given by a consumer before instituting proceedings in a court and will allow a consumer who has been subject to the practices defined as unfair unfettered access to the courts.

Sale of Goods Act

Section 15 of the Sale of Goods Act Cap. No. 31 provides that goods shall match the description that was made for their sale and it is irrelevant that the bulk of the goods match the description if some goods do not conform with their description.

The Competition Act

Section 55 of the Competition Act No. 12 of 2010 expressly prohibits sellers from making false or misleading representations, such as goods are of a particular standard, quality, grade, benefits and uses when they are not. It further lists that a false representation includes the making of representations that goods are sponsored or affiliated or of a particular quality when they are not.

Food, Drugs and Substances Act

The Food, Drugs and Substances Act Cap No. 254 imposes conditions specific for Foods and Cosmetics. Section 5 and 7 of the Act provides for the standards of food and preparation of food under sanitary conditions. Section 5 imposes a sanction if someone does not comply and produce food according to those prescribed standards. Section 7 imposes a condition that goods need to be produced under sanitary conditions making them fit for human consumption.

The Public Health Board established for enforcement under the Food, Drugs and Substances Act Cap No. 254 is required to ensure compliance with all the requirements for Kenyan consumers. The Minister of Health and the board of Public Health may make regulations regarding the conditions for the importation of foods and cosmetics. The Food, Drugs and Substances Regulations (General and Food Labeling, Additives and Standards) of 1978 are lengthy and contain with greater detail standards for extracts used in foods, the manner of labeling and packaging, description of ingredients etc.

Standards and Quality of Substances Provisions

Standards Act

The Standards Act aims to provide standardization of commodities and establishes the Kenya Bureau of Standards (KEBS) to achieve its objective. As has been demonstrated above, the protection of consumers in Kenya is multi-faceted, perhaps because of it being entrenched in the country’s Supreme Law. The import of foodstuffs therefore goes through several stages before the arrival of the product to the market.

At the primary stage, importers have to contend with the Kenya Revenue Authority (KRA), which will require several conditions to be met before finally allowing goods into the market. The KRA needs a valid Certificate of Conformity (CoC) from the Pre-Verification of Conformity (PVoC) agent for regulated products, as well as an Import Standardization Mark (ISM) in addition to several tax compliances.

These certificates are obtained from KEBS. KEBS’ role includes providing standards, metrology, and conformity assessments (SMCA), and examining foods for microbial and chemical contamination. The Ministry of Agriculture’s Draft Food Safety Policy 2021 reiterates that KEBS controls food imports at several ports of entry, including Mombasa, Jomo Kenyatta International Airport (JKIA) and various official border posts. It states that certification programs are conducted on all processed food products destined both for export and domestic markets in accordance with the Standards Act.

The Standards (Verification of Conformity to Standards and other Applicable Regulations) Order, 2020 (the “Order”), is a subsidiary legislation to the Standards Act. It expressly provides that it applies to all imported products to Kenya. The Order imposes an obligation upon all importers to ensure that their products conform with all the standards in place in Kenya. Conformity with the Standards Act results in the importer being issued a CoC. KEBS adopted the Pre-Verification of Conformity (PVoC) program with specific listed countries. The program enables KEBS to contract testing and physical inspection of goods to third-party companies. After testing, a qualified third-party companies may issue the importers with a PVoC, which then vitiates the need for a CoC. KEBS issued a PVoC manual, which guides importers seeking a PVoC.

The PVoC manual provides for countries from which goods can have PVoCs issued with the companies. KEBS also makes public notices designating contracted PVoC agents for a period of time. The most recent notice was issued on July 27, 2022, stating that several inspection companies have been contracted to offer PVoC services for general goods for the next three (3) years, effective from June 23, 2022. The companies include: 1. China Certification & Inspection Group Company Ltd, 2. China Hansom Inspection & Certificate Co. Ltd, 3. Societe Generale de Surveillance, 4. TUV Austria Turk and 5. World Standardization Certification & Testing Group (Shenzhen) Co. Ltd.

The PVoC manual also alludes to three routes towards obtaining the CoCs. Food such as animal and fishery products, fresh dairy products, and bulk shipments of cereals such as rice shall be tested and physically inspected to demonstrate conformity to the relevant standards. Further, Guideline 8 of the PVoC manual stresses that goods from countries not eligible for the PVoC process shall be subject to the destination inspection process.

After all the relevant physical inspection and testing has been carried out, KEBS shall issue a local CoC. The importer can then apply for an Import Standardization Mark (ISM) using the local CoC. It is worth noting that goods with CoCs can be re-tested upon entry at the port in Mombasa or the various international airports at the discretion of KEBS. However, in the absence of CoCs, KEBS formulated destination inspection for all arriving goods in order to comply with the Standards Act.

Tanzania

The Tanzanian food import and sales policy is predicated on the need to control import and sale of food consumed within the country. The Tanzanian regulatory regime includes licensing requirements, compliance regulations and quality standards for imported foods. It also restricts food importation to individuals or businesses duly registered as importers and lays out specific requirements for the importation of food.

General Food Regulations

The principal legislation for the regulation of importation and sale of food and food products in Tanzania is the Food, Drugs and Cosmetics Act, 2003. The Food, Drugs and Cosmetics Act, 2003, under Section 4, established the Tanzania Food and Drugs Authority (TFDA) with the responsibility of ensuring safety and quality of food, drugs and cosmetics consumed or used in Tanzania. Section 5.1 (a) of the Act empowers TFDA to regulate all matters relating to quality, and safety of food, drugs, herbal drugs, medical devices, poisons and cosmetics. Also, Section 5.1. (b) empowers TFDA to regulate, in accordance with the Food, Drugs and Cosmetics Act, 2003, the importation, manufacture, labelling, marking or identification, storage, promotion, sale and distribution of food, drugs, cosmetics, herbal drugs and medical devices or any materials or substances used in the manufacture of products regulated under the Food, Drugs and Cosmetics Act, 2003.

The clear implication of Section 5.1 (b) of the Act is that importation and sale of food in Tanzania is within the regulatory purview of TFDA. Several regulations have been enacted pursuant to Food, Drugs and Cosmetics Act, 2003. The primary regulations affecting food import evaluation in Tanzania are:

Tanzania Food, Drugs and Cosmetics (Importation and Exportation), Regulations 2006

These regulations are made under Section 116 (1) (e) of the Food, Drugs and Cosmetics Act, 2003. The core objectives of these regulations are to place certain restrictions on importation of food, set conditions for the grant of food import permits, and designate ports of entry for food importation into Tanzania. Pursuant Section 4 (1) of the regulations, no person shall import food into Tanzania unless he is holder of a valid import permit issued by TFDA in respect of the specific food. Further, Subsection (2) provides that a fresh import permit shall be obtained from TFDA on every occasion the food importer places a fresh order, even for foods which are included in his original or previous orders. Section 5 (1) of the regulations provides for the conditions for the granting of a food import permit, while Section 6 restricts ports of entry for food into Tanzania to those ports listed in the First Schedule contained therein. However, it is noteworthy that under Subsection (2) of Section 6, food may in special circumstances be imported into Tanzania if the food importer makes prior arrangements consented to by the Tanzania Revenue Authority (TRA), TFDA and any other relevant regulatory authority.

Tanzania Food, Drugs and Cosmetics (Treatment and Disposal of Unfit Food) Regulations, 2006

These regulations govern the surrender and disposal of food that is unfit for human consumption. They shall apply to all areas to which the Tanzania Food, Drugs and Cosmetics Act, 2003 applies and shall affect all types of food, whether locally produced or imported, which are (suspected of being) unfit for human consumption or any food which is condemned by a court under the Food, Drugs and Cosmetics Act, 2003, or which is in any other way, found by an inspector to be manufactured, imported, distributed, sold, offered or exposed for sale, contrary to any of the provisions of the Food, Drugs and Cosmetics Act, 2003 or these Regulations. A food owner or his/her agent may, on being satisfied that his/her food is unfit for sale for human consumption, voluntarily surrender it to an inspector for condemnation. The inspector shall, prepare for the owner or his/her agent a voluntary surrender or condemnation certificate in the form set out in the schedule to these regulations. Any food which is in violation of the Food, Drugs and Cosmetics Act, 2003 or regulations made thereunder may at the discretion of an inspector and with the agreement of the owner of the food or his or her agent be re-conditioned in order to make it fit for human consumption.

Tanzania Food, Drugs and Cosmetics (Food Fortification) Regulations, 2011

Pursuant to Section 4 of the regulations, no person shall be authorized to manufacture for sale, import or export for sale any regulated food unless that food meets the minimum requirements for fortified food as prescribed in the First Schedule to the regulations. The First Schedule sets out the minimum requirement for fortified food in respect of three food vehicles, namely, Wheat Flour, Maize Flour, edible Fats and Oils. The permissible fortification compounds and the allowable minimum specifications for these food vehicles span a range of nutrients such as Iron, Zinc, Vitamin B12 and Folate. The minimum fortification requirements are mandatory in Tanzania. By Section 10 of the regulations, any person who contravenes any provisions of the regulations commits an offence. However, Section 11 (1) empowers the Director General of TFDA, or any officer authorized by him, to compound any offences committed under the regulations by accepting the fines set out in the principal Act- the Food and Drugs and Cosmetics Act, 2003.

Tanzania Food, Drugs and Cosmetics (Registration of Foods), 2011

These regulations were made under Sections 28 and 112 (1) (m) of the Food, Drugs and Cosmetics Act, 2003. The regulations apply to pre-packaged food and control of non-pre-packaged food in Tanzania. Pursuant to Section 4 of the regulations, except for emergency food, food donations and occasional foods, no person shall manufacture, sell, import or export, grant, distribute, provide as a gift or offer for sale any pre-packaged food unless it is registered by TFDA. Pursuant to Section 5 (1) of the regulations, an application for registration of pre-packaged food shall be made by filling out the prescribed form in the First Schedule to the regulations. Notably, by Section 5 (2) of the regulations, the application for registration of pre-packaged food may be made by the local manufacturer, importer or their recognized representative.

Standards Regulations

In addition to the specific regulations pertaining to food, an importer and seller of food products must be aware of regulations relating to standards. The Tanzania Bureau of Standards (TBS) is the national standard-setting body for Tanzania. TBS is mandated to monitor quality control of most products and to promote standardization. TBS is responsible for most matters concerning the importation and inspection of imported food products. Exporters should submit all documents at least seven days before the arrival of their shipments through appointed clearing and forwarding agents. Products shipped to Tanzania must have a corresponding Food Importer Registration Certificate (FIRC) issued by TFDA. Importers in Tanzania apply for a FIRC for each product they import. To obtain an FIRC the imported products must satisfy the Tanzania standards requirements as evaluated by TBS.

Packaging and Container Regulations

The Tanzania regulations incorporate packaging operations in respect of commodities to include food for packaging, handling, storage, sale and delivery. In Tanzania, regulators consider the packaging technology, packaging materials and packaging machinery, and related facts about the product nature and other characteristics, facts about the transport hazards, and facts about market.

Labelling Requirements

TFDA regulates food labelling and evaluates and registers pre-packaged foods before approval for distribution and marketing in Tanzania. The evaluation includes assessment of labelling information to ensure that it complies with the specifications of the TFDA (Food Labelling Regulation), 2006 and the Codex standard 1-1985. According to the Tanzania Food, Drugs and Cosmetics (Food Labelling Regulations), 2006 and the Codex General Standard for the Labelling of Pre-Packaged Foods (Codex Stan 1 -1985), the pre-packaged food labelling should include the name of the food, a list of ingredients, net content, name and address of the manufacturer and country of origin. Other information includes the batch /lot identification, date markings (manufacture and expiry dates), Quantitative Ingredient Declarations (QUID), storage conditions, nutrition information (composition) and instructions for use.

Tanzanian Import Procedure

General Procedure

Import procedures must be followed to clear goods from customs control, as per the East Africa Community Customs Management Act (EACCMA) 2004. Imports to Tanzania are subjected to different stages whereby the importer is advised to make a declaration through his appointed Clearing and Forwarding Agent by lodging documents at least seven days before arrival of the vessel.

Food Importation specific requirements

The additional requirements for food import and sales is as follows:

•	Registration of the importer and food products to be imported. This is done by filling the online forms available at TFDA website.

•	Application for importation by completing the online forms on the TFDA imports and exports portal.

•	Inspection and approval of foods by the inspector at the point of entry prior to distribution in the market.

•	Regular laboratory analysis of foods to check for compliance.

•	Samples from suspect foods can be taken for laboratory analysis.

•	Shelf life of non-perishable foods should be more than six months at the time it arrives at the official point of entry.

•	Foods determined to be noncompliant at the point of entry are returned to the country of origin at the expense of the importer or can be destroyed at the expense of the importer.

Other Certification and Testing Requirements for Food Import

TFDA is responsible for all matters concerning the importation and inspection of imported food products. To obtain a Food Importer Registration Certificate (FIRC), imported products must satisfy the Tanzanian import requirements as evaluated by TFDA. The FIRC provided by the Director General of the TFDA is valid for one year. A registered food importer shall be required to apply for an import permit by filling in prescribed forms as stipulated under Schedule III and Schedule IV for registrable and non-registrable foods, respectively.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2022 and 2023

The following table sets forth certain operational data for the fiscal years ended December 31, 2022 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the fiscal years ended December 31,
	2022	2023	Variances
	US$’000	US$’000	US$’000	%
Revenues	206,717	190,724	(15,993)	(7.7%	)
Cost of revenues	(193,840)	(183,695)	(10,145)	(5.2%	)
Gross profit	12,877	7,029	(5,848)	(45.4%	)

Operating expenses:
Selling and marketing expenses	(5,307)	(2,439)	(2,868)	(54.0%	)
General and administrative expenses	(2,287)	(3,443)	1,156	50.5%
Total operating expenses	(7,594)	(5,882)	(1,712)	(22.5%	)
Income from operations	5,283	1,147	(4,136)	(78.3%	)

Other income/(expense):
Other income	285	198	(87)	(30.5%	)
Interest expense	(33)	(110)	77	233.3%
Total other income	252	88	(164)	(65.1%	)

Income before tax expense	5,535	1,235	(4,300)	(77.7%	)
Income tax expense	(920)	(149)	(771)	(83.8%	)
Net income	4,615	1,086	(3,529)	(76.5%	)

Other comprehensive income
Foreign currency translation gain/(loss), net of taxes	(2)	8	10	500.0%
Total comprehensive income	4,613	1,094	(3,519)	(76.3%	)

Revenue

For the fiscal years ended December 31, 2022 and 2023, we derived our revenue from the sales of sugar, rice and oil and fat products, and others, specifically, sales of tomato puree. Our breakdown of revenue in terms of products for the fiscal years ended December 31, 2022 and 2023 is summarized below:

	For the fiscal years ended December 31,
	2022	%	2023	%	Variance	Change (%)
	US$’000		US$’000		US$’000

Sale of sugar	$154,757	74.9	$116,443	61.0	$(38,314)	(24.7)
Sale of rice	34,200	16.5	26,440	13.9	(7,760)	(22.7)
Sale of oil and fat products	17,568	8.5	47,623	25.0	30,055	171.0
Sale of others	192	0.1	218	0.1	26	13.5
Total revenue	$206,717	100.0	$190,724	100.0	$(15,993)	(7.7)

Our breakdown of revenue in terms of geographic regions for the fiscal years ended December 31, 2022 and 2023 is summarized below:

	For the fiscal years ended December 31,
	2022	%	2023	%	Variance	Change (%)
	US$’000		US$’000		US$’000

Africa	$56,863	27.5	$80,637	42.3	23,774	41.8
China	16,629	8.0	17,731	9.3	1,102	6.6
Indonesia	79,645	38.5	22,502	11.8	(57,143)	(71.7)
Vietnam	28,663	13.9	9,109	4.8	(19,554)	(68.2)
Philippines	3,237	1.6	19,372	10.2	16,135	499.0
Thailand	1,980	1.0	13,120	6.9	11,140	562.6
Singapore	8,808	4.3	18,889	9.9	10,081	114.5
Other countries	10,892	5.2	9,364	4.8	(1,528)	(14.0)
Total revenue	$206,717	100.0	$190,724	100.0	(15,993)	(7.7)

Our total revenue decreased by approximately US$16.0 million, or 7.7%, from approximately US$206.7 million in the fiscal year ended December 31, 2022 to approximately US$190.7 million in the fiscal year ended December 31, 2023. This decrease was mainly attributable to a decreased demand for sugar and rice from our customers in Southeast Asia, notably, Indonesia and Vietnam.

The material shift in revenue from Indonesia and Vietnam primarily stems from reduced total demand for sugar during the fiscal year ended December 31, 2023. Indonesia is one of the world’s largest sugar importers. We did not manage to secure the tenders for sugar imports in Indonesia, which led to the decline in revenue. In Vietnam, the government took action to regulate the impact of the price of imported sugar to their domestic sugar industry by imposing duties and quota restrictions, which led to the decrease in demand. The Indian government has also imposed export restrictions on sugar. Sales in the Philippines, Thailand and Singapore experienced significant growth, as the Company’s revenue distribution is derived from customers across various regions in Asia. Philippines’ industrial users expanded their capacity leading to higher demand. The Philippines government issued sugar import permits in response to a local bad crop, which increased sales, further boosting our revenue in the region. The Thailand market showed notable growth in the fiscal year ended December 31, 2023, which was attributed to the expansion of capacity in Thailand’s Export Processing Zone (EPZ) factories, specifically to cater to the Chinese market. This growth was facilitated by the Free Trade Agreement (FTA) between Thailand and China, enabling increased exports to China from the EPZ factories. The Singapore market increased significantly, which is mainly attributed to the increase in capacity among local general trade and industrial users. This surge underscores the widespread acceptance of our sugar brand in the Singapore market, further contributing to our revenue growth in this country.

The decline in revenue for rice is a direct consequence of reduced demand for rice, primarily stemming from the export ban imposed by the Indian government. This ban limits the availability of Indian rice in the international market and has disrupted the established trade pattern. The Company is actively seeking alternative options for rice sourcing, to mitigate the adverse effects of the export ban on the Company’s revenue stream.

Our revenue from sales of oil and fat products increased from approximately US$17.6 million in the fiscal year ended December 31, 2022 to approximately US$47.6 million in the fiscal year ended December 31, 2023, representing an increase of approximately US$30 million, or 171.0%. The increase was attributable to the palm oil prices which have experienced a significant upward trend over the past three years, reaching all-time high in 2022. In 2023, there was a price drop, leading to an increase in demand. The rise in Africa’s revenue can be attributed to the increased sales of oil and fat products. Additionally, strategic engagement with specialized traders in oil and fat products contributed significantly to the growth in this market.

Our revenue from sales of other products amounted to US$0.2 million or 0.1% of total revenue in the fiscal year ended December 31, 2023. The sales of other products were random sales during the year, specifically, sales of tomato puree and creamer.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended December 31, 2022 and 2023, respectively:

	For the fiscal years ended December 31,
	2022	%	2023	%	Variance	Change (%)
	US$’000		US$’000		US$’000

Raw materials cost – sugar	$145,071	74.8	$113,110	61.6	(31,961)	(22.0)
Raw materials cost – rice	32,099	16.6	25,325	13.8	(6,774)	(21.1)
Raw materials cost – oil and fat products	16,489	8.5	45,065	24.5	28,576	173.3
Raw materials cost - others	181	0.1	195	0.1	14	7.7
Total cost of revenue	$193,840	100.0	$183,695	100.0	(10,145)	(5.2)

Our cost of revenue decreased by US$10.1 million, or 5.2%, from US$193.8 million in the fiscal year ended December 31, 2022 to US$183.7 million in the fiscal year ended December 31, 2023, in tandem with the decrease in revenue as stated above. The decrease in our cost of revenue was primarily due to the decrease in revenues as stated above, due to the reduction in demand for our products (other than oil and fat products) from our customers. Accordingly, our cost of revenues has decreased correspondingly.

Gross Profit and Gross Margin

Our gross profit and gross margins in terms of products for the fiscal years ended December 31, 2022 and 2023 are summarized below:

	For the fiscal years ended December 31,
	2022	%	2023	%	Variance	Change (%)
	US$’000		US$’000		US$’000

Gross profit - sugar	$9,686	75.2	$3,333	47.4	(6,353)	(65.6)
Gross profit - rice	2,100	16.3	1,115	15.9	(985)	(46.9)
Gross profit - oil and fat products	1,079	8.4	2,558	36.4	1,479	137.1
Gross profit - others	12	0.1	23	0.3	11	91.7
Total gross profit	$12,877	100.0	$7,029	100.0	(5,848)	(45.4)

	For the fiscal years ended December 31,
	2022	2023	Change
	%	%	%

Gross margin - sugar	6.3	2.9	(3.4)
Gross margin - rice	6.1	4.2	(1.9)
Gross margin - oil and fat products	6.1	5.4	(0.7)
Gross margin - others	5.7	10.6	4.9
Total revenue	6.2	3.7	(2.5)

As a result of the decrease in revenues, there was a corresponding decrease in the cost of revenues. Our gross profit decreased by US$5.9 million, or 45.4%, from US$12.9 million in the fiscal year ended December 31, 2022 to US$7.0 million in the fiscal year ended December 31, 2023. We have managed to record gross profits with respect to all of our products for fiscal years ended December 31, 2022 and 2023, being sugar, rice and oil and fat products, as a result of our cost-plus pricing and hedging strategy. However, gross margin for sugar, rice, oil and fat products and others had decreased in the fiscal year ended December 31, 2023, compared to fiscal year 2022, as the prices of commodities fluctuate due to geopolitical events, government policies and economic conditions.

Operating expenses

The total operating expenses overall decreased by US$1.7 million, or 22.5%, from US$7.6 million in the fiscal year ended December 31, 2022 to US$5.9 million in the fiscal year ended December 31, 2023.

The decrease was mainly due to a decrease in selling and marketing expenses by US$2.9 million or 54.0% from US$5.3 million in the fiscal year ended December 31, 2022 to US$2.4 million in the fiscal year ended December 31, 2023. The decrease was primarily due to a decrease in sales-related expenses and commissions payable.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff cost; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) entertainment; (v) legal and professional fees; (vi) corporate secretarial and administrative fees; (vii) property and related expenses; (viii) overseas office expenses; (ix) directors’ and officers’ liability insurance; (x) impairment losses and (xi) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021		2022		2023
	USD’000%		USD’000%		USD’000%

Staff costs	1,091	58.3	1,225	53.5	1,405	40.8
Depreciation	54	2.9	58	2.5	99	2.9
Office supplies and upkeep expenses	60	3.2	41	1.8	71	2.1
Entertainment	88	4.7	152	6.7	75	2.2
Legal and professional fees	179	9.6	256	11.2	416	12.0
Corporate secretarial and administrative fees	2	0.1	2	0.1	10	0.3
Property and related expenses	11	0.6	12	0.5	18	0.5
Overseas office expenses	99	5.3	145	6.4	330	9.6
Directors’ and officers’ liability insurance	–	–	–	–	73	2.1
Allowance for expected credit losses	–	–	–	–	500	14.5
Miscellaneous expenses	288	15.3	396	17.3	446	13.0
Total	1,872	100	2,287	100	3,443	100

General and administrative expenses increased by US$1.1 million, or 50.5%, from US$2.3 million in the fiscal year ended December 31, 2022 to US$3.4 million in the fiscal year ended December 31, 2023. The increase was primarily due to an increase in employee benefits, office running cost, legal and professional fees, directors’ and officers’ liability insurance, impairment losses and overseas office expenses.

Other income and interest expense

Other income decreased by US$87,000, or 30.5%, from US$285,000 in the fiscal year ended December 31, 2022 to US$198,000 in the fiscal year ended December 31, 2023. This decline was mainly attributed to reduced government grants and the absence of miscellaneous claims from customers and suppliers in the fiscal year ending December 31, 2023, compared to the fiscal year ended December 31, 2022.

Interest expense increased by US$77,000, or 233.3%, from US$33,000 to US$110,000, as we had a higher amount of bank borrowings in the fiscal year ended December 31, 2023, compared to fiscal year 2022. During the fiscal year ended December 31, 2023, the Company acquired a motor vehicle under a finance lease arrangement. The Company repaid interest to a related party for a loan provided to one of the subsidiaries of the Company.

Profit before tax and income tax expense

As a result of the above, profit before tax decreased by US$4.3 million, or 77.7%, from US$5.5 million in the fiscal year ended December 31, 2022 to US$1.2 million in the fiscal year ended December 31, 2023. Correspondingly, income tax decreased from US$920,000 in the fiscal year ended December 31, 2022 to US$149,000 in the fiscal year ended December 31, 2023.

Net income

Taking into account all of the above, the profit of the year decreased by US$3.5 million from US$4.6 million in the fiscal year ended December 31, 2022 to US$1.1 million in the fiscal year ended December 31, 2023.

Consolidated Balance Sheets

	As of December 31,
	2022	2023
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	2,540	1,330
Accounts receivable, net	4,656	15,267
Prepaid expenses and other current assets	7,001	6,131
Deferred offering costs	1,129	–
Inventory	2,176	537
Total current assets	17,502	23,265
Property, plant and equipment	399	633
Right-of-use asset	–	73
Loan to a related party	–	5,907
Total non-current assets	399	6,613
TOTAL ASSETS	17,901	29,878

Liabilities
Current liabilities:
Bank loans - current	157	207
Lease payable - current	–	36
Finance lease - current	–	29
Accounts payable	5,096	14,323
Accruals and other current liabilities	4,749	3,850
Income taxes payable	1,357	713
Total current liabilities	11,359	19,158
Bank loans – non-current	528	323
Lease payable – non-current	–	38
Finance lease – non-current	–	101
Deferred tax liabilities	1	–
Total non-current liabilities	529	462
TOTAL LIABILITIES	11,888	19,620

Commitments and contingencies	–	–
Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2022 and 2023; 24,500,625 shares issued and outstanding**	*	*
Additional paid-in capital	–	3,151
Merger reserve	1,113	1,113
Retained earnings	4,895	5,981
Accumulated other comprehensive income	5	13
Total shareholders’ equity	6,013	10,258
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,901	29,878

* denotes amount less than US$1,000

** Retrospectively restated for the effect of a 2,325-for-1 share subdivision

Non-current asset

The total non-current assets, comprised of property, plant and equipment, right of use asset and loan to a related party, increased by US$6.2 million from US$399,000 as of December 31, 2022 to US$6.6 million as of December 31, 2023. The increase in non-current assets is attributed to the acquire of a motor vehicle of US$239,000 and the renewal of office rental agreements and offset by depreciation during the fiscal year ended December 31, 2023. Following the renewal of the loan agreement with Carfax Commodities (Asia) Pte. Ltd, the classification of the loan has been updated from current asset to non-current asset, signifying its extension for an additional three years.

Current assets

The current assets increased by US$5.8 million from US$17.5 million as of December 31, 2022 to US$23.3 million as of December 31, 2023, mainly due to an increase in net account receivables of US$10.6 million, and net prepaid expenses and other current assets of US$5.0 million, offset by a decrease in cash and cash equivalents of US$1.2 million, a decrease of inventory of US$1.6 million and a decrease in deferred offering cost of US$1.1 million. The decrease in cash and cash equivalents primarily resulted from slower collection and an increase in trade receivables. This slowdown was influenced by delays in shipments to certain countries like Africa, where longer transit times were experienced, and to China, where customs clearance took longer than usual. The Company is instituting improved collection strategies and renegotiating customer terms to close the cash flow gap. Additionally, it has implemented contingency plans and cost-cutting measures. Despite temporarily low cash reserves, the Company remains financially stable and is actively addressing the situation. Additionally, the decrease in inventory in fiscal year 2023 compared to the previous year can be attributed to the fulfillment of inventory in transit from the previous year, which required revenue deferral in fiscal year ended December 31, 2022. The decrease in deferred financing offering costs occurred because such costs were offset against the net offering proceeds from the closing of the IPO during the fiscal year ended December 31, 2023. The rise in prepaid expenses and other current assets is mainly due to an increase in advance payments to suppliers as part of procurement agreements, aimed at managing the volatility of prices for stability purposes. Additionally, payment was made to professionals for services anticipated to be rendered in the upcoming years.

Current liabilities

The current liabilities increased by US$7.9 million from US$11.3 million as of December 31, 2022 to US$19.2 million as of December 31, 2023, mainly due to an increase in accounts payable of US$9.2 million, and an increase of bank loan, lease payable and finance lease payable within the next 12 months of US$115,000. The increase was offset by a decrease in accruals and other current liabilities of US$899,000 and income tax payable of US$644,000. As a result of delays in shipment and collection, the Company expects an increase in account payables as it awaits the arrival of goods before making payments to suppliers. The increase in bank loans attributed to the principal amount paid in fiscal year 2023. Additionally, Company renewed the office lease for three years, and the Company acquired a motor vehicle under a finance lease arrangement in fiscal year 2023. A decrease in revenue typically leads to lower taxable income which resulting in a decrease of tax payable. The decrease in accruals and other current liabilities is not solely a result of the decrease in deferred revenue of US$2 million due to the fulfillment of obligations. It is partially offset by an increase in the loan from a related party to the Company, amounting to US$1.1 million.

Non-current liabilities

The non-current liabilities decreased by US$67,000 from US$529,000 as of December 31, 2022 to US$462,000 as of December 31, 2023. The decrease is attributed to the installments paid to the bank loan and the leases payable over the period.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2021 and 2022

The following table sets forth certain operational data for the fiscal years ended December 31, 2021 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the fiscal years ended December 31,
	2021	2022	Variances
	US$’000	US$’000	US$’000%

Revenues	194,239	206,717	12,478	6.4%
Cost of revenues	(181,994)	(193,840)	11,846	6.5%
Gross profit	12,245	12,877	632	5.2%

Operating expenses:
Selling and marketing expenses	(5,396)	(5,307)	(89)	(1.6%	)
General and administrative expenses	(1,871)	(2,287)	416	22.2%
Total operating expenses	(7,267)	(7,594)	327	4.5%
Income from operations	4,978	5,283	305	6.1%

Other income/(expense):
Other income	671	285	(386)	(57.5%	)
Interest expense	(48)	(33)	(15)	(31.3%	)
Total other income	623	252	(371)	(59.6%	)

Income before tax expense	5,601	5,535	(66)	(1.2%	)
Income tax expense	(901)	(920)	19	2.1%
Net income	4,700	4,615	(85)	(1.8%	)

Other comprehensive income
Foreign currency translation loss, net of taxes	(3)	(2)	(1)	(33.3%	)
Total comprehensive income	4,697	4,613	(84)	(1.8%	)

Revenue

For the fiscal years ended December 31, 2021 and 2022, we derived our revenue from the sales of sugar, rice and oil and fat products, and others, specifically, sales of tomato puree. Our breakdown of revenue in terms of products for the fiscal years ended December 31, 2021 and 2022 is summarized below:

	For the fiscal years ended December 31,
	2021	%	2022	%	Variance	Change (%)
	US$’000		US$’000		US$’000
Sale of sugar	$135,140	69.6	$154,757	74.9	$19,617	14.5
Sale of rice	35,064	18.0	34,200	16.5	(864)	(2.5)
Sale of oil and fat products	24,035	12.4	17,568	8.5	(6,467)	(26.9)
Sale of others	–	–	192	0.1	192	100
Total revenue	$194,239	100.0	$206,717	100.0	$12,478	6.4

Our breakdown of revenue in terms of geographic regions for the fiscal years ended December 31, 2021 and 2022 is summarized below:

	For the fiscal years ended December 31,
	2021	%	2022	%	Amount	Change (%)
	US$’000		US$’000		US$’000

Africa	$63,231	32.6	$56,863	27.5	(6,368)	(10.0)
China	13,809	7.1	16,629	8.0	2,820	20.4
Indonesia	18,971	9.8	79,645	38.5	60,674	319.8
Vietnam	75,563	38.9	28,663	13.9	(46,900)	(62.1)
Other countries	22,665	11.6	24,917	12.1	2,252	9.9
Total revenue	$194,239	100.0	$206,717	100	12,478	6.4

Our total revenue increased by approximately US$12.5 million, or 6,4%, from approximately US$194.2 million in the fiscal year ended December 31, 2021 to approximately US$206.7 million in the fiscal year ended December 31, 2022. This increase was mainly attributable to an increase in demand for sugar from our customers in Southeast Asia, notably, Indonesia, and an increase in the prices of sugar and oil, in the fiscal year ended December 31, 2022 compared to the same corresponding period in 2021

The material change in revenue from Indonesia was mainly due to a significant increase in the country’s demand for sugar. Indonesia is one of the world’s largest sugar importers. With the easing of COVID restrictions in the country, consumer consumption in Indonesia had rebounded significantly, leading to significant increase in demand from the sugar refineries in Indonesia in 2022 compared to 2021.

The material change in revenue from Vietnam was mainly due to the imposition of duties and a quota restriction by the Vietnamese government, to regulate the impact of the price of imported sugar on their domestic sugar industry, leading to a fall in demand for imported sugar.

Our revenue from sales of sugar increased from approximately US$135.1 million in the fiscal year ended December 31, 2021 to approximately US$154.8 million in the fiscal year ended December 31, 2022, representing an increase of approximately US$19.6 million, or 14.5%. The increase in revenue from the sales of sugar is attributable to an increase in volumes of sugar sold and an increase in the average price of sugar in the fiscal year ended December 31, 2022 compared to 2021. The increase in volumes of sugar sold accounted for 86.2% of the increase in revenue from sales of sugar. The increase in the average price of sugar in the fiscal year ended December 31, 2022, compared to the fiscal year ended December 31, 2021, accounted for 13.8% of the increase in revenue from sales of sugar.

Our revenue from sales of rice decreased from approximately US$35.1 million in the fiscal year ended December 31, 2021 to approximately US$34.2 million in the fiscal year ended December 31, 2022, representing a decrease of approximately US$864,000, or 2.5%. The decrease in revenues from the sales of rice is mainly attributable to a slight increase in volume but offset with a decrease in prices.

Our revenue from sales of oil and fat products decreased from approximately US$24.0 million in the fiscal year ended December 31, 2021 to approximately US$17.6 million in the fiscal year ended December 31, 2022, representing a decrease of approximately US$6.5 million, or 26.9%. The decrease in revenues from the sales of oil and fat products is due to the declining volume of products, as demand had decreased due to the increased volatility in prices.

Our revenue from sales of other products amounted to US$0.2 million or 0.1% of total revenue in the fiscal year ended December 31, 2022. The sales of other products were random sales during the year, specifically, sales of tomato puree.

The increase in demand for our sugar was due to the easing of global COVID-19 lockdowns and global supply chains, and the opening up of international borders, all of which led to an increase in revenue. Accordingly, our cost of revenue has increased correspondingly.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended December 31, 2021 and 2022, respectively:

	For the fiscal years ended December 31,
	2021	%	2022	%	Variance	Change (%)
	US$’000		US$’000		US$’000

Raw materials cost – sugar	$126,855	69.7	$145,071	74.8	18,216	14.4
Raw materials cost – rice	31,900	17.5	32,099	16.6	199	0.6
Raw materials cost – oil and fat products	23,239	12.8	16,489	8.5	(6,750)	(29.0)
Raw materials cost - others	–	–	181	0.1	181	100
Total cost of revenue	$181,994	100.0	$193,840	100.0	11,846	6.5

Our cost of revenue increased by US$11.8 million, or 6.5%, from US$182.0 million in the fiscal year ended December 31, 2021 to US$193.8 million in the fiscal year ended December 31, 2022, in tandem with the increase in revenue as stated above. The increase in our cost of revenue was primarily due to the increase in revenues as stated above, due to a higher demand for our products from our customers. Accordingly, our cost of revenues has increased correspondingly.

Gross Profit and Gross Margin

Our gross profit and gross margins in terms of products for the fiscal years ended December 31, 2021 and 2022 is summarized below:

	For the fiscal years ended December 31,
	2021	%	2022	%	Variance	Change (%)
	US$’000		US$’000		US$’000

Gross profit - sugar	$8,285	67.7	$9,686	75.2	1,401	16.9
Gross profit - rice	3,164	25.8	2,100	16.3	(1,064)	(33.6)
Gross profit - oil and fat products	796	6.5	1,079	8.4	283	35.5
Gross profit - others	–	–	12	0.1	12	100
Total gross profit	$12,245	100.0	$12,877	100.0	632	5.2

	For the fiscal years ended December 31,
	2021	2022	Change
	%	%	%

Gross margin - sugar	6.1	6.3	0.2
Gross margin - rice	9.0	6.1	(2.9)
Gross margin - oil and fat products	3.3	6.1	2.8
Gross margin - others	–	5.7	5.7
Total revenue	6.3	6.2	(0.1)

Due to the increase in revenues and corresponding increase in cost of revenues, our gross profit increased by US$632,000, or 5.2%, from US$12.2 million in the fiscal year ended December 31, 2021 to US$12.9 million in the fiscal year ended December 31, 2022. We have managed to record gross profits with respect to all of our products for fiscal years ended December 31, 2021 and 2022, being sugar, rice and oil and fat products, as a result of our cost-plus pricing and hedging strategy. Gross profit and gross margin for sugar had improved in the fiscal year ended December 31, 2022 and 2021, due to the easing of global COVID-19 lockdowns and global supply chain disruptions and an increased demand for sugar in Southeast Asia, as mentioned above. Similarly, gross profit and gross margin for oil and fat products had also increased in the fiscal year ended December 31, 2022, compared to fiscal year 2021, as the prices of oil and fat products increased. However, gross profit and gross margins for rice had decreased in the fiscal year ended December 31, 2022, compared to fiscal year 2021, due to the decrease in rice prices.

Operating expenses

The total operating expenses increased by US$327,000, or 4.5%, from US$7.3 million in the fiscal year ended December 31, 2021 to US$7.6 million in the fiscal year ended December 31, 2022. The increase was mainly due to an increase in general and administrative expenses by US$416,000, or 22.2% from US$1.9 million in the fiscal year ended December 31, 2021 to US$2.3 million in the fiscal year ended December 31, 2022. The increase was attributable to an increase in employee benefits by US$0.1 million, or 11.0%, from US$1.1 million in the fiscal year ended December 31, 2021 to US$1.2 million in the fiscal year ended December 31, 2022, and by the increase in bonuses paid due to the improved performance of the Company.

Other income and interest expense

Other income decreased by US$386,000, or 57.5%, from US$671,000 in the fiscal year ended December 31, 2021 to US$285,000 in the fiscal year ended December 31, 2022. This was primarily due to gains recognized from waiver of debts from creditors during the fiscal year ended December 31, 2021.

Interest expense decreased by US$15,000, or 31.2%, from US$48,000 to US$33,000, as we had a lower amount of bank borrowings in the fiscal year ended December 31, 2022 compared to fiscal year 2021. During the fiscal year ended December 31, 2021, the Company repaid certain outstanding bank loans and took up 2 new bank borrowings during the same fiscal year.

Profit before tax and income tax expense

As a result of the above, profit before tax decreased by US$66,000, or 1.2%, from US$5.6 million in the fiscal year ended December 31, 2021 to US$5.5 million in the fiscal year ended December 31, 2022. The decrease was mainly due to higher operating cost and a decrease in other income compared to fiscal year ended December 31, 2021. Income tax increased from US$901,000 in the fiscal year ended December 31, 2021 to US$920,000 in the fiscal year ended December 31, 2022.

Profit for the year

Taking into account all of the above, the profit of the year decreased by US$85,000 from US$4.7 million in the fiscal year ended December 31, 2021 to US$4.6 million in the fiscal year ended December 31, 2022.

Consolidated Balance Sheets

	As of December 31, 2021	As of December 31, 2022
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	7,087	2,540
Accounts receivable, net	12,868	4,656
Prepaid expenses and other current assets, net	4,167	7,001
Deferred financing costs	–	1,129
Inventory	95	2,176
Total current assets	24,217	17,502

Property, plant and equipment	406	399
Right-of-use asset	37	–
Total non-current assets	443	399
TOTAL ASSETS	24,660	17,901

Liabilities
Current liabilities:
Bank loans - current	47	157
Lease payable - current	38	–
Accounts payable	15,341	5,096
Accruals, and other current liabilities	6,013	4,749
Amount due to related parties	*	–
Income taxes payable	939	1,357
Total current liabilities	22,378	11,359

Bank loans – non-current	209	528
Deferred tax liabilities	1	1
Total non-current liabilities	210	529

TOTAL LIABILITIES	22,588	11,888

Commitments and contingencies	–	–

Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2021 and 2022; 23,250,000 shares issued and outstanding**	*	*
Additional paid-in capital	1,113	–
Merger reserve	–	1,113
Retained earnings	952	4,895
Accumulated other comprehensive income	7	5
Total shareholders’ equity	2,072	6,013

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	24,660	17,901

* denotes amount less than US$1,000

** Retrospectively restated for the effect of a 2,325-for-1 share subdivision

Non-current asset

The total non-current assets, comprised of only property, plant and equipment, decreased by US$7,000 from US$406,000 as of December 31, 2021 to US$399,000 as of December 31, 2022, mainly due to depreciation and a decrease in our right-of-use asset amounting to US$37,000, being fully depreciated over the lease term during the fiscal year ended December 31, 2022.

Current assets

The current assets decreased by US$6.7 million from US$24.2 million as of December 31, 2021 to US$17.5 million as of December 31, 2022, mainly due to a decrease in net account receivables of US$8.2 million, and cash and cash equivalents of US$4.5 million, offset by an increase in prepaid expenses and other current assets by US$2.8 million, mainly comprising an increase in prepayment by US$2.8 million and loan to related party of US$966,000; deferred offering costs by US$1.1 million for the costs incurred directly related to the intended IPO; and inventories increased by US$2.1 million, mainly due to inventory in transit during the fiscal year ended December 31, 2022. Decrease in net accounts receivable contributed to better collection rate during the year.

Current liabilities

The current liabilities decreased by US$11.0 million from US$22.4 million as of December 31, 2021 to US$11.4 million as of December 31, 2022, mainly due to a decrease in accounts payable of US$10.2 million and accruals and other liabilities of US$1.3 million, such as dividend of US$3 million declared in the fiscal year ended December 31, 2021 and reduction in accruals expenses. The decrease of current liabilities was offset by an increase in income tax payables of US$419,000 and an increase of bank borrowings that due within a year by US$111,000.

Non-current liabilities

The non-current liabilities increased by US$319,000 from US$209,000 as of December 31, 2021 to US$528,000 as of December 31, 2022 due to additional bank borrowings taken up during the year.

B. Liquidity and Capital Resources

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

We were incorporated in the Cayman Islands as a holding company and did not have active business operations as of December 31, 2023 and as of the date of this annual report. Our consolidated assets and liabilities and consolidated revenue and net income are the operation results of our subsidiaries in Singapore. Our Singaporean subsidiaries’ ability to transfer funds to us in the form of loans or advances or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Singapore. Our subsidiaries in Singapore are free to remit divestment proceeds, profits, dividends, or any income arising from our investment in Singapore.

Our Company has been financed through a combination of: (a) net cash generated from operations; and (b) shareholders’ equity (including retained earnings). Our principal uses of cash in the short-term have been for: (a) financing of working capital, (b) repayment of bank borrowings with the incurred interest expenses, and (c) lease payments. In the short-term, net cash generated from operations as well as our shareholders’ equity is expected to be sufficient to generate adequate amounts of cash to meet our required uses of cash.

In the long-term, net cash generated from operations as well as our shareholders’ equity, including the funds raised from the proposed initial public offering, is expected to be sufficient to generate adequate amounts of cash to meet our long-term requirements, of which the uses include: (a) the financing of working capital, (b) repayment of certain bank borrowings with the incurred interest expenses, (c) lease payments, and (d) funding all our long-term growth plans.

Our main financial objectives are to prudently manage financial risks, ensure consistent access to liquidity and minimize cost of capital in order to efficiently finance our business and maintain balance sheet strength. We generally finance our ongoing operations with cash flows generated from operations and term loans.

Working Capital

	December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Cash and cash equivalents	7,087	2,540	1,330
Accounts receivables, net	12,868	4,656	15,267
Inventories	95	2,176	537
Other current assets	4,167	7,001	6,131
Total current assets	24,217	16,373	23,265
Current portion of long-term debt	47	157	236
Accounts payables	15,341	5,096	14,323
Current operating lease obligations	38	–	36
Other current liabilities	6,952	6,106	4,563
Total current liabilities	22,378	11,359	19,158
Working capital	1,839	5,014	4,107
Current ratio	1.08	1.44	1.21

Our working capital was approximately US$4.1 million at December 31, 2023, representing a decrease of approximately US$907,000, or 18.1% from working capital of approximately US$5.0 million at December 31, 2022.

Current assets

Our cash and cash equivalents declined from approximately US$7.1 million at December 31, 2021, to approximately US$2.5 million, a decrease of approximately US$4.5 million. This reduction was primarily driven by dividend payments and prepayment of expenses during the fiscal year ending December 31, 2022. Subsequently, our cash and cash equivalents decreased further to approximately US$1.3 million, representing a decrease of approximately US$1.2 million from the previous year-end balance of approximately US$2.5 million at December 31, 2022. This decline was mainly attributed to slower collection and additional prepayment of expenses during the fiscal year ending December 31, 2023.

Our accounts receivables, net saw a significant decrease from approximately US$12.9 million at December 31, 2021, to approximately US$4.7 million at December 31, 2022, marking a reduction of approximately US$8.2 million. This decline was primarily driven by improved collection practices and an increase in revenue. Subsequently, our accounts receivables, net surged to approximately US$15.3 million at December 31, 2023, representing an increase of approximately US$10.6 million from the previous year-end balance of approximately US$4.7 million at December 31, 2022. This notable rise was primarily attributed to slower collection processes.

Our inventories experienced a significant increase from approximately US$95,000 at December 31, 2021, to approximately US$2.2 million at December 31, 2022, marking a rise of approximately US$2.1 million. This increase was driven by our efforts to expand inventories in response to increased demand as revenue grew. Subsequently, our inventories decreased to approximately US$537,000 at December 31, 2023, representing a decrease of approximately US$1.6 million from the previous year-end balance of approximately US$2.2 million at December 31, 2022. This reduction was primarily attributed to the fulfilment of obligations related to deferred revenue from 2022. Additionally, during fiscal year 2023, a small quantity of damaged inventory was written off.

Our other current assets experienced significant growth, rising from approximately US$4.2 million at December 31, 2021, to approximately US$7.0 million at December 31, 2022, marking an increase of approximately US$2.8 million. This increase was primarily driven by higher prepayment of expenses and a loan granted, along with interest charged to a related party, Carfax Commodities (Asia) Pte. Ltd. Subsequently, our other current assets decreased to approximately US$6.1 million at December 31, 2023, compared with approximately US$7.0 million at December 31, 2022. This decreased was primarily due to reclassification of a loan to a related party to a non-current asset, pursuant to its renewal of agreement, offset by higher prepayment to suppliers.

Current liabilities

Our current portion of long-term debt increased from approximately US$47,000 at December 31, 2021, to approximately US$157,000 at December 31, 2022, marking a rise of approximately US$110,000. This elevation in short-term debt was primarily attributed to two additional bank borrowings during the fiscal year ended December 31, 2022. Similarly, our current portion of long-term debt rose to approximately US$236,000 at December 31, 2023, reflecting an increase of approximately US$79,000 from the previous year-end balance of approximately US$157,000 at December 31, 2022. The higher short-term debt was primarily associated with additional bank borrowing for the purchase of a vehicle and the renewal of a lease during the fiscal year ended December 31, 2023.

Our accounts payables decreased significantly from approximately US$15.3 million at December 31, 2021, to approximately US$5.1 million at December 31, 2022, marking a decrease of approximately US$10.2 million. This decline was primarily attributed to the timing of payments. Subsequently, our accounts payables increased to approximately US$14.3 million at December 31, 2023, reflecting a rise of approximately US$9.2 million from the previous year-end balance of approximately US$5.1 million at December 31, 2022. This increase was primarily a result of the increase in trade receivables.

Our other current liabilities decreased from approximately US$7.0 million at December 31, 2021, to approximately US$6.1 million, reflecting a decrease of approximately US$845,000. This decline was primarily driven by a dividend of US$3 million declared and payable in January 2022, a reduction in accruals, partially offset by an increase in income tax payable of US$419,000. Subsequently, our other current liabilities decreased further to approximately US$4.6 million at December 31, 2022, marking a decrease of approximately US$1.5 million from the previous year-end balance of approximately US$6.1 million. This reduction was primarily due to the fulfilment of obligations related to deferred revenue in 2022, lower tax payable, offset by an increase in the loan from a related party.

Debt

Financing arrangements – We conduct the financing activities through funds from short-term and long-term debt obtained from financial institutions. The short-term and long-term debt decreased by approximately US$25,000 at December 31, 2023, compared to that as of December 31, 2022, primarily attributable to repayments made during the year ended December 31, 2023. These bank borrowings are required to fund the increased working capital requirements throughout the year. During the fiscal year ended December 31, 2023, our subsidiary, Maxwill (Asia), entered into a finance lease agreement   with a bank for a new motor vehicle.

The following table summarizes our short-term and long-term debt activity at December 31, 2022 and 2023.

Bank loans	Currency	Period	Effective Interest rate	Carrying amount
				USD’000
Secured fixed rate bank loan	SGD	2026	4.5%	205
Secured fixed rate bank loan	SGD	2027	4.5%	120
Secured fixed rate bank loan	SGD	2027	4.5%	360
December 31, 2022				685

Secured fixed rate bank loan	SGD	2026	4.5%	163
Secured fixed rate bank loan	SGD	2027	4.5%	96
Secured fixed rate bank loan	SGD	2026	4.5%	271
December 31, 2023				530

Bank loans	Carrying amount	Within 1 year	2024	2025	2026	2027
	US$’000

Secured fixed rate bank loan	205	48	50	52	55	–
Secured fixed rate bank loan	120	27	29	30	31	3
Secured fixed rate bank loan	360	82	86	90	94	8
December 31, 2022	685	157	165	172	180	11

	Carrying amount	Within 1 year	2025	2026	2027	2028
Secured fixed rate bank loan	163	52	54	57	–	–
Secured fixed rate bank loan	96	30	31	32	3	–
Secured fixed rate bank loan	271	125	135	11	–	–
December 31, 2023	530	207	220	100	3	–

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. However, we may incur additional capital needs in the long term. We may also seek additional financing, to the extent required, and there can be no assurance that such financing will be available on favorable terms, or at all. All of our business expansion endeavors involve risks and will require significant management, human resources, and capital expenditure. There is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

Cash Flows for the Fiscal Year Ended December 31, 2021, 2022 and 2023

	For the years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Net income	4,700	4,615	1,086
Adjustments:
Depreciation and amortization	54	58	62
Unrealized loss on derivative contract at fair value	(389)	218	–
Allowance for expected credit losses	–	–	500
Impairment loss for damaged inventory	–	–	16
Bad trade debts written off	–	–	2
Interest expense	46	33	103
Interest expense on finance lease	–	–	2
Interest expense on lease liability	2	*	5
Interest income	(53)	(56)	(88)
	4,360	4,868	1,688
Changes in operating assets:
Decrease/(increase) in inventories	241	(2,082)	1,624
(Increase)/decrease in margin deposits	(599)	559	571
(Increase)/decrease of accounts and other receivables	(11,140)	4,146	(10,808)
(Increase)/decrease in deferred offering costs	–	(1,129)	1,129
(Decrease)/increase in accounts and other payables, and accruals	10,433	(8,727)	8,253
Decrease in amount due from directors	(990)	*	–
Decrease in operating lease liabilities	–	–	(3)
Increase/(decrease) in income tax payable	910	419	(645)
Cash provided by/(used in) operating activities	3,215	(1,946)	1,809

Interest received	53	56	88
Purchase of property, plant and equipment	(11)	(14)	(296)
Cash provided by/(used in) investing activities	42	42	(208)

Amount due to related parties	(157)	*	–
Loan to a related party	–	–	(5,907)
Issuance of share capital	–	*	*
Dividend paid	–	(3,001)	–
Net proceeds from offering	–	–	3,151
Proceeds from bank borrowings	256	575	–
Proceeds from finance lease	–	–	144
Repayment of bank borrowings	(2,039)	(146)	(155)
Interest paid	(46)	(33)	(28)
Principal payment of finance lease	–	–	(14)
Principal payment of lease liabilities	(38)	(38)	–
Payment of interest on finance lease	–	–	(2)
Payment of interest on lease liabilities	(2)	*	*
Cash (used in)/provided by financing activities	(2,026)	(2,643)	(2,811)

Net change in cash and cash equivalents	1,231	(4,547)	(1,210)
Cash and cash equivalents as of beginning of the year	5,856	7,087	2,540
Cash and cash equivalents as of the end of the year	7,087	2,540	1,330

Supplementary Cash Flows Information
Cash refunded/(paid) for taxes	9	(499)	(791)
Operating lease asset obtained in exchange for operating lease obligations	–	–	150
Dividend that was offset against loan assumed by shareholder/director	(2,051)	(671)	–

As of December 31, 2023 and as of the date of this annual report, there were no cash transfers between our Cayman Islands holding company and our subsidiaries in Singapore, in terms of loans or advances or cash dividends.

As of December 31, 2023, our cash and cash equivalents amounted to US$1.3 million, compared to US$2.5 million and US$7.1 million as of December 31, 2022 and 2021 respectively. Additionally, our accounts receivables totaled S$15.3 million, US$4.7 million and US$12.9 million as of December 31, 2023, 2022 and 2021 respectively. The decrease in cash and cash equivalents primarily resulted from slower collection and an increase in trade receivables. This slowdown was influenced by delays in shipments to certain countries like Africa, where longer transit times were experienced, and to China, where customs clearance took longer than usual. The company is instituting improved collection strategies and renegotiating customer terms to close the cash flow gap. Additionally, it has implemented contingency plans and cost-cutting measures. Despite temporarily low cash reserves, the company remains financially stable and is actively addressing the situation. The following table summarizes our outstanding accounts receivable and subsequent collection by aging bucket:

	December 31,
	2022	2023
	US$’000	US$’000
Within 30 days	4,526	5,933
Between 31 and 60 days	74	3,543
Between 61 and 90 days	52	2,049
More than 90 days	4	3,742
	4,656	15,267

Operating activities:

For the fiscal year ended December 31, 2022, cash used by operating activities amounted to approximately US$1.9 million, marking a significant decrease compared to the cash provided by operating activities of approximately US$3.2 million in the previous fiscal year ended December 31, 2021. This decline was primarily attributable to the higher cash required to fund the increase in working capital, driven by heightened sales activity during the fiscal year ended December 31, 2022. Additionally, the Company incurred deferred offering costs of US$1.1 million for the IPO during this period. Furthermore, after adjusting for unrealized losses from derivative contracts of approximately US$0.2 million, associated with a decrease in margin deposits, the decrease in cash provided by operating activities was more pronounced. This contrasts with the unrealized gain of approximately US$0.40 million recorded for the fiscal year ended December 31, 2021.

In the fiscal year ending December 31, 2023, cash generated by operating activities amounted to approximately US$1.8 million, marking a significant increase compared to the cash used by operating activities of approximately US$1.9 million in the previous fiscal year ended December 31, 2022. This increase was primarily due to a US$1.6 million reduction in inventory, along with a decrease in tax payable and deferred offering costs. However, these decreases were offset by a substantial increase in trade and other receivables, amounting to US$10.8 million, as well as a corresponding increase in trade and other payables totaling US$8.3 million. Notably, allowance for expected credit loss were recognized during fiscal year 2023.

Investing activities

Cash provided by investing activities remained consistent at approximately US$42,000 for both the fiscal years ended December 31, 2022, and 2021. This minimal movement can be attributed to interest income of US$56,000 and US$53,000 for the fiscal years ended December 31, 2022, and 2021, respectively, which was generated from a convertible loan granted to a related party, Carfax Commodities (Asia) Pte. Ltd. These earnings were offset by payments for capital expenditures totaling US$14,000 and US$11,000 for the fiscal years ended December 31, 2022, and 2021, respectively.

Conversely, cash used in investing activities amounted to approximately US$42,000 for the fiscal year ended December 31, 2022, compared to US$208,000 for the fiscal year ended December 31, 2023. This substantial increase in cash outflow was primarily due to capital expenditures totaling approximately US$296,000, offset by interest income of approximately US$88,000.

Financing activities

Cash used in financing activities amounted to approximately US$2.6 million for the fiscal year ended December 31, 2022, reflecting a decrease of approximately US$617,000 compared to the approximately US$2.0 million used in financing activities for the fiscal year ended December 31, 2021. This decrease was primarily attributable to proceeds of US$575,000 obtained by one of our subsidiaries for funding working capital purposes, in contrast to certain repayments of bank borrowings totaling approximately US$2.0 million in the fiscal year ending December 31, 2021. Additionally, the cash used in financing activities during the fiscal year ending December 31, 2022, was offset by the payment of dividends by such subsidiary amounting to US$3 million and repayment of bank borrowings totaling US$146,000.

Cash used in financing activities amounted to approximately US$2.8 million for the fiscal year ended December 31, 2023. During this period, the Company received proceeds from an offering totaling approximately US$3.1 million, after netting off related expenses, and proceeds from finance leases totaling approximately US$144,000. However, these proceeds were partially offset by loan repayments and loan to a related party.

Capital Expenditures, Divestments

Commitments and Contingencies

Capital Expenditures

Capital expenditures made by our Company in the fiscal years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023 (US$)	2022 (US$)
Furniture and fittings	–	4,902
Office equipment	–	4,182
Computers	56,864	5,081
Motor vehicle	239,194	–
Total	296,058	14,165

The above capital expenditures were primarily financed by internally generated resources and were all made in Singapore. A motor vehicle was acquired at US$239,194 under a finance lease arrangement amounting to US$144,356, repayable over 60 monthly installments.

Divestments

Our Company did not make any divestments during the fiscal years ended December 31, 2022 and 2023, and through to the date of this annual report.

Capital Commitments

Save as disclosed above, no other capital commitments were made by our Company during the fiscal years ended December 31, 2022 and 2023, and through to the date of this annual report.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or, to the knowledge of management, threatened claims and litigation as of December 31, 2022 and 2023 and through the date of this annual report.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023, 2022, and 2021.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

•	our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions. In addition, import or export restrictions by other countries on the commodity products may have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects.

Our business operations are concentrated in Asia, Africa and the Middle East regions. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these countries, than the operations of more geographically diversified competitors. These risks include:

•	changes in economic conditions and unemployment rates;

•	changes in laws and regulations;

•	changes in competitive environment; and

•	adverse weather conditions and natural disasters (including weather or road conditions that limit access to our stores).

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects, in the event that any of the countries to which we sell our products is more severely impacted by any such adverse condition, as compared to other countries.

In addition, official and unofficial policies implemented by other countries or international organizations to limit imports from certain countries and/or exports of sugar, rice, and oil and fat products (such as the imposition of qualitative or quantitative restrictions, increased inspections and quarantines or additional requirements for sales) may affect our ability to sell such products abroad. For example, we procure raw and white sugar products from India and in May 2022, the Indian government implemented an export quota for sugar to curb overseas sales and protect food supplies. Such export restrictions by countries from which we procure sugar or any import restrictions implemented on the commodity products by other countries or international organizations that we sell to may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. While import or export restrictions implemented by countries have not affected our ability to procure and export commodity products into the markets where our customers are based in the past, we cannot assure you that we will not encounter such disruptions in the future, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

•	Our operations are dependent on the availability and price of raw materials such as sugar, rice, palm oil, palm olein, and coconut oil. Unfavorable global weather conditions, the lack of long-term contracts at fixed prices with our suppliers, and the seasonal nature of crops, may have an adverse effect on the price and availability of such raw materials. Any increase in the cost of or shortfall in the availability of such raw materials could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. Seasonable variations could also result in fluctuations in our results of operations. We also depend significantly on the procurement of finished products, and various factors may result in an inadequate supply or result in an increase in our costs in order to secure sufficient products to meet our deliverable requirements to customers.

We source our finished package commodity products from global suppliers, which are predominantly sugar products from Brazil, India, Malaysia, Thailand and Indonesia, rice products from Thailand, India, Vietnam and Pakistan, and oil and fat products from Indonesia and Malaysia. We are not involved in the milling, processing and/or refining of raw materials used to produce the finished package commodity products that we sell to our customers. We purchase finished packaged commodities from our suppliers, after which we engage with third-party freight and/or shipping companies for the transportation of these products, and then distribute these products to our customers. Nevertheless, our business is highly dependent on the price reasonability and availability of high quality raw agricultural commodity materials which serve as inputs that our suppliers use to manufacture the commodity products that we distribute to our customers.

The price and availability of such raw materials depend on several factors beyond our control, including overall economic conditions, production levels, market demand and competition for such raw materials, production and transportation costs, duties and taxes and trade restrictions. Unfavorable global weather conditions, including extreme weather, such as drought, floods and natural disasters, may have an adverse effect on the availability of raw materials. There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere will have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. The availability of raw materials used to manufacture the finished commodity products for our business, which include, among others, sugar, rice, palm oil, palm olein, and coconut oil, may be adversely affected by longer than usual periods of heavy rainfall in certain regions or a drought caused by weather conditions such as El Niño. For example, excessive rainfall may lead to poor pollination of palms, decrease the effectiveness of fertilizers and affect harvesting. Adverse weather conditions may also result in decreased availability of water, which could impact the processing and refining of the raw materials. Such events may have an adverse impact on the availability and prices of raw materials used in our suppliers’ manufacturing operations, which may consequently increase the costs of our operations, as well as negatively affect our business, financial condition, results of operations, cash flows and prospects.

Additionally, we do not have long-term supply contracts with any of our suppliers. We typically place orders with them in advance of our anticipated requirements for some of our products. For example, we typically pre-order sugar products based on the annual forecasted demand, purchasing approximately 50% of total forecasted demand. We will place additional orders with the relevant suppliers when inventory levels run low. The absence of long-term contracts at fixed prices exposes us to volatility in the prices of raw materials that are used to manufacture the sugar, rice, and oil and fat products and we cannot assure you that we will always be able to pass on any consequential cost increases from our suppliers to our customers, nor that volumes purchased by our customers can be maintained should selling prices to our customers increase.

Furthermore, the supply of raw materials used by our suppliers to manufacture our commodity products is subject to seasonal variations. For example, the supply of raw materials is generally dependent on the harvesting season of various crops such as sugar cane, rice and palm. As a result of such seasonal fluctuations, and given that we do not have access to storage infrastructure such as warehouses for off-season sales, our sales and results of operations may vary by financial quarter, and the sales and results of operations of any given financial quarter may not be relied upon as indicators of the sales or results of operations of other financial quarters or of our future performance. Such seasonal fluctuations may also result in a shortfall in the availability of the raw materials required by our suppliers to manufacture the commodity products during certain periods, which could lead to a shortage in production of the finished commodity products we distribute to our customers, and, consequently, have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Although all the finished commodity products are imported from global suppliers which are typically reliable, it is nevertheless possible for there to be an inadequate supply of finished commodity products, due to a breach in performance obligation(s) by a certain supplier, by export restrictions imposed by governments of foreign countries from which we export the finished commodity products, or for any other reason, any of which could hamper our business and operations. Additionally, we have to estimate the transportation time for the export of the finished commodities several months in advance of the actual time that they are required by our customers, and any error in our estimate or any change in market conditions by the time the products are delivered may lead to a shortfall in the relevant sugar, rice, and oil and fat products to meet the orders placed by our customers. Even in situations where it is possible to meet our customers' requirements or demands, our costs may increase if we are required to secure sufficient products from alternative sources or suppliers. Although we may seek to pass on some or all of any such additional costs to customers, we cannot assure you that we will be successful in doing so. This may adversely affect our business, financial condition, results of operations, cash flows and prospects.

It is also possible that one or more of our existing suppliers may discontinue their supply of finished commodity products to us, and any inability on our part to procure the commodity products from alternative suppliers in a timely fashion, or on commercially acceptable terms, may adversely affect our operations. If, for any reason, primary suppliers curtail or discontinue their delivery of the commodity products to us in the quantities we need, or on commercially acceptable terms, our delivery schedules could be disrupted, and our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

•	We have a diverse range of products in three main categories of agricultural commodities and our inability to manage our diversified operations may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We offer a diverse range of products across three main categories of agricultural commodities: sugar, rice, and oil and fat products. Accordingly, our management requires considerable expertise and skill to manage and allocate an appropriate amount of time and attention to each category of commodity products. Merchandizing a diverse range of products also makes forecasting future revenue and operating results difficult, which may impair our operations and your ability to assess our prospects.

•	We derive a significant portion of our revenue from sugar products and any reduction in demand or in the production of sugar products could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We derive a significant portion of our revenue from the sale and distribution of sugar products. For the fiscal years ended December 31, 2023, 2022 and 2021, our revenue from the sale of sugar products amounted to approximately US$116.4 million, US$154.8 million and US$135.1 million, or approximately 61.0%, 74.9% and 69.6% of our revenue, respectively. Consequently, any reduction in demand or a temporary or permanent discontinuation of manufacturing of the sugar products by any of our suppliers could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

•	Our products are commodities in nature, and their prices are subject to fluctuations that may affect our profitability and fluctuation in the exchange rate between the US$ and foreign currencies may have an adverse effect on our business.

Our earnings are to a large extent dependent on the prices of the sugar, rice, and oil and fat products that we sell, which are commodities in nature. These prices fluctuate due to factors beyond our control, including, among other things, world supply and demand, supply of raw materials, weather, crop yields, trade disputes between governments of key producing and consuming countries and governmental regulations. Global demand for agricultural commodities may be adversely affected in periods of sustained economic downturn, while supply may be affected due to weather conditions or long-term technological developments, all of which are factors are beyond our control.

Although we have thus far been able to pass on any increased costs to our customers by increasing prices for our products, and may be adequately hedged against adverse fluctuations in commodity product prices through our practice of hedging our purchases, we cannot assure you that we will always be successful in doing so. It is difficult to predict the specific price fluctuations that may occur and the exact impact which they may have on our earnings, and such price fluctuations may adversely affect our business, financial condition, results of operations, cash flows and prospects. We have, nevertheless, managed to record gross profits with respect to all of our products for the fiscal years ended December 31, 2021, 2022 and 2023, being sugar, rice and oil and fat products, as a result of our cost-plus pricing and hedging strategy.

The results from our operations are generally in line with the prices of these commodities, as we sell our products on a cost-plus basis. As the prices of these goods increase, our revenues, as well as cost of revenues, would similarly increase in tandem and our margins have been fairly consistent for the fiscal years ended December 31, 2023, 2022 and 2021.

We primarily utilize our cost-plus pricing as well as derivative instruments to manage our exposure to movements associated with sugar prices. In terms of derivative instruments, we generally use futures contracts to minimize the effects of changes in the prices of commodities held as inventories or subject to purchase and sale contracts, which are settled in cash at maturity or termination based on quoted futures prices. Changes in fair values of futures contracts, representing the unrealized gains and/or losses on these instruments, are settled on specific dates, generally through a well-established brokerage firm.

Although we follow established risk management practices, we are nevertheless exposed to risks from foreign exchange rate fluctuations, since our business is dependent on imports and exports entailing large foreign exchange transactions, in currencies including the US$, S$ and €. Exchange rates between some of these currencies and the US$ in recent years have fluctuated significantly and may do so in the future, thereby impacting our results of operations and cash flows in US$ terms. However, we do not hedge our exposure to foreign exchange fluctuations through derivatives or any other means. For the fiscal years ended December 31, 2021, 2022 and 2023, we recognized a foreign exchange loss of US$30,729, US$22,379 and US$1,778 respectively. Further, given that we rely on the importation of commodity products, any adverse movement in currency exchange rates may result in an increase in the costs of the commodity products that we procure, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Impact of the COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The pandemic resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies were also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

As of the date of this annual report, the impact of COVID-19 on our business has been limited, but prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this annual report. However, as a whole, our business and operations have not been affected by the pandemic-related lockdowns in China. As sugar is a key staple commodity, demand for our products, including sugar, rice and oil and fat products, remain strong in China, and we have not experienced a decline in consumer demand for our products in China. The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place. The COVID-19 pandemic could also limit the ability of customers, suppliers and business partners to perform. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of the COVID-19 pandemic’s global economic impact, including any economic recession that has occurred or may occur in the future that will have an impact in the growth of the agricultural commodities industry.

The extent to which the COVID-19 pandemic continues to impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time, including:

•	new variant of disease which may emerge concerning the severity of such diseases in Southeast Asia (or “SEA”);

•	the duration and spread of the pandemic;

•	the severity of travel restrictions imposed by geographic areas in which we operate, mandatory or voluntary business closures;

•	regulatory actions to be taken in response to the pandemic, which may impact supplier operations, supplier pricing, consumer purchase patterns and our product offerings;

•	other business disruptions that affect our workforce, such as work from home arrangement;

•	continuing challenges to onboard new customers through on-ground marketing events;

•	the impact on capital and financial markets; and

•	action taken throughout the world, including in markets in which we operate, to contain the COVID-19 pandemic or dampen its impact.

Supply Chain Disruptions

Although there have been global supply chain disruptions as a result of the COVID-19 pandemic that may have affected the operations of some of our suppliers, these disruptions have not had a material adverse effect on our business as of the date of this annual report. We will continue to monitor the effects of supply chain disruptions on our business in future periods.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The financial statements of the Company were prepared by applying the pooling of interest method. Under this method, the Company has been treated as the holding company of the subsidiaries for the financial years presented. Accordingly, the results of the Company include the results of the subsidiaries for three-year period ended December 31, 2023, 2022 and 2021. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

(b)  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the allowance for uncollectible accounts receivable, useful lives for property, plant and equipment and impairment of long-lived assets, revenue recognition, fair value of financial instruments and deferred taxes and uncertain tax position. Actual results could vary from the estimates and assumptions that were used. Actual results could differ from these estimates.

Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. As of the date of this annual report, we are not aware of any specific event or circumstance that would require us to update our estimates, our judgments, or the carrying value of our assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to our consolidated financial statements.

(c)  Accounts Receivable

Account receivable include trade accounts due from clients. Accounts are considered overdue after 30 days. Management reviews our receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance for impairment loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss. There are no allowances made for doubtful debts during the fiscal years ended December 31, 2023, 2022 and 2021.

(d) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Investment property	40 years
Right-of-use asset	4 years
Furniture and fittings, office equipment, renovation, computer and software and motor vehicle	3 years

Expenditures for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditures for major renewals and betterments that substantially extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021, 2022 and 2023, no impairment of long-lived assets was recognized.

(e)  Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Company satisfies a performance obligation (‘‘PO’’) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual stand-alone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with an observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion, reflecting the progress towards complete satisfaction of that PO. Typically, POs for products and services where the process is as described below, the PO is satisfied at a point in time.

For the sale of sugar, rice and oil products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions, including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location, at which point title to that asset passes to the customer. The completion of this earning process is evidenced by transport documents such as bill of lading or delivery order. Typical payment terms set forth in the purchase order range from 30 to 90 days from the date of delivery. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 14 in our consolidated financial statements.

Revenue from rental of investment property

In accordance with ASC 842 Lease Topics, the Company accounts for the rental of investment property as direct finance leases where, lease income from the perspective of lessor is recognized on the Company’s statement of income on a straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to lease the investment property to the lessee, and to ensure that the investment property is available for use over the life of the lease contract.

(f) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, other current assets, amount due from directors, financial instruments, bank loans, leases payable, accounts payables, amount due to related parties, accruals and other current liabilities are financial assets and liabilities. Cash and cash equivalents, accounts receivable, other currents, amount due from directors, accounts payables, amount due to related parties, accruals and other current liabilities are subject to fair value measurement; however, because of their being short term in nature management believes their carrying values approximate their fair value. Financial instruments are fair value financial assets that are marked to fair value and are accounted for as under Level 3 under the above hierarchy except for derivative instruments that are marked to fair value and are accounted for as under Level 2. The Company accounts for bank loans and leases payables at amortized cost and has elected not to account for them under the fair value hierarchy.

(g) Income Tax

The Company is not subject to tax on income or capital gains under the current laws of the Cayman Islands. In addition, upon payments of dividends by the company and our subsidiaries in Singapore, to our shareholders, no Cayman Islands withholding tax will be imposed.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended December 31, 2023, 2022 and 2021. We do not believe there was any uncertain tax provision as of December 31, 2023. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

Our operating subsidiaries in Singapore are subject to the income tax laws of Singapore. No income was generated outside Singapore for the fiscal years ended December 31, 2023, 2022 and 2021.

(h) Foreign currency translation and transaction and Convenience translation

The accompanying consolidated financial statements are presented in U.S. dollar (“US$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries, Maxwill (Asia), LP Grace, Maxwill and Davis Commodities (Singapore) are the U.S. dollar. Maxwill Foodlink uses the Singapore dollar as its functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income as other income (other expenses).

The value of foreign currency including, the Singapore dollar (“S$”), may fluctuate against the US$. Any significant variations of the aforementioned currency relative to the Singapore dollar may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2021	2022	2023
US$ to S$ Year End	1.3680	1.3900	1.3465
US$ to S$ Average Rate	1.3448	1.3853	1.3578

(i) Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

(j) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

There were no estimates adopted for inventories during the fiscal years ended December 31, 2021, 2022 and 2023.

(k) Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial assets. This standard is effective tor the Company on January 1, 2023.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Ms. Li Peng Leck	52	Executive Chairwoman and Executive Director (Principal Executive Officer)
Ms. Abbie Jillia Lee	41	Chief Administrative Officer and Executive Director
Ms. Ai Imm Lim	49	Group Financial Controller (Principal Accounting and Financial Officer)
Mr. Boon Chay Lim	72	Non-Executive and Independent Director
Mr. Khor Khie Liem Alex	55	Non-Executive and Independent Director
Mr. Long Jia Kwang	45	Non-Executive and Independent Director

The following is a brief biography of each of our executive officers and directors:

Ms. Li Peng Leck has served as our Executive Chairwoman and Executive Director since September 2022. Ms. Leck is the co-founder of Maxwill (Asia) and has served as its Director since December 2003. She manages and oversees the business operations of Maxwill (Asia). Ms. Leck also serves as Director of our subsidiaries, Maxwill, Maxwill Foodlink and LP Grace since July 2022, where she manages the affairs of those subsidiaries and oversees their strategic planning. Ms. Leck also serves as the director at our subsidiary Davis Commodities (Singapore).

Ms. Abbie Jillia Lee has served as our Chief Administrative Officer and Executive Director since December 2022. Since 2015, Ms. Lee has served as the Administrative Operations Manager at our subsidiary, Maxwill (Asia), where she oversees administrative matters of Maxwill (Asia). Ms. Lee also serves as the secretary at our subsidiary Davis Commodities (Singapore). Ms. Lee also served as the Senior Administrative Operations Officer at Maxwill (Asia) from 2010 to 2015, Administrative Operations Officer from 2005 to 2010 and Administrative Assistant from 2000 to 2005. Ms. Lee received a certificate from National University of Singapore Executive Education for the completion of Accounting and Finance for Non-Financial Managers in 2022.

Ms. Ai Imm Lim has served as our Group Financial Controller since December 2022. Ms. Lim has more than 20 years of experience in developing and implementing financial systems, strategies, processes and controls. Since July 2022, Ms. Lim has served as the Financial Controller at our subsidiary, Maxwill (Asia), where she is responsible for Maxwill (Asia)’s overall financial management and internal controls. From November 2009 to June 2022, Ms. Lim was self-employed at ACCT S-PECT, where she provided accounting services, including statutory audit and compilation, corporate taxation, corporate secretarial and bookkeeping services, to clients across a wide range of industries. From 2002 to 2007, Ms. Lim was an associate member of CPA Australia. She received her bachelor’s degree of commerce in Accountancy and Economics from The University of Sydney in 2000.

Mr. Boon Chay Lim has served as our Non-Executive and Independent Director since December 2022. Since November 2018, Mr. Lim has served as the Managing Director at Mushan Food Industries Pte. Ltd., where he oversees and manages the business operations of the company. Mr. Lim was the founder and Managing Director at Thong Siek Food Industries Pte. Ltd. from April 1976 to October 2018, where he led the management team and set strategic goals for business development, research and product development.

Mr. Khor Khie Liem Alex has served as the Company’s independent director since November 2023. Mr. Khor has more than 26 years of experience in finance, capital markets, financial reporting and financial compliance. Since July 2004, Mr. Khor has served as the executive director of KBS Capital Partners (S) Pte. Ltd. (“KBS Capital”), a company founded by him. KBS Capital specializes in providing accounting, tax, company secretarial compliance and corporate advisory services for various transactions, including IPO, M&A and project financing. Mr. Khor has been an independent non-executive director and audit committee chairman of Xinming China Holdings Limited (HK02699) since August 2021, and Sanai Health Industry Group Company Ltd (HK01889) since February 2021, respectively, and has been an independent non-executive director and nomination committee chairman of Pa Shun International Holdings Limited (HK0754) since March 2023. Mr. Khor was admitted as an associate and a fellow member of Association of Chartered Certified Accountants, UK in 1999 and 2002, respectively. Mr. Khor graduated with a Master of Business Administration from University of Leicester, UK in 2004. Mr. Khor is a Chartered Accountant of both of the Institute of Singapore Chartered Accountants and Malaysian Institute of Accountants.

Mr. Long Jia Kwang has served as the Company’s independent director since November 1, 2023. Mr. Long has extensive experience in accounting and financial management and has eight years of experience in managerial roles. Since January 2022, Mr. Long has served as the executive director and chief financial officer of JE Cleantech Holdings Limited, a company listed on Nasdaq (JCSE). Since December 2014, Mr. Long has served as the Financial Controller of JCS-Echigo Pte Ltd, a wholly owned subsidiary of JE Cleantech Holdings Limited, where he was responsible for overseeing the accounting and finance aspects of the company’s business operations and collaborations with business partners. From October 2007 to October 2014, Mr. Long served as the Audit Senior Manager of KPMG LLP, Singapore. From February 2000 to October 2007, Mr. Long served at KPMG Johor Bahru, where he was promoted from Audit Assistant to Deputy Manager. At KPMG Johor Bahru, Mr. Long performed a full spectrum of accounting functions, including audit testing for numerous financial accounts and tests of controls, developed audit plans, and trained new staff accountants. Mr. Long is a Chartered Accountant certified by the Institute of Singapore Chartered Accountants. Mr. Long received his Bachelor of Commerce Degree from the University of Adelaide, Australia in 1999.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of US$235,555, as compensation to our directors, and our executive officers. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2022, and 2023, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated US$23,086 and US$29,649 for officers and directors.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq Listing Rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including (i) a duty to act in good faith in what the director believes to be in the best interests of the company; (ii) a duty to exercise their powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) a duty not to make a personal profit based on his position as director (unless the company permits him to do so) and (iv) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Companies Act (As Revised) of the Cayman Islands also imposes a number of statutory duties on a director. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of the company and mortgaging or charging the property of the company; and

•	maintaining a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and may hold office until such time as they are removed from office by ordinary resolution of the shareholders. Under our Articles of Association, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) becomes of unsound mind or dies, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the U.S. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Long Jia Kwang, Mr. Khor Khie Liem Alex and Mr. Boon Chay Lim. Mr. Khor Khie Liem Alex serves as the chairperson of our audit committee. We have determined that each of our independent directors also satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Khor Khie Liem Alex qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Long Jia Kwang, Mr. Khor Khie Liem Alex and Mr. Boon Chay Lim. Mr. Long Jia Kwang serves as the chairperson of our compensation committee. We have determined that each of our independent directors also satisfies the “independence” requirements of Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Long Jia Kwang, Mr. Khor Khie Liem Alex and Mr. Boon Chay Lim. Mr. Boon Chay Lim serves as the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 24,500,625 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Li Peng Leck(2)	19,385,031	79.12%
Ai Imm Lim	–	–
Abbie Jillia Lee	–	–
Boon Chay Lim	–	–
Khor Khie Liem Alex	–	–
Long Jia Kwang	–	–
All directors and executive officers as a group (six individuals):	19,385,031	79.12%

5% Shareholders:
Davis & KT Holdings Pte. Ltd.(3)	15,056,700	61.45%
Mr. Lek Pow Sheng, Pauson	2,238,331	9.14%
Mr. Leck Yak Tee, Zaccheus	2,090,000	8.53%

(1)	Unless otherwise indicated, the business address of each of the individuals is 10 Bukit Batok Crescent, #10-01, The Spire, Singapore.

(2)	The number of Ordinary Shares beneficially owned represents i) 15,056,700 Ordinary Shares held by Ms. Li Peng Leck through Davis & KT Holdings Pte. Ltd., in which Li Peng Leck is considered the controlling person and holds 100% voting and dispositive power over those shares, (ii) 2,238,331 ordinary shares directly held by Lek Pow Sheng, Pauson, who is the nephew of Li Peng Leck and (iii) 2,090,000 ordinary shares directly held by Leck Yak Tee, Zaccheus, who is the brother of Li Peng Leck. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Lek Pow Sheng, Pauson and Leck Yak Tee, Zaccheus.

(3)	The number of Ordinary Shares beneficially owned represents 15,056,700 Ordinary Shares held by Davis & KT Holdings Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore. Ms. Li Peng Leck is considered the controlling person of this entity. The registered address of Davis & KT Holdings Pte. Ltd. is 10 Bukit Batok Crescent, #10-01, The Spire, Singapore.

As of the date of this annual report, approximately 13.27% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Mr. Tan Choo Kiat	Former director of Maxwill (Asia) (resigned on February 18, 2022), and spouse of our Director Ms. Li Peng Leck
Ms. Li Peng Leck	Director of the Company
Ms. Abbie Jillia Lee	Director of the Company
Mr. Siua Chern Yong	Director of the subsidiary, Maxwill (Asia) Pte. Ltd.
Mr. Boon Chay Lim	Director of the Company
Mr. Khor Khie Liam Alex	Director of the Company
Mr. Long Jia Kwang	Director of the Company
Carfax Commodities (Asia) Pte. Ltd.	An entity controlled by Mr. Tan Choo Kiat with 25% shareholdings

a.	Due (to)/from related parties

Due (to)/from related parties consisted of the following:

Name	December 31, 2023
Mr. Tan Choo Kiat	US$	(1,095,630)
Carfax Commodities (Asia) Pte Ltd	US$	5,907,265

As of December 31, 2023, the balance due to a related party amounted to US$1,095,630, which is unsecured, with an interest rate of 10% per annum and no fixed term of repayment.

Maxwill (Asia) (the “Lender”) had granted a convertible loan to Carfax Commodities (Asia) Pte. Ltd. (the “Borrower”) pursuant to a convertible loan agreement dated on November 30, 2020 (the “2020 Convertible Loan Agreement”), pursuant to which, the loan amount (capped at US$4,500,000) was granted by the Lender to the Borrower, with compounded interest to accrue at the rate prescribed by the Inland Revenue Authority of Singapore. The parties agreed to terminate the 2020 Convertible Loan Agreement with effect from November 30, 2023 and entered into a renewed loan agreement on November 30, 2023 (the “2023 Convertible Loan Agreement”). Pursuant to the terms of the 2023 Convertible Loan Agreement, a facility was granted by the Lender to the Borrower in the amount of up to US$6,000,000 (comprising (a) US$3,937,569, being the amount outstanding under the 2020 Convertible Loan Agreement as at November 30, 2023, and (b) US$2,062,431, being the additional loan amount, with interest to accrue on the principal amount outstanding at a rate of 6.5% per annum (the “2023 Loan”). The 2023 Loan expires on the earlier of (i) November 30, 2026 (or such other date that the Borrower and the Lender may otherwise agree in writing); and (ii) the date on which all (and not part) of the amount outstanding under the 2023 Convertible Loan Agreement is converted into ordinary shares of the Borrower. The 2023 Loan is convertible at the option of the Lender with written notice to the Borrower. As at December 31, 2023, the outstanding principal and interest due on the 2023 Loan was US$5,907,265.

b.	Office rental expenses paid to a related party

On January 1, 2023, Maxwill (Asia) entered into an office lease agreement with Mr. Tan Choo Kiat, the former director of Maxwill (Asia). Mr. Tan Choo Kiat is the landlord of the office premise. The lease agreement has a term of 3 years from January 1, 2023 to December 31, 2025 with monthly rent of S$4,500 (approximately US$3,333).

c.	Directors’ remuneration and fees paid to related parties

As of December 31, 2023, Ms. Leck Li Peng’s and Ms. Abbie Jillia Lee’s director remuneration was US$100,547 and US$49,047 respectively for the fiscal year ended December 31, 2023. Directors’ fees have been paid to Mr. Siua Chern Yong for our subsidiary Maxwill (Asia) Pte. Ltd. amounting to US$124,603 for the fiscal year ended December 31, 2023. As of December 31, 2023, the Company has paid US$3,000 each person to Mr. Boon Chay Lim, Mr. Khor Khie Liem Alex and Mr. Long Jia Kwang.

d.	Related party remuneration

As of December 31, 2023, the remuneration of US$137,788 was paid to Mr. Tan Choo Kiat for the fiscal year ended December 31, 2023.

e.	Interest income from a related party

Maxwill (Asia) reported interest income from Carfax Commodities (Asia) Pte. Ltd. amounting to US$88,394 for the fiscal year ended December 31, 2023.

g.	Interest paid to a related party

As of December 31, 2023, the interest amounting to US$75,000 was paid to Mr. Tan Choo Kiat for the fiscal year ended December 31, 2023.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

The payment of dividends will be determined at the discretion of our board of directors, and is also subject to Cayman Islands law and our articles of association, as amended from time to time. Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend out of profits or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our Ordinary Shares and, as of the date of this annual report, we do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business. During the fiscal year ended December 31, 2021, our subsidiary, Maxwill (Asia), declared dividends totaling US$5,051,000 to its then shareholders, Tan Choo Kiat and Li Peng Leck, of which, US$2 million was offset against amounts due from our directors and US$3 million was paid in cash by us on January 25, 2022. During the fiscal year ended December 31, 2022, our subsidiary, Maxwill (Asia), declared dividends amounting to US$672,000 to Ms. Leck Li Peng, the ultimate controlling shareholder of our Company. During the fiscal year ended December 31, 2023, the company did not declare any dividends.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on the receipt of dividends and other distributions from our subsidiary, Maxwill. Maxwill will rely on payments made from its subsidiaries, Maxwill (Asia), LP Grace, Maxwill Foodlink and Davis Commodities (Singapore). Under the Companies Act 1967 of Singapore, no dividend is payable to the shareholders of any Singapore-incorporated company except out of profits. As a result, our ability to pay dividends depends upon dividends paid by Maxwill and its subsidiaries.

Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars. All Singapore-tax resident companies are currently under a “one-tier” corporate tax system, or one-tier system. Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are exempt from Singapore income tax in the hands of shareholders, regardless of the tax residence status, shareholding level or legal form of the shareholder. Accordingly, dividends received by our subsidiary, Maxwill, in respect of the shares held by Maxwill in its subsidiaries, Maxwill (Asia), LP Grace, Maxwill Foodlink, and Davis Commodities (Singapore), are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that each of its subsidiaries, Maxwill (Asia), LP Grace, Maxwill Foodlink and Davis Commodities (Singapore), are a tax resident of Singapore and under the one-tier system. Likewise, dividends received by Davis Commodities, in respect of the shares held by Davis Commodities in our subsidiary, Maxwill, are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that Maxwill is a tax resident of Singapore and under the one-tier system. See “Item 10. Additional Information—E. Taxation—Singapore Taxation.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since September 19, 2023 under the symbol “DTCK.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since September 19, 2023 under the symbol “DTCK.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our memorandum and articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the SEC on March 9, 2023.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

E. Taxation

Singapore Taxation

Corporate Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accrued in or derived from Singapore; and
●	foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)	remitted to, transmitted or brought into Singapore;
(b)	used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or
(c)	used to purchase any movable property brought into Singapore.

Foreign income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore tax provided that the following qualifying conditions are met:

(a)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;
(b)	at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and
(c)	the Comptroller of Income Tax (“the Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

The prevailing corporate tax rate in Singapore is 17.0%.

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000 previously) of the normal chargeable income – 75.0% of the first S$10,000 and 50.0% of the next S$190,000. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system. Under the one-tier system, the corporate tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax-exempt in the hands of the shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Withholding Taxes

Singapore does not currently impose withholding tax on dividends paid to resident or non-resident shareholders.

Goods and Services Tax (“GST”)

GST in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 9.0%.

Estate Duty

With effect from February 15, 2008, Singapore estate duty has been abolished.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Our Company was incorporated under the laws of the Cayman Islands as an exempted company and has received an undertaking pursuant to the Tax Concessions Act of the Cayman Islands to the effect that, for a period of 20 years from September 23, 2022, no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporate tax.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OR OWNERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	persons that elect to mark their securities to market;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons holding our Ordinary Shares through partnerships or other pass-through entities;

•	beneficiaries of a Trust holding our Ordinary Shares; or

•	persons holding our Ordinary Shares through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (defined below) that purchase our Ordinary Shares. Prospective purchasers and owners are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth a brief summary of the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. Our Ordinary Shares are currently traded on the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For the fiscal year ended December 31, 2023, the Company did not declare any dividends.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we are not for the current year a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. However, there can be no assurance with respect to our status as a PFIC for any future taxable year. Based on the amount of cash we raised in our initial public offering, together with any other assets held for the production of passive income, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how quickly we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares continue to be regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-270427), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

No applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), financial instrument and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-265635)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-270427) for our initial public offering, which was declared effective by the SEC on September 19, 2023. In September 2023, we completed our initial public offering in which we issued and sold an aggregate of 1,250,625 Ordinary Shares, at a price of $4.00 per share for approximately $5.00 million. Univest Securities, LLC was the representative of the underwriters of our initial public offering.

We incurred approximately $534,824 in expenses in connection with our initial public offering, which included approximately $225,113 in underwriting discounts, approximately $94,711 in expenses paid to or for underwriters, and approximately $215,000 in other expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately $4.47 million after the deduction of approximately $0.53 million of offering costs. As of the date of this annual report, we have used $1,750,000, $107,055, and $2,545,378 from the net proceeds for (i) business expansion, (ii) repayment of bank borrowings with the incurred interest expenses, and (iii) working capital and general corporate matters, respectively. The remaining $65,243 is deposited in a bank in Singapore as term deposit. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-270427).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Executive Chairwoman and Executive Director (Principal Executive Officer) and Group Financial Controller (Principal Accounting and Financial Officer), we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based on that evaluation, our Executive Chairwoman and Group Financial Controller concluded that our disclosure controls and procedures as of December 31, 2023 were ineffective.

Our conclusion is based on (i) the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) certain audit adjustments proposed by the auditor and recorded by the Company into the financial statements. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Khor Khie Liem Alex qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Khor Khie Liem Alex satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Onestop Assurance PAC, our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2023	2022	2021
Audit fees(1)	$190,000	$181,000	$115,000
Audit-Related fees	–	–	–
Tax fees	–	–	–
All other fees(2)	9,500	5,800	3,775
Total	$199,500	$186,800	$118,775

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Onestop Assurance PAC in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Onestop Assurance PAC.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Davis Commodities Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.3	Exclusive Distribution Agreement by and between Thai Roong Ruang Sugar Group and LP Grace Pte. Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.4	Exclusive Distribution Agreement by and between Tong Seng Produce Pte. Ltd. and Maxwill Foodlink Pte. Ltd. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.5*	Notice for Termination of Distribution Agreement, dated May 17, 2023, by Thai Roong Ruang Sugar Group
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
11.2*	Insider Trading Compliance Manual of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Davis Commodities Limited

	By:	/s/ Li Peng Leck
Li Peng leck
Executive Chairwoman and Executive Director
(Principal Executive Officer)

Date: May 15, 2024

DAVIS COMMODITIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Davis Commodities Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Davis Commodities Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, 2022 and 2023 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, 2022 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since May 2022.

Singapore

May 15, 2024

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	2,540	1,330
Accounts receivable, net	4,656	15,267
Prepaid expenses and other current assets	7,001	6,131
Deferred offering costs	1,129	–
Inventory	2,176	537
Total current assets	17,502	23,265
Property, plant and equipment	399	633
Right-of-use asset	–	73
Loan to a related party	–	5,907
Total non-current assets	399	6,613
TOTAL ASSETS	17,901	29,878

Liabilities
Current liabilities:
Bank loans - current	157	207
Lease payable - current	–	36
Finance lease - current	–	29
Accounts payable	5,096	14,323
Accruals and other current liabilities	4,749	3,850
Income taxes payable	1,357	713
Total current liabilities	11,359	19,158
Bank loans – non-current	528	323
Lease payable – non-current	–	38
Finance lease – non-current	–	101
Deferred tax liabilities	1	–
Total non-current liabilities	529	462
TOTAL LIABILITIES	11,888	19,620

Commitments and contingencies	–	–
Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2022 and 2023; 24,500,625 shares issued and outstanding**	*	*
Additional paid-in capital	–	3,151
Merger reserve	1,113	1,113
Retained earnings	4,895	5,981
Accumulated other comprehensive income	5	13
Total shareholders’ equity	6,013	10,258
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,901	29,878

*	Denotes amount less than US$’000.
**	Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Revenues	194,239	206,717	190,724
Cost of revenues	(181,994)	(193,840)	(183,695)
Gross profit	12,245	12,877	7,029
Operating expenses:
Selling and marketing expenses	(5,396)	(5,307)	(2,439)
General and administrative expenses	(1,871)	(2,287)	(3,443)
Total operating expenses	(7,267)	(7,594)	(5,882)
Income from operations	4,978	5,283	1,147

Other income/(expense):
Other income	671	285	198
Interest expense	(48)	(33)	(110)
Total other income	623	252	88
Income before tax expense	5,601	5,535	1,235
Income tax expense	(901)	(920)	(149)
Net income	4,700	4,615	1,086
Other comprehensive income
Foreign currency translation loss, net of taxes	(3)	(2)	8
Total comprehensive income	4,697	4,613	1,094
Net income per share attributable to ordinary shareholders
Basic and diluted	$0.20	$0.20	$0.04
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	23,250,000	23,250,000	24,500,625

*	Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares
	No. of Shares **	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Merger Reserve	Retained Earnings	Total Stockholders’ Equity
		US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance as of January 1, 2021	23,250,000	*	1,113	10	–	1,303	2,426
Net income	–	–	–	–	–	4,700	4,700
Foreign currency translation adjustment	–	–	–	(3)	–	–	(3)
Dividend declared	–	–	–	–	–	(5,051)	(5,051)
Balance as of December 31, 2021	23,250,000	*	1,113	7	–	952	2,072
Net income	–	–	–	–	–	4,615	4,615
Foreign currency translation adjustment	–	–	–	(2)		–	(2)
Additional capital	–	–	*	–	–	–	*
Dividend declared	–	–	–	–	–	(672)	(672)
Merger reserve arising from reorganization	–	–	(1,113)	–	1,113	–	–
Balance as of December 31, 2022	23,250,000	*	–	5	1,113	4,895	6,013
Net income	–	–	–	–	–	1,086	1,086
Foreign currency translation adjustment	–	–	–	8	–	–	8
Issue of new shares	1,250,625	–	3,151	–	–	–	3,151
Balance as of December 31, 2023	24,500,625	*	3,151	13	1,113	5,981	10,258

*	Denotes amount less than US$1,000
**	Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Net income	4,700	4,615	1,086
Adjustments:
Depreciation and amortization	54	58	62
Unrealized loss on derivative contract at fair value	(389)	218	–
Allowance for expected credit losses	–	–	500
Impairment loss for damaged inventory	–	–	16
Bad trade debts written off	–	–	2
Interest expense	46	33	103
Interest expense on finance lease	–	–	2
Interest expense on lease liability	2	*	5
Interest income	(53)	(56)	(88)
	4,360	4,868	1,688
Changes in operating assets:
Decrease/(increase) in inventories	241	(2,082)	1,624
(Increase)/decrease in margin deposits	(599)	559	571
(Increase)/decrease of accounts and other receivables	(11,140)	4,146	(10,808)
(Increase)/decrease in deferred offering costs	–	(1,129)	1,129
Increase/(decrease) in accounts and other payables, and accruals	10,433	(8,727)	8,253
Decrease in amount due from directors	(990)	*	–
Decrease in operating lease liabilities	–	–	(3)
Increase/(decrease) in income tax payable	910	419	(645)
Cash provided by/(used in) operating activities	3,215	(1,946)	1,809

Interest received	53	56	88
Purchase of property, plant and equipment	(11)	(14)	(296)
Cash provided by/(used in) investing activities	42	42	(208)

Amount due to related parties	(157)	*	–
Loan to a related party	–	–	(5,907)
Issuance of share capital	–	*	*
Dividend paid	–	(3,001)	–
Net proceeds from offering	–	–	3,151
Proceeds from bank borrowings	256	575	–
Proceeds from finance lease	–	–	144
Repayment of bank borrowings	(2,039)	(146)	(155)
Interest paid	(46)	(33)	(28)
Principal payment of finance lease	–	–	(14)
Principal payment of lease liabilities	(38)	(38)	–
Payment of interest on finance lease	–	–	(2)
Payment of interest on lease liabilities	(2)	*	*
Cash (used in)/provided by financing activities	(2,026)	(2,643)	(2,811)

Net change in cash and cash equivalents	1,231	(4,547)	(1,210)
Cash and cash equivalents as of beginning of the year	5,856	7,087	2,540
Cash and cash equivalents as of the end of the year	7,087	2,540	1,330

Supplementary Cash Flows Information
Cash refunded/(paid) for taxes	9	(499)	(791)
Operating lease asset obtained in exchange for operating lease obligations	–	–	150
Dividend that was offset against loan assumed by shareholder/director	(2,051)	(671)	–

*	Denotes amount less than US$1,000

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Davis Commodities Limited was incorporated on September 20, 2022 in the Cayman Islands, as an investment holding company. Davis Commodities Limited conducts its primary operations through its wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: 1) Maxwill Pte. Ltd.; 2) Maxwill (Asia) Pte. Ltd.; 3) LP Grace Pte. Ltd; 4) Maxwill Foodlink Pte. Ltd.; and 5) Davis Commodities Pte. Ltd. (collectively the “Company”). The subsidiaries specialize in trading of three main categories of agricultural commodities: sugar, rice and oil and fat products. The Company distributes agricultural commodities to various markets, including providing warehouse storage and logistic services.

Reorganization

A summary of the formation of the group structure is as follows:

Maxwill Pte. Ltd.

On July 1, 2022, Li Peng Leck’s (“LPL’s”) spouse transferred two (2) shares, the then entire issued share capital of Maxwill Pte. Ltd., to LPL, as part of a family restructuring exercise. On the same day, it was resolved and approved that 98 new shares in the capital of Maxwill Pte. Ltd. would be issued to LPL and members of her immediate family as part of a family restructuring exercise.

On August 22, 2022, LPL and members of her immediate family transferred all 100 shares, the entire issued and share capital of Maxwill Pte. Ltd., to Davis & KT Holdings Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

Maxwill (Asia) Pte. Ltd.

On August 22, 2022, LPL and members of her immediate family transferred all their 1,483,000 shares, the entire issued and share capital of Maxwill (Asia) Pte. Ltd., to Maxwill Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

LP Grace Pte. Ltd.

On July 1, 2022, LPL’s mother transferred two (2) shares, the entire issued share capital of LP Grace Pte. Ltd. to LPL, as part of a family restructuring exercise. The Company further note that there is a trust deed entered into between LPL and her mother in relation to the two (2) shares, the then entire issued share capital of LP Grace Pte. Ltd., that sets out that the shares are held by LPL’s mother on trust for LPL.

On the same day, it was resolved and approved that 98 new shares in the capital of LP Grace Pte. Ltd. would be issued to LPL and members of her immediate family as part of a family restructuring exercise.

On August 23, 2022, LPL and members of her immediate family transferred all 100 shares, the entire issued and share capital of LP Grace Pte. Ltd., to Maxwill Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

Maxwill Foodlink Pte. Ltd.

On August 23, 2022, LPL and members of her immediate family transferred all 60,002 shares, the entire issued and share capital of Maxwill Foodlink Pte. Ltd., to Maxwill Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

Davis Commodities Limited – Share Swap Agreement

Davis Commodities Limited was incorporated in the Cayman Islands as an exempted company with limited liability on September 20, 2022, with an initial share capital of 3,524 shares.

On September 20, 2022, Davis Commodities Limited entered into a share swap agreement with Davis & KT Holdings Pte. Ltd. (the “Share Swap Agreement”). Pursuant to the Share Swap Agreement, Davis & KT Holdings Pte. Ltd. transferred 100 shares, the total issued and paid up capital of Maxwill Pte. Ltd., to Davis Commodities Limited, while Davis Commodities Limited issued and allotted 6,476 shares to Davis & KT Holdings Pte. Ltd. (the “Share Swap”). Following the acquisition, Maxwill Pte. Ltd., together with all its subsidiaries, become wholly owned subsidiaries of Davis Commodities Limited. Davis Commodities Limited had an issued and paid up capital of 10,000 shares.

The Share Swap is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which requires retrospective combination of the Company, Maxwill Pte. Ltd., Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd. for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization, as of December 31, 2023 and 2022.

After the reorganization, the Company wholly owns Maxwill Pte. Ltd., which is domiciled in Singapore; Maxwill Pte. Ltd. wholly owns Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd., which are all incorporated and domiciled in Singapore. The Company is headquartered in Singapore and conducts its operations domestically.

On September 15, 2023, Davis Commodities Pte. Ltd. was incorporated and domiciled in Singapore, as a wholly owned subsidiary of Maxwill Pte. Ltd.

Details of the subsidiaries of the Company are set out below:

Percentage of effective ownership
December 31,
Name	Date of Incorporation	2022	2023	Place of incorporation	Principal Activities
Maxwill Pte. Ltd.	November 1, 2004	100%	100%	Singapore	Holding company.

Maxwill (Asia) Pte. Ltd.	September 11, 1999	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.

LP Grace Pte. Ltd.	January 11, 2008	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.

Maxwill Foodlink Pte. Ltd.	January 15, 2004	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services. Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services.

Davis Commodities Pte. Ltd.	September 15, 2023	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services. Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b)    Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from subsidiaries, and registered paid in capital have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The financial statements of the Company were prepared by applying the pooling of interest method. Under this method, the Company has been treated as the holding company of the subsidiaries for the financial years presented. Accordingly, the results of the Company include the results of the subsidiaries for three-year period ended December 31, 2023, 2022 and 2021. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant periods, as a single economic enterprise, although the legal parent-subsidiary relationships may not have been established.

(c)    Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property and plant and equipment. Actual results could vary from the estimates and assumptions that were used.

(d)    Risks and uncertainties

The main operations of the Company are located in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

(e)    Foreign currency translation and transaction and Convenience translation

The accompanying consolidated financial statements are presented in U.S. dollar (“US$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries, Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Pte. Ltd. are the U.S. dollar. Maxwill Foodlink Pte. Ltd. uses the Singapore dollar as its functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income as other income (other expenses).

The value of foreign currency including, the Singapore dollar (“S$”), may fluctuate against the US$. Any significant variations of the aforementioned currency relative to the Singapore dollar may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2022	2023
US$ to S$ Year End	1.3900	1.3465
US$ to S$ Average Rate	1.3853	1.3578

(f)    Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, other current assets, bank loans, lease payable, finance lease, accounts payables, accruals and other current liabilities are financial assets and liabilities. Cash and cash equivalents, accounts receivable, other current assets, accounts payables, accruals and other current liabilities are subject to fair value measurement; however, because of their being short term in nature, management believes their carrying values approximate their fair value. Financial instruments are fair value financial assets that are marked to fair value and are accounted for as under Level 3 under the above hierarchy except for derivative instruments that are marked to fair value and are accounted for as under Level 2. The Company accounts for bank loans and lease payables at amortized cost and has elected not to account for them under the fair value hierarchy.

(g)     Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

(h)     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Periodically, the Company may carry cash balances at financial institutions more than the respective subsidiaries’ government insured limits in Singapore of S$75,000 per institution. The amount in excess of government insurance as of December 31, 2023 and 2022, was approximately S$1,297,238 and S$1,044,364. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

(i)     Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for impairment loss on such receivables. The allowance for impairment loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

(j)    Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

(k)    Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives

Investment property	40 years
Right-of-use asset	4 years
Furniture and fittings, office equipment, renovation and computer and software	3 years
Motor vehicle	10 years

Expenditures for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditures for major renewals and betterments that substantially extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(l)     Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2023 and 2022.

(m)     Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(n)    Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Company satisfies a performance obligation (‘‘PO’’) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion, reflecting the progress towards complete satisfaction of that PO. Typically, POs for products and services where the process is as described below, the PO is satisfied at a point in time.

For the sale of sugar, rice and fat and oil products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions, including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location, at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a transport document such as a bill of lading or delivery order. The Company recognizes gross product revenue at a time when the control of products or services are transferred to customers. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from the date of delivery. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 11 below.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products, as it has the obligation to (i) fulfill the products’ delivery and (ii) bears any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the products, the Company has control to set its selling price to ensure it would generate profit for the products delivered. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Shipping, storage and handling and insurance costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenue.

Revenue from rental of investment property

In accordance with ASC 842 Lease Topics, the Company accounts for the rental of investment property as direct finance leases where, lease income from the perspective of lessor is recognized on the Company’s statement of income on a straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to lease the investment property to the lessee, and to ensure that the investment property is available for use over the life of the lease contract. Rental income from investment property included in Other Income amounted to US$26,637, US$19,125 and US$23,648 for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

(o)    Cost of revenue

Cost of revenue mainly consists of cost of finished goods, labor costs, repacking costs, shipping, storage and handling and insurance costs.

(p)    Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisitions costs if any are accounted for as periodic costs.

(q)    General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

(r)     Operating leases

 The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(s)     Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2023 and 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t)    Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(u)     Recent accounting pronouncements

Recent Adopted Standards

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This guidance is effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group adopted ASU No. 2021-08 since January 1, 2023, and the impact of adopting this guidance on the Group’s consolidated financial statements was minimal.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard, which defers the effective date of ASU No. 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The impact of the adoption on the consolidated balance sheets, statements of operations, and statements of cash flows was immaterial.

Recent Accounting Pronouncements

On October 28, 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this Update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: (1) recognition of an acquired contract liability, and (2) payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU’s amendments are effective in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities, and are effective in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for all other entities. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2022	2023
	US$’000	US$’000
Accounts receivable	4,656	15,769
Bad debts written off	–	(2)
Allowance for expected credit losses	–	(500)
Accounts receivable, net	4,656	15,267

The movements in the allowance for expected credit losses for the years ended December 31, 2022 and 2023 were as follows:

	December 31,
	2022	2023
	US$’000	US$’000
Balance at beginning of the year	–	–
Addition	–	500
Balance at end of the year	–	500

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	December 31,
	2022	2023
	US$’000	US$’000
Within 30 days	4,526	5,933
Between 31 and 60 days	74	3,543
Between 61 and 90 days	52	2,049
More than 90 days	4	3,742
	4,656	15,267

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2022	2023
	US$’000	US$’000
Deposits	11	11
GST receivable	21	41
Margin deposits *	597	25
Other receivables – Third parties	–	32
Other receivables – Related party	30	30
Prepayment to suppliers – Third parties **	3,043	5,992
Loan to a related party (Note 8)	3,299	–
	7,001	6,131

___________________

*	Margin deposits relate to deposits placed with Phillip Nova Pte. Ltd. for derivative instruments entered into for the purpose of managing the Company’s commodity price risk (Note 16).
**	The amounts represent payments made to third parties for forthcoming goods and services to be derived at the end of the contract term.

5. DEFERRED OFFERING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of 31 December 2023, the costs have been offset against the offering proceeds.

6. INVENTORY

	December 31,
	2022	2023
	US$’000	US$’000
Finished goods	2,176	553
Impairment loss for damaged finished goods	–	(16)
	2,176	537

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consists of the following:

	December 31,
	2022	2023
	US$’000	US$’000
Investment property	442	442
Computer software	168	225
Renovation	87	87
Office equipment	15	15
Furniture and fittings	34	34
Motor vehicle	–	239
Subtotal	746	1,042
Accumulated depreciation	(347)	(409)
Property, plant and equipment, net	399	633

Depreciation expense was approximately US$20,000 and US$62,000 for the years ended December 31, 2022 and 2023, respectively.

8. NON-CURRENT ASSETS – LOAN TO A RELATED PARTY

	December 31,
	2022	2023
	US$’000	US$’000
Loan to a related party	–	5,907

Maxwill (Asia) Pte. Ltd. (the “Lender”) had granted a convertible loan to Carfax Commodities (Asia) Pte. Ltd. (the “Borrower”) pursuant to a convertible loan agreement dated on November 30, 2020 (the “2020 Convertible Loan Agreement”), pursuant to which the loan amount (capped at US$4,500,000) was granted by the Lender to the Borrower, with compounded interest to accrue at the rate prescribed by the Inland Revenue Authority of Singapore. The parties agreed to terminate the 2020 Convertible Loan Agreement with effect from November 30, 2023 and entered into a renewed loan agreement on November 30, 2023 (the “2023 Convertible Loan Agreement”) (Note 4). Pursuant to the terms of the 2023 Convertible Loan Agreement, a facility was granted by the Lender to the Borrower in the amount of up to US$6,000,000 (comprising (a) US$3,937,569, being the amount outstanding under the 2020 Convertible Loan Agreement as at November 30, 2023, and (b) US$2,062,431, being the additional loan amount), with interest to accrue on the principal amount outstanding at a rate of 6.5% per annum (the “2023 Loan”). The 2023 Loan expires on the earlier of (i) November 30, 2026 (or such other date that the Borrower and the Lender may otherwise agree in writing); and (ii) the date on which all (and not part) of the amount outstanding under the 2023 Convertible Loan Agreement is converted into ordinary shares of the Borrower. The 2023 Loan is convertible at the option of the Lender with written notice to the Borrower. As at December 31, 2023, the outstanding principal and interest due on the 2023 Loan was US$5,907,265. The loan has been reclassified from a current asset to a non-current asset, reflecting its renewal for an additional three years.

9. LEASES

Operating lease

As of December 31, 2023, the Company had operating lease for its office. The remaining lease terms are 2 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2023, the weighted average remaining lease term was 2 years and the weighted average discount rate was 5.25%.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheet.

	December 31,
	2022	2023
	US$’000	US$’000
Right-of-use asset	149	259
Accumulated depreciation	(149)	(186)
Right-of-use asset, net	–	73

	December 31,
	2022	2023
	US$’000	US$’000
Operating lease liabilities
Current portion	–	36
Non-current portion	–	38
Total operating lease liabilities	–	74

The following table summarizes the maturity of operating lease liabilities as of December 31, 2023:

2023
Future payment	US$’000
2024	39
2025	39
Total	78
Imputed interest	(4)
Present value of lease liabilities	74

Finance lease

On July 17, 2023, the Company acquired a vehicle through a finance lease agreement. The agreement entails 60 monthly installments, with an interest rate of 5.75% per annum, based on principal amount of US$144,356.

The following table presents the finance lease related assets and liabilities recorded on the Company’s consolidated balance sheets.

	December 31,
	2022	2023
	US$’000	US$’000
Motor vehicle	–	239
Accumulated depreciation	–	(24)
Motor vehicle, net	–	215

	December 31,
	2022	2023
	US$’000	US$’000
Finance lease liabilities
Current portion	–	29
Non-current portion	–	101
Total finance lease liabilities	–	130

The following table summarizes the maturity of finance lease liabilities as of December 31, 2023:

2023
US$’000
2024	33
2025	33
2026	33
2027	33
2028	16
Total	148
Imputed interest	(18)
Present value of lease liabilities	130

10. BANK LOANS

The bank loans as of December 31, 2022 and 2023 are set out below:

Bank loans	Currency	Period	Effective Interest rate	Carrying amount
				US$’000
Secured fixed rate bank loan	SGD	2026	4.5%	205
Secured fixed rate bank loan	SGD	2027	4.5%	120
Secured fixed rate bank loan	SGD	2027	4.5%	360
December 31, 2022				685

Secured fixed rate bank loan	SGD	2026	4.5%	163
Secured fixed rate bank loan	SGD	2027	4.5%	96
Secured fixed rate bank loan	SGD	2026	4.5%	271
December 31, 2023				530

The secured fixed rate bank loan is guaranteed by a related party of the Company.

Bank loans	Carrying amount	Within 1 year	2024	2025	2026	2027
	US$’000

Secured fixed rate bank loan	205	48	50	52	55	–
Secured fixed rate bank loan	120	27	29	30	31	3
Secured fixed rate bank loan	360	82	86	90	94	8
December 31, 2022	685	157	165	172	180	11

	Carrying amount	Within 1 year	2025	2026	2027	2028
	US$’000

Secured fixed rate bank loan	163	52	54	57	–	–
Secured fixed rate bank loan	96	30	31	32	3	–
Secured fixed rate bank loan	271	125	135	11	–	–
December 31, 2023	530	207	220	100	3	–

11. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31,
	2022	2023
	US$’000	US$’000
Accrued operating expenses	478	669
Deferred revenue	2,047	–
Deposits	204	204
Advances from customers	1,801	1,870
Unrealized losses on commodity future contracts, at fair value	218	–
GST payables	1	6
Other payables – Third parties	–	5
Other payables – Related party *	–	1,096
	4,749	3,850

______________

*	The amount due relates to a related party, namely the spouse of the Chairwoman and executive director, and is unsecured. An agreement was signed on January 1, 2023, involving a loan of US$1,500,000 to the Company, with an interest rate of 10% per annum and no fixed term of repayment. Throughout the year, the Company has been making repayments, reducing the outstanding balance. As of the end of the year, the carrying amount of the loan is US$1,095,630.

12. DEFERRED TAX ASSETS/ LIABILITIES

	December 31,
	2022	2023
	US$’000	US$’000
Deferred tax assets	–	–
Deferred tax liabilities	1	–

Following are the major deferred tax assets and liabilities recognized by the Company:

	Provisions	Tax losses	Total
	US$’000	US$’000	US$’000
As of January 1,2021	1	–	1
Recognized in statement of operation	–	–	–
As of December 31,2021	1	–	1
Recognized in statement of operation	–	–	–
As of December 31, 2022	1	–	1
Reversal of tax liabilities	(1)	–	(1)
As of December 31, 2023	–	–	–

13. EQUITY

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 23,250,000 ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On September 21, 2023, the Company issued 1,250,625 ordinary shares pursuant to the initial public offering.

14. REVENUES BY PRODUCT

	December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Sale of sugar	135,140	154,757	116,443
Sale of rice	35,064	34,200	26,440
Sale of oils and fats	24,035	17,568	47,623
Sale of others	–	192	218
	194,239	206,717	190,724

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280 as follow:

1.	Sale of sugar
2.	Sale of rice
3.	Sale of oil and fat products
4.	Sale of others

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit, as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

The following table presents summary information by product type for the years ended December 31, 2023, 2022 and 2021, respectively:

	For the year ended December 31, 2023
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	116,443	26,440	47,623	218	190,724
Gross Profit	3,333	1,115	2,558	23	7,029

	For the year ended December 31, 2022
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	154,757	34,200	17,568	192	206,717
Gross Profit	9,686	2,100	1,079	12	12,877

	For the year ended December 31, 2021
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	135,140	35,064	24,035	–	194,239
Gross Profit	8,286	3,163	796	–	12,245

The following table presents summary information by geographic region for the fiscal years ended December 31, 2021, 2022 and 2023, respectively.

	For the year ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Africa	63,231	56,863	80,637
China	13,809	16,629	17,731
Indonesia	18,971	79,645	22,502
Vietnam	75,563	28,663	9,109
Philippines	2,053	3,237	19,372
Thailand	1,771	1,980	13,119
Singapore	7,102	8,808	18,889
Other countries	11,739	10,892	9,365
Total	194,239	206,717	190,724

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2023
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	116,443	26,440	47,623	218	190,724

	For the year ended December 31, 2022
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	154,757	34,200	17,568	192	206,717

	For the year ended December 31, 2021
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	135,140	35,064	24,035	–	194,239

All assets and operations of the Company are located in Singapore, and accordingly, no segmental analysis of segment assets is presented.

15. INCOME TAX EXPENSES

Caymans Islands

The Company is domiciled in the Cayman Islands. This locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The Company’s subsidiaries, Maxwill Pte. Ltd., Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd., Maxwill Foodlink Pte. Ltd. and Davis Commodities Pte. Ltd., are considered Singapore tax resident enterprises under Singapore tax laws. Accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2022: 17%).

The income tax provision consists of the following components:

	For the years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Income tax:
Current year	901	920	150
Deferred tax	–	–	(1)
Income tax expense (benefit)	901	920	149

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2022: 17%) to profit before income tax as a result of the following differences:

	For the years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Income before tax expenses:	5,601	5,535	1,235

Tax at the domestic income tax rate	952	941	210
Tax effect of expenses that are not deductible in determining taxable profit	12	12	21
Non-taxable incomes	(19)	(6)	(7)
Tax exemption	(19)	(26)	(15)
Capital allowances and rebate	*	(1)	(155)
Others	(25)	–	95
	901	920	149

_______________

*	denotes amount less than US$1,000.

16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative instruments to manage commodity price risk. The Company enters into derivatives to economically hedge its exposure against adverse fluctuations of commodity prices. Generally, derivative instruments are recorded at fair value in other current assets or current liabilities in the Company’s consolidated balance sheets.

The Company’s current assets and liabilities that were accounted for at fair value:

	As of December 31,
	2022	2023
Current Asset	US$’000	US$’000
Unrealized gain on commodity future contracts	–	–
Current Liability
Unrealized loss on commodity future contracts	218	–

The Company estimates fair values based on exchange quoted prices from broker market transactions. In such cases, these derivative contracts are classified within Level 2.

The Effect of Derivative Instruments on the Consolidated Statements of Income

The table below summarizes the net effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2021, 2022.

	Years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Income statement classification
Cost of revenues	851	(55)	831

17. RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the Company’s transactions and arrangements are with related parties and the effect of these on the basis determined between parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

The following transactions took place between the Company and its related parties during the year:

	December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000

Interest income from a related party	41	56	88
Loan to directors	11	–	–
Loans assumed by a director	1,123	671	–
Payment on behalf of directors	234	–	–
Directors’ remuneration	223	113	150
Directors’ fees of the subsidiary	155	135	125
Directors’ fees of the Company	–	–	9
Related party remuneration	–	111	138
Rental expense paid to a related party	40	39	40
Interest paid to a related party	–	–	75
Loan from a related party	–	–	1,096

18. DIVIDENDS

On December 31, 2022, the subsidiary of the Company, Maxwill (Asia) Pte. Ltd., declared final dividends totaling US$672,000 payable to its ultimate controlling shareholder, Li Peng Leck, of which US$671,001 was offset against amount due from director and US$999 was paid in cash on the same day.

	December 31,
	2022	2023
	US$’000	US$’000
Dividends on ordinary shares proposed and paid:
- Final tax-exempt (one-tier) dividend for 2022 and 2023	672	–
	672	–

19. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Customer A	N/A(i)	40,824	19,326
Customer B	N/A(i)	38,821	N/A(i)

_______________

(i)	Revenue from the relevant customer was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2022	2023
	US$’000	US$’000
Customer C	1,345	N/A(ii)
Customer D	N/A(ii)	3,806
Customer E	N/A(ii)	1,785

_______________

(ii)	Accounts receivable from relevant customers was less than 10% of the Company’s total accounts receivable for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Supplier A	18,074	N/A(iii)	20,470
Supplier B	N/A(iii)	36,928	N/A(iii)
Supplier C	N/A(iii)	35,071	N/A(iii)
Supplier D	N/A(iii)	N/A(iii)	21,433
Supplier E	N/A(iii)	N/A(iii)	19,430
Supplier F	24,861	N/A(iii)	N/A(iii)
Supplier G	21,200	N/A(iii)	N/A(iii)

_______________

(iii)	Purchase from relevant suppliers was less than 10% of the Company’s total purchase for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2022	2023
	US$’000	US$’000
Supplier F	575	N/A(iv)
Supplier H	683	N/A(iv)
Supplier A	1,781	N/A(iv)
Supplier I	N/A(iv)	1,482
Supplier J	N/A(iv)	1,470
Supplier D	N/A(iv)	1,696

________________

(iv)	Accounts payable from relevant suppliers was less than 10% of the Company’s total accounts payable for the respective year.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivable and other current assets (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

20. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022 and 2023 and through the issuance date of these consolidated financial statements.

21. SUBSEQUENT EVENTS

The Company has assessed the subsequent events from December 31, 2023 through May 15, 2024, which is the date of the condensed consolidated financial statements were available to be issued. Unless as disclosed below, there are no additional material reportable subsequent events that need to be disclosed.

On April 2, 2024, Mr. Lek Pow Sheng Pauson purchased 2,108,381 ordinary shares of the Company, from Ng Hong Whee through a private placement. On the same day, Mr. Leck Yak Tee Zaccheus purchased 1,960,050 ordinary shares of the Company, from Ng Hong Whee.

On April 9, 2024, Mr. Lek Pow Sheng Pauson purchased 129,950 ordinary shares of the Company from ACCT Pte. Ltd. through a private placement. On the same day, Mr. Leck Yak Tee Zaccheus purchased 129,950 ordinary shares of the Company, from BSPL Services Pte. Ltd. through a private placement.

