Form 20-F
period 2024-12-31
DAVIS COMMODITIES Ltd
filed 2025-04-30
CIK 1949478

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

An aggregate of 24,500,625 ordinary shares, par value $0.000000430108 per share, as of December 31, 2024.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

•	“Davis Commodities” are to Davis Commodities Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

•	“Davis Commodities (Singapore)” are to Davis Commodities Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is wholly owned by Maxwill (as defined below);

•	“LP Grace” are to LP Grace Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Maxwill (as defined below);

•	“Maxwill” are to Maxwill Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Davis Commodities Limited;

•	“Maxwill (Asia)” are to Maxwill (Asia) Pte Ltd, a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Maxwill;

•	“Maxwill Foodlink” are to Maxwill Foodlink Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Maxwill;

•	“Ordinary Shares” are to the ordinary shares of Davis Commodities, par value $0.000000430108 per share;

•	“Singapore dollars,” “SGD,” and “S$” are to the legal currency of Singapore;

•	“U.S. dollars,” “US$,” “$,” and “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of Davis Commodities Limited and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Singapore dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain Singapore dollars into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2024	2023	2022
At the end of the year – SGD	SGD1.3435 to $1.00	SGD1.3465 to $1.00	SGD1.3900 to $1.00
Average rate for the year – SGD	SGD1.3367 to $1.00	SGD1.3578 to $1.00	SGD1.3853 to $1.00

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

Official and unofficial policies implemented by other countries or international organizations to limit imports from certain countries and/or exports of sugar, rice, and oil and fat products (such as the imposition of qualitative or quantitative restrictions, increased inspections and quarantines or additional requirements for sales) may affect our ability to sell such products abroad. For example, we procure raw and white sugar products from India, because in May 2022, the Indian government implemented an export quota for sugar to curb overseas sales and protect food supplies. This quota was further tightened in early 2023, with the government imposing additional restrictions on sugar exports to manage domestic supply and inflation concerns. Additionally, in September 2022, the Indian government imposed a 20% levy on rice exports of key varieties, such as un-milled and husk brown rice, and banned the export of broken rice. As of the date of this annual report, the aforementioned actions taken by the Indian government have had no adverse impact on our business, financial condition, results of operations, cash flows or prospects, because we are not dependent on suppliers from India, and we have alternative supply sources from Pakistan, Thailand and Vietnam. However, export restrictions by countries from which we procure sugar and rice or any import restrictions implemented on the commodity products by other countries or international organizations that we sell to may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. While import or export restrictions implemented by countries have not affected our ability to procure and export commodity products into the markets where our customers are based in the past, we cannot assure you that we will not encounter such disruptions in the future, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

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

We derive a significant portion of our revenue from the sale and distribution of sugar products. For the fiscal years ended December 31, 2024, 2023 and 2022, our revenue from the sale of sugar products amounted to approximately US$86.6 million, US$116.4 million and US$154.8 million, or approximately 65.5%, 61.0% and 74.9% of our revenue, respectively. For details on the sugar products distributed by our Company, please see the section entitled “Item 4. Information on the Company – B. Business Overview – Our Main Business Activities – Sugar”. Consequently, any reduction in demand or a temporary or permanent discontinuation of manufacturing of the sugar products by any of our suppliers could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

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

We strive to minimize our commodity price risks by either selling the sugar, rice, and oil and fat products on a cost-plus basis (a pricing method whereby a fixed percentage is added to the cost it takes to produce one unit of a product), or by hedging prices of the sugar products through futures contracts on the commodity exchanges. The rice and oil and fat products and others, specifically tomato puree, together accounted for approximately 34.5% of our revenue for the fiscal year ended December 31, 2024, and we sell all of the rice products and oil and fat products to our customers on a cost-plus basis. The sugar products accounted for approximately 65.5% of our revenue for the fiscal year ended December 31, 2024, and we typically pre-order sugar products from certain suppliers for the upcoming calendar year based on the annual forecasted sugar product demand. While we sell most of our sugar product volume on a cost-plus basis, we have had open positions on sugar product prices for approximately 20% of our annual sugar product volume, historically. These open positions on sugar product prices are a result of the sugar product pricing at the point of purchase from the relevant supplier possibly varying with the sugar product prices at the point of sales to our customers, and may lead to uncertainty in our sugar product margins. We mitigate against this risk by hedging the sugar products which are exposed to open positions by trading sugar futures over the futures exchanges, including the ICE Futures Europe and ICE Futures U.S. Our hedging positions enable us to fix the price of the sell future contracts at the point of purchase for the total purchase amount of the sugar products purchased from certain suppliers against adverse fluctuations in the sugar product prices and, upon maturity of such sell future contract. In addition, a buy future contract is simultaneously executed at sugar product’s spot price in order to close such sell future contract.

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

Although some of our clients and producers are located in jurisdictions that use currencies other than US$, S$ or Euros€, the majority of our trades are conducted using US$ and we have minimal trades which are conducted using € and S$. While we follow established risk management practices, we are nevertheless exposed to risks from foreign exchange rate fluctuations, since our business is dependent on imports and exports entailing large foreign exchange transactions, in currencies including the US$, S$ and €. Exchange rates between some of these currencies and the US$ in recent years have fluctuated significantly and may do so in the future, thereby impacting our results of operations and cash flows in US$ terms. However, we do not hedge our exposure to foreign exchange fluctuations through derivatives or any other means. For the fiscal years ended December 31, 2022, 2023 and 2024, we recognized a foreign exchange loss of US$22,379, US$1,778 and US$26,256, respectively. Further, given that we rely on the importation of commodity products, any adverse movement in currency exchange rates may result in an increase in the costs of the commodity products that we procure, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our inability to effectively manage our growth could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

For the fiscal years ended December 31, 2024, 2023 and 2022, our total revenue was approximately US$132.4 million, US$190.7 million and US$206.7 million, respectively, representing a decrease by approximately 30.6% from fiscal year 2023 to 2024, and a decrease by approximately 7.7% from fiscal year 2022 to 2023; our net loss was approximately US$3.5 million in 2024, and net profit of approximately US$1.1 million and US$4.6 million, respectively, representing a decrease by approximately 425.0% from fiscal year 2023 to fiscal year 2024, and a decrease by approximately 76.5% from fiscal year 2022 to fiscal year 2023. Our inability to manage our expansion effectively and execute our growth strategy in a timely manner, or within budget estimates, or our inability to meet the expectations of our customers and other stakeholders, could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. We intend to continue expanding our business. Our future prospects will depend on our ability to grow our business and operations, which could be affected by many factors, including our ability to introduce new products and maintain the quality of the products, general political and economic conditions, government policies or strategies in respect of specific industries, prevailing interest rates, price of commodity products we procure, energy supply and currency exchange rates.

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

While such risks may be controlled, albeit not eliminated, by adherence to good manufacturing practices and finished product testing, we have little control over the manufacturing processes of our suppliers or their third-party manufacturers. We cannot assure you that there will not be incidents of contaminated products or ingredients in the future which may result in product liability claims, product recalls and negative publicity. Such product liability claims may also result legal proceedings brought against us by our consumers, distributors and government agencies. If we are made a party to product liability proceedings, we may incur considerable expenses in defending such claims which would also require the diversion of management’s attention and the diversion of significant resources away from our core profitable business areas. For the fiscal years ended December 31, 2022, 2023 and 2024, we did not incur any costs associated with product liability claims. We do not maintain product liability insurance coverage for our domestic and international markets. We are, accordingly, not able to claim any losses and/or receive compensation from insurers in connection with any product liability claims. Any product recalls, product liability claims or adverse regulatory action may adversely affect our reputation and brand image, as well as entail significant costs, which could adversely affect our reputation, business, financial condition, results of operations, cash flows and prospects.

We rely heavily on our existing brands, the dilution of which could adversely affect our business.

We have no commitment from any customer to purchase a certain amount of our products, even those who are under these exclusive or established distributorships. Our brands and reputation are among our most important assets and serve in attracting customers to our products in preference over those of our competitors. We believe that continuing to develop awareness of these brands, through focused and consistent branding and marketing initiatives, among retail consumers and institutional customers, is important for our ability to increase our sales volumes and our revenues, grow our existing market share and expand into new markets. Any decrease in product quality due to reasons beyond our control or allegations of product defects, even when false or unfounded, could tarnish the image of the established brands and may cause consumers to choose other products. Our brands and reputation could also be affected by social, health and cultural organizations and any negative publicity campaigns (such as the introduction of low-sugar or low-fat campaigns), which could lead to a decline in our sales volume. Further, the considerable expansion in the use of social media over recent years has compounded the impact of those groups’ negative publicity. Consequently, any adverse publicity involving these brands, our Company or our products may impair our reputation, dilute the impact of our branding and marketing initiatives and adversely affect our business and our prospects. Any adverse publicity involving our brands may result in a substantial impairment to our reputation and negatively affect our business, financial condition, results of operations, cash flows and prospects.

We procure commodity products from our suppliers and utilize the services of certain third-party service providers for our operations. Any deficiency or interruption in their services and/or the imposition of tariffs, quotas or other restrictions could adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

In addition, our reliance on global suppliers and international logistics exposes us to risks associated with trade wars, tariffs, and other trade barriers. The imposition of tariffs, quotas, or other restrictions on the import or export of the products we procure, or on the raw agricultural commodity materials and finished commodity products, could increase our costs, limit our sourcing options, or disrupt our supply chain. Trade disputes between countries, changes in trade policies, or the introduction of new tariffs or retaliatory measures could result in delays, increased expenses, or reduced availability of key products and services. Such developments may also lead to volatility in commodity prices and exchange rates, further impacting our procurement costs and operational efficiency. Any of these factors could adversely affect our ability to source products competitively and reliably, and may also have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

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

Notwithstanding the above, the total outstanding debt facilities our Company had with these lenders amounted to approximately US$346,904 as of April 30, 2025. Our cash and cash balances position as of December 31, 2024 amounted to US$677,544. In the event that all our borrowings require immediate repayment, our directors and management believe that the total amounts can be repaid without severely affecting our cash flows and/or operations.

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

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, trade disputes and other geopolitical risks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

In February 2022, Russian military forces launched a military action in Ukraine. The ongoing military action between Russia and Ukraine, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic by the U.S. and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, has in the past and in the future could continue to adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations. Additional potential sanctions and penalties have also been proposed and/or threatened. In addition, the ongoing conflict between Israel and Hamas, which escalated significantly in October 2023, has introduced further instability in the Middle East region. This conflict, and any potential escalation or involvement of other regional or global actors, could have wide-ranging effects on global economic conditions, energy prices, commodity markets, and international trade routes. The conflict has the potential to disrupt supply chains, particularly for commodities and energy, and may result in increased costs, delays, or shortages affecting our procurement and distribution activities. Furthermore, the imposition of new sanctions, trade restrictions, or other governmental measures in response to the conflict could further impact global markets and our operations. Although our operations have not experienced any material and adverse impact on our supply chain or other aspects of our business from the ongoing conflict between Russia and Ukraine or the Israel-Hamas conflict to date, during times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, that could materially disrupt our systems and operations, supply chain of finished commodity products from our suppliers, and ability to produce, sell and distribute our products. Furthermore, travel restrictions and protective measures could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain highly skilled personnel we need for our operations. The extent and duration of the military action, sanctions and resulting market disruptions could be significant, could result in increases in commodity, freight, logistics and input costs and could potentially have substantial impacts on the global economy and our business for an unknown period of time.

In February and March 2025, the Trump administration implemented tariffs on certain goods imported from various countries and announced an intention to implement targeted and broad-based tariffs on certain other goods imported from several countries and/or increase the rate or scope of existing tariffs. Canada and the People's Republic of China retaliated by imposing tariffs on certain goods imported from the U.S., and other countries also announced intentions to implement tariffs on goods imported from the U.S. and/or increase the rate or scope of existing tariffs if the U.S. follows through with the implementation of proposed tariffs. Although discussions continue regarding global trade policies, there remains significant uncertainty over whether tariffs, surtaxes, or other restrictive trade measures or countermeasures will ultimately be implemented and, if so, the scope, impact, and duration of any such measures. The imposition of restrictive trade measures or countermeasures, if implemented for any period of time, could have adverse effects on the Company's operations, and overall financial performance and could have a material adverse effect on the U.S. and/or global economies. Any retaliatory measures by other countries or prolonged trade disputes may further increase regulatory uncertainty. While the Company continues to monitor trade policies and adapt its strategies, any prolonged restrictive trade measures could negatively impact overall market conditions.

Risks Related to Our Ordinary Shares and the Trading Market

We are a “controlled company” within the meaning of Nasdaq rules and we qualify for and may rely on exemptions from certain corporate governance requirements in the future.

As of the date of this annual report, our Executive Chairwoman and Executive Director, Ms. Li Peng Leck, beneficially owns approximately 67.4% of the aggregate voting power of our issued and outstanding Ordinary Shares. As a result, we are a “controlled company” for the purpose of the Nasdaq Listing Rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

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

The market price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

From the closing of our initial public offering on September 21, 2023 to the date of this annual report, the trading price of our Ordinary Shares has ranged from $0.4180 to $9.00 per Ordinary Share. The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting within two months after the deposit of such requisition. If within twenty-one days of such deposit, our board fails to proceed to convene such meeting, the requisitionist(s) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors to convene such meeting shall be reimbursed by the Company. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third in nominal value of the total issued shares in the Company entitled to vote at such general meeting of the Company.

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

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final and conclusive and for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained by fraud or in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

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

B. Business Overview

Overview

We are an agricultural commodity trading company based in Singapore which specializes in trading of three main categories of agricultural commodities: sugar, rice, and oil and fat products. We distribute agricultural commodities to various markets, including Asia, Africa and the Middle East. We also provide customers of our commodity offerings with complementary, ancillary services such as warehouse handling and storage and logistics services. We are an asset light business and utilize an established global network of third-party commodity suppliers and logistics service providers in order to distribute sugar, rice, and oil and fat products to customers in over 20 countries as of the fiscal year ended December 31, 2024.

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

We specialize in the sourcing and distribution of sugar products, with sugar products contributing to approximately 65.5%, 61.0% and 74.9% of our revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. We procure sugar products from various origins in order to offer a wide range of sugar products to our customers in Singapore, as well as in different markets in Asia, Africa and the Middle East regions. We are a member of The Refined Sugar Association in London, which is the trade association for the international white refined sugar trade. We also source and sell a wide selection of rice products and oil and fat products to our customers in Africa and the People’s Republic of China, or the PRC.

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

We are led by a devoted management team which is highly experienced in the agricultural commodities industry and has a keen understanding of market dynamics through our regional network of customers, suppliers and service providers. Since our establishment in 1999, we have experienced significant growth. For the fiscal years ended December 31, 2022, 2023 and 2024, we had total revenue of approximately US$206.7 million, US$190.7 million and US$132.4 million, respectively, representing a decrease by 7.7% from fiscal year 2022 to 2023, and a decrease by 30.6% from fiscal year 2023 to 2024. According to Frost & Sullivan, whom we commissioned in June 2022 to produce the Frost & Sullivan Report, we were the largest sugar supplier in Singapore, based on revenue in 2021, with an approximate market share of 7.5% in the sugar market in Singapore.

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

Since our establishment in 1999, we have built up an extensive distribution network in Asia, Africa and the Middle East regions. We distributed our sugar, rice and oil and fat products globally to customers in more than 20 countries in the fiscal year ended December 31, 2024. We believe that we can take advantage of our extensive and long-standing product sourcing capacities globally to further develop our distribution network in the growing markets of Asia and Africa. Our involvement at the local agri-business level through our suppliers, as well as our distribution network in the different geographical regions may afford us unique insight into the macro-drivers, such as foreign exchange fluctuations, farming activities, weather and government policies. Over the years, we have also developed a keen understanding of market dynamics through our regional network of customers, suppliers and service providers, and have become more attuned to market needs. When new market opportunities are identified, we expect to work closely with our suppliers on product improvement and packaging design for new market penetration and development. After leveraging market information and insights from our stakeholders, we believe we are able to manage supply and demand information, craft solutions to overcome distribution challenges and provide ancillary services to ensure timely delivery of products to fulfil the needs of our customers. Accordingly, we believe that our diversity in terms of product offerings and the geographical reach of our established distribution network is a key strength that allows us to improve access to evolving global commodity demands, while helping to mitigate regional risks.

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

Well-Managed and Flexible Financial Model

Our historical funding model has been based on our ability to use cash generated from our operations to meet our financial needs. As of the date of this annual report, we do not have any material bank loans; as of April 30, 2025, we have accounts with 4 outstanding bank facilities and finance lease with an aggregate principal balance of approximately US$346,904. As we have established relationships with local banks, we believe such relationships may enable us to have access to diversified potential sources of funding options that may permit us to expand while managing our liquidity position, should such financing become necessary. As of December 31, 2024, our cash and cash equivalents position was approximately US$677.5 million. We believe that our liquidity position and access to diverse funding sources has significantly contributed to our global expansion and business growth and has allowed us to remain flexible and resilient over the years.

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

In line with the industry in which we operate, the customer base is fragmented and there is no significant customer concentration in any of the areas in which we operate. One customer accounted for more than 10% of our total revenue for the fiscal year ended December 31, 2024 . The majority of our customers have contracts for one product line only, and crossover between our customer base and our supplier base is limited. Our business is not dependent on any patents or licenses, commercial or financial contracts or new manufacturing processes.

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

Sugar

Sugar products contribute most significantly to our revenue and accounted for 65.5%, 61.0% and 74.9% of our revenue in the fiscal years ended December 31, 2024, 2023 and 2022, respectively. We currently procure raw and white sugar mainly from Brazil and India and sell to customers in Africa. We also buy from suppliers in Malaysia, Thailand and Indonesia and distribute our sugar products to Singapore as well as to the rest of Asia.

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

We offer a wide selection of sugar products under the Maxwill and Taffy brands:

Rice

Rice products are our second largest revenue contributor, accounting for approximately 14.1%, 13.9% and 16.5% of our revenue in the fiscal years ended December 31, 2024, 2023 and 2022, respectively. We currently source rice primarily from trusted suppliers in Thailand, India, and Vietnam, and our rice products are exported for distribution in Africa and the People's Republic of China, mainly to customers who are wholesalers and merchants selling to wholesalers. The rice products are purchased and sold on a cost-plus basis. We place orders for the rice products with the rice mills and manufacturing facilities, which are then delivered directly to our customers.

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

As of the date of this annual report, we have registered 13 trademarks in Singapore, Malaysia, Indonesia and the People’s Republic of China. The following table sets for the details of our trademarks which have been registered:

No.	Description	Place of registration / application	Class	Registered proprietor / Applicant	Registration / Application No.	Registration / Application Date	Status	Expiry date
1.		Singapore	30	Maxwill Foodlink	T0408706G	June 1, 2004	Registered	June 1, 2034
2.		Singapore	30	Maxwill Foodlink	T0515234B	August 26, 2005	Registered	August 26, 2025
3.		Singapore	29	Maxwill Foodlink	40201518831W	October 29, 2015	Registered	October 29, 2025
4.		Singapore	30	Maxwill Foodlink	T0619501J	September 18, 2006	Registered	September 18, 2026
5.		Singapore	29	Maxwill (Asia)	40201401085T	December 1, 2014	Registered	December 1, 2023
6.		Singapore	30	Maxwill Foodlink	T1204031G	March 23, 2012	Registered	March 23, 2032
7.		Singapore	35	Davis Commodities (Singapore)	40202321914R	September 29, 2023	Registered	September 29, 2033
8.		China	30	Maxwill (Asia)	61540246	July 14, 2022	Registered	July 13, 2032
9.		Malaysia	30	Maxwill (Asia)	TM2021035671	December 20, 2021	Registered	December 20, 2031
10.		Malaysia	30	Maxwill (Asia)	TM2021035668/1	December 20, 2021	Registered	December 20, 2031
11.		Indonesia	30	Maxwill (Asia)	DID2021091558	December 23, 2021	Registered	December 23, 2031
12.		Indonesia	30	Maxwill (Asia)	DID2021091566	December 23, 2021	Registered	December 23, 2031
13.		Vietnam	30	Maxwill (Asia)	4-2021-50988	December 21, 2021	Registered	December 21, 2031

Domain Names

As of the date of this annual report, we have registered two domain names, being maxwillgroup.com and daviscl.com.

Employees

As of December 31, 2024, 2023 and 2022, we had 21, 22 and 15 employees, respectively, who are all based in Singapore. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2024:

	Number of Employees	Percentage
Management	5	24%
Trading	3	14%
Sales & Marketing	2	10%
Research	3	14%
Warehouse Management	1	5%
Logistics Services	4	19%
Administration	3	14%
Total	21	100%

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

Facilities

Our headquarters are located in Singapore. We are an asset light business and we are renting the office space that we currently use for our headquarters and day-to-day operations. We also own one office space in Singapore which has been fully paid for, and which is currently being leased to a third-party. We believe that the income we receive from leasing our office space and expenses paid for office rental are both immaterial. The office space that we are leasing comprises 131.0 square meters with monthly rent of approximately US$2,257, while the office space that we are renting for use comprises 143.0 square meters, with monthly rent of approximately US$3,367.

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

The Food (Amendment) Regulations 2025 has been gazetted on January 31, 2025 and will come into operation on January 30, 2026. This set of amendments makes changes to the Food Regulations with respect to labelling requirements for prepacked foods to incorporate relevant labelling provisions in certain Codex Standards.

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

As we import sugar products into Singapore for certain customers, the sugar products may be stored at the warehouse of a third-party warehouse handling and storage services provider in Singapore that we engage for our business and operations, prior to collection or delivery by such customers in Singapore. Accordingly, we are required to register with the Singapore Food Agency to import processed food products and food appliances.

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

Regulations on Intellectual Property Rights

We have registered various trademarks, including the trademarks for our Maxwill and Taffy brands in Singapore. The Intellectual Property Office of Singapore is the national authority that registers and is responsible for the administration of intellectual property rights in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization's Agreement on Trade Related Aspects of Intellectual Property Rights.

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

Regulations on Labor

The Employment Act

The Employment Act 1968 of Singapore (the “Employment Act”) is administered by the Ministry of Manpower of Singapore and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. It generally extends to all local and foreign employees under a contract of service with an employer, with the exception of certain groups of employees, including seafarers, domestic workers and statutory board employees or civil servants. The Employment Act prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Employment Act, but only apply to limited categories of employees, such as an employee (other than a workman) who is not employed in a managerial or executive position and who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Employment Act provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defence or security. In addition, section 38(5) of the Employment Act limits the extent number of hours of overtime work that a relevant employee can perform in a month, to 72 overtime hours a month.

The Employment of Foreign Manpower Act

The employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore (the “Employment of Foreign Manpower Act”), which is administered by the Ministry of Manpower and prescribes the responsibilities and obligations for employing foreign employees in Singapore. The Employment of Foreign Manpower Act prohibits the employment of a foreign worker unless such foreign worker has obtained a valid work pass from the Controller of Work Passes. Under the Employment of Foreign Manpower (Work Passes) Regulations 2012, which is a subsidiary legislation to the Employment of Foreign Manpower Act, employers of an “S pass” and work permit holders (issued for mid-level skilled staff and semi-skilled foreign workers in the construction, manufacturing, marine shipyard, process or services sectors, respectively) must, among other things, bear the costs of such worker’s medical treatment (unless in excess of the minimum mandatory coverage in certain instances) and purchase and maintain medical insurance for inpatient care and day surgery.

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

Regulations on Safety and Health of Our Employees

The Workplace Safety and Health Act 2006 of Singapore (the “WSH Act”) is the principal legislation governing the safety, health and welfare of persons at work in all workplaces. Among other things, the WSH Act imposes a duty on every employer and every principal to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work. These measures include, among other things, developing and implementing procedures for dealing with emergencies that may arise while the employees are at work and ensuring that the employee at work has adequate instruction, information, training and supervision as is necessary for that employee to perform his work. More specific duties imposed by the Ministry of Manpower on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations. Some of these duties include, among other things, preventing the workplace from being overcrowded and ensuring adequate ventilation of the workplace.

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are an agricultural commodity trading company based in Singapore which specializes in trading of three main categories of agricultural commodities: sugar, rice, and oil and fat products. We distribute agricultural commodities to various markets, including Asia, Africa and the Middle East. We also provide customers of our commodity offerings with complementary, ancillary services such as warehouse handling and storage and logistics services. We are an asset light business and utilize an established global network of third-party commodity suppliers and logistics service providers in order to distribute sugar, rice, and oil and fat products to customers in over 20 countries as of the year ended December 31, 2024.

For the year ended December 31, 2022, 2023 and 2024, our revenue amounted to approximately US$206.7 million, US$190.7 million and US$132.4 million, respectively. Our net income amounted approximately US$4.6 million and US$1.1 million for the years ended December 31, 2022 and 2023. We recorded a net loss amounted to approximately US$3.5 million for the year ended December 31, 2024.

The following table sets forth certain operational data for the years ended December 31, 2022, 2023 and 2024, respectively.

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Revenues	206,717	190,724	132,369
Cost of revenues	(193,840)	(183,695)	(130,044)
Gross profit	12,877	7,029	2,325
Operating expenses:
Selling and marketing expenses	(5,307)	(2,439)	(1,723)
General and administrative expenses	(2,287)	(3,443)	(4,302)
Total operating expenses	(7,594)	(5,882)	(6,025)
Income/(loss) from operations	5,283	1,147	(3,700)

Other income/(expense):
Other income	285	198	482
Interest expense	(33)	(110)	(133)
Total other income	252	88	349
Income/(loss) before tax expense	5,535	1,235	(3,351)
Income tax expense	(920)	(149)	(178)
Net income/(loss)	4,615	1,086	(3,529)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain, net of taxes	(2)	8	(2)
Total comprehensive income/(loss)	4,613	1,094	(3,531)

Key Factors Affecting the Results of our Group’s Operations

In 2024, our operations in the sugar, rice and palm oil sectors faced a decline in revenue, driven by a range of supply chain disruptions, rising cost, regulatory challenges, and shift in market demand. Our financial performance and overall condition have been, and may continue to be, influenced by various factors and many of which are beyond our control. These include, but are not limited to, the matters outlined under the “Risk Factors” section in this Annual Report and those set out below:

Trade restrictions and regulatory barriers

Government-imposed trade restrictions and export quotas on sugar, rice, and palm oil in key producing and consuming countries – such as India, Vietname, Indonesia Thailand and China – limited the availability of these commodities for international trade. As these represent our main sources of both customers and suppliers, such measures disrupted our procurement activities and contributed to increased price, which in turn impacted our procurement activities and contributed to price volatility.

Impact of Increase in Operating and Raw Material Costs

Rising inflation throughout 2024 significantly increased our raw material and operating costs. The global surge in supply chain expenses has intensified cost pressures across our operations. These inflationary effects were particularly pronounced in the sourcing and transportation of sugar, rice and palm oil, leading to tighter margins and impacting our overall profitability.

Shifts in Demand and Weather-Driven Supply Constraints

Adverse weather conditions in key producing regions led to lower yields of sugar, rice, and palm oil, tightening global supply. At the same time, elevated prices resulting from these shortages prompted buyers to shift toward more affordable substitutes, such as soybean oil and alternative grains, which in turn weakened demand for our core products and affected overall sales volume.

Revenue

During the years ended December 31, 2022, 2023 and 2024, we derived revenue from the sales of sugar, rice and oil and fat products, and others, specifically, creamer and sales of tomato puree. The breakdown of revenue in terms of products for the years ended December 31, 2022, 2023 and 2024 is summarized below:

	For the year ended December 31,
	2022	%	2023	%	2024	%
	US$’000		US$’000		US$’000

Sale of sugar	$154,757	74.9	$116,443	61.0	$86,599	65.5
Sale of rice	34,200	16.5	26,440	13.9	18,680	14.1
Sale of oil and fat products	17,568	8.5	47,623	25.0	26,642	20.1
Sale of others	192	0.1	218	0.1	448	0.3
Total revenue	$206,717	100.0	$190,724	100.0	$132,369	100.0

The breakdown of revenue in terms of geographic regions for the years ended December 31, 2022, 2023 and 2024 is summarized below:

	For the year ended December 31,
	2022	%	2023	%	2024	%
	US$’000		US$’000		US$’000
Africa	$56,863	27.5	$80,637	42.3	$68,448	51.7
China	16,629	8.0	17,731	9.3	11,957	9.0
Indonesia	79,645	38.5	22,502	11.8	12,672	9.6
Vietnam	28,663	13.9	9,109	4.8	6,999	5.3
Philippines	3,237	1.6	19,372	10.2	2,850	2.2
Thailand	1,980	1.0	13,119	6.9	12,989	9.8
Singapore	8,808	4.3	18,889	9.9	10,105	7.6
Other countries	10,892	5.2	9,365	4.8	6,349	4.8
Total revenue	$206,717	100.0	$190,724	100.0	$132,369	100.0

Our total revenue decreased by approximately USD58.3 million, or 30.6%, to approximately USD132.4 million for the year ended December 31, 2024, from approximately USD190.7 million for the year ended December 31, 2023. The change was primarily due to a moderation in sales of our sugar and rice products, which saw reduced demand across key markets, particularly in Southeast Asia and Africa. The sugar segment saw lower volumes due to regulatory constraints and the limited availability of USD payments in certain African countries. Meanwhile, rice sales were affected by ongoing restrictions on exports from India, which disrupted sourcing and impacted pricing competitiveness.

Sales of oil and fat products, which had grown significantly in the prior year, adjusted during the period, reflecting a normalization in demand and pricing. Sales of others, consisting primarily of creamer and tomato puree, increased to approximately USD0.4 million, representing a growth of approximately USD0.2 million, or 105.5% from the year ended December 31, 2023, reflecting a gradual expansion in niche product offerings. Geographically, Africa remained our largest contributor, accounting for approximately USD68.4 million, or 51.7% of total revenue, representing a decrease of approximately USD12.2 million, or 15.1%, compared to the year ended December 31, 2023. China contributed approximately USD12.0 million, or 9.0%, decrease approximately USD5.8 million, or 32.6%, and Indonesia recorded approximately USD12.7 million, or 9.6%, reflecting a decrease of approximately USD9.8 million, or 43.7%. These three regions represented the most material changes in our geographic revenue mix for the year.

Our total revenue decreased by approximately USD16.0 million, or 7.7%, to approximately USD190.7 million for the year ended December 31, 2023, from approximately USD206.7 million for the year ended December 31, 2022. The reduction was influenced by adjustments in sugar and rice sales, reflecting a shift in regional demand patterns. In particular, sugar volumes were lower as the Company was not awarded import tenders in Indonesia and import quotas were tightened in Vietnam.

Despite this, there was strong performance in oil and fat products, which saw substantial growth supported by favourable palm oil prices and firm demand. Sales of others, primarily tomato puree, remained stable at approximately USD0.2 million, reflecting consistent but limited contribution to the overall revenue. The Company also benefited from strong sales momentum in Southeast Asia and Africa. Africa contributed approximately USD80.6 million, or 42.3% of total revenue, increase approximately USD23.8 million, or 41.8%, from the year ended December 31, 2022, driven by steady demand. The Philippines saw remarkable growth to approximately USD19.4 million, or 10.2%, representing an increase of approximately USD16.1 million, or 498.5%, supported by strong industrial demand and government import programs. Singapore also grew to approximately USD18.9 million, or 9.9%, an increase of approximately USD10.1 million, or 114.5%, reflecting improved market penetration and expanded capacity.

Cost of Revenue

The following table sets forth the breakdown of cost of revenue for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31,
	2022	%	2023	%	2024	%
	US$’000		US$’000		US$’000
Cost of sale of sugar	$145,071	74.8	$113,110	61.6	$85,390	65.7
Cost of sale of rice	32,100	16.6	25,325	13.8	18,582	14.3
Cost of sale of oil and fat products	16,489	8.5	45,065	24.5	25,673	19.7
Cost of sale of others	180	0.1	195	0.1	399	0.3
Total cost of revenue	$193,840	100.0	$183,695	100.0	$130,044	100.0

Our cost of revenue decreased by approximately USD53.7 million, or 29.2%, to approximately USD130.0 million for the year ended December 31, 2024, from approximately USD183.7 million for the year ended December 31, 2023. The decrease was mainly driven by lower costs across all major product segments. The cost of sugar sales fell by approximately USD27.7 million, or 24.5%, while rice and oil and fat products declined by approximately USD6.7 million, or 26.6%, and USD19.4 million, or 43.0%, respectively. The decline reflects lower sales volumes, product mix changes, and softer raw material prices. The cost of others, primarily creamer and tomato puree, rose slightly in line with increased sales volume, amounting to approximately USD0.4 million.

Our cost of revenue decreased by approximately USD10.1 million, or 5.2%, to approximately USD183.7 million for the year ended December 31, 2023, from approximately USD193.8 million for the year ended December 31, 2022. The decrease was mainly due to lower sugar and rice costs, which dropped by approximately USD32.0 million, or 22.0%, and USD6.8 million, or 21.1%, respectively. These were partially offset by an increase in the cost of oil and fat products, which rose by approximately USD28.6 million, or 173.3%, in line with volume and pricing growth. The cost of others remained stable at approximately USD0.2 million, reflecting marginal changes in sales volume.

Our cost of revenue for the year ended December 31, 2022 was approximately USD193.8 million, primarily driven by sugar and rice costs, which made up 74.8% and 16.6% of total cost of revenue, respectively. Oil and fat products accounted for approximately 8.5%, reflecting a smaller share before its expansion in the following year. Cost of others was minimal at approximately USD0.2 million, consistent with limited sales activity for the year ended December 31, 2022.

Gross Profit and Gross Profit Margin

Our gross profit and gross margins in terms of products for the years ended December 31, 2022, 2023 and 2024 are summarized below:

	For the year ended December 31,
	2022	%	2023	%	2024	%
		Gross		Gross		Gross
	Gross	Profit	Gross	Profit	Gross	Profit
	Profit	Margin	Profit	Margin	Profit	Margin
	US$’000%		US$’000%		US$’000%
Sale of sugar	$9,686	6.3	$3,333	2.9	$1,209	1.4
Sale of rice	2,100	6.1	1,115	4.2	98	0.5
Sale of oil and fat products	1,079	6.1	2,558	5.4	969	3.6
Sale of others	12	6.3	23	10.6	49	10.9
Overall	$12,877	6.2	$7,029	3.7	$2,325	1.8

For the year ended December 31, 2024, our gross profit decreased by approximately USD4.7 million, or 66.9%, to approximately USD2.3 million, compared to approximately USD7.0 million for the year ended December 31, 2023. Gross margin declined to 1.8% from 3.7%, due to lower sales volumes, reduced pricing flexibility, and higher input costs arising from commodity price fluctuations and supply chain disruptions. Gross profit from sugar was approximately USD1.2 million, or 1.4%, rice was approximately USD0.098 million, or 0.5%, and oil and fat products contributed approximately USD0.9 million, or 3.6%. Gross profit from others, primarily creamer and tomato puree, was approximately USD0.04, or 10.9%, reflecting modest growth in volume but limited pricing leverage. For the year ended December 31, 2023, gross profit had already declined by approximately USD5.9 million, or 45.4%, from approximately USD12.9 million in 2022, with gross margin falling from 6.2%. Despite these challenges, we maintained positive gross profits across all major product segments in both years, supported by our cost-plus pricing and hedging strategy.

Selling and marketing expenses

The following table sets forth the breakdown of selling and marketing expenses for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31,
	2022		2023		2024
	USD’000%		USD’000%		USD’000%
Business development and marketing	$53	1.0	$1,057	43.3	$578	33.5
Sales commission	5,085	95.8	1,181	48.4	928	53.9
Transportation and travelling expenses	169	3.2	201	8.3	217	12.6
Total	$5,307	100.0	$2,439	100.0	$1,723	100.0

For the year ended December 31, 2024, our selling and marketing expenses decreased by approximately USD0.7 million, or 29.4%, to approximately USD1.7 million, compared to approximately USD2.4 million for the year ended December 31, 2023. This decrease was mainly due to lower sales commissions and reduced business development activities.

For the year ended December 31, 2023, selling and marketing expenses had already decreased by approximately USD2.9 million, or 54.0%, from approximately USD5.3 million for the year ended December 31, 2022. The significant drop in 2023 was primarily due to scaled-down promotional activities and reduced incentive payments, following cost control measures in response to lower revenue.

These expenses primarily comprise business development and marketing efforts, sales commissions, and travel-related costs. Notably, transportation and travelling expenses increased in both 2023 and 2024, reflecting continued customer engagement activities, despite the overall reduction in spending.

General and administrative expenses

The following table sets forth the breakdown of general and administrative expenses for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31,
	2022		2023		2024
	USD’000%		USD’000%		USD’000%
Staff costs	$1,225	53.5	$1,405	40.8	$1,553	36.1
Depreciation	58	2.5	99	2.9	97	2.3
Office supplies and upkeep expenses	41	1.8	71	2.1	63	1.5
Entertainment	152	6.7	75	2.2	118	2.7
Legal and professional fees	256	11.2	416	12.0	1,415	32.9
Corporate secretarial and administrative fees	2	0.1	10	0.3	10	0.2
Property and related expenses	12	0.5	18	0.5	11	0.3
Overseas office expenses	145	6.4	330	9.6	333	7.7
Directors’ and officers’ liability insurance	–	–	73	2.1	3	0.1
Allowance for expected credit losses	–	–	500	14.5	254	5.9
Listing fees	–	–	–	–	86	2.0
Miscellaneous expenses	396	17.3	446	13.0	359	8.3
Total	$2,287	100.0	$3,443	100.0	$4,302	100.0

For the year ended December 31, 2024, general and administrative expenses increased to approximately USD4.3 million, compared to approximately USD3.4 million for the year ended December 31, 2023, and approximately USD2.3 million for the year ended December 31, 2022.

The increase in 2024 was primarily attributable to higher listed company-related expenses, which accounted for approximately 35.4% of the total general and administrative expenses. These included legal and professional fees, listing fees, and other associated costs such as transfer agent fees, director fees, investor relations, audit fees and consultancy fees.

In addition, an allowance for expected credit losses of approximately USD0.3 million was recognized in 2024, comprising of approximately USD0.3 million for a convertible loan to a related party and approximately USD0.3 million for other receivables, offset by approximately USD0.3 million of reversal of allowance for expected credit losses for trade debtors,.

Staff costs remained the largest component of general and administrative expenses, representing approximately 36.1% of the total in 2024. These costs mainly comprised salaries, employee benefits, and director remuneration.

Legal and professional fees, which increased significantly to approximately USD1.4 million, represented consultancy fees, audit, tax, legal advisory, and other filing-related services.

Other income

The following table sets forth the breakdown of other income for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Interest income	56	88	384
Government grants	46	66	38
Rental income	19	27	27
Bank interest income	–	*	*
Others	164	17	33
Total other income	285	198	482

Interest income represents interest charged to a related party, following an increase in loan amounts. Government grants primarily relate to support received from the government such as Job Support Scheme, Jobs Growth Incentive, CPF Transition Offset, and others. Rental income was derived from investment property rented out. Other income comprises various one-off items such as freight claims, cargo insurance claims, and sub-vessel brokerage claims.

Interest expense

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Interest expense to a related party	–	75	110
Interest expense on lease liability	*	5	–
Interest expense on finance lease	–	2	4
Interest expense on bank loans	33	28	19
	33	110	133

Interest expense increased by approximately USD0.023 million, or 20.9%, from approximately USD0.11 million for the year ended December 31, 2023 to approximately USD0.13 million for the year ended December 31, 2024. The increase was mainly due to full-year interest accrued to a related party, compared to interest that only began accruing from July 2023. The Company also acquired a motor vehicle in 2023 under a finance lease arrangement, which resulted in additional interest expense.

Income tax expense

Pursuant to the rules and regulations of the Cayman Islands, our Group is not subject to any income tax in the Cayman Islands. Our Group’s operations are based in Singapore, and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

Our Group had no tax obligation arising from any other jurisdiction during the years ended December 31, 2022, 2023, and 2024. During these years, our Group had no material dispute or unresolved tax issues with the relevant tax authorities. For the year ended December 31, 2024, although the Group recorded a consolidated loss, two of the subsidiaries incurred a minimal tax obligation, while the rest of the subsidiaries were in a net loss position and were therefore not subject to income tax.

Net income

Taking into account all of the above, the Group recorded a net loss of approximately USD3.5 million for the year ended December 31, 2024, compared to a net income of approximately USD1.1 million for the year ended December 31, 2023 and approximately USD4.6 million for the year ended December 31, 2022.

Liquidity and Capital Resources

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

We were incorporated in the Cayman Islands as a holding company and did not have active business operations as of December 31, 2024 and as of the date of this annual report. Our consolidated assets and liabilities and consolidated revenue and net income are the operation results of our subsidiaries in Singapore. Subject to applicable laws and regulations in Singapore, our Singaporean subsidiaries’ ability to transfer funds to us in the form of loans or advances or cash dividends is not materially restricted. Our subsidiaries in Singapore are free to remit divestment proceeds, profits, dividends, or any income arising from our investment in Singapore.

Our Company has been financed through a combination of: (a) net cash generated from operations; (b) banking facilities, and (c) shareholders’ equity (including retained earnings). Our principal uses of cash in the short-term have been for: (a) financing of working capital, (b) repayment of bank borrowings with the incurred interest expenses, and (c) lease payments. In the short-term, net cash generated from operations as well as our shareholders’ equity is expected to be sufficient to generate adequate amounts of cash to meet our required uses of cash.

In the long-term, net cash generated from operations as well as our shareholders’ equity, including the funds raised from the initial public offering, is expected to be sufficient to generate adequate amounts of cash to meet our long-term requirements, of which the uses include: (a) the financing of working capital, (b) repayment of certain bank borrowings with the incurred interest expenses, (c) lease payments, and (d) funding all our long-term growth plans.

Our main financial objectives are to prudently manage financial risks, ensure consistent access to liquidity and minimize cost of capital in order to efficiently finance our business and maintain balance sheet strength. We generally finance our ongoing operations with cash flows generated from operations and term loans.

The following table sets forth our assets, liabilities and shareholders’ equity as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	1,330	678
Accounts receivable, net	15,267	7,692
Prepaid expenses and other current assets, net	6,131	3,521
Inventory	537	319
Total current assets	23,265	12,210
Property, plant and equipment	633	578
Right-of-use asset	73	37
Loan to a related party, net	5,907	5,972
Other receivable – non-current, net	–	891
Total non-current assets	6,613	7,478
TOTAL ASSETS	29,878	19,688

Liabilities
Current liabilities:
Bank loans - current	207	219
Lease payable - current	36	37
Finance lease - current	29	29
Accounts payable	14,323	9,134
Accruals and other current liabilities	3,850	2,236
Income taxes payable	713	35
Total current liabilities	19,158	11,690
Bank loans – non-current	323	103
Lease payable – non-current	38	–
Finance lease – non-current	101	72
Deferred tax liabilities	–	–
Amount due to a related party	–	1,096
Total non-current liabilities	462	1,271
TOTAL LIABILITIES	19,620	12,961

Commitments and contingencies
Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2023 and 2024; 24,500,625 shares issued and outstanding**	*	*
Additional paid-in capital	3,151	3,151
Merger reserve	1,113	1,113
Retained earnings	5,981	2,452
Accumulated other comprehensive income	13	11
Total shareholders’ equity	10,258	6,727
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	29,878	19,688

*	Denotes amount less than US$’000.
**	Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 12)

Cash Flows

The following table summarizes our cash flows for the year ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Cash and cash equivalents as of beginning of the year	7,087	2,540	1,330

Net cash (used in)/provided by operating activities	(1,946)	1,809	(777)
Net cash provided by/(used in) investing activities	42	(208)	(5)
Net cash (used in)/provided by financing activities	(2,643)	(2,811)	130
Net change in cash and cash equivalents	(4,547)	(1,210)	(652)
Cash and cash equivalents as of the end of the year	2,540	1,330	678

Cash flows from operating activities:

For the year ended December 31, 2024, our net cash used in operating activities was approximately USD0.8 million, primarily reflecting our net loss of approximately USD3.5 million, as positively adjusted by (i) non-cash expenses such as depreciation, unrealized loss on derivative contract at fair value, allowance for expected credit losses of approximately USD0.3 million, and interest expenses totaling approximately USD0.1 million, and (ii) a decrease in accounts receivable of approximately USD9.4 million. These were offset by (i) a decrease in accounts payable, accruals and other payables of approximately USD6.2 million, (ii) a decrease in income tax payable and lease liabilities totaling approximately USD0.7 million, and (iii) an increase in margin deposits of approximately USD0.04 million.

For the year ended December 31, 2023, our net cash generated from operating activities was approximately USD1.8 million, mainly due to our net income of approximately USD1.1 million, adjusted for (i) depreciation, allowance for expected credit losses, impairment losses, and interest expenses totaling approximately USD0.7 million, (ii) an increase in accounts payable and accruals of approximately USD8.3 million, and (iii) a decrease in margin deposits of approximately USD0.6 million. These were offset by (i) an increase in accounts receivable of approximately USD10.8 million, and (ii) a decrease in income tax payable of approximately USD0.6 million.

For the year ended December 31, 2022, our net cash used in operating activities was approximately USD1.9 million, despite recording a net income of approximately USD4.6 million, due to (i) non-cash expenses of approximately USD0.3 million, (ii) a decrease in accounts receivable of USD4.1 million, (iii) a decrease in margin deposits of USD0.6 million, and (iv) an increase in income tax payable of USD0.4 million. These were outweighed by (i) a decrease in accounts payable, accruals and other payables of approximately USD8.7 million, and (ii) an increase in inventories of USD2.1 million.

Cash flows from investing activities

Our cash flows used in investing activities primarily consisted of the purchase of property, plant and equipment.

For the year ended December 31, 2024, our net cash used in investing activities was approximately USD0.01 million, primarily for administrative and operational purpose.

For the year ended December 31, 2023, our net cash used in investing activities was approximately USD0.2 million, mainly due to the purchase of property, plant and equipment of approximately USD0.3 million for a company vehicle and the implementation of a new operation and accounting software, partially offset by interest received of USD0.09 million.

For the year ended December 31, 2022, our net cash provided by investing activities was approximately USD0.04 million, due to interest received of USD0.06 million, partially offset by capital expenditure of USD0.01 million, primarily for administrative and operational purpose.

Cash flows from financing activities

Our cash flows used in financing activities primarily consisted of dividend payments, repayment of bank borrowings and lease liabilities, and interest expenses, partially offset by proceeds from bank borrowings and share offering.

For the year ended December 31, 2024, our net cash provided by financing activities was approximately USD0.1 million, mainly attributable to advances from a related party of approximately USD0.5 million, partially offset by repayment of bank borrowings of approximately USD0.2 million, finance lease repayments of approximately USD0.03 million and interest payments totaling of approximately USD0.09 million.

For the year ended December 31, 2023, our net cash used in financing activities was approximately USD2.8 million, mainly due to (i) a loan to a related party of approximately USD5.9 million, and (ii) repayments of bank borrowings and finance lease liabilities of approximately USD0.2 million, along with related interest expenses. These were partially offset by (i) proceeds from a public offering of approximately USD3.2 million, and (ii) proceeds from a finance lease of USD0.1 million, relating to a bank loan for the purchase of a company vehicle.

For the year ended December 31, 2022, our net cash used in financing activities was approximately USD2.6 million, mainly due to (i) dividend payments of approximately USD3.0 million, and (ii) repayments of borrowings and lease liabilities of approximately USD0.2 million, together with related interest expenses. These were partially offset by proceeds from bank borrowings of approximately USD0.6 million.

Working capital

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

Accounts Receivables, net

Our accounts receivable, net, decreased from approximately USD15.3 million as of December 31, 2023 to approximately USD7.7 million as of December 31, 2024. The decrease was primarily attributable to a reduction in sales and improved collections during the year ended December 31, 2024.

We do not charge any interest on, or hold any collateral as security over, these receivable balances. We generally offer credit periods of 30 to 90 days to our customers.

The following table sets forth the ageing analysis of our accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	December 31,
	2023	2024
	US$’000	US$’000
Within 30 days	5,933	4,694
Between 31 and 60 days	3,543	1,672
Between 61 and 90 days	2,049	690
More than 90 days	3,742	636
	15,267	7,692

The movements in the allowance for expected credit losses for the years ended December 31, 2023 and 2024 are as follows:

	December 31,
	2023	2024
	US$’000	US$’000
Balance at beginning of the year	–	500
Addition	500	132
Reversal	–	(482)
Balance at end of the year	500	150

We apply a simplified approach in assessing expected credit losses on accounts receivable by applying a provision matrix based on historical credit loss experience, adjusted for current and forward-looking economic conditions. The ECL allowance is reviewed at the end of each reporting period and adjusted to reflect changes in credit risk.

Our accounts receivables are monitored on an ongoing basis, and any overdue balances are followed up actively. As of December 31, 2024, the Group reversed approximately USD0.5 million from the allowance following recoveries made on previously impaired balances, and recorded a further provision of approximately USD0.1 million.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group mainly represents advances made to suppliers and prepaid of operating expenses. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	December 31,
	2023	2024
	US$’000	US$’000
Deposits	11	6
GST receivable	41	7
Margin deposits	25	66
Other receivables – Third parties	32	337
Other receivables – Related party	30	30
Prepayment to suppliers – Third parties	5,992	3,075
	6,131	3,521

As of December 31, 2024, prepaid expenses and other current assets decreased to approximately USD3.5 million from approximately USD6.1 million in the prior year. The decrease was primarily attributable to lower prepayments to third-party suppliers, which declined from approximately USD5.99 million in 2023 to approximately USD3.1 million in 2024. This was due to a reduction in sales during the year, as well as the progressive recognition of prepayments as expenses over time. In addition, prepayment to two suppliers was reclassified to other receivables as the procurement agreements were cancelled. A repayment schedule was agreed with the suppliers and the portion to be settled after 2025 was reclassified as non-current assets accordingly.

Margin deposits increased from approximately USD0.03 million to approximately USD0.07 million, reflecting heightened hedging activity for commodity price risk management. Other receivables from third parties and related parties remained relatively stable year over year.

Inventory

	December 31,
	2023	2024
	US$’000	US$’000
Finished goods	553	319
Impairment loss for damaged finished goods	(16)	–
	537	319

As of December 31, 2024, inventory amounted to approximately USD0.3 million, a decrease from approximately USD0.5 million in the previous year. The reduction in inventory was mainly due to lower levels of finished goods held at year-end, consistent with the decline in sales and streamlined inventory management during the year.

No impairment loss was recorded in 2024, compared to an impairment loss of approximately USD0.02 million recognized in 2023 for damaged finished goods.

Accounts payable

As of December 31, 2024, accounts payable decreased to approximately USD9.1 million from approximately USD14.3 million as of December 31, 2023. The decrease was mainly due to reduced purchase volume in line with lower sales during the year, as well as more timely settlement of supplier invoices.

Accruals and other current liabilities

As of December 31, 2024, accruals and other current liabilities amounted to approximately USD2.2 million, down from approximately USD3.9 million in the prior year. The decrease was primarily attributable to a reduction in advances from customers, which fell from approximately USD1.8 million to approximately USD0.3 million, in line with lower sales and fulfilment of prior orders. In addition, a supplementary agreement was signed, under which repayment of the outstanding balance due to a related party is to be made after 2025. As a result, the amount has been reclassified as a non-current liability.

Bank Indebtedness

As of December 31, 2024, our bank indebtedness amounted to an aggregate of approximately USD0.3 million, all of which is denominated in Singapore dollars and bears interest at a fixed rate of 4.5% per annum. The total bank borrowings consist of approximately US$0.2 million classified as current liabilities and approximately USD0.1 million classified as non-current liabilities.

As of December 31, 2023, our bank indebtedness amounted to approximately USD0.5 million, also fully denominated in Singapore dollars and bearing fixed interest rates of 4.5% per annum. Of this amount, approximately USD0.2 million was classified as current liabilities and approximately USD0.3 million as non-current liabilities.

All secured fixed rate bank loans are guaranteed by a related party of the Company.

In addition, the Company has finance lease liabilities arising from a motor vehicle acquired in July 2023 under a 60-month lease agreement. The lease carries an effective interest rate of 5.43% per annum, based on a principal amount of approximately USD0.1 million. As of December 31, 2024, the present value of lease liabilities stood at approximately USD0.1 million, comprising approximately USD0.03 million classified as current and approximately USD0.07 million as non-current.

Income tax payable

As of December 31, 2024, income tax payable decreased to approximately USD0.03 million, from approximately USD0.7 million as of December 31, 2023, primarily due to tax payments made during the year and lower taxable income.

Commitments

Capital commitments

As of December 31, 2023 and 2024, our Group did not have any capital commitments.

Capital Expenditures

For the year ended December 31, 2024, the Company recorded minimal capital expenditures of approximately USD5,334, mainly for office equipment and computers used for daily operations. There were no major capital investments during the year.

For the year ended December 31, 2023, the Company recorded capital expenditures of approximately USD0.3 million, primarily driven by the purchase of a company vehicle through finance lease and accounting and operation software to support operational needs.

All capital expenditures were funded through internally generated funds and finance lease during the years ended December 31, 2023 and 2024.

Divestments

Our Company did not make any divestments during the fiscal years ended December 31, 2023 and 2024, and through to the date of this annual report.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or, to the knowledge of management, threatened claims and litigation as of December 31, 2023 and 2024 and through the date of this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Ms. Li Peng Leck	53	Executive Chairwoman and Executive Director (Principal Executive Officer)
Ms. Abbie Jillia Lee	42	Chief Administrative Officer and Executive Director
Ms. Ai Imm Lim	50	Group Financial Controller (Principal Accounting and Financial Officer)
Mr. Rui Wang(1)	45	Non-Executive and Independent Director
Mr. Khor Khie Liem Alex	56	Non-Executive and Independent Director
Mr. Long Jia Kwang	46	Non-Executive and Independent Director

(1)	Mr. Boon Chay Lim, an independent director of the Company, a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the Board, and the chairperson of the nominating and corporate governance committee of the Board, notified the Company of his resignation as a director for personal reasons, effective August 1, 2024. Mr. Boon Chay Lim’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. On August 1, 2024, the Board appointed Mr. Rui Wang as (i) an independent director of the Company, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and the chairperson of the nominating and corporate governance committee of the Board. The foregoing appointment is intended to fill the vacancy created by Mr. Boon Chay Lim’s departure.

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

Mr. Rui Wang has served as our Non-Executive and Independent Director since August 2024. He is a seasoned attorney specializing in domestic and international dispute resolutions, cross-border mergers and acquisitions, initial public offerings, and foreign investments in China. Mr. Wang has served as a partner at Beijing Longan (Shenyang) Law Firm since July 2018. Prior to that, he served as a partner at Liaoning Changfeng Law Firm from May 2010 to July 2018. Mr. Wang is an arbitrator of Shenyang Arbitration Commission, a member of the Foreign-related law & Free Trade Zone Committee of Liaoning Lawyer’s Association & Shenyang Lawyer’s Association, and a member of the Profession Interaction & Foreign Affairs Committee of Shenyang Lawyer’s Association. Mr. Wang earned his bachelor’s degree in law from Shenyang University in March 2006.

Mr. Khor Khie Liem Alex has served as the Company’s independent director since November 2023. Mr. Khor has more than 26 years of experience in finance, capital markets, financial reporting and financial compliance. Since July 2004, Mr. Khor has served as the executive director of KBS Capital Partners (S) Pte. Ltd. (“KBS Capital”), a company founded by him. KBS Capital specializes in providing accounting, tax, company secretarial compliance and corporate advisory services for various transactions, including IPO, M&A and project financing. Mr. Khor has been an independent non-executive director and audit committee chairman of Sanai Health Industry Group Company Ltd (HK01889) since February 2021 and has been an independent non-executive director and nomination committee chairman of Pa Shun International Holdings Limited (HK0754) since March 2023 and independent non-executive director and audit committee chairman of JLogo Holdings Limited (HK8527) since April 2024. Mr. Khor was admitted as an associate and a fellow member of Association of Chartered Certified Accountants, UK in 1999 and 2002, respectively. Mr. Khor graduated with a Master of Business Administration from University of Leicester, UK in 2004. Mr. Khor is a Chartered Accountant of both of the Institute of Singapore Chartered Accountants and Malaysian Institute of Accountants.

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

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of US$414,590, as compensation to our directors, and our executive officers. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2023, and 2024, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated US$29,649 and US$31,503 for officers and directors.

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

Audit Committee. Our audit committee consists of Mr. Long Jia Kwang, Mr. Khor Khie Liem Alex and Mr. Rui Wang. Mr. Khor Khie Liem Alex serves as the chairperson of our audit committee. We have determined that each of our independent directors also satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Khor Khie Liem Alex qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Long Jia Kwang, Mr. Khor Khie Liem Alex and Mr. Rui Wang. Mr. Long Jia Kwang serves as the chairperson of our compensation committee. We have determined that each of our independent directors also satisfies the “independence” requirements of Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Long Jia Kwang, Mr. Khor Khie Liem Alex and Mr. Rui Wang. Mr. Rui Wang serves as the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

•	each of our directors and executive officers; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Li Peng Leck(2)	16,514,981	67.40%
Ai Imm Lim	–	–
Abbie Jillia Lee	–	–
Boon Chay Lim (4)	–	–
Mr. Rui Wang (5)	–	–
Khor Khie Liem Alex	–	–
Long Jia Kwang	–	–
All directors and executive officers as a group (six individuals):	16,514,981	67.40%

5% Shareholders:
Davis & KT Holdings Pte. Ltd.(3)	15,056,700	61.45%
Mr. Lek Pow Sheng, Pauson	1,458,281	5.95%

(1)	Unless otherwise indicated, the business address of each of the individuals is 10 Bukit Batok Crescent, #10-01, The Spire, Singapore.

(2)	The number of Ordinary Shares beneficially owned represents i) 15,056,700 Ordinary Shares held by Ms. Li Peng Leck through Davis & KT Holdings Pte. Ltd., in which Li Peng Leck is considered the controlling person and holds 100% voting and dispositive power over those shares and (ii) 21,458,281 ordinary shares directly held by Lek Pow Sheng, Pauson, who is the nephew of Li Peng Leck. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Lek Pow Sheng, Pauson.

(3)	The number of Ordinary Shares beneficially owned represents 15,056,700 Ordinary Shares held by Davis & KT Holdings Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore. Ms. Li Peng Leck is considered the controlling person of this entity. The registered address of Davis & KT Holdings Pte. Ltd. is 10 Bukit Batok Crescent, #10-01, The Spire, Singapore.

(4)	Mr. Boon Chay Lim, an independent director of the Company, a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the Board, and the chairperson of the nominating and corporate governance committee of the Board, notified the Company of his resignation as a director for personal reasons, effective August 1, 2024. Mr. Boon Chay Lim’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

(5)	On August 1, 2024, the Board appointed Mr. Rui Wang as (i) an independent director of the Company, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and the chairperson of the nominating and corporate governance committee of the Board.

As of the date of this annual report, approximately 29.66% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Mr. Tan Choo Kiat	Former director of Maxwill (Asia) (resigned on February 18, 2022), and spouse of our Director Ms. Li Peng Leck
Ms. Li Peng Leck	Director of the Company
Ms. Abbie Jillia Lee	Director of the Company
Mr. Siua Chern Yong	Director of the subsidiary, Maxwill (Asia) Pte. Ltd.
Mr. Wang Rui	Director of the Company
Mr. Khor Khie Liam Alex	Director of the Company
Mr. Long Jia Kwang	Director of the Company
Carfax Commodities (Asia) Pte. Ltd.	An entity controlled by Mr. Tan Choo Kiat with 25% shareholdings
Maxautoway Credit Pte Ltd	An entity controlled by Mr. Tan Choo Kiat with 100% shareholdings
Mai Wei Xiamen Trading Co. Ltd	An entity controlled by Mr. Tan Choo Kiat with 100% shareholdings
Davis Commodities (Thailand) Co. Ltd.	An entity controlled by Mr. Tan Choo Kiat with 49% shareholdings
Maxwill International Sdn Bhd	An entity controlled by Mr. Tan Choo Kiat with 40% shareholdings

a.	Due (to)/from related parties

Due (to)/from related parties consisted of the following:

Name	December 31, 2024
Mr. Tan Choo Kiat	US$	(1,095,630)
Maxautoway Credit Pte Ltd	US$	(452,865)
Davis Commodities (Thailand) Co Ltd	US$	(92,236)
Carfax Commodities (Asia) Pte Ltd	US$	6,291,237
Mai Wei (Xiamen) Trading Co Ltd	US$	408,988
Maxwill International Sdn Bhd	US$	30,000

As of December 31, 2024, the balance due to a related party amounted to US$1,095,630, which is unsecured, with an interest rate of 10% per annum and no fixed term of repayment.

As of December 31, 2024, the balance due to a related party amounted to US$452,865. The amount was unsecured, non-interest bearing, and fully repaid on January 8, 2025.

As of December 31, 2024, the balance due to a related party amounted to US$92,236, representing expenses incurred in the normal course of operation in support of the head office.

As of December 31, 2024, the balance due by a related party amounted US$408,988, representing trade sales made during the year.

As of December 31, 2024, the balance due by a related party amounted to US$30,000, representing refundable deposit paid in the normal course of operation.

Maxwill (Asia) (the “Lender”) had granted a convertible loan to Carfax Commodities (Asia) Pte. Ltd. (the “Borrower”) pursuant to a convertible loan agreement dated on November 30, 2020 (the “2020 Convertible Loan Agreement”), pursuant to which, the loan amount (capped at US$4,500,000) was granted by the Lender to the Borrower, with compounded interest to accrue at the rate prescribed by the Inland Revenue Authority of Singapore. The parties agreed to terminate the 2020 Convertible Loan Agreement with effect from November 30, 2023 and entered into a renewed loan agreement on November 30, 2023 (the “2023 Convertible Loan Agreement”). Pursuant to the terms of the 2023 Convertible Loan Agreement, a facility was granted by the Lender to the Borrower in the amount of up to US$6,000,000 (comprising (a) US$3,937,569, being the amount outstanding under the 2020 Convertible Loan Agreement as at November 30, 2023, and (b) US$2,062,431, being the additional loan amount, with interest to accrue on the principal amount outstanding at a rate of 6.5% per annum (the “2023 Loan”). The 2023 Loan expires on the earlier of (i) November 30, 2026 (or such other date that the Borrower and the Lender may otherwise agree in writing); and (ii) the date on which all (and not part) of the amount outstanding under the 2023 Convertible Loan Agreement is converted into ordinary shares of the Borrower. The 2023 Loan is convertible at the option of the Lender with written notice to the Borrower. As at December 31, 2024, the gross outstanding principal and interest due on the 2023 Loan was US$6,291,237.

b.	Office rental expenses paid to a related party

On January 1, 2023, Maxwill (Asia) entered into an office lease agreement with Mr. Tan Choo Kiat, the former director of Maxwill (Asia). Mr. Tan Choo Kiat is the landlord of the office premise. The lease agreement has a term of 3 years from January 1, 2023 to December 31, 2025 with monthly rent of S$4,500 (approximately US$3,366).

c.	Directors’ remuneration and fees paid to related parties

As of December 31, 2024, Ms. Leck Li Peng’s and Ms. Abbie Jillia Lee’s director remuneration was US$100,930 and US$53,756 respectively for the fiscal year ended December 31, 2024. Directors’ fees have been paid to Mr. Siua Chern Yong for our subsidiary Maxwill (Asia) Pte. Ltd. amounting to US$116,667 for the fiscal year ended December 31, 2024. As of December 31, 2024, the Company has paid US$18,000 each to Mr. Khor Khie Liem Alex and Mr. Long Jia Kwang. The Company paid US$10,500 to Mr. Lim Boon Chay, and US$7,500 to Mr. Wang Rui, who was appointed to replace Mr. Lim Boon Cha on August 1, 2024.

d.	Related party remuneration

As of December 31, 2024, the remuneration of US$138,924 was paid to Mr. Tan Choo Kiat for the fiscal year ended December 31, 2024.

e.	Interest income from a related party

Maxwill (Asia) reported interest income from Carfax Commodities (Asia) Pte. Ltd. amounting to US$383,972 for the fiscal year ended December 31, 2024.

f.	Interest paid to a related party

As of December 31, 2024, the interest amounting to US$109,563 was paid to Mr. Tan Choo Kiat for the fiscal year ended December 31, 2024.

g.	Sales with a related party

As of December 31, 2024, sales to a related party in China amounting to US$5,255,810 for the fiscal year ended December 31, 2024.

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

E. Taxation

Singapore Taxation

Corporate Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

•	income accrued in or derived from Singapore; and
•	foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)	remitted to, transmitted or brought into Singapore;
(b)	used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or
(c)	used to purchase any movable property brought into Singapore.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), loan to a related party and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Executive Chairwoman and Executive Director (Principal Executive Officer) and Group Financial Controller (Principal Accounting and Financial Officer), we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our Executive Chairwoman and Group Financial Controller concluded that our disclosure controls and procedures as of December 31, 2024 were ineffective.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Onestop Assurance PAC and AOGB CPA Limited, our independent registered public accounting firm for the respective periods indicated.

Onestop Assurance PAC

	For the Years Ended December 31,
	2024	2023
Audit fees(1)	$–	$190,000
Audit-Related fees	–	–
Tax fees	–	–
All other fees(2)	24,000	9,500
Total	$24,000	$199,500

AOGB CPA Limited

	For the Years Ended December 31,
	2024	2023
Audit fees(1)	$159,000	$–
Audit-Related fees	–	–
Tax fees	–	–
All other fees(2)	6,000	–
Total	$165,000	$–

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, and review of the interim financial statements.

(2)	means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with, review and consent of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by the independent auditors as described above, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 30, 2024, the audit committee of the board of directors of the Company recommended, and the board of directors of the Company approved, the change of the Company’s independent auditor to AOGB CPA Limited (“AOGB”), in place of Onestop Assurance PAC (“Onestop”). The termination of the engagement with Onestop became effective from August 30, 2024, and the engagement of AOGB as the independent auditor of the Company became effective from August 30, 2024.

Onestop’s report on the Company’s financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through August 30, 2024, there were no disagreements with Onestop on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Onestop’s satisfaction, would have caused Onestop to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through August 30, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the ineffective disclosure controls and procedures reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2024.

The Company has provided Onestop with a copy of the above disclosure and requested that Onestop furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Onestop’s letter is filed herewith as Exhibit 15.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of AOGB, neither the Company, nor someone on behalf of the Company, has consulted AOGB regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that AOGB concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted AOGB regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Davis Commodities Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.3	Exclusive Distribution Agreement by and between Thai Roong Ruang Sugar Group and LP Grace Pte. Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.4	Exclusive Distribution Agreement by and between Tong Seng Produce Pte. Ltd. and Maxwill Foodlink Pte. Ltd. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.5*	Tenancy Agreement, by and between Maxwill (Asia) Pte. Ltd. and EPG Engineering (Singapore) Pte Ltd.
8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
11.2	Insider Trading Compliance Manual of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter, dated August 30, 2024, from Onestop Assurance PAC addressed to the Commission (incorporated herein by reference to Exhibit 16.1 to the Form 6-K (File No. 001-41804), filed with the Securities and Exchange Commission on August 30, 2024)
97.1	Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Davis Commodities Limited

	By:	/s/ Li Peng Leck
Li Peng leck
Executive Chairwoman and Executive Director
(Principal Executive Officer)

Date: April 30, 2025

DAVIS COMMODITIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Davis Commodities Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Davis Commodities Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

We have served as the Company’s auditor since August 2024.

Hong Kong, Hong Kong

April 30, 2025

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

Singapore

May 15, 2024

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	1,330	678
Accounts receivable, net	15,267	7,692
Prepaid expenses and other current assets, net	6,131	3,521
Inventory	537	319
Total current assets	23,265	12,210
Property, plant and equipment	633	578
Right-of-use asset	73	37
Loan to a related party, net	5,907	5,972
Other receivable – non-current, net	–	891
Total non-current assets	6,613	7,478
TOTAL ASSETS	29,878	19,688

Liabilities
Current liabilities:
Bank loans - current	207	219
Lease payable - current	36	37
Finance lease - current	29	29
Accounts payable	14,323	9,134
Accruals and other current liabilities	3,850	2,236
Income taxes payable	713	35
Total current liabilities	19,158	11,690
Bank loans – non-current	323	103
Lease payable – non-current	38	–
Finance lease – non-current	101	72
Deferred tax liabilities	–	–
Amount due to a related party	–	1,096
Total non-current liabilities	462	1,271
TOTAL LIABILITIES	19,620	12,961

Commitments and contingencies
Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2023 and 2024; 24,500,625 shares issued and outstanding**	*	*
Additional paid-in capital	3,151	3,151
Merger reserve	1,113	1,113
Retained earnings	5,981	2,452
Accumulated other comprehensive income	13	11
Total shareholders’ equity	10,258	6,727
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	29,878	19,688

*	Denotes amount less than US$’000.
**	Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Revenues	206,717	190,724	132,369
Cost of revenues	(193,840)	(183,695)	(130,044)
Gross profit	12,877	7,029	2,325
Operating expenses:
Selling and marketing expenses	(5,307)	(2,439)	(1,723)
General and administrative expenses	(2,287)	(3,443)	(4,302)
Total operating expenses	(7,594)	(5,882)	(6,025)
Income/(loss) from operations	5,283	1,147	(3,700)

Other income/(expense):
Other income	285	198	482
Interest expense	(33)	(110)	(133)
Total other income	252	88	349
Income/(loss) before tax expense	5,535	1,235	(3,351)
Income tax expense	(920)	(149)	(178)
Net income/(loss)	4,615	1,086	(3,529)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain, net of taxes	(2)	8	(2)
Total comprehensive income/(loss)	4,613	1,094	(3,531)
Net income/(loss) per share attributable to ordinary shareholders
Basic and diluted	$0.20	$0.04	$(0.14)
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	23,250,000	24,500,625	24,500,625

*	Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares
	No. of Shares **	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Merger Reserve	Retained Earnings	Total Stockholders’ Equity
		US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance as of January 1, 2022	23,250,000	*	1,113	7	–	952	2,072
Net income	–	–	–	–	–	4,615	4,615
Foreign currency translation adjustment	–	–	–	(2)	–	–	(2)
Additional capital	–	–	*	–	–	–	*
Dividend declared	–	–	–	–	–	(672)	(672)
Merger reserve arising from reorganization	–	–	(1,113)	–	1,113	–	–
Balance as of December 31, 2022	23,250,000	*	–	5	1,113	4,895	6,013
Net income	–	–	–	–	–	1,086	1,086
Foreign currency translation adjustment	–	–	–	8	–	–	8
Issue of new shares	1,250,625	–	3,151	–	–	–	3,151
Balance as of December 31, 2023	24,500,625	*	3,151	13	1,113	5,981	10,258
Net loss	–	–	–	–	–	(3,529)	(3,529)
Foreign currency translation adjustment	–	–	–	(2)	–	–	(2)
Balance as of December 31, 2024	24,500,625	*	3,151	11	1,113	2,452	6,727

*	Denotes amount less than US$1,000
**	Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Net income/(loss)	4,615	1,086	(3,529)
Adjustments:
Depreciation and amortization	58	62	96
Unrealized loss on derivative contract at fair value	218	–	14
Allowance for expected credit losses	–	500	254
Impairment loss for damaged inventory	–	16	–
Bad trade debts written off	–	2	*
Interest expense	33	103	129
Interest expense on finance lease	–	2	4
Interest expense on lease liability	*	5	–
Interest income	(56)	(88)	(384)
	4,868	1,688	(3,416)
Changes in operating assets:
(Increase)/decrease in inventories	(2,082)	1,624	218
Decrease/(increase) in margin deposits	559	571	(41)
Decrease/(increase) of accounts and other receivables	4,146	(10,808)	9,398
(Increase)/decrease in deferred offering costs	(1,129)	1,129	–
(Decrease)/increase in accounts and other payables, and accruals	(8,727)	8,253	(6,221)
Decrease in amount due from directors	*	–	–
Decrease in operating lease liabilities	–	(3)	(37)
Increase/(decrease) in income tax payable	419	(645)	(678)
Cash (used in)/ provided by operating activities	(1,946)	1,809	(777)

Interest received	56	88	–
Purchase of property, plant and equipment	(14)	(296)	(5)
Cash provided by/(used in) investing activities	42	(208)	(5)

Advances from related parties	*	–	453
Loan to a related party	–	(5,907)	–
Issuance of share capital	*	*	–
Dividend paid	(3,001)	–	–
Net proceeds from offering	–	3,151	–
Proceeds from bank borrowings	575	–	–
Proceeds from finance lease	–	144	–
Repayment of bank borrowings	(146)	(155)	(208)
Interest paid	(33)	(28)	(82)
Principal payment of finance lease	–	(14)	(29)
Principal payment of lease liabilities	(38)	–	–
Payment of interest on finance lease	–	(2)	(4)
Payment of interest on lease liabilities	*	–	–
Cash (used in)/provided by financing activities	(2,643)	(2,811)	130

Net change in cash and cash equivalents	(4,547)	(1,210)	(652)
Cash and cash equivalents as of beginning of the year	7,087	2,540	1,330
Cash and cash equivalents as of the end of the year	2,540	1,330	678

Supplementary Cash Flows Information
Cash paid for taxes	(499)	(791)	(856)
Operating lease asset obtained in exchange for operating lease obligations	–	150	–
Dividend that was offset against loan assumed by shareholder/director	(671)	–	–

*	Denotes amount less than US$1,000

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

On September 15, 2023, Davis Commodities Pte. Ltd. was incorporated and domiciled in Singapore, as a wholly owned subsidiary of Maxwill Pte. Ltd.

Details of the subsidiaries of the Company are set out below:

Percentage of effective ownership
December 31,
Name	Date of Incorporation	2023	2024	Place of incorporation	Principal Activities
Maxwill Pte. Ltd.	November 1, 2004	100%	100%	Singapore	Holding company.

Maxwill (Asia) Pte. Ltd.	September 11, 1999	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.

LP Grace Pte. Ltd.	January 11, 2008	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.

Maxwill Foodlink Pte. Ltd.	January 15, 2004	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services. Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services.

Davis Commodities Pte. Ltd.	September 15, 2023	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services. Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services.

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

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Under this method, the Company has been treated as the holding company of the subsidiaries for the financial years presented. Accordingly, the results of the Company include the results of the subsidiaries for three-year period ended December 31, 2024, 2023 and 2022. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant periods, as a single economic enterprise, although the legal parent-subsidiary relationships may not have been established.

(c)    Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, other receivables and loan to a related party, inventory valuation, useful lives and impairment for property and plant and equipment. Actual results could vary from the estimates and assumptions that were used.

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

(e)    Foreign currency translation and transaction and Convenience translation

The accompanying consolidated financial statements are presented in U.S. dollar (“US$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries, Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd., Davis Commodities Pte. Ltd. and Maxwill Pte. Ltd. are the U.S. dollar. Maxwill Foodlink Pte. Ltd. uses the Singapore dollar as its functional currency.

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

	December 31,
	2023	2024
US$ to S$ Year End	1.3465	1.3435
US$ to S$ Average Rate	1.3578	1.3367

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

Cash and cash equivalents, accounts receivable, other current assets, other receivables, loan to a related party, bank loans, lease payable, finance lease, amount due to a related party, accounts payables, accruals and other current liabilities are financial assets and liabilities. As at December 31, 2024, other than the unrealized losses on commodity future contracts measured at fair value (included in accruals and other current liabilities), the carrying amount of these financial instruments are approximated to their respective fair values. The commodity future contracts are derivative instruments that are marked to fair value and are accounted for as under Level 2.

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

Periodically, the Company may carry cash balances at financial institutions in excess of the respective subsidiaries’ government insured limits in Singapore, which were S$75,000 per institution as of December 31, 2023 and increased to S$100,000 per institution as of December 31, 2024. The amount in excess of government insurance as of December 31, 2024 and 2023, was approximately S$576,798 and S$1,297,238, respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

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

(l)     Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2024 and 2023.

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

For the sale of sugar, rice and fat and oil products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions, including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location, at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a transport document such as a bill of lading or delivery order. The Company recognizes gross product revenue at a time when the control of products or services is transferred to customers. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from the date of delivery.

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

Revenue from rental of investment property

In accordance with ASC 842 Lease Topics, the Company accounts for the rental of investment property as operating leases where, lease income from the perspective of lessor is recognized on the Company’s statement of income on a straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to lease the investment property to the lessee, and to ensure that the investment property is available for use over the life of the lease contract. Rental income from investment property included in Other Income amounted to US$27,086, US$26,637 and US$19,125 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

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

(r)     Operating leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability - current, and operating lease liability - non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t)    Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(u)     Recent accounting pronouncements

Recent Adopted Standards

On October 28, 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this Update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: (1) recognition of an acquired contract liability, and (2) payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU’s amendments are effective in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities, and are effective in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for all other entities. The Company has adopted this guidance and the application has had no material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company has adopted this guidance and the application has had no material impact on the financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company has adopted this guidance and the application has had no material impact on the financial position, results of operations and cash flows.

Recent Accounting Pronouncements

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

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2023	2024
	US$’000	US$’000
Accounts receivable	15,769	7,842
Bad debts written off	(2)	–
Allowance for expected credit losses	(500)	(150)
Accounts receivable, net	15,267	7,692

The movements in the allowance for expected credit losses for the years ended December 31, 2023 and 2024 were as follows:

	December 31,
	2023	2024
	US$’000	US$’000
Balance at beginning of the year	–	500
Addition	500	132
Reversal	–	(482)
Balance at end of the year	500	150

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	December 31,
	2023	2024
	US$’000	US$’000
Within 30 days	5,933	4,694
Between 31 and 60 days	3,543	1,672
Between 61 and 90 days	2,049	690
More than 90 days	3,742	636
	15,267	7,692

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	December 31,
	2023	2024
	US$’000	US$’000
Deposits	11	6
GST receivable	41	7
Margin deposits *	25	66
Other receivables – Third parties**	32	337
Other receivables – Related party	30	30
Prepayment to suppliers – Third parties***	5,992	3,075
	6,131	3,521

___________________

*	Margin deposits relate to deposits placed with Phillip Nova Pte. Ltd. for derivative instruments entered into for the purpose of managing the Company’s commodity price risk (Note 15).
**	The balance mainly represent current portion of the other receivables reclassified from prepayments made to suppliers. Certain prepayments to two suppliers made in 2023 of US$1,475,566 was reclassified to other receivables as the procurement agreements were cancelled. A repayment schedule was agreed with the suppliers in 2024 and the portion to be settled after 2025 was reclassified as “Other receivables - non-current, net” accordingly. As at December 31, 2024, allowance for expected credit losses of US$284,364 was provided for these other receivables.
***	The amounts represent payments made to third parties for forthcoming goods and services to be derived at the end of the contract term.

5. INVENTORY

	December 31,
	2023	2024
	US$’000	US$’000
Finished goods	553	319
Impairment loss for damaged finished goods	(16)	–
	537	319

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consists of the following:

	December 31,
	2023	2024
	US$’000	US$’000
Investment property	442	442
Computer software	225	229
Renovation	87	87
Office equipment	15	16
Furniture and fittings	34	34
Motor vehicle	239	239
Subtotal	1,042	1,047
Accumulated depreciation	(409)	(469)
Property, plant and equipment, net	633	578

Depreciation expense was US$62,217 and US$60,430 for the years ended December 31, 2023 and 2024, respectively.

7. NON-CURRENT ASSETS – LOAN TO A RELATED PARTY, NET

	December 31,
	2023	2024
	US$’000	US$’000
Loan to a related party	5,907	6,291
Allowance for expected credit losses	–	(319)
Loan to a related party	5,907	5,972

Maxwill (Asia) Pte. Ltd. (the “Lender”) had granted a convertible loan to Carfax Commodities (Asia) Pte. Ltd. (the “Borrower”) pursuant to a convertible loan agreement dated on November 30, 2020 (the “2020 Convertible Loan Agreement”), pursuant to which the loan amount (capped at US$4,500,000) was granted by the Lender to the Borrower, with compounded interest to accrue at the rate prescribed by the Inland Revenue Authority of Singapore. The parties agreed to terminate the 2020 Convertible Loan Agreement with effect from November 30, 2023 and entered into a renewed loan agreement on November 30, 2023 (the “2023 Convertible Loan Agreement”). Pursuant to the terms of the 2023 Convertible Loan Agreement, a facility was granted by the Lender to the Borrower in the amount of up to US$6,000,000 (comprising (a) US$3,937,569, being the amount outstanding under the 2020 Convertible Loan Agreement as at November 30, 2023, and (b) US$2,062,431, being the additional loan amount), with interest to accrue on the principal amount outstanding at a rate of 6.5% per annum (the “2023 Loan”). The 2023 Loan expires on the earlier of (i) November 30, 2026 (or such other date that the Borrower and the Lender may otherwise agree in writing); and (ii) the date on which all (and not part) of the amount outstanding under the 2023 Convertible Loan Agreement is converted into ordinary shares of the Borrower. The 2023 Loan is convertible at the option of the Lender with written notice to the Borrower. As at December 31, 2024, the outstanding principal and interest on the 2023 Loan was US$6,291,237.

8. LEASES

Operating lease

As of December 31, 2024, the Company had operating lease for its office. The remaining lease terms are 1 year. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2024, the weighted average remaining lease term was 1 year (2023: two years) and the weighted average discount rate was 5.25% (2023: 5.52%). Cash paid for operating lease included in the operating cash flows is US$40,406 during the year.

The following table presents the operating lease related assets and liabilities recorded on the Company’s consolidated balance sheet.

	December 31,
	2023	2024
	US$’000	US$’000
Right-of-use asset	259	259
Accumulated depreciation	(186)	(222)
Right-of-use asset, net	73	37

	December 31,
	2023	2024
	US$’000	US$’000
Operating lease liabilities
Current portion	36	37
Non-current portion	38	–
Total operating lease liabilities	74	37

The following table summarizes the maturity of operating lease liabilities as of December 31, 2024:

2024
Future payment	US$’000
2025	38
Total	38
Imputed interest	(1)
Present value of lease liabilities	37

Finance lease

On July 17, 2023, the Company acquired a vehicle through a finance lease agreement. The agreement entails 60 monthly installments, with an interest rate of 5.43% per annum, based on principal amount of US$144,356. As of December 31, 2023 and 2024, the weighted average remaining lease term was 4.5 years and 3.5 years.

The following table presents the finance lease related assets and liabilities recorded on the Company’s consolidated balance sheets.

	December 31,
	2023	2024
	US$’000	US$’000
Motor vehicle	239	239
Accumulated depreciation	(24)	(48)
Motor vehicle, net	215	191

	December 31,
	2023	2024
	US$’000	US$’000
Finance lease liabilities
Current portion	29	29
Non-current portion	101	72
Total finance lease liabilities	130	101

The following table summarizes the maturity of finance lease liabilities as of December 31, 2024:

2024
US$’000
2025	33
2026	33
2027	33
2028	16
Total	115
Imputed interest	(14)
Present value of lease liabilities	101

9. BANK LOANS

The bank loans as of December 31, 2023 and 2024 are set out below:

Bank loans	Currency	Period	Effective Interest rate	Carrying amount
				US$’000
Secured fixed rate bank loan	SGD	2026	4.5%	163
Secured fixed rate bank loan	SGD	2027	4.5%	96
Secured fixed rate bank loan	SGD	2026	4.5%	271
December 31, 2023				530

Secured fixed rate bank loan	SGD	2026	4.5%	111
Secured fixed rate bank loan	SGD	2027	4.5%	66
Secured fixed rate bank loan	SGD	2026	4.5%	145
December 31, 2024				322

The secured fixed rate bank loan is guaranteed by a related party of the Company.

Bank loans	Carrying amount	Within 1 year	2025	2026	2027
	US$’000	US$’000	US$’000	US$’000	US$’000
Secured fixed rate bank loan	163	52	54	57	–
Secured fixed rate bank loan	96	30	31	32	3
Secured fixed rate bank loan	271	125	135	11	–
December 31, 2023	530	207	220	100	3

	Carrying amount	Within 1 year	2026	2027
	US$’000	US$’000	US$’000	US$’000
Secured fixed rate bank loan	111	54	57	–
Secured fixed rate bank loan	66	31	32	3
Secured fixed rate bank loan	145	134	11	–
December 31, 2024	322	219	100	3

10. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31,
	2023	2024
	US$’000	US$’000
Accrued operating expenses	669	1,145
Deposits	204	204
Advances from customers	1,870	323
Unrealized losses on commodity future contracts, at fair value	–	14
GST payables	6	5
Other payables – Third parties	5	–
Other payables – Related parties *	1,096	545
	3,850	2,236

*	The amounts due to related parties are unsecured, including:
1)

On January 1, 2023, an agreement was entered into with the spouse of the Chairwoman and executive director for a loan of US$1,500,000 to the Company. The loan bears interest at 10% per annum and has no fixed term of repayment. Partial repayments were made during the year ended December 31, 2023, and the outstanding balance as of December 31, 2023 and 2024, was US$1,095,630; On December 31, 2024, supplementary agreement was signed, under which repayment of the outstanding balance is to be made after 2025 or at a later date. As a result, the amount has been reclassified as a non-current liability under the amount due to a related party;

2)	The Company had received advances of US$452,865 from another related party, which were free of interest and fully repaid on January 8, 2025; and
3)	Payables to the Company’s overseas office, which is a related party, represented certain expenses paid by the overseas office on behalf of the Company in the normal course of its operation.

11. DEFERRED TAX ASSETS/ LIABILITIES

December 31,
	2023	2024
	US$’000	US$’000
Deferred tax assets	–	–
Deferred tax liabilities	–	–

Following are the major deferred tax assets and liabilities recognized by the Company:

	Provisions	Tax losses	Total
	US$’000	US$’000	US$’000
As of January 1,2022	1	–	1
Recognized in statement of operation	–	–	–
As of December 31,2022	1	–	1
Reversal of tax liabilities	(1)	–	(1)
As of December 31, 2023	–	–	–
Reversal of tax liabilities	–	–	–
As of December 31, 2024	–	–	–

12. EQUITY

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions in 2023 resulting in 23,250,000 ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On September 21, 2023, the Company issued 1,250,625 ordinary shares pursuant to the initial public offering.

13. REVENUES BY PRODUCT

	December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Sale of sugar	154,757	116,443	86,599
Sale of rice	34,200	26,440	18,680
Sale of oils and fats products	17,568	47,623	26,642
Sale of others	192	218	448
	206,717	190,724	132,369

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

The following table presents summary information by product type for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the year ended December 31, 2024
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	86,599	18,680	26,642	448	132,369
Gross Profit	1,209	98	969	49	2,325

	For the year ended December 31, 2023
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	116,443	26,440	47,623	218	190,724
Gross Profit	3,333	1,115	2,558	23	7,029

	For the year ended December 31, 2022
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	154,757	34,200	17,568	192	206,717
Gross Profit	9,686	2,100	1,079	12	12,877

The following table presents summary information by geographic region for the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

	For the year ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Africa	56,863	80,637	68,448
China	16,629	17,731	11,957
Indonesia	79,645	22,502	12,672
Vietnam	28,663	9,109	6,999
Philippines	3,237	19,372	2,850
Thailand	1,980	13,119	12,989
Singapore	8,808	18,889	10,105
Other countries	10,892	9,365	6,349
Total	206,717	190,724	132,369

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2024
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	86,599	18,680	26,642	448	132,369

	For the year ended December 31, 2023
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	116,443	26,440	47,623	218	190,724

	For the year ended December 31, 2022
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	154,757	34,200	17,568	192	206,717

All assets and operations of the Company are located in Singapore, and accordingly, no segmental analysis of segment assets is presented.

14. INCOME TAX EXPENSES

Caymans Islands

The Company is domiciled in the Cayman Islands. This locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The Company’s subsidiaries, Maxwill Pte. Ltd., Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd., Maxwill Foodlink Pte. Ltd. and Davis Commodities Pte. Ltd., are considered Singapore tax resident enterprises under Singapore tax laws. Accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2023: 17%).

The income tax provision consists of the following components:

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Income tax:
Current year	920	150	15
Underprovision in prior year	–	–	163
Deferred tax	–	(1)	–
Income tax expense	920	149	178

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2023: 17%) to profit before income tax as a result of the following differences:

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Income/(loss) before tax expenses:	5,535	1,235	(3,351)

Tax at the domestic income tax rate	941	210	(570)
Tax effect of expenses that are not deductible in determining taxable profit	12	21	142
Non-taxable incomes	(6)	(7)	*
Tax exemption	(26)	(15)	(15)
Tax losses claimed	–	–	473
Tax rebate	–	–	(15)
Capital allowances and rebate	(1)	(155)	–
Others	–	95	163
	920	149	178

_______________

*	denotes amount less than US$1,000.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative instruments to manage commodity price risk. The Company enters into derivatives to economically hedge its exposure against adverse fluctuations of commodity prices. Generally, derivative instruments are recorded at fair value in other current assets or current liabilities in the Company’s consolidated balance sheets.

The Company’s current assets and liabilities that were accounted for at fair value:

	As of December 31,
	2023	2024
	US$’000	US$’000
Current Asset
Unrealized gain on commodity future contracts	–	–
Current Liability
Unrealized loss on commodity future contracts	–	14

The Company estimates fair values based on exchange quoted prices from broker market transactions. In such cases, these derivative contracts are classified within Level 2.

The Effect of Derivative Instruments on the Consolidated Statements of Income

The table below summarizes the net effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2022, 2023 and 2024.

	Years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Income statement classification
Cost of revenues	(55)	831	(27)

16. CREDIT FACILITIES

On October 21, 2024, the subsidiary Davis Commodities Pte. Ltd., has access to trade financing facilities with an aggregate limit of S$10 million (approximately U$7,443,245) from a financial institution. These facilities include Letter of Credit, Trust Receipts, Export Letters of Credit, Bills of Exchange Purchased, Export Invoice Financing and Bulk Receivables Financing. Interest rates applicable to the facilities range from 2.00% to 2.50% per annum over the relevant reference rates (SORA In Advance for SGD denominated bills and CME Term SOFR for USD drawdowns).

The facilities are secured by a corporate guarantee executed by the Company, a fixed charge over the Company’s Sales Collection Account, a first deed of debenture over all goods and receivables financed by the bank, and an assignment and charge over contracts and proceeds financed under the facility.

As of December 31, 2024, the Company had not drawn down on any of the trade financing facilities.

17. RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the Company’s transactions and arrangements are with related parties and the effect of these on the basis determined between parties is reflected in these consolidated financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

The following transactions took place between the Company and its related parties during the year:

	December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Interest income from a related party	56	88	384
Loans assumed by a director	671	–	–
Directors’ remuneration	113	150	155
Directors’ fees of the subsidiary	135	125	117
Directors’ fees of the Company	–	9	54
Related party remuneration	111	138	139
Rental expense paid to a related party	39	40	40
Interest paid to a related party	–	75	110
Loan from related parties	–	1,096	453
Sales with a related party	–	1,785	5,256

18. CONCENTRATIONS AND RISKS

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

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Customer A	40,824	19,326	N/A(i)
Customer B	38,821	N/A(i)	N/A(i)
Customer C	N/A(i)	N/A(i)	27,560

_______________

(i)	Revenue from the relevant customer was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2023	2024
	US$’000	US$’000
Customer D	3,806	N/A(ii)
Customer E	1,785	N/A(ii)
Customer F	N/A(ii)	2,204

_______________

(ii)	Accounts receivable from relevant customers was less than 10% of the Company’s total accounts receivable for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Supplier A	N/A(iii)	20,470	13,241
Supplier B	36,928	N/A(iii)	N/A(iii)
Supplier C	35,071	N/A(iii)	N/A(iii)
Supplier D	N/A(iii)	21,433	N/A(iii)
Supplier E	N/A(iii)	19,430	N/A(iii)
Supplier F	N/A(iii)	N/A(iii)	22,321
Supplier G	N/A(iii)	N/A(iii)	14,167

_______________

(iii)	Purchase from relevant suppliers was less than 10% of the Company’s total purchase for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2023	2024
	US$’000	US$’000
Supplier H	1,482	N/A(iv)
Supplier G	1,470	1,726
Supplier J	1,696	N/A(iv)
Supplier F	N/A(iv)	3,370

________________

(iv)	Accounts payable from relevant suppliers was less than 10% of the Company’s total accounts payable for the respective year.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivable, other receivables, loan to a related party and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

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

19. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2023 and 2024 and through the issuance date of these consolidated financial statements.

20. SUBSEQUENT EVENTS

The Company has assessed the subsequent events from December 31, 2024 through April 30, 2025, which is the date of the consolidated financial statements were available to be issued. There were no additional material reportable subsequent events that need to be disclosed, except that on March 24, 2025, the Company submitted a registration statement on Form F-3 to the U.S. Securities and Exchange Commission for a follow-on offering, which became effective.

