Form 20-F/A
period 2024-12-31
DAVIS COMMODITIES Ltd
filed 2025-12-30
CIK 1949478

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

Davis Commodities Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), is filing this Amendment No. 1 (the “Amendment No. 1”) on Form 20/A to amend its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Original Form 20-F”), which was originally filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025.

This Amendment No. 1 is being filed solely to include (i) Exhibit 15.1 (Consent of AOGB CPA Limited (“AOGB”)) which was inadvertently omitted in the Original Form 20-F, and (ii) Exhibit 15.2 (Consent of Onestop Assurance PAC (“Onestop”)) which was inadvertently omitted in the Original Form 20-F. These consents are included with this Amendment No. 1.

This Amendment No. 1 speaks as of the date of the Original Form 20-F. Except as described above, the Company has not modified or updated disclosures made in the Original Form 20-F in this Amendment No. 1. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of the Original Form 20-F or modify or update any disclosures affected by subsequent events.

This Amendment No. 1 consists of a cover page, this explanatory note, the signature page, Exhibits 12.1 and 12.2 (new certifications by the Company’s principal executive officer and principal financial officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended) and the updated Exhibits 15.1 and 15.2.

2

PART III

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
2.2#	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.3	Exclusive Distribution Agreement by and between Thai Roong Ruang Sugar Group and LP Grace Pte. Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.4	Exclusive Distribution Agreement by and between Tong Seng Produce Pte. Ltd. and Maxwill Foodlink Pte. Ltd. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.5#	Tenancy Agreement, by and between Maxwill (Asia) Pte. Ltd. and EPG Engineering (Singapore) Pte Ltd.
8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
11.2	Insider Trading Compliance Manual of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AOGB CPA Limited
15.2*	Consent of OneStop Assurance PAC
97.1	Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

# Incorporated by reference to Exhibits to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.

*Filed with this Amendment No. 1 to the annual report on Form 20-F

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Davis Commodities Limited

	By:	/s/ Li Peng Leck
Li Peng Leck
Executive Chairwoman and Executive Director
(Principal Executive Officer)

Date: December 30, 2025

4