Form 20-F/A
period 2024-12-31
DAVIS COMMODITIES Ltd
filed 2026-01-14
CIK 1949478

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

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

Ai Imm Lim, Group Financial Controller

Telephone: +65 6896 5333

Email: imm@daviscl.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	DTCK	The Nasdaq Stock Market LLC

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

Davis Commodities Limited (the “Company”) is filing this Amendment No. 2 (“Amendment No. 2”) to our Annual Report on Form 20-F, as amended (the “Original Filing”), for the fiscal year ended December 31, 2024, to include Exhibit 10.1, which was inadvertently omitted in the Original Filing, and to update the exhibit index in Item 19.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required by Rule 13a-14(a) under the Exchange Act are also being filed as exhibits to this Amendment.

Other than expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 2 reflect any events that have occurred after the Original Filing was filed.

2

PART III

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on April 30, 2025)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.3	Exclusive Distribution Agreement by and between Thai Roong Ruang Sugar Group and LP Grace Pte. Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.4	Exclusive Distribution Agreement by and between Tong Seng Produce Pte. Ltd. and Maxwill Foodlink Pte. Ltd. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.5	Tenancy Agreement, by and between Maxwill (Asia) Pte. Ltd. and EPG Engineering (Singapore) Pte Ltd. (incorporated herein by reference to Exhibit 4.5 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on April 30, 2025)
8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
10.1*^	Renewal Convertible Loan Agreement, dated November 30, 2023, by and between Maxwill (Asia) Pte. Ltd. and Carfax Commodities (Asia) Pte. Ltd.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
11.2	Insider Trading Compliance Manual of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter, dated August 30, 2024, from Onestop Assurance PAC addressed to the Commission (incorporated herein by reference to Exhibit 16.1 to the Form 6-K (File No. 001-41804), filed with the Securities and Exchange Commission on August 30, 2024)
97.1	Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
^	Certain portions of this exhibit are omitted pursuant to Item 601(b)(10)(iv) of Regulations S-K because they are not material and are the type that the registrant treats as private or confidential. The Registrant hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Davis Commodities Limited

	By:	/s/ Li Peng Leck
Li Peng Leck
Executive Chairwoman and Executive Director
(Principal Executive Officer)

Date: January 14, 2026

4