Form 20-F
period 2025-12-31
DAVIS COMMODITIES Ltd
filed 2026-05-15
CIK 1949478

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ai Imm Lim, Group Financial Controller

Telephone: +65 6896 5333

Email: imm@daviscl.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	DTCKF(1)	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

(1) On March 25, 2026, trading of the Class A Ordinary Shares was suspended on Nasdaq Capital Market. As of the date of this annual report, the Class A Ordinary Shares are quoted on the OTC Markets under the symbol “DTCKF.”

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, the Company had issued and outstanding 10,855,694 Class A Ordinary Shares, par value $0.000000430108 per share, and 16,514,981 Class B Ordinary Shares, par value $0.000000430108 per share.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

•	“Class A Ordinary Shares” are to the class A ordinary shares of Davis Commodities Limited;

•	“Class B Ordinary Shares” are to the class B ordinary shares of Davis Commodities Limited;

•	“Davis Commodities” are to Davis Commodities Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

•	“Davis Commodities (Singapore)” are to Davis Commodities Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is wholly owned by Maxwill (as defined below);

•	“LP Grace” are to LP Grace Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Maxwill (as defined below);

•	“Maxwill” are to Maxwill Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Davis Commodities Limited;

•	“Maxwill (Asia)” are to Maxwill (Asia) Pte Ltd, a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Maxwill;

•	“Maxwill Foodlink” are to Maxwill Foodlink Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Maxwill;

•	“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares, collectively;

•	“Singapore dollars,” “SGD,” and “S$” are to the legal currency of Singapore;

•	“U.S. dollars,” “US$,” “$,” and “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of Davis Commodities Limited and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Singapore dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain Singapore dollars into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2023	2024	2025
At the end of the year – SGD	SGD1.3465 to $1.00	SGD1.3435 to $1.00	SGD1.2962 to $1.00
Average rate for the year – SGD	SGD1.3578 to $1.00	SGD1.3367 to $1.00	SGD1.3114 to $1.00

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

Official and unofficial policies implemented by other countries or international organizations to limit imports from certain countries and/or exports of sugar, rice, and oil and fat products (such as the imposition of qualitative or quantitative restrictions, increased inspections and quarantines or additional requirements for sales) may affect our ability to sell such products abroad. For example, we procure raw and white sugar, and rice products from India, which has historically implemented various export restrictions on rice and sugar products such as export quotas and bans, and levies. As of the date of this annual report, export restrictions taken by the Indian government have had no adverse impact on our business, financial condition, results of operations, cash flows or prospects, because we are not dependent on suppliers from India, and we have alternative supply sources from Pakistan, Thailand and Vietnam. However, export restrictions by countries from which we procure sugar and rice or any import restrictions implemented on the commodity products by other countries or international organizations that we sell to may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. While import or export restrictions implemented by countries have not affected our ability to procure and export commodity products into the markets where our customers are based in the past, we cannot assure you that we will not encounter such disruptions in the future, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

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

We derive a significant portion of our revenue from the sale and distribution of sugar products. For the fiscal years ended December 31, 2025, 2024 and 2023, our revenue from the sale of sugar products amounted to approximately US$127.7 million, US$86.6 million and US$116.4 million, or approximately 69.3%, 65.5% and 61.0% of our revenue, respectively. For details on the sugar products distributed by our Company, please see the section entitled “Item 4. Information on the Company – B. Business Overview – Our Main Business Activities – Sugar”. Consequently, any reduction in demand or a temporary or permanent discontinuation of manufacturing of the sugar products by any of our suppliers could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

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

We strive to minimize our commodity price risks by either selling the sugar, rice, and oil and fat products on a cost-plus basis (a pricing method whereby a fixed percentage is added to the cost it takes to produce one unit of a product), or by hedging prices of the sugar products through futures contracts on the commodity exchanges. The rice and oil and fat products and others, specifically creamer and FMCG products, together accounted for approximately 30.7% of our revenue for the fiscal year ended December 31, 2025, and we sell all of the rice products and oil and fat products to our customers on a cost-plus basis. The sugar products accounted for approximately 69.3% of our revenue for the fiscal year ended December 31, 2025, and we typically pre-order sugar products from certain suppliers for the upcoming calendar year based on the annual forecasted sugar product demand. While we sell most of our sugar product volume on a cost-plus basis, we have had open positions on sugar product prices for approximately 20% of our annual sugar product volume, historically. These open positions on sugar product prices are a result of the sugar product pricing at the point of purchase from the relevant supplier possibly varying with the sugar product prices at the point of sales to our customers, and may lead to uncertainty in our sugar product margins. We mitigate against this risk by hedging the sugar products which are exposed to open positions by trading sugar futures over the futures exchanges, including the ICE Futures Europe and ICE Futures U.S. Our hedging positions enable us to fix the price of the sell future contracts at the point of purchase for the total purchase amount of the sugar products purchased from certain suppliers against adverse fluctuations in the sugar product prices and, upon maturity of such sell future contract. In addition, a buy future contract is simultaneously executed at sugar product’s spot price in order to close such sell future contract.

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

Although some of our clients and producers are located in jurisdictions that use currencies other than US$, S$ or Euros€, the majority of our trades are conducted using US$ and we have minimal trades which are conducted using € and S$. While we follow established risk management practices, we are nevertheless exposed to risks from foreign exchange rate fluctuations, since our business is dependent on imports and exports entailing large foreign exchange transactions, in currencies including the US$, S$ and €. Exchange rates between some of these currencies and the US$ in recent years have fluctuated significantly and may do so in the future, thereby impacting our results of operations and cash flows in US$ terms. However, we do not hedge our exposure to foreign exchange fluctuations through derivatives or any other means. For the fiscal years ended December 31, 2023, 2024 and 2025, we recognized a foreign exchange loss of US$1,778, US$26,256 and US$6,526, respectively. Further, given that we rely on the importation of commodity products, any adverse movement in currency exchange rates may result in an increase in the costs of the commodity products that we procure, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our inability to effectively manage our growth could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

For the fiscal years ended December 31, 2023, 2024 and 2025, our total revenue was approximately US$190.7 million, US$132.4 million and US$184.2 million, respectively, representing a decrease by approximately 30.6% from fiscal year 2023 to 2024 and an increase by approximately 39.2% from fiscal year 2024 to 2025; our net profit of approximately US$1.1 million in 2023, net loss was approximately US$3.5 million in 2024 and approximately US$5.0 million in 2025, respectively, representing a decrease by approximately 425.0% from fiscal year 2023 to fiscal year 2024 and an increase by approximately 42.7% from fiscal year 2024 to fiscal year 2025. Our inability to manage our expansion effectively and execute our growth strategy in a timely manner, or within budget estimates, or our inability to meet the expectations of our customers and other stakeholders, could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. We intend to continue expanding our business. Our future prospects will depend on our ability to grow our business and operations, which could be affected by many factors, including our ability to introduce new products and maintain the quality of the products, general political and economic conditions, government policies or strategies in respect of specific industries, prevailing interest rates, price of commodity products we procure, energy supply and currency exchange rates.

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

While such risks may be controlled, albeit not eliminated, by adherence to good manufacturing practices and finished product testing, we have little control over the manufacturing processes of our suppliers or their third-party manufacturers. We cannot assure you that there will not be incidents of contaminated products or ingredients in the future which may result in product liability claims, product recalls and negative publicity. Such product liability claims may also result legal proceedings brought against us by our consumers, distributors and government agencies. If we are made a party to product liability proceedings, we may incur considerable expenses in defending such claims which would also require the diversion of management’s attention and the diversion of significant resources away from our core profitable business areas. For the fiscal years ended December 31, 2023, 2024 and 2025, we did not incur any costs associated with product liability claims. We do not maintain product liability insurance coverage for our domestic and international markets. We are, accordingly, not able to claim any losses and/or receive compensation from insurers in connection with any product liability claims. Any product recalls, product liability claims or adverse regulatory action may adversely affect our reputation and brand image, as well as entail significant costs, which could adversely affect our reputation, business, financial condition, results of operations, cash flows and prospects.

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

Notwithstanding the above, the total outstanding debt facilities our Company had with these lenders amounted to approximately US$65,000 as of April 30, 2026. Our cash and cash balances position as of December 31, 2025 amounted to approximately US$1,401,000. In the event that all our borrowings require immediate repayment, our directors and management believe that the total amounts can be repaid without severely affecting our cash flows and/or operations.

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

Risks Related to Our Class A Ordinary Shares and the Trading Market

We are a “controlled company” within the meaning of Nasdaq rules and we qualify for and may rely on exemptions from certain corporate governance requirements in the future.

As of the date of this annual report, our Executive Chairwoman and Executive Director, Ms. Li Peng Leck, beneficially owns approximately 96.67% of the aggregate voting power of our issued and outstanding Ordinary Shares. As a result, we are a “controlled company” for the purpose of the Nasdaq Listing Rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

•	a majority of our board of directors consist of independent directors;

•	our director nominees be selected or recommended solely by independent directors; and

•	we have a nominating committee and a remuneration committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq Listing Rules, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq, which could make our Class A Ordinary Shares less attractive to investors or otherwise harm our share price.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

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

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

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

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

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

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 1,681,367 Ordinary Shares are issued and outstanding as of the date of this annual report and 855,617 Class A Ordinary Shares are freely tradable. The remaining Class A Ordinary Shares are “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We do not intend to pay dividends for the foreseeable future and you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income. All dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium account, and provided that under no circumstances may a dividend be paid out of its share premium if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

From the closing of our initial public offering on September 21, 2023 to the date of this annual report, the closing price of our Class A Ordinary Shares has ranged from $0.76 to $139.60 per share. The trading price of our Class A Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Our Class A Ordinary Shares are no longer trading on Nasdaq and are currently quoted on the OTC Markets. Following a Nasdaq hearing, the delisting determination was sustained, and although we have requested further review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council in accordance with applicable Nasdaq rules, there can be no assurance that any further review will be sought or, if sought, will be successful.

On March 19, 2025, we received a deficiency notice from Nasdaq notifying us that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price of our listed security had remained below US$1.00 per share for 30 consecutive business days. On September 16, 2025, Nasdaq granted us an additional 180-calendar-day period through March 16, 2026 to regain compliance. On March 18, 2026, we received a Staff Determination letter notifying us that Nasdaq had determined to delist our securities. Trading in our Class A Ordinary Shares on Nasdaq was suspended on March 25, 2026, and our Class A Ordinary Shares are currently quoted on the OTC Markets under the symbol “DTCKF.” Following a hearing, the Nasdaq Hearings Panel sustained the delisting determination. We have requested further review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council in accordance with applicable Nasdaq rules, and the matter remains pending as of the date of this annual report.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our third amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our third amended and restated memorandum of association (the “Memorandum”) and the third amended and restated articles of association (the “Articles of Association”), as amended from time to time (collectively the “Memorandum and Articles of Association”), may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

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

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Class A Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Class A Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Our Class A Ordinary Shares are listed on the Nasdaq Capital Market, and the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members remain with the Depository Trust Company (“DTC”). All market transactions with respect to those Class A Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions are conducted through the DTC systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (As Revised) of the Cayman Islands (“Companies Act”) and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than they would as public shareholders of a corporation incorporated in a jurisdiction in the United States.

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

In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies. If the Company is considered a Singapore tax resident, dividends paid to the holders of our Ordinary Shares will not be subject to withholding tax in Singapore. Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Class A Ordinary Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Class A Ordinary Shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Class A Ordinary Shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our Class A Ordinary Shares is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It was determined we are not a PFIC for the current year. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you still may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

Our Company is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and by the Companies Act and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts.

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

Incorporation of Davis Commodities Global Pte. Ltd.

On October 1, 2025, we incorporated Davis Commodities Global Pte. Ltd., as a private company limited by shares in Singapore and a wholly owned subsidiary of Maxwill Pte. Ltd.

Incorporation of Davis Commodities SEA Pte. Ltd.

On October 2, 2025, we incorporated Davis Commodities SEA Pte. Ltd., as a private company limited by shares in Singapore and a wholly owned subsidiary of Maxwill Pte. Ltd.

Incorporation of Davis Commodities Asia Pte. Ltd.

On October 15, 2025, we incorporated Davis Commodities Asia Pte. Ltd., as a private company limited by shares in Singapore and a wholly owned subsidiary of Maxwill Pte. Ltd.

The following chart illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Recent Developments

On June 23, 2025, our shareholders approved, by special resolution, the re-classification and re-designation of our authorized share capital of US$100,000.11 (divided into 232,500,000,000 ordinary shares with a par value of US$0.000000430108 each) into 232,480,000,000 Class A Ordinary Shares (each carrying one vote) and 20,000,000 Class B Ordinary Shares (each carrying thirty votes), in each case with a par value of US$0.000000430108 per share. Each issued and outstanding ordinary share was re-classified on a one-for-one basis as a Class A Ordinary Share, except that 15,056,700 ordinary shares held by Davis & KT Holdings Pte. Ltd. and 1,458,281 ordinary shares held by Mr. Lek Pow Sheng, Pauson were re-classified as 16,514,981 Class B Ordinary Shares in the aggregate. We adopted our Third Amended and Restated Memorandum and Articles of Association on the same date.

At an Extraordinary General Meeting held on February 4, 2026, our shareholders approved, by ordinary resolution, a share consolidation of our Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than 1-for-10 and not more than 1-for-20, with the exact ratio within the range to be determined by the Board. On February 5, 2026, the Board approved a ratio of 1-for-20 for the share consolidation, pursuant to which every 20 issued and unissued Class A Ordinary Shares with a par value of US$0.000000430108 each were consolidated into one Class A Ordinary Share with a par value of US$0.00000860216 and every 20 issued and unissued Class B Ordinary Shares with a par value of US$0.000000430108 each were consolidated into one Class B Ordinary Share with a par value of US$0.00000860216. Fractional entitlements were rounded up to the next whole number. The Class A Ordinary Shares with a par value of US$0.00000860216 each began trading on a split-adjusted basis on the Nasdaq Capital Market at the open on March 9, 2026 under the new CUSIP G2677P113.

Effective August 1, 2025, the Board appointed Ms. Zhu Meiju as an executive director. Ms. Zhu resigned for personal reasons effective January 6, 2026. On January 31, 2026, the Board accepted the resignation of Mr. Wang Rui as an Independent Non-Executive Director (and from his roles on the Audit, Compensation, and Nominating and Corporate Governance Committees and as Chairperson of the Nominating and Corporate Governance Committee), and on the same day appointed Mr. Leyng Thai Weng as an Independent Non-Executive Director, member of all three standing committees, and Chairperson of the Compensation Committee, with Mr. Long Jia Kwang appointed Chairperson of the Nominating and Corporate Governance Committee. On April 1, 2026, the Board accepted the resignation of Mr. Leyng Thai Weng (due to other time commitments) and appointed Mr. Lim Chow Sheng as an Independent Non-Executive Director, member of all three standing committees, and Chairperson of the Compensation Committee, in each case effective on April 1, 2026.

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

B. Business Overview

Overview

We are an agricultural commodity trading company based in Singapore which specializes in trading of three main categories of agricultural commodities: sugar, rice, and oil and fat products. We distribute agricultural commodities to various markets, including Asia, Africa and the Middle East. We also provide customers of our commodity offerings with complementary, ancillary services such as warehouse handling and storage and logistics services. We are an asset light business and utilize an established global network of third-party commodity suppliers and logistics service providers in order to distribute sugar, rice, and oil and fat products to customers in over 20 countries as of the fiscal year ended December 31, 2025.

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

We specialize in the sourcing and distribution of sugar products, with sugar products contributing to approximately 69.3%, 65.5% and 61.0% of our revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. We procure sugar products from various origins in order to offer a wide range of sugar products to our customers in Singapore, as well as in different markets in Asia, Africa and the Middle East regions. We are a member of The Refined Sugar Association in London, which is the trade association for the international white refined sugar trade. We also source and sell a wide selection of rice products and oil and fat products to our customers in Africa and the People’s Republic of China, or the PRC.

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

We are led by a devoted management team which is highly experienced in the agricultural commodities industry and has a keen understanding of market dynamics through our regional network of customers, suppliers and service providers. Since our establishment in 1999, we have experienced significant growth. For the fiscal years ended December 31, 2023, 2024 and 2025, we had total revenue of approximately US$190.7 million, US$132.4 million and US$184.2 million, respectively, representing a decrease by 30.6% from fiscal year 2023 to 2024, and an increase by 39.2% from fiscal year 2024 to 2025. According to Frost & Sullivan, whom we commissioned in June 2022 to produce the Frost & Sullivan Report, we were the largest sugar supplier in Singapore, based on revenue in 2021, with an approximate market share of 7.5% in the sugar market in Singapore.

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

Since our establishment in 1999, we have built up an extensive distribution network in Asia, Africa and the Middle East regions. We distributed our sugar, rice and oil and fat products globally to customers in more than 20 countries in the fiscal year ended December 31, 2025. We believe that we can take advantage of our extensive and long-standing product sourcing capacities globally to further develop our distribution network in the growing markets of Asia and Africa. Our involvement at the local agri-business level through our suppliers, as well as our distribution network in the different geographical regions may afford us unique insight into the macro-drivers, such as foreign exchange fluctuations, farming activities, weather and government policies. Over the years, we have also developed a keen understanding of market dynamics through our regional network of customers, suppliers and service providers, and have become more attuned to market needs. When new market opportunities are identified, we expect to work closely with our suppliers on product improvement and packaging design for new market penetration and development. After leveraging market information and insights from our stakeholders, we believe we are able to manage supply and demand information, craft solutions to overcome distribution challenges and provide ancillary services to ensure timely delivery of products to fulfil the needs of our customers. Accordingly, we believe that our diversity in terms of product offerings and the geographical reach of our established distribution network is a key strength that allows us to improve access to evolving global commodity demands, while helping to mitigate regional risks.

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

Well-Managed and Flexible Financial Model

Our historical funding model has been based on our ability to use cash generated from our operations to meet our financial needs. As of the date of this annual report, we do not have any material bank loans; as of April 30, 2026, we have accounts with 4 outstanding bank facilities and finance lease with an aggregate principal balance of approximately US$135,012. As we have established relationships with local banks, we believe such relationships may enable us to have access to diversified potential sources of funding options that may permit us to expand while managing our liquidity position, should such financing become necessary. As of December 31, 2025, our cash and cash equivalents position was approximately US$1.4 million. We believe that our liquidity position and access to diverse funding sources has significantly contributed to our global expansion and business growth and has allowed us to remain flexible and resilient over the years.

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

In line with the industry in which we operate, the customer base is fragmented and there is no significant customer concentration in any of the areas in which we operate. One customer accounted for more than 10% of our total revenue for the fiscal year ended December 31, 2025. The majority of our customers have contracts for one product line only, and crossover between our customer base and our supplier base is limited. Our business is not dependent on any patents or licenses, commercial or financial contracts or new manufacturing processes.

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

Sugar

Sugar products contribute most significantly to our revenue and accounted for 69.3%, 65.5% and 61.0% of our revenue in the fiscal years ended December 31, 2025, 2024 and 2023, respectively. We currently procure raw and white sugar mainly from Brazil and India and sell to customers in Africa. We also buy from suppliers in Malaysia, Thailand and Indonesia and distribute our sugar products to Singapore as well as to the rest of Asia.

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

We offer a wide selection of sugar products under the Maxwill and Taffy brands:

Rice

Rice products are our second largest revenue contributor, accounting for approximately 18.5%, 14.1% and 13.9% of our revenue in the fiscal years ended December 31, 2025, 2024 and 2023, respectively. We currently source rice primarily from trusted suppliers in Thailand, India, and Vietnam, and our rice products are exported for distribution in Africa and the People's Republic of China, mainly to customers who are wholesalers and merchants selling to wholesalers. The rice products are purchased and sold on a cost-plus basis. We place orders for the rice products with the rice mills and manufacturing facilities, which are then delivered directly to our customers.

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

As of the date of this annual report, we have registered 12 trademarks in Singapore, Malaysia, Indonesia and the People’s Republic of China. The following table sets for the details of our trademarks which have been registered:

No.	Description	Place of registration / application	Class	Registered proprietor / Applicant	Registration / Application No.	Registration / Application Date	Status	Expiry date
1.		Singapore	30	Maxwill Foodlink	T0408706G	June 1, 2004	Registered	June 1, 2034
2.		Singapore	30	Maxwill Foodlink	T0515234B	August 26, 2005	Registered	August 26, 2035
3.		Singapore	30	Maxwill Foodlink	T0619501J	September 18, 2006	Registered	September 18, 2026
4.		Singapore	29	Maxwill (Asia)	40201401085T	December 1, 2014	Registered	December 1, 2034
5.		Singapore	30	Maxwill Foodlink	T1204031G	March 23, 2012	Registered	March 23, 2032
6.		Singapore	35	Davis Commodities (Singapore)	40202321914R	September 29, 2023	Registered	September 29, 2033
7.		China	30	Maxwill (Asia)	61540246	July 14, 2022	Registered	July 13, 2032
8.		Malaysia	30	Maxwill (Asia)	TM2021035671	December 20, 2021	Registered	December 20, 2031
9.		Malaysia	30	Maxwill (Asia)	TM2021035668/1	December 20, 2021	Registered	December 20, 2031
10.		Indonesia	30	Maxwill (Asia)	DID2021091558	December 23, 2021	Registered	December 23, 2031
11.		Indonesia	30	Maxwill (Asia)	DID2021091566	December 23, 2021	Registered	December 23, 2031
12.		Vietnam	30	Maxwill (Asia)	4-2021-50988	December 21, 2021	Registered	December 21, 2031

Domain Names

As of the date of this annual report, we have registered two domain names, being maxwillgroup.com and daviscl.com.

Employees

As of December 31, 2025, 2024 and 2023, we had 23, 21 and 22 employees, respectively, who are all based in Singapore. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2025:

	Number of Employees	Percentage
Management	5	24%
Trading	1	14%
Sales & Marketing	3	10%
Research	3	14%
Warehouse Management	3	5%
Logistics Services	5	19%
Administration	3	14%
Total	23	100%

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

Facilities

Our headquarters are located in Singapore. We are an asset light business and we are renting the office space that we currently use for our headquarters and day-to-day operations. We also own one office space in Singapore which has been fully paid for, and which is currently being leased to a third-party. We believe that the income we receive from leasing our office space and expenses paid for office rental are both immaterial. The office space that we are leasing comprises 131.0 square meters with monthly rent of approximately US$2,440, while the office space that we are renting for use comprises 143.0 square meters, with monthly rent of approximately US$3,431.

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

On January 8, 2026, the High Court of Singapore entered judgment in default of defence in favor of a supplier of our Singapore-incorporated operating subsidiaries Davis Commodities Pte. Ltd. (“DCPL”) and LP Grace Pte. Ltd. (“LP Grace”), ordering DCPL to pay US$620,130 and LP Grace to pay US$129,600, in each case together with applicable interest and legal costs (the “Judgments”). The Judgments arose from commodity purchase contracts entered into prior to year-end and have been reflected in our consolidated financial statements as of December 31, 2025. On January 22, 2026, DCPL and LP Grace received statutory demand letters from counsel to the supplier under the Singapore Insolvency, Restructuring and Dissolution Act 2018, demanding payment failing which the supplier may apply to the High Court of Singapore for winding-up of the subsidiaries. On February 12, 2026, the subsidiaries received correspondence regarding a potential negotiated resolution. On April 13, 2026, the parties entered into a consent agreement pursuant to which the supplier agreed to accept payment of the judgement sums by installments. As of the date of this annual report, the subsidiaries are making payments in accordance with the agreed instalments schedule, and no winding-up petition has been filed.

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

Consumer Protection Laws

The Federal Competition and Consumer Protection Act

The Federal Competition and Consumer Protection Act, 2018 (the “FCCPA”) imposes product liability on manufacturers supplying defective or hazardous products or goods to consumers. In this regard, where a manufacturer of food products produces defective or hazardous commodities, which consumers buy and consume, such manufacturer may become liable under the FCCPA.

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are an agricultural commodity trading company based in Singapore which specializes in trading of three main categories of agricultural commodities: sugar, rice, and oil and fat products. We distribute agricultural commodities to various markets, including Asia, Africa and the Middle East. We also provide customers of our commodity offerings with complementary, ancillary services such as warehouse handling and storage and logistics services. We are an asset light business and utilize an established global network of third-party commodity suppliers and logistics service providers in order to distribute sugar, rice, and oil and fat products to customers in over 20 countries as of the year ended December 31, 2025.

For the years ended December 31, 2023, 2024 and 2025, our revenue amounted to approximately US$190.7 million, US$132.4 million and US$184.2 million, respectively. Our net income amounted approximately US$1.1 million for the year ended December 31, 2023. We recorded a net loss amounted to approximately US$3.5 million and US$5.5 million for the years ended December 31, 2024 and 2025.

The following table sets forth certain operational data for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Revenue	190,724	132,369	184,217
Cost of revenue	(183,695)	(130,044)	(181,349)
Gross profit	7,029	2,325	2,868
Operating expenses:
Selling and marketing expenses	(2,439)	(1,723)	(1,693)
General and administrative expenses	(3,443)	(4,302)	(6,375)
Total operating expenses	(5,882)	(6,025)	(8,068)
Income/(loss) from operations	1,147	(3,700)	(5,200)

Other income/(expense):
Other income	198	482	607
Interest expense	(110)	(133)	(442)
Total other income	88	349	165
Income/(loss) before tax expense	1,235	(3,351)	(5,035)
Income tax expense	(149)	(178)	*
Net income/(loss)	1,086	(3,529)	(5,035)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss), net of taxes	8	(2)	(7)
Total comprehensive income/(loss)	1,094	(3,531)	(5,042)

Key Factors Affecting the Results of our Group’s Operations

In 2025, our operations in the sugar, rice and palm oil sectors experienced an increase in revenue, primarily driven by the expansion of our business in Africa and stronger demand in China. Notwithstanding this growth, we continued to face similar challenges, including supply chain disruptions, rising costs, regulatory complexities and collection risks. Our financial performance and overall condition have been, and may continue to be, influenced by various factors, many of which are beyond our control. These include, but are not limited to, the matters outlined under the “Risk Factors” section in this Annual Report and those set out below:

Trade restrictions and regulatory barriers

Trade controls implemented by governments, including export quotas and restrictions in key producing and consuming markets such as India, Vietnam, Indonesia, Thailand and China, continued to limit the availability and movement of commodities in the international market. As these regions represent important sources of both our suppliers and customers, such measures affected our sourcing flexibility and contributed to market inefficiencies and pricing uncertainty.

Cost pressures and commodity price dynamics

Inflationary conditions during 2025 led to increases in raw material and operating costs across our business, including higher logistics, freight and insurance expenses. In addition, fluctuations in global commodity prices created challenges in pricing and margin management, as movements between purchase and sale timing affected trading outcomes. Together, these factors resulted in margin compression and impacted overall profitability.

Operational and counterparty risks

We encountered operational challenges relating to execution and performance by certain counterparties, including disputes and inconsistencies in contract fulfillment. These issues affected transaction efficiency, cost recovery and overall trading performance.

Collection challenges and credit risk exposure

Delays in collection from certain customers and extended credit terms, particularly in specific markets, adversely affected our cash flow and increased credit risk exposure. This placed additional pressure on working capital and contributed to the overall impact on our financial results.

Revenue

During the years ended December 31, 2023, 2024 and 2025, we derived revenue from the sales of sugar, rice and oil and fat products, and others, specifically, creamer and sales of tomato puree. The breakdown of revenue in terms of products for the years ended December 31, 2023, 2024 and 2025 is summarized below:

	For the year ended December 31,
	2023	%	2024	%	2025	%
	US$’000		US$’000		US$’000
Sale of sugar	$116,443	61.0	$86,599	65.5	$127,676	69.3
Sale of rice	26,440	13.9	18,680	14.1	34,080	18.5
Sale of oil and fat products	47,623	25.0	26,642	20.1	22,421	12.2
Sale of others	218	0.1	448	0.3	40	*
Total revenue	$190,724	100.0	$132,369	100.0	$184,217	100.0

The breakdown of revenue in terms of geographic regions for the years ended December 31, 2023, 2024 and 2025 is summarized below:

	For the year ended December 31,
	2023	%	2024	%	2025	%
	US$’000		US$’000		US$’000
Africa	$80,637	42.3	$68,448	51.7	$110,478	60.0
China	17,731	9.3	11,957	9.0	37,118	20.1
Indonesia	22,502	11.8	12,672	9.6	2	*
Vietnam	9,109	4.8	6,999	5.3	1,060	0.6
Philippines	19,372	10.2	2,850	2.2	2,832	1.5
Thailand	13,119	6.9	12,989	9.8	7,662	4.2
Singapore	18,889	9.9	10,105	7.6	10,259	5.6
Other countries	9,365	4.8	6,349	4.8	14,806	8.0
Total revenue	$190,724	100.0	$132,369	100.0	$184,217	100.0

Our total revenue increased by approximately US$51.8 million, or 39.2%, to approximately US$184.2 million for the year ended December 31, 2025, from approximately US$132.4 million for the year ended December 31, 2024. The increase was primarily driven by higher sales of sugar and rice products, supported by increased demand in the Africa and China markets, as well as the expansion of our trading activities in these regions. Sugar sales increased significantly due to higher trading volumes, while rice sales also rose in line with stronger demand.

Sales of oil and fat products decreased to approximately US$22.4 million, reflecting softer demand and a shift in trading focus and product mix. Sales of others remained relatively small and primarily related to the Group’s entry into the fast-moving consumer goods (“FMCG”) market, which commenced in the fourth quarter of 2025. As this is a new business segment, the Group is in the early stage of development and has begun penetrating local retail channels, including supermarkets. Initial setup costs, including product development, marketing and distribution arrangements, resulted in start-up losses during the period. The Group expects performance to improve over time as market presence strengthens and distribution networks expand.

Geographically, Africa remained our largest contributor, accounting for approximately US$110.5 million, or 60.0% of total revenue, representing an increase of approximately US$42.0 million, or 61.4%, compared to the year ended December 31, 2024. This growth was driven by increased demand and the expansion of our business operations in the region. China recorded a significant increase to approximately US$37.1 million, or 20.1% of total revenue, representing an increase of approximately US$25.2 million, or 210.4%, reflecting stronger demand and increased market penetration.

In contrast, revenue from certain Southeast Asian markets declined. The Group did not secure any import tenders in Indonesia during 2025, resulting in an insignificant contribution compared to approximately US$12.7 million in 2024. Revenue from Vietnam decreased to approximately US$1.1 million from US$7.0 million, while Thailand declined to approximately US$7.6 million from US$13.0 million, reflecting reduced trading activity and regulatory constraints in these markets.

Despite the increase in revenue, the Group continued to face challenges consistent with those described under the “Risk Factors” section, including trade restrictions in key markets, elevated operating and procurement costs, volatility in commodity prices, operational and counterparty-related challenges, and collection delays from certain customers, particularly in Africa and China where extended credit terms are more prevalent. These factors continued to place pressure on margins, cash flows and overall financial performance.

Cost of Revenue

The following table sets forth the breakdown of cost of revenue for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31,
	2023	%	2024	%	2025	%
	US$’000		US$’000		US$’000
Cost of sale of sugar	$113,110	61.6	$85,390	65.7	$126,760	69.9
Cost of sale of rice	25,325	13.8	18,582	14.3	32,657	18.0
Cost of sale of oil and fat products	45,065	24.5	25,673	19.7	21,872	12.1
Cost of sale of others	195	0.1	399	0.3	60	*
Total cost of revenue	$183,695	100.0	$130,044	100.0	$181,349	100.0

Our cost of revenue increased by approximately US$51.3 million, or 39.5%, to approximately US$181.3 million for the year ended December 31, 2025, from approximately US$130.0 million for the year ended December 31, 2024. The increase was primarily in line with higher sales volumes during the year, particularly in sugar and rice products.

The cost of sugar sales increased by approximately US$41.4 million, or 48.4%, to approximately US$126.8 million, reflecting higher trading volumes and increased procurement costs. Similarly, the cost of rice sales increased by approximately US$14.1 million, or 75.7%, to approximately US$32.7 million, in line with increased sales activity and higher sourcing costs.

In contrast, the cost of oil and fat products decreased by approximately US$3.8 million, or 14.8%, to approximately US$21.9 million, reflecting lower trading volumes and a shift in product mix. The cost of others remained insignificant at approximately US$0.1 million, consistent with the relatively small contribution from this segment.

Overall, the increase in cost of revenue was primarily driven by higher trading volumes, changes in product mix, and elevated procurement and logistics costs, consistent with the inflationary pressures and supply chain challenges described above.

Gross Profit and Gross Profit Margin

Our gross profit and gross margins in terms of products for the years ended December 31, 2023, 2024 and 2025 are summarized below:

	For the year ended December 31,
	2023	%	2024	%	2025	%
		Gross		Gross		Gross
	Gross	Profit	Gross	Profit	Gross	Profit
	Profit	Margin	Profit	Margin	Profit	Margin
	US$’000%		US$’000%		US$’000%
Sale of sugar	$3,333	2.9	$1,209	1.4	$916	0.7
Sale of rice	1,115	4.2	98	0.5	1,423	4.2
Sale of oil and fat products	2,558	5.4	969	3.6	549	2.4
Sale of others	23	10.6	49	10.9	(20)	(50)
Overall	$7,029	3.7	$2,325	1.8	$2,868	1.6

For the year ended December 31, 2025, our gross profit increased by approximately US$0.5 million, or 23.4%, to approximately US$2.9 million, compared to approximately US$2.3 million for the year ended December 31, 2024. Despite the increase in gross profit, our overall gross profit margin decreased from 1.8% for the year ended December 31, 2024 to 1.6% for the year ended December 31, 2025.

Gross profit from sugar decreased to approximately US$0.9 million, and the gross profit margin declined slightly to 0.7% from 1.4% in 2024, primarily due to increased procurement costs and pricing pressures. Rice recorded a significant improvement, with gross profit increasing to approximately US$1.4 million and gross profit margin rising to 4.2% from 0.5% in 2024, driven by improved pricing and higher trading volumes.

Gross profit from oil and fat products decreased to approximately US$0.5 million, with gross profit margin declining to 2.4% from 3.6%, reflecting softer demand and continued pressure in this segment. Sales of others recorded a gross loss of approximately US$0.02 million, compared to a gross profit of approximately US$0.05 million in 2024, mainly attributable to initial setup costs incurred in the Group’s newly established FMCG segment, which commenced in the fourth quarter of 2025.

Overall, while the Group achieved higher gross profit in line with increased revenue, margins remained under pressure due to elevated input costs, competitive pricing conditions and ongoing supply chain challenges, consistent with the factors described above.

Selling and marketing expenses

The following table sets forth the breakdown of selling and marketing expenses for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31,
	2023		2024		2025
	USD’000%		USD’000%		USD’000%
Business development and marketing	$1,057	43.3	$578	33.5	$575	34.0
Sales commission	1,181	48.4	928	53.9	879	51.9
Transportation and travelling expenses	201	8.3	217	12.6	239	14.1
Total	$2,439	100.0	$1,723	100.0	$1,693	100.0

For the year ended December 31, 2025, our selling and marketing expenses decreased slightly by approximately US$0.03 million, or 1.7%, to approximately US$1.7 million, compared to approximately US$1.7 million for the year ended December 31, 2024.

The slight decrease was mainly due to lower sales commissions, which declined to approximately US$0.9 million from US$0.9 million in 2024, reflecting changes in sales mix and commission structures. Business development and marketing expenses remained relatively stable at approximately US$0.6 million, consistent with ongoing efforts to support business expansion, particularly in Africa and China.

Transportation and travelling expenses increased to approximately US$0.2 million from US$0.2 million in 2024, reflecting increased business activities, including customer engagement and market expansion initiatives.

Overall, selling and marketing expenses remained relatively stable year-on-year, reflecting continued cost discipline while supporting the Group’s revenue growth and expansion into key markets.

General and administrative expenses

The following table sets forth the breakdown of general and administrative expenses for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31,
	2023		2024		2025
	USD’000%		USD’000%		USD’000%
Staff costs	$1,405	40.8	$1,553	36.1	$1,507	23.6
Depreciation	99	2.9	97	2.3	93	1.5
Office supplies and upkeep expenses	71	2.1	63	1.5	59	0.9
Entertainment	75	2.2	118	2.7	89	1.4
Legal and professional fees	416	12.0	1,415	32.9	2,144	33.6
Corporate secretarial and administrative fees	10	0.3	10	0.2	13	0.2
Property and related expenses	18	0.5	11	0.3	10	0.2
Overseas office expenses	330	9.6	333	7.7	322	5.1
Directors’ and officers’ liability insurance	73	2.1	3	0.1	7	0.1
Allowance for expected credit losses	500	14.5	254	5.9	1,793	28.1
Listing fees	–	–	86	2.0	70	1.1
Miscellaneous expenses	446	13.0	359	8.3	268	4.2
Total	$3,443	100.0	$4,302	100.0	$6,375	100.0

For the year ended December 31, 2025, our general and administrative expenses increased by approximately US$2.1 million, or 48.2%, to approximately US$6.4 million, compared to approximately US$4.3 million for the year ended December 31, 2024.

The increase was primarily attributable to higher legal and professional fees and a significant increase in allowance for expected credit losses. Legal and professional fees increased to approximately US$2.1 million from US$1.4 million in 2024, mainly due to additional professional services incurred in connection with the Company’s corporate activities during 2025, including the filing of a Form F-3 for the issuance of new shares, as well as matters relating to the implementation of a dual-class share structure through the reclassification of the Company’s ordinary shares into Class A and Class B ordinary shares, as well as consultancy fees for approximately US1.7 million, of which approximately US0.9 miilion was settled through share-based compensation.

Allowance for expected credit losses increased significantly to approximately US$1.8 million from US$0.3 million in 2024. This was primarily due to slower collections from certain trade debtors and the assessment of potential uncollectability of certain trade balances, including amounts due from suppliers, reflecting increased credit risk exposure during the year.

Staff costs decreased slightly to approximately US$1.5 million from US$1.6 million in 2024, and represented a lower proportion of total expenses. Overseas office expenses remained relatively stable at approximately US$0.3 million, while miscellaneous expenses decreased to approximately US$0.3 million from US$0.4 million, reflecting ongoing cost management efforts.

Overall, the increase in general and administrative expenses was mainly driven by higher compliance, corporate and credit-related costs, in line with the Group’s expanded operations and increased risk exposure during the year.

Other income

The following table sets forth the breakdown of other income for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Interest income	88	384	384
Government grants	66	38	10
Rental income	27	27	29
Bank interest income	*	*	*
Trade credit balance written back	–	–	173
Others	17	33	11
Total other income	198	482	607

For the year ended December 31, 2025, our total other income increased by approximately US$0.1 million to approximately US$0.6 million, compared to approximately US$0.5 million in 2024.

Interest income remained stable at approximately US$0.4 million, mainly relating to interest charged to a related party. Government grants decreased to approximately US$0.01 million from US$0.04 million in 2024, mainly due to the cessation of COVID-19-related support schemes. Rental income remained relatively unchanged at approximately US$0.03 million.

Trade credit balance written back amounted to approximately US$0.2 million in 2025, compared to nil in 2024. This relates to long-outstanding balances due to suppliers that were written back after the lapse of the statutory limitation period of seven years, based on management’s assessment that these balances were no longer payable.

Other income decreased slightly to approximately US$0.01 million from US$0.03 million in 2024.

Overall, the increase in other income was mainly due to the write-back of long-outstanding supplier balances.

Interest expense

	For the years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Interest expense to a related party	75	110	110
Interest expense on operating lease liabilities	5	–	–
Interest expense on finance lease liabilities	2	4	9
Interest expense on bank loans	28	19	323
	110	133	442

For the year ended December 31, 2025, our interest expense increased by approximately US$0.3 million to approximately US$0.4 million, compared to approximately US$0.1 million in 2024.

The increase was mainly due to higher interest expense on bank loans, which rose to approximately US$0.3 million from US$0.02 million in 2024, following the utilization of bank facilities granted during the year. Interest expense to a related party remained stable at approximately US$0.1 million.

Interest expense on finance lease liabilities increased slightly to approximately US$0.01 million, while interest expense on operating lease liabilities remained insignificant.

Overall, the increase in interest expense was primarily driven by higher bank facilities during the year.

Income tax expense

Pursuant to the rules and regulations of the Cayman Islands, our Group is not subject to any income tax in the Cayman Islands. Our Group’s operations are based in Singapore, and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

Our Group had no tax obligation arising from any other jurisdiction during the years ended December 31, 2023, 2024, and 2025. During these years, our Group had no material dispute or unresolved tax issues with the relevant tax authorities. For the year ended December 31, 2025, although the Group recorded a consolidated loss, one of the subsidiaries incurred a minimal tax obligation, while the rest of the subsidiaries were in a net loss position and were therefore not subject to income tax.

Net income

Taking into account all of the above, the Group recorded a net loss of approximately US$5.0 million for the year ended December 31, 2025, compared to a net loss of approximately US$3.5 million for the year ended December 31, 2024 and net income of approximately US$1.1 million for the year ended December 31, 2023.

Liquidity and Capital Resources

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

We were incorporated in the Cayman Islands as a holding company and did not have active business operations as of December 31, 2025 and as of the date of this annual report. Our consolidated assets, liabilities, revenue and net results reflect the operations of our subsidiaries in Singapore. Subject to applicable laws and regulations in Singapore, there are no material restrictions on the ability of our Singapore subsidiaries to transfer funds to us in the form of loans, advances or dividends. Our subsidiaries are able to remit dividends or other distributions arising from their operations in Singapore.

During the year ended December 31, 2025, the Group recorded a net loss and net cash used in operating activities of approximately US$1.0 million, primarily due to increased working capital requirements and delays in collection from customers. Notwithstanding this, the Group’s liquidity position improved, with cash and cash equivalents increasing to approximately US$1.4 million as of December 31, 2025, compared to approximately US$0.7 million as of December 31, 2024, mainly due to net cash generated from financing activities, including the utilization of bank facilities.

These conditions indicate the existence of material uncertainties that may cast substantial doubt on the Group’s ability to continue as a going concern. Management has implemented and continues to evaluate various measures to improve liquidity and working capital position, including enhancing collection efforts, maintaining prudent cost controls, optimizing working capital management, expanding trading activities and exploring additional financing and strategic business opportunities. In addition, the Group has entered into certain repayment arrangements with creditors to support cash flow management and operational continuity.

Our Company has been financed through a combination of: (a) cash flows generated from operations; (b) banking facilities; and (c) shareholders’ equity (including retained earnings). Our principal uses of cash in the short-term include: (a) financing working capital requirements; (b) repayment of bank borrowings together with related interest expenses; and (c) lease payments.

In the short-term, while operating cash flows may continue to be impacted by working capital requirements and collection cycles, the Group expects that its existing cash balances, together with available banking facilities and ongoing access to external financing, will be sufficient to meet its working capital needs and other obligations as they fall due.

In the long-term, the Group expects to fund its operations and growth primarily through internally generated funds, available banking facilities and, where appropriate, access to capital markets. The Group will continue to focus on improving cash flows through enhanced collection efforts, prudent working capital management and disciplined cost control.

Our main financial objectives are to prudently manage financial risks, maintain sufficient liquidity and optimize our capital structure to support business growth while maintaining financial flexibility.

The following table sets forth our assets, liabilities and shareholders’ equity as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	678	1,401
Accounts receivable, net	7,692	10,689
Prepaid expenses and other current assets, net	3,491	2,514
Amount due from related parties	30	30
Loan to a related party, net	–	6,004
Inventory	319	189
Total current assets	12,210	20,827

Non-current assets:
Property, plant and equipment	578	524
Right-of-use asset	37	–
Loan to a related party, net	5,972	–
Other receivable – non-current, net	891	–
Total non-current assets	7,478	524
TOTAL ASSETS	19,688	21,351

Liabilities
Current liabilities:
Bank loans - current	219	1,578
Operating lease liabilities - current	37	–
Finance lease liabilities - current	29	31
Accounts payable	9,134	11,721
Accruals and other current liabilities	1,691	2,907
Amount due to related parties	545	1,400
Income taxes payable	35	10
Total current liabilities	11,690	17,647

Non-current liabilities:
Bank loans – non-current	103	3
Finance lease liabilities – non-current	72	49
Deferred tax liabilities	–	–
Amount due to a related party	1,096	1,096
Total non-current liabilities	1,271	1,148
TOTAL LIABILITIES	12,961	18,795

Commitments and contingencies
Shareholders’ equity
Class A Ordinary Shares (US$0.00000860216 par value per share; 11,624,000,000 authorized, 399,283 and 542,786 shares issued and outstanding as of December 31, 2024 and 2025, respectively)**	*	*
Class B Ordinary Shares (US$0.00000860216 par value per share; 1,000,000 authorized, 825,750 and 825,750 shares issued and outstanding as of December 31, 2024 and 2025, respectively)**	*	*
Additional paid-in capital	3,151	4,022
Merger reserve	1,113	1,113
Retained earnings	2,452	(2,583)
Accumulated other comprehensive income	11	4
Total shareholders’ equity	6,727	2,556
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,688	21,351

*	Denotes amount less than US$1,000.
**	Retroactively restated for the effect of re-classification and re-designation of the authorized share capital and reverse stock split.

Cash Flows

The following table summarizes our cash flows for the year ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025
	US$’000	US$’000
Cash and cash equivalents as of beginning of the year	1,330	678

Net cash used in operating activities	(777)	(1,030)
Net cash used in investing activities	(5)	(2)
Net cash provided by financing activities	130	1,755
Net change in cash and cash equivalents	(652)	723
Cash and cash equivalents as of the end of the year	678	1,401

Cash flows from operating activities

For the year ended December 31, 2025, our net cash used in operating activities was approximately US$1.0 million, compared to approximately US$0.8 million in 2024.

The increase in cash outflow was primarily driven by our net loss of approximately US$5.0 million, partially offset by non-cash adjustments, including allowance for expected credit losses of approximately US$1.8 million, share-based compensation of approximately US$0.9 million, unrealized loss on derivative contracts of approximately US$0.5 million, depreciation and amortization of approximately US$0.1 million, and interest expenses of approximately US$0.4 million.

Changes in working capital also contributed to the higher cash outflow. There was an increase in accounts receivable of approximately US$2.3 million, mainly due to higher sales and slower collections from customers, as well as an increase in margin deposits of approximately US$0.3 million, reflecting higher trading activity and margin requirements.

These were partially offset by an increase in accounts payable and accruals of approximately US$3.2 million, reflecting higher trading activity, and a decrease in inventories of approximately US$0.1 million.

Cash flows from investing activities

For the year ended December 31, 2025, net cash used in investing activities was approximately US$0.002 million, compared to approximately US$0.005 million in 2024.

The cash outflow primarily related to the purchase of property, plant and equipment. Investing activities remained minimal during the year, reflecting limited capital expenditure.

Cash flows from financing activities

For the year ended December 31, 2025, net cash provided by financing activities was approximately US$1.8 million, compared to approximately US$0.1 million in 2024.

The increase was primarily driven by proceeds from bank borrowings of approximately US$27.7 million, which included utilization of various banking facilities. This was partially offset by repayments of bank borrowings amounting to approximately US$26.4 million.

In addition, the Group received proceeds from a related party of approximately US$1.7 million, representing loans obtained during the year, which were partially offset by repayments of approximately US$0.8 million to a related party.

The Group also made principal repayments of finance lease liabilities of approximately US$0.02 million, and interest payments on borrowings of approximately US$0.4 million during the year.

Overall, the net cash inflow from financing activities reflects the Group’s reliance on external financing, including banking facilities and related party funding, to support its working capital requirements and trading activities.

Working capital

In assessing our liquidity, management monitors and analyzes our cash position, working capital levels and ability to generate cash from operations. As of December 31, 2025, the Group had cash and cash equivalents of approximately US$1.4 million.

The Group’s working capital requirements have increased in line with higher trading activity, particularly due to increased accounts receivable and longer collection cycles in certain markets. As a result, the Group has relied on a combination of internally generated funds, banking facilities and related party funding to support its operations.

While the Group expects to continue generating revenue from its operations, its ability to meet working capital requirements will depend on the timely collection of receivables, continued access to banking facilities and effective management of payables and inventory. The Group continues to focus on improving cash flows through enhanced collection efforts and prudent working capital management.

The Group may require additional financing in the future to support its business operations and growth. There can be no assurance that such financing will be available on favorable terms, or at all.

Accounts Receivables, net

Our accounts receivable, net, increased from approximately US$7.7 million as of December 31, 2024 to approximately US$10.7 million as of December 31, 2025. The increase was primarily attributable to higher sales during the year and slower collections from customers, particularly in certain key markets.

We do not charge any interest on, or hold any collateral as security over, these receivable balances. We generally offer credit periods of 30 to 90 days to our customers.

The ageing profile of accounts receivable indicates an increase in overdue balances. Receivables aged more than 90 days increased to approximately US$2.3 million as of December 31, 2025 from approximately US$0.6 million as of December 31, 2024, reflecting longer collection cycles and increased credit risk exposure. In addition, balances between 31 and 60 days and 61 to 90 days also increased, indicating a general lengthening of collection periods.

The allowance for expected credit losses increased from approximately US$0.2 million as of December 31, 2024 to approximately US$0.4 million as of December 31, 2025. The increase was mainly due to additional provisions made during the year, reflecting management’s assessment of slower collections and the potential uncollectability of certain trade receivables.

We apply a simplified approach in assessing expected credit losses on accounts receivable by applying a provision matrix based on historical credit loss experience, adjusted for current and forward-looking economic conditions. The allowance for expected credit losses is reviewed at each reporting date and adjusted to reflect changes in credit risk.

Our accounts receivable are monitored on an ongoing basis, and any overdue balances are actively followed up. The increase in receivables and allowance reflects higher trading activity as well as more cautious provisioning in response to evolving credit risk conditions.

The following table sets forth the ageing analysis of our accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	December 31,
	2024	2025
	US$’000	US$’000
Within 30 days	4,693	3,673
Between 31 and 60 days	1,672	3,481
Between 61 and 90 days	690	1,267
More than 90 days	637	2,268
	7,692	10,689

The movements in the allowance for expected credit losses for the years ended December 31, 2024 and 2025 are as follows:

	December 31,
	2024	2025
	US$’000	US$’000
Balance at beginning of the year	500	150
Addition	132	280
Reversal	(482)	(68)
Balance at end of the year	150	362

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group mainly represents advances made to suppliers and prepaid of operating expenses. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	December 31,
	2024	2025
	US$’000	US$’000
Deposits	6	11
GST receivable	7	5
Margin deposits	66	318
Other receivables – Third parties	337	5
Unrealized gain on commodity future contract	–	9
Prepayment to suppliers – Third parties	3,075	2,166
	3,491	2,514

Prepaid expenses and other current assets, net, decreased from approximately US$3.5 million as of December 31, 2024 to approximately US$2.5 million as of December 31, 2025.

Margin deposits increased to approximately US$0.3 million, reflecting higher hedging activities, while prepayments to suppliers decreased to approximately US$2.2 million. These prepayments relate to services contracted over a five-year period and are recognized over the service term.

Other receivables from third parties decreased significantly and relate to balances due from a supplier, for which impairment has been provided due to uncertainty over collectability.

Inventory

	December 31,
	2024	2025
	US$’000	US$’000
Finished goods	319	189
Impairment loss for damaged finished goods	–	–
	319	189

As of December 31, 2025, inventory amounted to approximately US$0.2 million, a decrease from approximately US$0.3 million as of December 31, 2024. The decrease was mainly due to lower levels of finished goods held at year-end, reflecting improved inventory management and the nature of the Group’s trading operations.

No impairment loss was recorded in 2024 and 2025.

Accounts payable

Accounts payable increased from approximately US$9.1 million as of December 31, 2024 to approximately US$11.7 million as of December 31, 2025. The increase was primarily due to higher trading activity during the year, resulting in higher purchases from suppliers.

The increase in accounts payable also reflects extended payment terms and timing differences in settlement with suppliers, which partially offset the Group’s working capital requirements. The Group continues to manage its supplier relationships and payment terms to support liquidity while maintaining normal trading operations.

Accruals and other current liabilities

Accruals and other current liabilities increased from approximately US$1.7 million as of December 31, 2024 to approximately US$2.9 million as of December 31, 2025.

The increase was primarily driven by higher advances from customers, which rose to approximately US$1.3 million, reflecting increased trading activity during the year.

Amount due to related parties also increased to approximately US$1.4 million, mainly representing loans owing to related parties which are unsecured, interest-free and repayable on demand.

Bank Indebtedness

As of December 31, 2025, our bank indebtedness amounted to approximately US$1.6 million, compared to approximately US$0.3 million as of December 31, 2024. The increase was primarily attributable to higher utilization of bank facilities during the year to support working capital requirements.

The bank borrowings comprise term loans and trade financing facilities, including invoice financing, trust receipts and letters of credit. Term loans are denominated in Singapore dollars and are secured by a related party, while the trade financing facilities are denominated in both Singapore dollars and U.S. dollars and are secured by corporate guarantees provided by the Company.

In addition, the Company has finance lease liabilities arising from a motor vehicle acquired in July 2023. As of December 31, 2025, the outstanding finance lease liabilities amounted to approximately US$0.08 million, comprising both current and non-current portions.

Income tax payable

As of December 31, 2025, income tax payable decreased to approximately US$0.01 million, from approximately US$0.04 million as of December 31, 2024. The decrease was primarily due to net loss before tax for the year.

Commitments

Capital commitments

As of December 31, 2024 and 2025, our Group did not have any capital commitments.

Capital Expenditures

For the year ended December 31, 2025, the Company recorded minimal capital expenditures of approximately US$0.002 million, primarily related to purchases of computers and office equipment used for daily operations. There were no significant capital investments during the year.

For the year ended December 31, 2024, the Company recorded capital expenditures of approximately US$0.005 million, mainly for office equipment and computers used in daily operations. There were no significant capital investments during the year.

All capital expenditures were funded through internally generated funds during the years ended December 31, 2024 and 2025.

Divestments

Our Company did not make any divestments during the fiscal years ended December 31, 2024 and 2025, and through to the date of this annual report.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. Except for the legal proceeding disclosed elsewhere, in the opinion of management, there were no material pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Ms. Li Peng Leck	54	Executive Chairwoman and Executive Director (Principal Executive Officer)
Ms. Abbie Jillia Lee	43	Chief Administrative Officer and Executive Director
Ms. Ai Imm Lim	51	Group Financial Controller (Principal Accounting and Financial Officer)
Mr. Lim Chow Sheng(1)	46	Non-Executive and Independent Director
Mr. Khor Khie Liem Alex	57	Non-Executive and Independent Director
Mr. Long Jia Kwang	48	Non-Executive and Independent Director

(1)

Effective August 1, 2024, Mr. Boon Chay Lim resigned as an Independent Non-Executive Director and as Chairperson of the Nominating and Corporate Governance Committee, and Mr. Rui Wang was appointed in his place. Effective January 31, 2026, Mr. Rui Wang resigned as an Independent Non-Executive Director (and from his committee positions) for personal reasons, and Mr. Leyng Thai Weng was appointed as an Independent Non-Executive Director, member of each of the Audit, Compensation, and Nominating and Corporate Governance Committees, and Chairperson of the Compensation Committee, replacing Mr. Long Jia Kwang in that capacity (Mr. Long Jia Kwang concurrently became Chairperson of the Nominating and Corporate Governance Committee). Effective April 1, 2026, Mr. Leyng Thai Weng resigned as an Independent Non-Executive Director (and from his committee positions) due to other time commitments, and Mr. Lim Chow Sheng was appointed as an Independent Non-Executive Director, member of each of the Audit, Compensation, and Nominating and Corporate Governance Committees, and Chairperson of the Compensation Committee, in each case effective on April 1, 2026. None of the foregoing resignations was the result of any disagreement with the Board or the Company on any matter relating to the Company's operations, policies, or practices. The Board has determined that Mr. Lim Chow Sheng is independent within the meaning of the corporate governance rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Exchange Act, notwithstanding our anticipated delisting.

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

Ms. Ai Imm Lim has served as our Group Financial Controller since December 2022. Ms. Lim has more than 20 years of experience in developing and implementing financial systems, strategies, processes and controls. Since July 2022, Ms. Lim has served as the Financial Controller at our subsidiary, Maxwill (Asia), where she is responsible for Maxwill (Asia)’s overall financial management and internal controls. From November 2009 to June 2022, Ms. Lim was self-employed at ACCT S-PECT, where she provided accounting services, including statutory audit and compilation, corporate taxation, corporate secretarial and bookkeeping services, to clients across a wide range of industries. From 2002 to 2007, Ms. Lim is a member of CPA Australia. She received her bachelor’s degree of commerce in Accountancy and Economics from The University of Sydney in 2000.

Mr. Lim Chow Sheng has served as a Non-Executive and Independent Director of the Company since April 1, 2026. He has over 20 years of experience in accounting, finance and audit. Since March 2020, he has served as a director of a Singapore-based accounting services firm. Prior to that, he held various finance, accounting and audit roles with companies in Singapore and Malaysia. Mr. Lim received a Bachelor of Accountancy with Honours from University Utara Malaysia in 2004.

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

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of US$429,912, as compensation to our directors, and our executive officers. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2024, and 2025, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated US$31,503 and US$32,260 for officers and directors.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq Listing Rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including (i) a duty to act in good faith in what the director believes to be in the best interests of the company; (ii) a duty to exercise their powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) a duty not to make a personal profit based on his position as director (unless the company permits him to do so) and (iv) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Companies Act also imposes a number of statutory duties on a director. We have the right to seek damages if a duty owed by any of our directors is breached.

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

Audit Committee. Our audit committee consists of Mr. Long Jia Kwang, Mr. Khor Khie Liem Alex and Mr. Lim Chow Sheng. Mr. Khor Khie Liem Alex serves as the chairperson of our audit committee. We have determined that each of our independent directors also satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Khor Khie Liem Alex qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Long Jia Kwang, Mr. Khor Khie Liem Alex and Mr. Lim Chow Sheng. Mr. Lim Chow Sheng serves as the chairperson of our compensation committee. We have determined that each of our independent directors also satisfies the “independence” requirements of Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Long Jia Kwang, Mr. Khor Khie Liem Alex and Mr. Lim Chow Sheng. Mr. Long Jia Kwang serves as the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentages of beneficial ownership of each listed person are based on 855,617 Class A Ordinary Shares and 825,750 Class B Ordinary Shares, with a par value of US$0.00000860216 each, issued and outstanding as of the date of this annual report, in each case on a post-Share Consolidation.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned
	Number	Percent	Number	Percent
Directors and Executive Officers(1):
Ms. Li Peng Leck(2)	–	–	825,750	49.11%
Ms. Ai Imm Lim	–	–	–	–
Ms. Abbie Jillia Lee	–	–	–	–
Mr. Rui Wang (4)	–	–	–	–
Mr. Thai Weng Leyng (5)	–	–	–	–
Mr. Khor Khie Liem Alex	–	–	–	–
Mr. Chow Sheng Lim (6)	–	–	–	–
Mr. Long Jia Kwang	–	–	–	–

All directors and executive officers as a group (seven individuals):			825,750	49.11%

5% Shareholders:
Davis & KT Holdings Pte. Ltd.(3)	–	–	752,835	44.78%
Mr. Lek Pow Sheng, Pauson	–	–	72,915	4.33%

(1)	Unless otherwise indicated, the business address of each of the individuals is 10 Bukit Batok Crescent, #10-01, The Spire, Singapore.

(2)	The number of Class B Ordinary Shares beneficially owned by Ms. Li Peng Leck represents (i) 752,835 Class B Ordinary Shares held by Davis & KT Holdings Pte. Ltd. (after giving effect to the 1-for-20 Share Consolidation effective February 5, 2026), of which Ms. Li Peng Leck is the controlling person and over which she holds 100% voting and dispositive power, and (ii) 72,915 Class B Ordinary Shares directly held by Mr. Lek Pow Sheng, Pauson, the nephew of Ms. Li Peng Leck (after giving effect to the Share Consolidation). Ms. Li Peng Leck shares voting and dispositive power over the Class B Ordinary Shares held by Mr. Lek Pow Sheng, Pauson.

(3)	The number of Ordinary Shares beneficially owned represents 752,835 Class B Ordinary Shares held by Davis & KT Holdings Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore. Ms. Li Peng Leck is considered the controlling person of this entity. The registered address of Davis & KT Holdings Pte. Ltd. is 10 Bukit Batok Crescent, #10-01, The Spire, Singapore.

(4)	Mr. Rui Wang, an independent director of the Company, a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the Board, and the chairperson of the nominating and corporate governance committee of the Board, notified the Company of his resignation as a director for personal reasons, effective January 31, 2026. Mr. Rui Wang’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

(5)	On January 31, 2026, the Board appointed Mr. Thai Weng Leyng as (i) an independent director of the Company, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and the chairperson of the compensation committee of the Board. In addition, Mr. Long Jia Kwang was appointed Chairperson of the nominating and corporate governance committee, replacing Mr. Rui Wang.

(6)	On April 1, 2026, the Board appointed Mr. Chow Sheng Lim as (i) an independent director of the Company, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and the chairperson of the compensation committee of the Board, replacing Mr. Thai Weng Leyng.

As of the date of this annual report, approximately 42.35% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Mr. Tan Choo Kiat	Spouse of our Director Ms. Li Peng Leck
Ms. Li Peng Leck	Director of the Company
Ms. Abbie Jillia Lee	Director of the Company
Mr. Siua Chern Yong	Director of the subsidiary, Maxwill (Asia) Pte. Ltd.
Mr. Lim Chow Sheng	Independent Director of the Company
Mr. Khor Khie Liam Alex	Independent Director of the Company
Mr. Long Jia Kwang	Independent Director of the Company
Mr. Lek Yak Heen	Family member of Ms. Li Peng Leck
Carfax Commodities (Asia) Pte. Ltd.	An entity controlled by Mr. Tan Choo Kiat with 25% shareholdings
Maxautoway Credit Pte Ltd	An entity controlled by Mr. Tan Choo Kiat with 100% shareholdings
Mai Wei Xiamen Trading Co. Ltd	An entity controlled by Mr. Tan Choo Kiat with 100% shareholdings
Davis Commodities (Thailand) Co. Ltd.	An entity controlled by Mr. Tan Choo Kiat with 49% shareholdings
Maxwill International Sdn Bhd	An entity controlled by Mr. Tan Choo Kiat with 40% shareholdings

a.	Due (to)/from related parties

Due (to)/from related parties consisted of the following:

	December 31,
	2023	2024	2025
Name	US$	US$	US$
Mr. Tan Choo Kiat	(1,095,630)	(1,095,630)	(1,095,630)
Maxautoway Credit Pte Ltd	–	(452,865)	(348,615)
Lek Yak Heen	–	–	(1,000,000)
Davis Commodities (Thailand) Co Ltd	–	(92,236)	(51,067)
Carfax Commodities (Asia) Pte Ltd	5,907,265	6,291,237	6,675,209
Mai Wei (Xiamen) Trading Co Ltd	–	408,988	1,807,837
Maxwill International Sdn Bhd	–	30,000	30,000

As of December 31, 2025, the balance due to a related party amounted to US$1,095,630, which is unsecured, with an interest rate of 10% per annum and no fixed term of repayment.

As of December 31, 2025, the balance due to a related party amounted to US$348,615. The amount was unsecured, non-interest bearing, and repayable no later than December 31, 2026.

As of December 31, 2025, the balance due to a related party amounted to US$1,000,000. The amount was unsecured, non-interest bearing, and repayable no later than December 31, 2026.

As of December 31, 2025, the balance due to a related party amounted to US$51,067, representing expenses incurred in the normal course of operation in support of the head office.

As of December 31, 2025, the balance due by a related party amounted US$1,807,837, representing trade sales made during the year.

As of December 31, 2025, the balance due by a related party amounted to US$30,000, representing refundable deposit paid in the normal course of operation.

Maxwill (Asia) (the “Lender”) had granted a convertible loan to Carfax Commodities (Asia) Pte. Ltd. (the “Borrower”) pursuant to a convertible loan agreement dated on November 30, 2020 (the “2020 Convertible Loan Agreement”), pursuant to which, the loan amount (capped at US$4,500,000) was granted by the Lender to the Borrower, with compounded interest to accrue at the rate prescribed by the Inland Revenue Authority of Singapore. The parties agreed to terminate the 2020 Convertible Loan Agreement with effect from November 30, 2023 and entered into a renewed loan agreement on November 30, 2023 (the “2023 Convertible Loan Agreement”). Pursuant to the terms of the 2023 Convertible Loan Agreement, a facility was granted by the Lender to the Borrower in the amount of up to US$6,000,000 (comprising (a) US$3,937,569, being the amount outstanding under the 2020 Convertible Loan Agreement as at November 30, 2023, and (b) US$2,062,431, being the additional loan amount, with interest to accrue on the principal amount outstanding at a rate of 6.5% per annum (the “2023 Loan”). The 2023 Loan expires on the earlier of (i) November 30, 2026 (or such other date that the Borrower and the Lender may otherwise agree in writing); and (ii) the date on which all (and not part) of the amount outstanding under the 2023 Convertible Loan Agreement is converted into ordinary shares of the Borrower. The 2023 Loan is convertible at the option of the Lender with written notice to the Borrower. As at December 31, 2025, the gross outstanding principal and interest due on the 2023 Loan was US$6,675,209.

b.	Office rental expenses paid to a related party

On January 1, 2023, Maxwill (Asia) entered into an office lease agreement with Mr. Tan Choo Kiat, the former director of Maxwill (Asia). Mr. Tan Choo Kiat is the landlord of the office premise. The lease agreement has a term of 3 years from January 1, 2023 to December 31, 2025 with monthly rent of S$4,500 (approximately US$3,431). Rental expense paid to Mr. Tan Choo Kiat amounting to approximately US$40,000, US$40,000 and US$41,000 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

c.	Directors’ remuneration and fees paid to related parties

Ms. Leck Li Peng’s and Ms. Abbie Jillia Lee’s director remuneration was approximately US$150,000, US$155,000 and US$156,000 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. Directors’ fees have been paid to Mr. Siua Chern Yong for our subsidiary Maxwill (Asia) Pte. Ltd. amounting to approximately US$125,000, US$117,000 and US$125,000 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. The Company has paid directors’ fees of US$9,000, US$54,000 and US$54,000 to the independent directors for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

d.	Related party remuneration

Remuneration of approximately US$138,000, US$139,000 and US$131,000 was paid to Mr. Tan Choo Kiat for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

e.	Interest income from a related party

Maxwill (Asia) reported interest income from Carfax Commodities (Asia) Pte. Ltd. amounting to approximately US$88,000, US$384,000 and US$384,000 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

f.	Interest payable to a related party

The interest payable to Mr. Tan Choo Kiat amounting to approximately US$75,000, US$110,000 and US$110,000 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

g.	Sales with a related party

Sales to a related party in China amounting to approximately US$1,785,000, US$5,256,000 and US$35,522,000 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

h.	Overseas office expense payable to a related party

Overseas office expense payable to a related party amounting to approximately US$312,000, US$315,000 and US$307,000 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

A supplier, VXL FZE, obtained judgments in the High Court of Singapore against the Company’s subsidiaries, Davis Commodities Pte. Ltd. and LP Grace Pte. Ltd., in respect of unpaid trade invoices arising from commodity purchase contracts entered into prior to year-end. On January 8, 2026, the court entered judgment in default of defense, ordering payment of US$620,130 by Davis Commodities Pte. Ltd. and US$129,600 by LP Grace Pte. Ltd., together with applicable interest and legal costs. The judgment amounts relate to obligations that existed as of December 31, 2025 and have been reflected in the consolidated financial statements.

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

We have never declared or paid cash dividends on our Class A Ordinary Shares and, as of the date of this annual report, we do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business. During the fiscal year ended December 31, 2021, our subsidiary, Maxwill (Asia), declared dividends totaling US$5,051,000 to its then shareholders, Tan Choo Kiat and Li Peng Leck, of which, US$2 million was offset against amounts due from our directors and US$3 million was paid in cash by us on January 25, 2022. During the fiscal year ended December 31, 2022, our subsidiary, Maxwill (Asia), declared dividends amounting to US$672,000 to Ms. Leck Li Peng, the ultimate controlling shareholder of our Company. During the fiscal year ended December 31, 2023, the company did not declare any dividends.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on the receipt of dividends and other distributions from our subsidiary, Maxwill. Maxwill will rely on payments made from its subsidiaries, Maxwill (Asia), LP Grace, Maxwill Foodlink and Davis Commodities (Singapore). Under the Companies Act 1967 of Singapore, no dividend is payable to the shareholders of any Singapore-incorporated company except out of profits. As a result, our ability to pay dividends depends upon dividends paid by Maxwill and its subsidiaries.

Cash dividends on our Class A Ordinary Shares, if any, will be paid in U.S. dollars. All Singapore-tax resident companies are currently under a “one-tier” corporate tax system, or one-tier system. Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are exempt from Singapore income tax in the hands of shareholders, regardless of the tax residence status, shareholding level or legal form of the shareholder. Accordingly, dividends received by our subsidiary, Maxwill, in respect of the shares held by Maxwill in its subsidiaries, Maxwill (Asia), LP Grace, Maxwill Foodlink, and Davis Commodities (Singapore), are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that each of its subsidiaries, Maxwill (Asia), LP Grace, Maxwill Foodlink and Davis Commodities (Singapore), are a tax resident of Singapore and under the one-tier system. Likewise, dividends received by Davis Commodities, in respect of the shares held by Davis Commodities in our subsidiary, Maxwill, are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that Maxwill is a tax resident of Singapore and under the one-tier system. See “Item 10. Additional Information—E. Taxation—Singapore Taxation.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares were listed on The Nasdaq Capital Market under the symbol “DTCK” from September 19, 2023 until trading was suspended at the open of business on March 25, 2026, in connection with the Nasdaq Listing Qualifications staff's determination, dated March 18, 2026, that we did not satisfy the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) (the “Staff Determination”). On June 23, 2025, our shareholders approved a re-classification of our ordinary shares into Class A Ordinary Shares (one vote per share) and Class B Ordinary Shares (thirty votes per share), in each case with a par value of US$0.000000430108 per share; the Class A Ordinary Shares were the class then trading on Nasdaq under the symbol “DTCK.” On February 4, 2026, our shareholders approved a consolidation of our Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than 1-for-10 and not more than 1-for-20, with the exact ratio within the range to be determined by the Board. On February 5, 2026, the Board approved a ratio of 1-for-20 for the share consolidation, pursuant to which every 20 issued and unissued Class A Ordinary Shares with a par value of US$0.000000430108 each were consolidated into one Class A Ordinary Share with a par value of US$0.00000860216 and every 20 issued and unissued Class B Ordinary Shares with a par value of US$0.000000430108 each were consolidated into one Class B Ordinary Share with a par value of US$0.00000860216. We requested a hearing before the Nasdaq Listing Qualifications Hearings Panel (the “Panel”) with respect to the Staff Determination. On April 22, 2026, the Panel issued a written decision denying our request for continued listing. We have requested further review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council in accordance with applicable Nasdaq rules, and the matter remains pending as of the date of this annual report.

Since March 25, 2026, our Class A Ordinary Shares have been quoted on the OTC Markets under the symbol “DTCKF.” Our Class B Ordinary Shares are not listed on any securities exchange or quoted on any inter-dealer quotation system.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares were previously listed on the Nasdaq Capital Market under the symbol “DTCK.” Trading on Nasdaq was suspended at the open of business on March 25, 2026. On April 22, 2026, the Panel issued a written decision denying our request for continued listing on Nasdaq. We have requested further review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council in accordance with applicable Nasdaq rules, and the matter remains pending as of the date of this annual report. As of the date of this annual report, our Class A Ordinary Shares are quoted on the OTC Markets under the symbol “DTCKF.”

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

D. Exchange Controls

There are currently no exchange control regulations or currency restrictions in the Cayman Islands.

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

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000 previously) of the normal chargeable income – 75.0% of the first S$10,000 and 50.0% of the next S$190,000. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate. As announced in Budget 2026, a CIT Rebate of 40% of the corporate tax payable, capped at S$30,000 for the year of assessment 2026, will be granted to all taxpaying companies, whether tax resident or not, for year of assessment 2026 (the “CIT Rebate”). Active companies1 that have employed at least one (1) local employee (referred to as “local employee condition”)2 in 2025 will receive a minimum benefit of S$1,500 in the form of a CIT Rebate Cash Grant. The total maximum benefits of CIT Rebate and CIT Rebate Cash Grant that a company may receive is S$30,000.

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

___________________________

1 An active company refers to one that is carrying on a trade or business (including the activity of holding any investments) at the point of disbursement of the CIT Rebate Cash Grant. On the other hand, inactive companies include: (i) Companies that are not carrying on any trade or business (including the activity of holding any investments); (ii) Companies that are under liquidation; (iii) Companies that are under receivership in respect of all of their properties; and

(iv) Companies that have ceased to exist such as amalgamating companies that are removed from the register by the Registrar of Companies of Singapore upon an amalgamation coming into effect.

2 A company is considered to have met the local employee condition if it has made CPF contributions to at least one (1) local (Singapore citizen or permanent resident) employee, not including shareholders who are also directors of our Company, in the calendar year 2024.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporate tax.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OR OWNERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	persons that elect to mark their securities to market;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

•	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

•	beneficiaries of a Trust holding our Class A Ordinary Shares; or

•	persons holding our Class A Ordinary Shares through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (defined below) that purchase our Class A Ordinary Shares. Prospective purchasers and owners are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth a brief summary of the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

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

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. Our Class A Ordinary Shares are currently traded on the OTC Markets. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For the fiscal year ended December 31, 2023, the Company did not declare any dividends.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we are not for the current year a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. However, there can be no assurance with respect to our status as a PFIC for any future taxable year. Based on the amount of cash we raised in our initial public offering, together with any other assets held for the production of passive income, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how quickly we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares continue to be regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

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

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Onestop Assurance PAC

	For the Years Ended December 31,
	2025	2024
Audit fees(1)	$–	$–
Audit-Related fees	–	–
Tax fees	–	–
All other fees(2)	25,200	24,000
Total	$24,000	$24,000

AOGB CPA Limited

	For the Years Ended December 31,
	2025	2024
Audit fees(1)	$135,000	$159,000
Audit-Related fees	–	–
Tax fees	–	–
All other fees(2)	6,000	6,000
Total	$141,000	$165,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, and review of the interim financial statements.

(2)	means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with, review and consent of documents filed with the SEC.

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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
1.1*

Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission on June 24, 2025)

2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.3	Exclusive Distribution Agreement by and between Tong Seng Produce Pte. Ltd. and Maxwill Foodlink Pte. Ltd. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
4.4*	Tenancy Agreement, by and between Maxwill (Asia) Pte. Ltd. and EPG Engineering (Singapore) Pte Ltd.
8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-270427), as amended, initially filed with the Securities and Exchange Commission on March 9, 2023)
11.2	Insider Trading Compliance Manual of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter, dated August 30, 2024, from Onestop Assurance PAC addressed to the Commission (incorporated herein by reference to Exhibit 16.1 to the Form 6-K (File No. 001-41804), filed with the Securities and Exchange Commission on August 30, 2024)
15.2*	Consent of Onestop Assurance PAC, Independent Registered Public Accounting Firm
97.1	Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F (File No. 001-41804), filed with the Securities and Exchange Commission on May 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Davis Commodities Limited

	By:	/s/ Li Peng Leck
Li Peng Leck
Executive Chairwoman and Executive Director
(Principal Executive Officer)

Date: May 15, 2026

DAVIS COMMODITIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Davis Commodities Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Davis Commodities Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2025 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s recurring operating losses and net operating cash outflows raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Hong Kong, Hong Kong

May 15, 2026

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Davis Commodities Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Davis Commodities Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

May 15, 2024

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	678	1,401
Accounts receivable, net	7,692	10,689
Prepaid expenses and other current assets, net	3,491	2,514
Amount due from related parties	30	30
Loan to a related party, net	–	6,004
Inventory	319	189
Total current assets	12,210	20,827

Non-current assets:
Property, plant and equipment	578	524
Right-of-use asset	37	–
Loan to a related party, net	5,972	–
Other receivable – non-current, net	891	–
Total non-current assets	7,478	524
TOTAL ASSETS	19,688	21,351

Liabilities
Current liabilities:
Bank loans - current	219	1,578
Operating lease liabilities - current	37	–
Finance lease liabilities - current	29	31
Accounts payable	9,134	11,721
Accruals and other current liabilities	1,691	2,907
Amount due to related parties	545	1,400
Income taxes payable	35	10
Total current liabilities	11,690	17,647

Non-current liabilities
Bank loans – non-current	103	3
Finance lease liabilities – non-current	72	49
Amount due to a related party	1,096	1,096
Total non-current liabilities	1,271	1,148
TOTAL LIABILITIES	12,961	18,795

Commitments and contingencies

Shareholders’ equity
Class A Ordinary Shares (US$0.00000860216 par value per share; 11,624,000,000 authorized, 399,283 and 542,786 shares issued and outstanding as of December 31, 2024 and 2025, respectively)**	*	*
Class B Ordinary Shares (US$0.00000860216 par value per share; 1,000,000 authorized, 825,750 and 825,750 shares issued and outstanding as of December 31, 2024 and 2025, respectively)**	*	*
Additional paid-in capital	3,151	4,022
Merger reserve	1,113	1,113
Retained earnings/(accumulated deficit)	2,452	(2,583)
Accumulated other comprehensive income	11	4
Total shareholders’ equity	6,727	2,556
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,688	21,351

*	Denotes amount less than US$1,000.
**	Retroactively restated for all periods presented for the effect of re-classification and re-designation of the authorized share capital and reverse stock split (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Revenue	190,724	132,369	184,217
Cost of revenue	(183,695)	(130,044)	(181,349)
Gross profit	7,029	2,325	2,868
Operating expenses:
Selling and marketing expenses	(2,439)	(1,723)	(1,693)
General and administrative expenses	(3,443)	(4,302)	(6,375)
Total operating expenses	(5,882)	(6,025)	(8,068)
Income/(loss) from operations	1,147	(3,700)	(5,200)

Other income/(expense):
Other income	198	482	607
Interest expense	(110)	(133)	(442)
Total other income	88	349	165
Income/(loss) before tax expense	1,235	(3,351)	(5,035)
Income tax expense	(149)	(178)	*
Net income/(loss)	1,086	(3,529)	(5,035)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss), net of taxes	8	(2)	(7)
Total comprehensive income/(loss)	1,094	(3,531)	(5,042)
Net income/(loss) per share attributable to ordinary shareholders**
Basic and diluted – Class A Ordinary Shares (in US$)	$0.92	$(2.88)	$(4.11)
Basic and diluted – Class B Ordinary Shares (in US$)	$0.92	$(2.88)	$(4.11)
Weighted average number of ordinary shares used in computing net income/(loss) per share**
Basic and diluted – Class A Ordinary Shares	354,054	399,283	399,283
Basic and diluted – Class B Ordinary Shares	825,750	825,750	825,750

*	Denotes amount less than US$1,000
**	Retroactively restated for all periods presented for the effect of re-classification and re-designation of the authorized share capital and reverse stock split (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares**		Class B Ordinary Shares**		Additional		Retained Earnings/	Accumulated Other	Total
	No. of Shares	Amount	No. of Shares	Amount	Paid-In Capital	Merger Reserve	(Accumulated Deficit)	Comprehensive Income	Shareholders’ Equity
		US$’000		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2023	336,751	*	825,750	*	–	1,113	4,895	5	6,013
Net income	–	–	–	–	–	–	1,086	–	1,086
Foreign currency translation adjustment	–	–	–	–	–	–	–	8	8
Issue of new shares	62,532	*	–	–	3,151	–	–	–	3,151
Balance as of December 31, 2023	399,283	*	825,750	*	3,151	1,113	5,981	13	10,258
Net loss	–	–	–	–	–	–	(3,529)	–	(3,529)
Foreign currency translation adjustment	–	–	–	–	–	–	–	(2)	(2)
Balance as of December 31, 2024	399,283	*	825,750	*	3,151	1,113	2,452	11	6,727
Net loss	–	–	–	–	–	–	(5,035)	–	(5,035)
Issue of new shares	143,503	*	–	–	871	–	–	–	871
Merger reserve arising from reorganization	–	–	–	–	–	*	–	–	*
Foreign currency translation adjustment	–	–	–	–	–	–	–	(7)	(7)
Balance as of December 31, 2025	542,786	*	825,750	*	4,022	1,113	(2,583)	4	2,556

*	Denotes amount less than US$1,000
**	Retroactively restated for all periods presented for the effect of re-classification and re-designation of the authorized share capital and reverse stock split (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Net income/(loss)	1,086	(3,529)	(5,035)
Adjustments:
Depreciation and amortization	62	96	56
Unrealized loss on derivative contract at fair value	–	14	519
Unrealized gain on derivative contract at fair value	–	–	(9)
Provision of allowance for credit loss	500	254	1,793
Impairment loss for damaged inventory	16	–	–
Bad trade debts written off	2	*	*
Share based compensation	–	–	871
Interest expense	103	129	433
Interest expense on finance lease	2	4	9
Interest expense on operating lease liabilities	5	–	–
Interest income	(88)	(384)	(384)
Changes in operating assets:
Decrease in inventories	1,624	218	129
Decrease/(increase) in margin deposits	571	(41)	(252)
Decrease/(increase) of accounts and other receivables, and prepayment	(10,808)	9,398	(2,315)
Increase in amount due from related parties	–	–	*
Decrease in deferred offering costs	1,129	–	–
(Decrease)/increase in accounts and other payables, and accruals	8,253	(6,129)	3,222
Decrease in amount due to related parties	–	(92)	(41)
Decrease in operating lease liabilities	(3)	(37)	(1)
Decrease in income tax payable	(645)	(678)	(25)
Cash provided by/(used in) operating activities	1,809	(777)	(1,030)

Interest received	88	–	–
Purchase of property, plant and equipment	(296)	(5)	(2)
Cash used in investing activities	(208)	(5)	(2)

Advances from related parties	–	453	1,721
Loan to a related party	(5,907)	–	–
Issuance of share capital	*	–	–
Repayment of amount due to a related party	–	–	(825)
Net proceeds from offering	3,151	–	–
Proceeds from bank borrowings	–	–	27,659
Proceeds from finance lease	144	–	–
Repayment of bank borrowings	(155)	(208)	(26,400)
Interest paid	(28)	(82)	(370)
Principal payment of finance lease	(14)	(29)	(21)
Payment of interest on finance lease	(2)	(4)	(9)
Cash (used in)/provided by financing activities	(2,811)	130	1,755

Net change in cash and cash equivalents	(1,210)	(652)	723
Cash and cash equivalents as of beginning of the year	2,540	1,330	678
Cash and cash equivalents as of the end of the year	1,330	678	1,401

Supplementary disclosure of cash flows information
Cash paid for taxes	791	856	22
Interest income received	88	215	51
Interest expense paid	30	86	379
Supplemental disclosure of non-cash activities
Operating lease asset obtained in exchange for operating lease obligations	150	–	–
Share based payment to a service provider	–	–	871

*	Denotes amount less than US$1,000

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Davis Commodities Limited was incorporated on September 20, 2022 in the Cayman Islands, as an investment holding company. Davis Commodities Limited conducts its primary operations through its wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: 1) Maxwill Pte. Ltd.; 2) Maxwill (Asia) Pte. Ltd.; 3) LP Grace Pte. Ltd; 4) Maxwill Foodlink Pte. Ltd.; 5) Davis Commodities Pte. Ltd.; 6) Davis Commodities SEA Pte. Ltd.; 7) Davis Commodities Global Pte. Ltd.; and 8) Davis Commodities Asia Pte. Ltd. (collectively the “Company”). The subsidiaries specialize in trading of three main categories of agricultural commodities: sugar, rice and oil and fat products. The Company distributes agricultural commodities to various markets, including providing warehouse storage and logistic services.

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

Davis Commodities Limited – Share Swap Agreement

Davis Commodities Limited was incorporated in the Cayman Islands as an exempted company with limited liability on September 20, 2022, with an initial issued share capital of 3,524 shares of par value US$0.001 each.

On September 20, 2022, Davis Commodities Limited entered into a share swap agreement with Davis & KT Holdings Pte. Ltd. (the “Share Swap Agreement”). Pursuant to the Share Swap Agreement, Davis & KT Holdings Pte. Ltd. transferred 100 shares, the total issued and paid up capital of Maxwill Pte. Ltd., to Davis Commodities Limited, while Davis Commodities Limited issued and allotted 6,476 shares of par value US$0.001 each to Davis & KT Holdings Pte. Ltd. (the “Share Swap”). Following the acquisition, Maxwill Pte. Ltd., together with all its subsidiaries, become wholly owned subsidiaries of Davis Commodities Limited. Davis Commodities Limited had an issued and paid up capital of 10,000 shares of par value US$0.001 each.

On June 22, 2023, the shareholders of the Company approved, among others, a subdivision of each issued and unissued ordinary share of par value of US$0.001 each into 2,325 ordinary shares, par value US$0.000000430108 per share.

Under applicable accounting principles, the Share Swap is considered as a merger of entities under common control. Und   er the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which requires retrospective combination of the Company, Maxwill Pte. Ltd., Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd. for all periods presented.

After the reorganization, the Company wholly owns Maxwill Pte. Ltd., which is domiciled in Singapore; Maxwill Pte. Ltd. wholly owns Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd., which are all incorporated and domiciled in Singapore. The Company is headquartered in Singapore and conducts its operations domestically.

Incorporation of Davis Commodities Pte. Ltd.

On September 15, 2023, Davis Commodities Pte. Ltd. was incorporated and domiciled in Singapore as a private company limited by shares and a wholly owned subsidiary of Maxwill Pte. Ltd.

Incorporation of Davis Commodities Global Pte. Ltd.

On October 1, 2025, Davis Commodities Global Pte. Ltd. was incorporated and domiciled in Singapore as a private company limited by shares and a wholly owned subsidiary of Maxwill Pte. Ltd.

Incorporation of Davis Commodities SEA Pte. Ltd.

On October 2, 2025, Davis Commodities SEA Pte. Ltd. was incorporated and domiciled in Singapore as a private company limited by shares and a wholly owned subsidiary of Maxwill Pte. Ltd.

Incorporation of Davis Commodities Asia Pte. Ltd.

On October 15, 2025, Davis Commodities Asia Pte. Ltd. was incorporated and domiciled in Singapore as a private company limited by shares and a wholly owned subsidiary of Maxwill Pte. Ltd.

Details of the subsidiaries of the Company are set out below:

Percentage of effective ownership
Name	Date of Incorporation	2024	2025	Place of incorporation	Principal Activities
Maxwill Pte. Ltd.	November 1, 2004	100%	100%	Singapore	Holding company.

Maxwill (Asia) Pte. Ltd.	September 11, 1999	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.

LP Grace Pte. Ltd.	January 11, 2008	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.

Maxwill Foodlink Pte. Ltd.	January 15, 2004	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services.

Davis Commodities Pte. Ltd.	September 15, 2023	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services.

Davis Commodities Global Pte. Ltd.	October 1, 2025	–	100%	Singapore	Dormant company.

Davis Commodities SEA Pte. Ltd.	October 2, 2025	–	100%	Singapore	Trading of fast-moving consumer goods (FMCG) products and the provision of integrated warehousing, storage and logistics services.

Davis Commodities Asia Pte. Ltd.	October 15, 2025	–	100%	Singapore	Dormant company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Going concern

For the year ended December 31, 2025, the Company incurred net loss of approximately US$5,035,000 and net operating cash outflows of approximately US$1,030,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued. As of the report date of these consolidated financial statements, there still exists substantial doubt that the Company will continue as a going concern.

The Company has funded its operations and capital needs primarily through bank loans and operational income. To meet the cash requirements for the next 12 months from the issuance date of this report, the Company plans to continue to focus on improving operational efficiency and cost reductions. Additionally, the Company has an at-the-market (“ATM”) offering program under which sales of its Class A Ordinary Shares could be conducted for financing its working capital requirements and capital expenditure. The Company plans to continue utilizing the ATM program to pursue further issuances of its Class A Ordinary Shares, as appropriate, to raise additional funding to support its operations subsequent to the date of these consolidated financial statements.

The management plan cannot alleviate the substantial doubt of the Company’s ability to continue as a going concern. There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, or that the Company is unsuccessful in increasing its profit and reducing operating losses, it would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

(b)    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(c)    Consolidation

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

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Under this method, the Company has been treated as the holding company of the subsidiaries for the financial years presented. Accordingly, the results of the Company include the results of the subsidiaries for three-year period ended December 31, 2023, 2024 and 2025. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant periods, as a single economic enterprise, although the legal parent-subsidiary relationships may not have been established.

(d)    Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for credit loss for accounts receivable, other receivables and loan to a related party, inventory valuation, useful lives and impairment for property and plant and equipment and deferred tax asset and valuation allowance. Actual results could vary from the estimates and assumptions that were used.

(e)    Risks and uncertainties

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

(f)    Foreign currency translation and transaction and Convenience translation

The accompanying consolidated financial statements are presented in U.S. dollar (“US$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries, Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd., Maxwill Pte. Ltd., Davis Commodities Pte. Ltd., Davis Commodities Global Pte. Ltd., Davis Commodities SEA Pte. Ltd., and Davis Commodities Asia Pte. Ltd. are the U.S. dollar. Maxwill Foodlink Pte. Ltd. uses the Singapore dollar (“S$”) as its functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of operations and comprehensive income/(loss) as other income/(expenses).

The value of foreign currency including, the S$, may fluctuate against the US$. Any significant variations of the aforementioned currency relative to the S$ may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2024	2025
US$ to S$ Year End	1.3435	1.2962
US$ to S$ Average Rate	1.3367	1.3114

(g)    Fair Value Measurement

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

Cash and cash equivalents, accounts receivable, other current assets, other receivables, amount due from related parties, loan to a related party, bank loans, operating lease liabilities, finance lease liabilities, amount due to related parties, accounts payables and other current liabilities are financial assets and liabilities. As of December 31, 2025, other than the unrealized losses on commodity future contracts measured at fair value (included in accruals and other current liabilities) and unrealized gains on commodity future contracts measured at fair value (included in prepaid expenses and other current assets), the carrying amount of these financial instruments are approximated to their respective fair values. The commodity futures contracts are measured at fair value on a recurring basis using the mark-to-market valuations reflected in month-end broker statements, which are based on observable market inputs. Accordingly, these instruments are classified within Level 2 of the fair value hierarchy.

(h)     Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

(i)     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Periodically, the Company may carry cash balances at financial institutions more than the respective subsidiaries’ government insured limits in Singapore of S$100,000 per institution. The amount in excess of government insurance as of December 31, 2025 and 2024, was approximately US$999,974 (approximately S$1,296,142) and US$429,325 (approximately S$576,798), respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

 (j)     Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit loss on such receivables. The allowance for credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

(k)    Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

(l)    Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Investment property	40 years
Right-of-use asset	3 years
Furniture and fittings, office equipment, renovation and computer and software	3 years
Motor vehicle	10 years

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

(m)     Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2024 and 2025.

(n)     Commitments and contingencies

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

(o)    Revenue recognition

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

In general, the Company controls the products, as it has the obligation to (i) fulfill the products’ delivery and (ii) bears any inventory risk as its legal owner. In addition, when establishing the selling prices for delivery of the products, the Company has control to set its selling price to ensure it would generate profit for the products delivered. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Shipping, storage and handling and insurance costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenue.

Rental income from investment property

In accordance with ASC 842 Lease Topics, the Company accounts for the rental of investment property as direct finance leases where, lease income from the perspective of lessor is recognized on the Company’s statement of income on a straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to lease the investment property to the lessee, and to ensure that the investment property is available for use over the life of the lease contract. Rental income from investment property included in Other Income amounted to US$26,637, US$27,086 and US$29,295 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

(p)    Cost of revenue

Cost of revenue mainly consists of cost of finished goods, labor costs, repacking costs, shipping, storage and handling and insurance costs.

(q)    Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisitions costs if any are accounted for as periodic costs.

(r)    General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

(s)     Operating leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current, in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(t)     Finance leases

The Company accounts for leases in accordance with ASC 842, Leases. At the commencement date of a lease, the Company recognizes a finance lease liability for leases with an initial term greater than 12 months. Lease liabilities are measured at the present value of lease payments over the lease term, discounted using the Company’s incremental borrowing rate, unless the implicit rate in the lease is readily determinable.

Leases are classified as finance leases based on the criteria set forth in ASC 842. For finance leases, the Company recognizes interest expense on the lease liability and depreciation expense on the leased asset separately in the consolidated statements of and comprehensive income/(loss). Motor vehicles acquired under finance lease arrangements are recognized as motor vehicles within property, plant and equipment as assets, with a corresponding finance lease liability recognized on the consolidated balance sheets. The motor vehicles are depreciated over the estimated useful lives.

(u)     Employee benefits

The Company participates in the Central Provident Fund (“CPF”) scheme in Singapore, under which it is required to make statutory contributions for eligible employees in accordance with the Central Provident Fund Act 1953. CPF contributions are calculated based on prescribed rates, which vary depending on factors such as employee residency status, age and wage level. The Company’s contributions are recognized as employee benefit expenses in the period in which they are incurred and included in “General and administrative expenses” in the consolidated statements of operations and comprehensive income/(loss).

(v)     Share-based compensation

The Company follows ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards, including restricted stock units, based on estimated grant date fair values. Restricted stock units are valued using the market price of the Company’s common shares on the date of grant. The Company records compensation expense, net of estimated forfeitures, over the requisite service period.

(w)     Income taxes

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(x)    Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net earnings/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using two-class method. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. For the years ended December 31, 2023, 2024 and 2025, there were no dilutive shares and hence no dilutive earnings/(loss) per share.

The following table sets forth the computation of basic and diluted earnings/(loss) per share for the years ended December 31, 2023, 2024 and 2025, which includes both Class A Ordinary Shares and Class B Ordinary Shares:

	For the years ended December 31,
	2023		2024		2025
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Earnings/(loss) per share, basic and diluted
Numerator:
Allocation of undistributed net earnings/(loss) (in US$’000)	$326	760	(1,150)	(2,379)	(1,641)	(3,394)
Denominator:
Weighted average number of ordinary shares	354,054	825,750	399,283	825,750	399,283	825,750
Earnings/(loss) per share, basic and diluted (in US$)	$0.92	0.92	(2.88)	(2.88)	(4.11)	(4.11)

(y) Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM has been identified as the Company’s Chief Executive Officer, who uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different services. See Note 12, Revenues and segment information for additional information.

(z)     Recent accounting pronouncements

Recent Adopted Standards

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, on a prospective basis. See Note 13, Income Tax Expenses for additional information.

Recent Accounting Pronouncements not yet adopted

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

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets” (“ASU 2025-05”). The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is assessing the effect of this update on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which addresses a wide range of topics in the FASB Accounting Standards Codification. The ASU contains numerous amendments, technical corrections, and clarifications to enhance the clarity and consistency of existing U.S. GAAP. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The Company is assessing the effect of this update on its consolidated financial statements and related disclosures.

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

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2024	2025
	US$’000	US$’000
Accounts receivable	7,842	11,051
Allowance for credit loss	(150)	(362)
Accounts receivable, net	7,692	10,689

The movements in the allowance for credit losses for the years ended December 31, 2024 and 2025 were as follows:

	December 31,
	2024	2025
	US$’000	US$’000
Balance at beginning of the year	500	150
Addition	132	280
Reversal	(482)	(68)
Balance at end of the year	150	362

The addition and reversal for credit losses on accounts receivable for the year ended December 31, 2023 amounted to US$499,688 and US$nil, respectively.

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for credit loss, based on the invoice date is as follows:

	December 31,
	2024	2025
	US$’000	US$’000
Within 30 days	4,693	3,673
Between 31 and 60 days	1,672	3,481
Between 61 and 90 days	690	1,267
More than 90 days	637	2,268
	7,692	10,689

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	December 31,
	2024	2025
	US$’000	US$’000
Other receivables – Third parties**	337	1,519
Allowance for credit loss	–	(1,514)
Other receivables, net – Third parties**	337	5

Deposits	6	11
GST receivable	7	5
Margin deposits *	66	318
Unrealized gain on commodity future contract, at fair value	–	9
Prepayment to suppliers – Third parties***	3,075	2,166
	3,491	2,514

___________________

*

As of December 31, 2024, other receivables mainly represented amounts reclassified from prepayments to suppliers in the prior year following the cancellation of the related procurement agreements. Under the repayment schedule, approximately US$300,000 was expected to be repaid within one year and approximately US$1,177,000 thereafter. The Company assessed the receivables for expected credit losses and recognized a provision of allowance for credit loss of approximately US$285,000 during the year ended December 31, 2024. No provision of allowance for credit loss was recognized during the year ended December 31, 2023. As a result, among the other receivables, net of approximately US$1,192,000, approximately US$300,000 was classified as current assets and approximately US$892,000 was classified as non-current assets based on the repayment terms.

As of December 31, 2025, gross other receivables of approximately US$1,177,000 were classified as current assets in accordance with the repayment terms. The Company subsequently assessed that the suppliers failed to comply with the agreed repayment terms. Together with other long-aged receivables of approximately US$37,000, the Company identified a significant increase in credit risk and recognized additional allowance for credit losses of approximately US$1,229,000 during the year ended December 31, 2025. Accordingly, the allowance for credit losses increased from approximately US$285,000 to approximately US$1,514,000.

Provision of allowance for credit loss for the years ended December 31, 2024 and 2025 are included in “General and administrative expenses” in the consolidated statements of operations and comprehensive income/(loss).

**	Margin deposits relate to deposits placed with Phillip Nova Pte. Ltd., Stonex Markets LLC and Olam Global Agri Pte. Ltd. for derivative instruments entered into for the purpose of managing the Company’s commodity price risk (Note 14).
***	The amounts represent payments made to third parties for marketing and business development services to be amortized for a period of time based on contract periods specified in the service agreements. During the years ended December 31, 2023, 2024 and 2025, amortization of prepaid expenses of US$nil, US$1,393,000 and US$1,393,000, was recognized and included in “General and administrative expenses” in the consolidated statements of operations and comprehensive income/(loss), respectively.

5. INVENTORY

	December 31,
	2024	2025
	US$’000	US$’000
Finished goods	319	189
Impairment loss for damaged finished goods	–	–
	319	189

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consists of the following:

	December 31,
	2024	2025
	US$’000	US$’000
Investment property	442	442
Computer software	229	231
Renovation	87	87
Office equipment	16	16
Furniture and fittings	34	34
Motor vehicle	239	239
Subtotal	1,047	1,049
Less: Accumulated depreciation	(469)	(525)
Property, plant and equipment, net	578	524

Depreciation expense was US$62,217, US$60,430 and US$56,315 for the years ended December 31, 2023, 2024 and 2025, respectively.

7. LOAN TO A RELATED PARTY, NET

	December 31,
	2024	2025
	US$’000	US$ ’000
Loan to a related party	6,291	6,675
Allowance for credit losses	(319)	(671)
Loan to a related party	5,972	6,004

Maxwill (Asia) Pte. Ltd. (the “Lender”) had granted a convertible loan to Carfax Commodities (Asia) Pte. Ltd. (the “Borrower”) pursuant to a convertible loan agreement dated on November 30, 2020 (the “2020 Convertible Loan Agreement”), pursuant to which the loan amount (capped at US$4,500,000) was granted by the Lender to the Borrower, with compounded interest to accrue at the rate prescribed by the Inland Revenue Authority of Singapore. The parties agreed to terminate the 2020 Convertible Loan Agreement with effect from November 30, 2023 and entered into a renewed loan agreement on November 30, 2023 (the “2023 Convertible Loan Agreement”). Pursuant to the terms of the 2023 Convertible Loan Agreement, a facility was granted by the Lender to the Borrower in the amount of up to US$6,000,000 (comprising (a) US$3,937,569, being the amount outstanding under the 2020 Convertible Loan Agreement as at November 30, 2023, and (b) US$2,062,431, being the additional loan amount), with interest to accrue on the principal amount outstanding at a rate of 6.5% per annum (the “2023 Loan”). The 2023 Loan expires on the earlier of (i) November 30, 2026 (or such other date that the Borrower and the Lender may otherwise agree in writing); and (ii) the date on which all (and not part) of the amount outstanding under the 2023 Convertible Loan Agreement is converted into ordinary shares of the Borrower. The 2023 Loan is convertible at the option of the Lender with written notice to the Borrower. As at December 31, 2025 the outstanding principal and interest on the 2023 Loan was US$6,675,209.

8. LEASES

Operating lease

As of December 31, 2025, the Company had no operating lease, as its office lease expired on that date. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2025, the weighted average remaining lease term was nil (2024: 1 year) and the weighted average discount rate was 5.25% (2024: 5.25%). Cash paid for operating lease included in the operating cash flows was US$39,770, US$40,406 and US$41,176 for the years ended December 31, 2023, 2024 and 2025, respectively. Subsequent to December 31, 2025, the Company entered into a new lease agreement for office premises in Singapore with a lease term of three years.

The following table presents the operating lease related assets and liabilities recorded on the Company’s consolidated balance sheet as of December 31, 2024 and 2025.

	December 31,
	2024	2025
	US$’000	US$’000
Operating lease - right-of-use asset, net	37	–

	December 31,
	2024	2025
	US$’000	US$’000
Operating lease liabilities
Current portion	37	–
Non-current portion	–	–
Total operating lease liabilities	37	–

Finance lease

On July 17, 2023, the Company acquired a vehicle through a finance lease agreement. The agreement entails 60 monthly installments, with an interest rate of 5.43% per annum, based on principal amount of US$144,356. As of December 31, 2024 and 2025, the weighted average remaining lease term was 3.5 years and 2.5 years. Cash paid for finance lease included in the financing cash flows was US$16,350, US$33,216 and US$29,736 for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table presents the finance lease related assets and liabilities recorded on the Company’s consolidated balance sheets.

	December 31,
	2024	2025
	US$’000	US$’000
Motor vehicle	239	239
Accumulated depreciation	(48)	(72)
Motor vehicle, net	191	167

	December 31,
	2024	2025
	US$’000	US$’000
Finance lease liabilities
Current portion	29	31
Non-current portion	72	49
Total finance lease liabilities	101	80

The following table summarizes the maturity of finance lease liabilities as of December 31, 2025:

2025
US$’000
2026	34
2027	34
2028	17
Total	85
Imputed interest	(5)
Present value of finance lease liabilities	80

9. BANK LOANS

The bank loans as of December 31, 2024 and 2025 are set out below:

Bank loans	Currency	Period	Effective Interest rate	Carrying amount
				US$’000
Secured fixed rate bank loan*	SGD	2026	4.5%	111
Secured fixed rate bank loan*	SGD	2027	4.5%	66
Secured fixed rate bank loan*	SGD	2026	4.5%	145
December 31, 2024				322

Secured fixed rate bank loan*	SGD	2026	4.5%	59
Secured fixed rate bank loan*	SGD	2027	4.5%	36
Secured fixed rate bank loan*	SGD	2026	4.5%	12
Secured floating rate short term borrowings **	USD	2026	6.5%	1,474
December 31, 2025				1,581

*	Mr. Tan Choo Kiat, spouse of the Company’s director, Ms. Li Peng Leck, provided unlimited personal guarantee for the loans.
**

Trade financing facilities from banks were granted to the Company, which was disclosed in Note 15. As of December 31, 2025, US$1,474,325 of the trade financing facilities have been utilized. The trade facilities were paid to the suppliers by the bank directly at the Company’s instruction and the Company reports operating cash outflows and financing cash inflows on the consolidated statements of cash flows to depict the substance of these transactions.

The facilities are secured by a corporate guarantee executed by the Company, a fixed charge over the Company’s Sales Collection Account, a first deed of debenture over all goods and receivables financed by the bank, and an assignment and charge over contracts and proceeds financed under the facility.

The following table summarizes the maturity of bank loans based on the repayment schedule as of December 31, 2024 and 2025:

Bank loans	Carrying amount	Within 1 year	2026	2027
	US$’000	US$’000	US$’000	US$’000
Secured fixed rate bank loan	111	54	57	–
Secured fixed rate bank loan	66	31	32	3
Secured fixed rate bank loan	145	134	11	–
December 31, 2024	322	219	100	3

	Carrying amount	Within 1 year	2027
	US$’000	US$’000	US$’000
Secured fixed rate bank loan	59	59	–
Secured fixed rate bank loan	36	33	3
Secured fixed rate bank loan	12	12	–
Secured floating rate short term borrowings	1,474	1,474	–
December 31, 2025	1,581	1,578	3

The interest expenses for bank loans were US$28,079, US$19,875 and US$323,242, for the years ended December 31, 2023, 2024 and 2025, respectively.

10. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31,
	2024	2025
	US$’000	US$’000
Accrued operating expenses	1,145	830
Deposits	204	243
Advances from customers	323	1,299
Unrealized losses on commodity future contracts, at fair value	14	519
GST payables	5	16
	1,691	2,907

11. EQUITY

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of reorganizing transactions resulting in 23,250,000 ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented.

On September 21, 2023, the Company issued 1,250,625 ordinary shares pursuant to the initial public offering. As of the date of the initial public offering, the Company only had one single class of ordinary shares. The ordinary shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “DTCK” on September 19, 2023.

At an Extraordinary General Meeting of the Company held on 23 June 2025 (the “EGM”), the Company’s shareholders approved the alteration of the Company’s authorized share capital and the adoption of a dual-class share structure. Pursuant to a special resolution passed by the shareholders at the EGM, the Company’s authorized share capital of US$100,000.11, previously divided into 232,500,000,000 ordinary shares with a par value of US$0.000000430108 each, was re-classified and re-designated into 232,480,000,000 class A ordinary shares of par value US$0.000000430108 each (the “Class A Ordinary Shares”) and 20,000,000 class B ordinary shares of par value US$0.000000430108 each (the “Class B Ordinary Shares”).

On the same date, 7,985,644 issued and outstanding ordinary shares were re-classified and re-designated into Class A Ordinary Shares and 15,056,700 ordinary shares held by Davis & KT Holdings Pte. Ltd. and 1,458,281 ordinary shares held by Mr. Lek Pow Sheng, Pauson were re-classified and re-designated into Class B Ordinary Shares, respectively.

Following completion of the re-designation, the Company adopted a dual-class share structure consisting of Class A Ordinary Shares, each carrying one vote per share, and Class B Ordinary Shares, each carrying thirty votes per share. The dual-class share structure provides for different voting rights between the two classes of shares but an identical par value.

In September 2024, the Company filed a registration statement on Form S-8 to register 2,870,050 ordinary shares under the Davis Commodities Limited 2024 Equity Incentive Plan. Subsequently, on December 31, 2025, the Company approved the grant and issuance of an aggregate of 2,870,050 Class A ordinary shares under the Plan to an independent service provider. The award shares were fully vested as of the grant date on December 31, 2025. The shares were issued pursuant to the Company’s Equity Incentive Plan as part of share-based compensation arrangements intended to align the interests of the service provider with those of shareholders.

On February 5, 2026, the Board approved a share consolidation of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at a ratio of 20-for-1 (the “Reverse Split”). Pursuant to the Board resolutions, each 20 issued and unissued Class A Ordinary Shares will be consolidated into one Class A Ordinary Share, and each 20 issued and unissued Class B Ordinary Shares will be consolidated into one Class B Ordinary Share. Following the Reverse Split, (i) the par value of each Class A Ordinary Share and each Class B Ordinary Share will be changed from $0.000000430108 each to $0.00000860216 each; (ii) the authorized shares will be changed from 232,480,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares to 11,624,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares; and (iii) the issued and outstanding shares will be changed from 10,855,694 Class A Ordinary Shares and 16,514,981 Class B Ordinary Shares to 542,786 Class A Ordinary Shares and 825,750 Class B Ordinary Shares, respectively. All fractional shares resulting from the Reverse Split will not be issued to shareholders; instead, any fractional entitlements will be rounded up to the next whole number. The Company’s Class A Ordinary Shares started to trade on the Market on a split-adjusted basis on March 9, 2026.

The Company believe it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions and the subsequent adjusted per-share consideration, the Company has retroactively adjusted the shares and per share data for all periods presented.

12. REVENUES AND SEGMENT INFORMATION

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM has been identified as the Company’s Chief Executive Officer, who uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280 as follows:

1.	Sale of sugar
2.	Sale of rice
3.	Sale of oil and fat products
4.	Sale of others

	December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Sale of sugar	116,443	86,599	127,676
Sale of rice	26,440	18,680	34,080
Sale of oils and fats products	47,623	26,642	22,421
Sale of others	218	448	40
	190,724	132,369	184,217

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit/(loss), as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit/(loss) are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

The following table presents summary information by product type for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31, 2023
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	116,443	26,440	47,623	218	190,724
Gross Profit	3,333	1,115	2,558	23	7,029

	For the year ended December 31, 2024
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	86,599	18,680	26,642	448	132,369
Gross Profit	1,209	98	969	49	2,325

	For the year ended December 31, 2025
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	127,676	34,080	22,421	40	184,217
Gross Profit/(Loss)	916	1,423	549	(20)	2,868

The following table presents summary information by geographic region for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

	For the year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Africa	80,637	68,448	110,478
China	17,731	11,957	37,118
Indonesia	22,502	12,672	2
Vietnam	9,109	6,999	1,060
Philippines	19,372	2,850	2,832
Thailand	13,119	12,989	7,662
Singapore	18,889	10,105	10,259
Other countries	9,365	6,349	14,806
Total	190,724	132,369	184,217

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2023
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	116,443	26,440	47,623	218	190,724

	For the year ended December 31, 2024
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	86,599	18,680	26,642	448	132,369

	For the year ended December 31, 2025
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	127,676	34,080	22,421	40	184,217

All assets and operations of the Company are located in Singapore, and accordingly, no segmental analysis of segment assets is presented.

13. INCOME TAX EXPENSES

Caymans Islands

The Company is domiciled in the Cayman Islands. This locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The Company’s subsidiaries, Maxwill Pte. Ltd., Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd., Maxwill Foodlink Pte. Ltd., Davis Commodities Pte. Ltd., and Davis Commodities SEA Pte. Ltd., Davis Commodities Global Pte. Ltd., and Davis Commodities Asia Pte. Ltd. are considered Singapore tax resident enterprises under Singapore tax laws. Accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2024: 17%).

The income tax provision consists of the following components:

	For the years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Singapore entity:
Current year	150	15	*
Under-provision in prior year	–	163	–
Deferred tax	(1)	–	–
Non-Singapore entity:	–	–	–
Income tax expense	149	178	*

*	Denotes amount less than US$1,000

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2024: 17%) to profit/(loss) before income tax as a result of the following differences:

	For the years ended December 31,
	2023		2024		2025
	US$’000%		US$’000%		US$’000%
Income/(loss) before tax expenses:	1,235		(3,351)		(5,035)

Tax at the domestic income tax rate	210	17.0	(570)	17.0	(856)	17.0
Tax of different tax rate of other jurisdiction	–	–	–	–	372	(7.4)
Tax effect of expenses that are not deductible in determining taxable profit	21	1.7	142	(4.2)	337	(6.7)
Non-taxable incomes	(7)	(0.6)	*	–	*	–
Tax exemption	(15)	(1.2)	(15)	0.4	(1)	0.0
Change in valuation allowance	–	–	473	(14.1)	155	(3.1)
Tax rebate	–	–	(15)	0.4	–	–
Capital allowances and rebate	(155)	(12.6)	–	–	–	–
Others	95	7.7	163	(4.9)	(7)	0.1
	149	12.1	178	(5.3)	*	–

_______________

*	Denotes amount less than US$1,000.

The significant component of the Company’s deferred tax asset is as follows:

	December 31,
	2024	2025
	US$’000	US$’000
Net operating loss carryforwards	473	628
	(473)	(628)
	–	–

As of December 31, 2024 and 2025, the Company had net operating loss carryforwards of US$2,782,000 and US$3,694,000, respectively. These losses can offset future taxable income and can be carried forward indefinitely. The management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company believed that it was more likely than not that the Company will be unable to fully utilize its deferred tax assets related to the net operating loss carryforwards in Singapore. As a result, the valuation allowance of US$473,000 and US$628,000 was recorded against the gross deferred tax asset balance as of December 31, 2024 and 2025, respectively.

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative instruments to manage commodity price risk. The Company enters into derivatives to economically hedge its exposure against adverse fluctuations of commodity prices. Generally, derivative instruments are recorded at fair value in other current assets or current liabilities in the Company’s consolidated balance sheets.

The Company’s current assets and liabilities that were accounted for at fair value:

	As of December 31,
	2024	2025
	US$’000	US$’000
Current Asset
Unrealized gain on commodity future contracts	–	9
Current Liabilities
Unrealized losses on commodity future contracts	14	519

The commodity futures contracts are measured at fair value on a recurring basis using the mark-to-market valuations reflected in month-end broker statements, which are based on observable market inputs. Accordingly, these instruments are classified within Level 2 of the fair value hierarchy.

The Effect of Derivative Instruments on the Consolidated Statements of Operations and Comprehensive Income/(Loss)

The table below summarizes the net effect of derivative instruments on the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2023, 2024 and 2025.

	Years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Income statement classification
Cost of revenues	831	(27)	1,037

15. CREDIT FACILITIES

On February 19, 2025, the subsidiaries Davis Commodities Pte. Ltd. and Maxwill (Asia) Pte. Ltd. have obtained trade financing facilities with an aggregate limit of S$3,000,000 (approximately US$2,314,000) from a financial institution. These facilities include Letters of Credit, Trust Receipts, and Invoice Financing, and may be increased to an aggregate of S$5,000,000 (approximately US$3,857,000) upon satisfactory review of the borrowers’ audited financial statements and fulfilment of the bank’s conditions.

The facilities are intended to provide trade financing for the Borrowers’ trading of sugar and related products. Interest rates applicable to the facilities are based on US$ Term Secured Overnight Finance Rate (SOFR) + 2.10% per annum or S$ Compounded Reference Rate + 2.10% per annum, depending on the currency of the drawdown.

The facilities are secured by a charge over goods financed by the bank, a charge over the bank account maintained with the bank, an assignment of receivables over goods financed by the bank, and a corporate guarantee executed by Davis Commodities Limited for all monies owing from time to time.

As of December 31, 2025, the Company had available but undrawn committed banking facilities from the above of approximately US$2,024,810 (approximately S$2,624,558).

As of December 31, 2025, the Company had available but undrawn committed banking facilities of approximately US$7,127,003 (approximately S$9,238,021), which were granted in the prior year and remained available for drawdown subject to compliance with the applicable terms and conditions of the facilities.

16. RELATED PARTY TRANSACTIONS AND BALANCES

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

The following transactions took place between the Company and its related parties during the years on the consolidated statements of operations and comprehensive income/(loss):

		December 31,
	Notes	2023	2024	2025
		US$’000	US$’000	US$’000
Interest income receivable from a related party	(i)	88	384	384
Directors’ remuneration	(ii)	150	155	156
Director’s fee of the subsidiary	(iii)	125	117	125
Directors’ fees of the Company	(iv)	9	54	54
Related party remuneration	(v)	138	139	131
Rental expense paid to a related party	(vi)	40	40	41
Overseas office expense payable to a related party	(vii)	312	315	307
Interest payable to a related party	(viii)	75	110	110
Sales with a related party	(ix)	1,785	5,256	35,522

Notes:

(i)	Mr. Tan Choo Kiat, spouse of the Company’s director, Ms. Li Peng Leck, is the director and shareholder of Carfax Commodities (Asia) Pte. Ltd. The interest income is included in “Other income”.
(ii)	Remuneration for Ms. Leck Li Peng and Ms. Abbie Jillia Lee, the directors of the Company is included in “General and administrative expenses”.
(iii)	Directors’ fee paid to Mr. Siua Chern Yong, a director of a subsidiary is included in “General and administrative expenses”.
(iv)	Directors’ fees paid to Mr. Khor Khie Liam Alex, Mr. Long Jia Kwang and Mr. Rui Wang Alan, the independent directors of the Company are included in “General and administrative expenses”.
(v)	Remuneration paid to Mr. Tan Choo Kiat is included in “General and administrative expenses”.
(vi)	Rental expense paid to Mr. Tan Choo Kiat is included in “General and administrative expenses”.
(vii)	Mr. Tan Choo Kiat is the director and shareholder of Davis Commodities (Thailand) Co. Ltd. The oversea office expense to the related party is included in “General and administrative expenses”.
(viii)	Interest expense to Mr. Tan Choo Kiat is included in “interest expense”.
(ix)	Mr. Tan Choo Kiat is the director and shareholder of Mai Wei Xiamen Trading Co. Ltd. The sales to the related party is included in “Revenue”.

The following table presents the related parties balances recorded on the Company’s consolidated balance sheets as of December 31, 2024 and 2025.

		December 31,
	Notes	2024	2025
		US$’000	US$’000
Mr. Tan Choo Kiat	(i)	(1,096)	(1,096)
Maxautoway Credit Pte Ltd	(ii)	(453)	(349)
Lek Yak Heen	(iii)	–	(1,000)
Davis Commodities (Thailand) Co Ltd	(iv)	(92)	(51)
Carfax Commodities (Asia) Pte Ltd	(v)	6,291	6,675
Mai Wei (Xiamen) Trading Co Ltd	(vi)	409	1,808
Maxwill International Sdn Bhd	(vii)	30	30

(i)	The balance represents a loan from Mr. Tan Choo Kiat, is unsecured, with an interest rate of 10% per annum and no fixed term of repayment and presented as “Amount due to a related party’.
(ii)	Mr. Tan Choo Kiat is the director and shareholder of Maxautoway Credit Pte Ltd. The balance represents advance from the related party which is unsecured and non-interest bearing. The balance as of December 31, 2024 and 2025 are repayable on demand and repayable no later than December 31, 2026, respectively, and included in “Amount due to related parties”.
(iii)	Lek Yak Heen is considered as a family member of the Company’s director, Ms. Leck Li Peng. The balance represents advance from him which is unsecured, non-interest bearing, repayable no later than December 31, 2026 and included in “Amount due to related parties”.
(iv)	Mr. Tan Choo Kiat is the director and shareholder of Davis Commodities (Thailand) Co. Ltd. The balance represents advance from the related party for operations and included in “Amount due to related parties”.
(v)	The balance due by Carfax Commodities (Asia) Pte Ltd represents convertible loan with compounded interest to accrue at the rate prescribed by the Inland Revenue Authority of Singapore (See Note 7).
(vi)	Mr. Tan Choo Kiat is the director and shareholder of Mai Wei Xiamen Trading Co. Ltd. The balance due from the related party is included in “Accounts receivable, net”.
(vii)	Mr. Tan Choo Kiat is the director and shareholder of Maxwill International Sdn Bhd. The balance represents refundable deposit paid to the related party and included in “Amount due from related parties”.

For the years ended December 31, 2023, 2024 and 2025, Mr. Tan Choo Kiat also provided personal guarantees for all the Company’s secured fixed rate bank loans (See Note 9).

17. CONCENTRATIONS AND RISKS

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

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Customer A	19,326	N/A(i)	N/A(i)
Customer B	N/A(i)	N/A(i)	35,522
Customer C	N/A(i)	27,560	39,969

_______________

(i)	Revenue from the relevant customer was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total gross accounts receivable:

	As of December 31,
	2024	2025
	US$’000	US$’000
Customer B	N/A(ii)	1,808
Customer C	N/A(ii)	1,574
Customer D	2,204	N/A(ii)

_______________

(ii)	Accounts receivable from relevant customers was less than 10% of the Company’s total gross accounts receivable for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Supplier A	20,470	13,241	20,434
Supplier B	21,433	N/A(iii)	N/A(iii)
Supplier C	19,430	N/A(iii)	N/A(iii)
Supplier D	N/A(iii)	22,321	N/A(iii)
Supplier E	N/A(iii)	14,167	44,971
Supplier F	N/A(iii)	N/A(iii)	29,260

_______________

(iii)	Purchase from relevant suppliers was less than 10% of the Company’s total purchase for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2024	2025
	US$’000	US$’000
Supplier D	3,370	N/A(iv)
Supplier E	1,726	2,466
Supplier F	N/A(iv)	1,866

________________

(iv)	Accounts payable from relevant suppliers was less than 10% of the Company’s total accounts payable for the respective year.

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

18. COMMITMENTS AND CONTINGENCIES

Other than the lease commitments and debt obligations as disclosed in the notes to the consolidated financial statements, the Company did not have any significant financial or capital commitments as of December 31, 2024 and 2025, and through the issuance date of these consolidated financial statements.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. Except for the legal proceeding disclosed elsewhere, in the opinion of management, there were no material pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

19. SUBSEQUENT EVENTS

The Company has assessed subsequent events from December 31, 2025 through May 15, 2026, which is the date of the consolidated financial statements were available to be issued. There were no additional material reportable subsequent events that need to be disclosed, except as set forth below:

In January and February 2026, the Company conducted sales of its Class A Ordinary Shares under an ATM offering program pursuant to a prospectus supplement filed with the SEC. Under this program, the Company issued and sold Class A Ordinary Shares for aggregate gross proceeds of approximately US$1,065,898, before deducting sales agent commissions and other offering expenses. The net proceeds are intended to be used for general corporate purposes.

On January 8, 2026, the High Court of Singapore entered judgment in default of defence in favor of a supplier of the Singapore-incorporated operating subsidiaries Davis Commodities Pte. Ltd. (“DCPL”) and LP Grace Pte. Ltd. (“LP Grace”), ordering DCPL to pay US$620,130 and LP Grace to pay US$129,600, in each case together with applicable interest and legal costs (the “Judgments”). The Judgments arose from commodity purchase contracts entered in 2024. An amount of US$162,000 has been appropriately recognized in the consolidated financial statements for the year ended December 31, 2025, as a result of the above legal case. On January 22, 2026, DCPL and LP Grace received statutory demand letters from counsel to the supplier under the Singapore Insolvency, Restructuring and Dissolution Act 2018, demanding payment failing which the supplier may apply to the High Court of Singapore for winding-up of the subsidiaries. On February 12, 2026, the subsidiaries received correspondence regarding a potential negotiated resolution. On April 13, 2026, the parties entered into a consent agreement pursuant to which the supplier agreed to accept payment of the judgement sums by installments. As of the date of this annual report, the subsidiaries are making payments in accordance with the agreed instalments schedule, and no winding-up petition has been filed.

On February 5, 2026, the Company’s board of directors approved a 20-for-1 share consolidation (reverse stock split) of its ordinary shares, each 20 issued and unissued Class A Ordinary Shares were consolidated into one Class A Ordinary Share, and each 20 issued and unissued Class B Ordinary Shares were consolidated into one Class B Ordinary Share. Following the Reverse Split, the par value of each Class A Ordinary Share and each Class B Ordinary Share was changed from $0.000000430108 each to $0.00000860216 each. The Company’s Class A Ordinary Shares commenced trading on a split-adjusted basis on the Nasdaq Capital Market on March 9, 2026.

On March 19, 2025, the Company received a deficiency notice from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the listed security had remained below US$1.00 per share for 30 consecutive business days. On September 16, 2025, Nasdaq granted the Company an additional 180-calendar-day period through March 16, 2026 to regain compliance. On March 18, 2026, the Company received a Staff Determination letter from Nasdaq notifying that it of the decision to delist its securities. Trading in the Company’s Class A Ordinary Shares on Nasdaq was suspended on March 25, 2026, and the shares are currently quoted on the OTC Markets under the symbol “DTCKF.” Following a hearing, the Nasdaq Hearings Panel sustained the delisting determination. The Company has requested further review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council in accordance with applicable Nasdaq rules, and the matter remains pending as of the date of this annual report.

